As filed with the Securities and Exchange Commission on July 31, 2013
Registration No. 333-189321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment
No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Prudential Bancorp, Inc.
and Prudential Savings Bank
Employees’ Savings and Profit Sharing Plan
(Exact name of registrant as specified in its articles of incorporation)

Pennsylvania	6036	46-2935427
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1834 West Oregon Avenue
Philadelphia, Pennsylvania 19145
(215) 755-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Thomas A. Vento
Chairman, President and Chief Executive Officer
Prudential Bancorp, Inc.
1834 West Oregon Avenue
Philadelphia, Pennsylvania 19145
(215) 755-1500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Raymond A. Tiernan, Esq.
Philip R. Bevan, Esq.
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 11th Floor
Washington, D.C. 20005
202-347-0300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $.01 par value per share	9,545,000 shares(1)	$10.00	$95,450,000	(2)	$13,020	(3)
Participation interests	415,661 interests(2)				—	(2)

(1)
  Estimated solely for the purpose of calculating the registration fee pursuant to Regulation 457(o) under the Securities Act.
(2)
  The securities of Prudential Bancorp, Inc. to be purchased by the Prudential Savings Bank Employees’ Savings and Profit Sharing Plan are included in the common stock being registered. Pursuant to Rule 457(h)(2) of the Securities Act of 1933, as amended, no separate fee is required for the participation interests.
(3)
  $12,314 of the registration fee was previously paid.
The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

SUBSCRIPTION AND COMMUNITY
OFFERING PROSPECTUS

(Proposed Holding Company for Prudential Savings Bank)
Up to 7,141,602 Shares of Common Stock
Prudential Bancorp, Inc., a newly formed Pennsylvania corporation (which we refer to as “Prudential Bancorp–New”), is offering up to 7,141,602 shares of its common stock to the public in connection with the “second step” conversion of Prudential Mutual Holding Company from the mutual to the stock form of organization. All shares of common stock being offered for sale will be sold at a price of $10.00 per share. The shares being offered represent Prudential Mutual Holding Company’s current 74.8% ownership interest, after adjustment for the assets of Prudential Mutual Holding Company, in the existing mid-tier holding company for Prudential Savings Bank, a Pennsylvania-chartered corporation known as Prudential Bancorp, Inc., of Pennsylvania (which we refer to as “existing Prudential Bancorp”). The remaining 25.2% ownership interest, after adjustment for the assets of Prudential Mutual Holding Company, in existing Prudential Bancorp is now owned by public shareholders and will be exchanged for shares of common stock of Prudential Bancorp–New. The common stock of existing Prudential Bancorp is currently listed on the Nasdaq Global Market under the symbol “PBIP.” After the completion of the conversion and offering, the common stock of Prudential Bancorp–New will be listed on the Nasdaq Global Market under the symbol “PBIP.”
The minimum order is 25 shares. The offering will end at 4:00 p.m., Eastern Time, on            , 2013. We may extend the offering without notice to you until            , 2013. The offering may be extended, further, subject to the receipt of any necessary approvals or non-objections from the Board of Governors of the Federal Reserve System. No single extension may exceed 90 days, and the offering must be completed by            , 2015. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond            , 2013, or the number of shares of common stock to be sold is increased to more than 7,141,602 shares or decreased to less than 5,278,542 shares. If we extend the offering beyond            , 2013, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds, with interest calculated at Prudential Savings Bank’s passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 5,278,542 shares or more than 7,141,602 shares, we will promptly return all funds, with interest, and set a new offering range. All subscribers will be notified and given the opportunity to place a new order. Funds received prior to the completion of the offering will be held in a segregated account at Prudential Savings Bank and will earn interest calculated at Prudential Savings Bank’s passbook savings rate, which is currently ___% per annum.
The shares of common stock are first being offered in a subscription offering to eligible depositors and the tax-qualified employee stock ownership plan of Prudential Savings Bank as described in this prospectus. Eligible depositors and the employee stock ownership plan have priority rights to buy all of the shares offered. Shares not purchased in the subscription offering will simultaneously be offered for sale to the general public in a community offering, with a preference given to residents of Delaware County and Philadelphia County, Pennsylvania, and shareholders of existing Prudential Bancorp. We also may offer for sale shares of common stock not purchased in the subscription offering or community offering in a separate public offering through a syndicate of selected broker-dealers, with Sandler O’Neill & Partners, L.P. serving as a sole book-running manager, referred to in this prospectus as the syndicated community offering, or in our discretion after consultation with Sandler O’Neill & Partners, L.P., in a separate firm commitment underwritten offering. Sandler O’Neill & Partners, L.P. is not obligated to purchase any shares of common stock that are being offered for sale in the subscription offering, community offering or any syndicated community offering. We must sell a minimum of 5,278,542 shares in the offering in order to complete the offering and the conversion.
In addition to the shares we are selling in the offering, the remaining interest in existing Prudential Bancorp currently held by the public will be exchanged for shares of common stock of Prudential Bancorp–New based on an exchange ratio that will result in existing public shareholders of existing Prudential Bancorp owning approximately the same percentage of Prudential Bancorp–New common stock as they owned in existing Prudential Bancorp immediately before the completion of the conversion. We will issue between 0.6979 and 0.9442 shares of common stock in the exchange for each share of existing Prudential Bancorp common stock.
Sandler O’Neill & Partners, L.P. will assist us in selling the shares on a best efforts basis in the subscription and community offerings. Sandler O’Neill & Partners, L.P. is not required to purchase any shares of common stock that are sold in the subscription or community offerings.
This investment involves a degree of risk, including the possible loss of principal.
Please read “Risk Factors” beginning on page __.
OFFERING SUMMARY
Price Per Share: $10.00

	Minimum	Midpoint	Maximum
Number of shares	5,278,542	6,210,199	7,141,602
Gross offering proceeds	$52,785,420	$62,101,990	$71,416,020
Estimated offering expenses, excluding selling agent fees(1)	$1,150,000	$1,150,000	$1,150,000
Estimated selling agent fees(2)(3)	$1,009,000	$1,188,000	$1,367,000
Estimated net proceeds	$50,626,420	$59,763,990	$68,899,020
Estimated net proceeds per share	$9.59	$9.62	$9.65

(1)
  Includes an aggregate of $150,000 payable to Sandler O’Neill & Partners, L.P. which includes $100,000 for expenses of the offering and $50,000 for records management and expenses related thereto.
(2)
  Includes: selling commissions payable by us to Sandler O’Neill & Partners, L.P. in connection with the subscription and community offerings equal to 1.0% of the aggregate amount of common stock sold in the subscription offering (net of insider purchases and shares purchased by our employee stock ownership plan) and 3.0% of the aggregate amount of common stock sold in the community offering (net of insider purchases) or an aggregate of approximately $1.3 million, at the maximum of the offering range, assuming that 50% of the offering is sold in the subscription offering and 50% of the offering is sold in the community offering. See “Pro Forma Data” on page __ and “The Conversion and the Offering — Plan of Distribution, Selling Agent and Underwriter Compensation” on page __.
(3)
  In the event that a syndicated community offering or a firm commitment underwritten offering is conducted, Sandler O’Neill & Partners, L.P. will receive selling agent commissions (or discounts in the case of an underwritten public offering) equal to 5.5% of the aggregate amount of common stock sold in the syndicated community offering or underwritten public offering (net of insider purchases and any shares purchased by our employee stock ownership plan). If all shares of common stock are sold in the syndicated community offering or firm commitment underwritten offering, the maximum selling agent commissions (or discounts in the case of an underwritten public offering) and expenses would be $3,103,198 at the minimum, $3,615,609 at the midpoint, and $4,127,881 at the maximum. In the event a syndicated community offering or a firm commitment underwritten offering is conducted, Sandler O’Neill & Partners, L.P.’s offering expenses are reimbursed up to $150,000, inclusive of the $100,000 referenced above.
These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2013

MAP OF OUR MARKET AREA

i

ii

SUMMARY
This summary highlights material information from this prospectus and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements of existing Prudential Bancorp and the section entitled “Risk Factors.”
Prudential Bancorp–New
Prudential Bancorp–New is a newly formed Pennsylvania corporation. Prudential Bancorp–New is conducting this offering in connection with the conversion of Prudential Mutual Holding Company from the mutual to the stock form of organization. The shares of common stock of Prudential Bancorp–New to be sold represent the 74.8% ownership interest, after adjustment for the assets of Prudential Mutual Holding Company, in existing Prudential Bancorp currently owned by Prudential Mutual Holding Company. The remaining 25.2% ownership interest, after adjustment for the assets of Prudential Mutual Holding Company, in existing Prudential Bancorp is currently owned by other shareholders (who are sometimes referred to as the “public shareholders”) and will be exchanged for shares of common stock of Prudential Bancorp–New based on an exchange ratio which will range from 0.6979 shares at the minimum of the offering range to 0.9442 shares at the maximum of the offering range. The actual exchange ratio will be determined at the closing of the offering and will depend on the number of shares of common stock sold in the stock offering. The executive offices of Prudential Bancorp–New are located at 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145, and its telephone number is (215) 755-1500.
Prudential Savings Bank
Prudential Savings Bank is a Pennsylvania-chartered stock savings bank operating out of its headquarters and main office in South Philadelphia, Pennsylvania and six other full-service banking offices in Philadelphia and Delaware Counties, Pennsylvania. Our business primarily consists of attracting deposits from the general public and using those funds to originate loans and invest in securities. Prudential Savings Bank is a community oriented savings bank with a history of operations in South Philadelphia dating back to 1886. Our primary market area is Philadelphia, in particular South Philadelphia and Center City, as well as Delaware County, Pennsylvania. We also conduct business in Bucks, Chester and Montgomery Counties, Pennsylvania which, along with Delaware County, comprise the Pennsylvania suburbs of Philadelphia. We also make loans in contiguous counties in southern New Jersey. At March 31, 2013, Prudential Savings Bank’s single-family residential mortgage loans amounted to $242.0 million or 86.1% of its total loan in portfolio. Prudential Savings Bank is subject to regulation and examination by the Pennsylvania Department of Banking and Securities, which we refer to as the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation. Prudential Savings Bank’s headquarters and main office is located at 1834 West Oregon Avenue, Philadelphia, Pennsylvania and its telephone number is (215) 755-1500.
Prudential Mutual Holding Company
Prudential Mutual Holding Company is a Pennsylvania-chartered mutual holding company which currently is the parent of existing Prudential Bancorp. As a mutual holding company, Prudential Mutual Holding Company does not have shareholders. The principal business purpose of Prudential Mutual Holding Company is owning a majority of the outstanding shares of common stock of existing Prudential Bancorp. Prudential Mutual Holding Company currently owns 7,478,062 shares of common stock of existing Prudential Bancorp, which is 74.6% of the shares outstanding. Prudential Mutual Holding Company will no longer exist upon completion of the conversion and offering, and the shares of existing Prudential Bancorp common stock that it holds will be canceled.
Existing Prudential Bancorp
Existing Prudential Bancorp is a Pennsylvania-chartered corporation and currently is the mid-tier stock holding company for Prudential Savings Bank. Existing Prudential Bancorp was formed by Prudential Savings Bank in connection with the bank’s reorganization into the mutual holding company form of organization in 2005. At March 31, 2013, an aggregate of 2,545,433 shares of common stock, or

25.4% of the outstanding shares, of existing Prudential Bancorp were owned by the public shareholders. The common stock of existing Prudential Bancorp is registered under the Securities Exchange Act of 1934, as amended, and is publicly traded on the Nasdaq Global Market. At the conclusion of the offering and the conversion of Prudential Mutual Holding Company, existing Prudential Bancorp will no longer exist. The public shareholders of existing Prudential Bancorp will have their shares converted into shares of Prudential Bancorp–New common stock based on the exchange ratio, which will range from 0.6979 shares at the minimum of the offering range to 0.9442 shares at the maximum of the offering range. The shares of common stock being offered by Prudential Bancorp–New represent Prudential Mutual Holding Company’s current ownership interest in existing Prudential Bancorp after adjustment for the assets of Prudential Mutual Holding Company. As of March 31, 2013, existing Prudential Bancorp had $479.1 million in total assets, $416.1 million in total deposits and $60.2 million in stockholders’ equity. The executive offices of existing Prudential Bancorp are located at 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145, its telephone number is (215) 755-1500, and its website is www.prudentialsavingsbank.com. Information on our website should not be treated as part of this prospectus.
Our Current and Proposed Organizational Structure
We have been organized in the mutual holding company form since March 2005 when we completed our reorganization into the current two-tier mutual holding company structure.
The following chart shows our current ownership structure which is commonly referred to as the “two-tier” mutual holding company structure:

Pursuant to the terms of our plan of conversion and reorganization, we are now converting from the partially public mutual holding company structure to the fully public stock holding company form of organization, in what is known as a “second step” conversion transaction. As part of the conversion, we are offering for sale the majority ownership interest in existing Prudential Bancorp that is currently owned by Prudential Mutual Holding Company. Upon completion of the conversion and offering, Prudential Mutual Holding Company and existing Prudential Bancorp will cease to exist, we will be fully owned by public shareholders and there will be no continuing interest in Prudential Savings Bank by a mutual holding company. Upon completion of the conversion, public shareholders of existing Prudential Bancorp will receive shares of common stock of Prudential Bancorp–New in exchange for their shares of existing Prudential Bancorp.

Following the conversion and offering, we will be organized as a fully public holding company and our ownership structure will be as follows:

Our Business Strategy
Our mission is to operate as a profitable, independent community-oriented financial institution serving primarily retail customers and small businesses in our market area. We are focused on prudently increasing profitability and enhancing shareholder value. The following are key elements of our current business strategy:
•
  Improving Asset Quality.   We are continuing our efforts to improve asset quality. At March 31, 2013, our total non-performing assets amounted to $7.4 million, or 1.6% of total assets, reflecting an $8.6 million, or 53.5%, reduction compared to $16.0 million of total non-performing assets at September 30, 2012 (when total non-performing assets amounted to 3.3% of total assets). During fiscal years ended September 30, 2012 and 2011, the relatively high levels of non-performing assets and other problem assets, primarily related to construction and land development projects, significantly impacted our results of operations as the high levels of provisions for loan losses and charge-offs and other expenses related to other real estate owned was a significant contributor to the reduced level of net income, in particular in fiscal 2011 in which we established $4.6 million in provisions for loan losses. Given the decline in real estate values and the difficulties we were experiencing in our construction and land development and commercial real estate portfolios, we substantially reduced our origination of these types of loans beginning in the latter part of 2010 in fiscal 2011. In our efforts to reduce the levels of our non-performing and other problem assets in recent periods, we adopted and implemented a completely revised and enhanced loan policy. We also hired recently a credit officer with more than 25 years of experience in loan underwriting and credit analysis including underwriting and analyzing commercial real estate and commercial business credits and a loan compliance officer with more than 14 years of experience, including significant regulatory compliance capabilities.
•
  Growing and Diversifying Our Loan Portfolio.   As part of our efforts to improve earnings, we plan to expand, on a relatively modest basis, and subject to favorable market conditions, our origination of construction and land development loans as well as commercial real estate and commercial business loans within our market area. Such loans will be underwritten in accordance with our revised loan underwriting standards and our enhanced credit review and administration procedures. We believe that we can be a successful niche lender to small- and mid-sized commercial borrowers and developers in our market area. We also plan to modestly grow our loan portfolio while diversifying it. Such diversification may include becoming involved to a limited degree in Small Business Administration (“SBA”) lending and commercial lease lending. We believe that an expansion of our involvement in construction and land development lending as well as commercial real estate and commercial business lending in a planned, deliberative fashion with the loan underwriting and administration changes that we have implemented in recent periods, together with modest loan growth, should increase our interest income and our returns in future periods.
•
  Improving our Funding Mix by Attracting Lower Cost Core Retail Deposits.   Core deposits include all deposit account types except certificates of deposit. Core deposits are our least costly source of funds and improve our interest rate spread. We believe that core deposits represent our best opportunity to develop customer relationships that enable us to cross-sell our full complement of products and services. Core deposits also contribute non-interest income from account-related fees and services and are generally less sensitive to withdrawal when interest rates fluctuate. At March 31, 2013, core deposits represented 43.2% of our total deposits compared to 41.9% of total deposits at September 30, 2012 and 41.2% of total deposits at September 30, 2011. We are planning to continue our efforts to further increase core deposits. In addition, we will seek to develop commercial checking accounts as we increase commercial lending and we plan to enhance our cross-marketing as part of our efforts to gain additional deposit relationships with our loan customers.
•
  Continuing our Community-Oriented Focus.   As a community-oriented financial institution, we emphasize providing exceptional customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our market area. Our management team has strong ties to, and deep roots in, the community. We believe that we know our customers’ banking needs and can respond quickly to address them.
Reasons for the Conversion and Offering
We are pursuing the conversion and offering for the following reasons:
•
  Conversion to the fully public form of ownership will remove the uncertainties associated with the mutual holding company structure. We believe that the conversion and offering will result in a more familiar and flexible form of corporate organization and will better position us to continue to meet all current and future regulatory requirements, including regulatory capital requirements which may be imposed on bank holding companies such as Prudential Bancorp–New, and, in light of the portion of the net proceeds of the offering to be retained by the new stock-form holding company, will facilitate the ability of Prudential Bancorp–New to serve as a source of strength for Prudential Savings Bank.
•
  The number of our outstanding shares after the conversion and offering will be greater than the number of shares currently held by public shareholders, so we expect our stock to have greater liquidity.
•
  The additional funds resulting from the offering will increase our capital (although Prudential Savings Bank is deemed to be “well-capitalized”) and support continued growth, as well as provide increased lending capability.

Use of Proceeds from the Sale of Our Common Stock
We expect to use the proceeds from the offering as follows:

Use of Proceeds	Amount, at the minimum	Amount, at the maximum	Percentage of net offering proceeds at the maximum
	(Dollars in Thousands)
Loan to our employee stock ownership plan	$2,111	$2,857	4.15%
Repurchase of shares for our new recognition and retention plan	2,111	2,857	4.15
Investment in Prudential Savings Bank	25,313	34,450	50.00
General corporate purposes – dividend payments, possible acquisitions and stock repurchases	21,091	28,735	41.70
Total	$50,626	$68,899	100.0%
We may use the portion of the proceeds that we retain to, among other things, invest in securities, pay dividends to shareholders (subject to compliance with regulatory policies), repurchase shares of common stock (subject to regulatory restrictions), or for general corporate purposes.
The proceeds to be contributed to Prudential Savings Bank will be available for general corporate purposes, including supporting the expansion and diversification of our lending activities. The proceeds to be contributed to Prudential Savings Bank will also support the future growth of the bank, which could include the relocation of existing offices or the establishment of new banking offices.
The Offering and Persons Who Can Purchase in the Offering
We are offering common stock which represents the 74.8% ownership interest, after adjustment for the assets of Prudential Mutual Holding Company, in existing Prudential Bancorp now owned by Prudential Mutual Holding Company. We are offering between 5,278,542 and 7,141,602 shares of common stock, at a price of $10.00 per share. The actual number of shares we sell will depend on an independent appraisal performed by FinPro, Inc., an independent appraisal firm. We are also exchanging shares of existing Prudential Bancorp, other than those held by Prudential Mutual Holding Company, for shares of Prudential Bancorp–New based on an exchange ratio which will range from 0.6979 shares at the minimum of the offering range to 0.9442 shares at the maximum of the offering range. See “The Conversion and Offering — How We Determined the Price Per Share, the Offering Range and the Exchange Ratio” at page ____. Shares are being offered in a subscription offering in the following order of priority.

FIRST:	Eligible Account Holders (depositors at Prudential Savings Bank with $50 or more on deposit as of December 31, 2011).
SECOND:	Prudential Savings Bank’s employee stock ownership plan;
THIRD:	Supplemental Eligible Account Holders (depositors at Prudential Savings Bank with $50 or more on deposit as of , 2013).
FOURTH:	Other Depositors (depositors at Prudential Savings Bank as of , 2013 and who do not qualify as Eligible Account Holders or Supplemental Eligible Account Holders).
The offering will terminate at 4:00 p.m., Eastern Time, on            , 2013. We may extend this expiration date without notice to you for up to 45 days, until            , 2013. Once submitted, your order is irrevocable unless the offering is terminated or extended beyond            , 2013. We may extend the offering beyond            , 2013, but any such further extension may require the approval or non-objection of the Board of Governors of the Federal Reserve System (which we also refer to as the “Federal Reserve Board” or the “FRB”). In no event may the offering be extended beyond            , 2015. If the offering is extended beyond            , 2013, we will be required to notify each subscriber and give each subscriber the opportunity to confirm, change or cancel their order.

Concurrently with the subscription offering, we may also offer shares of common stock to the public in a community offering. In the community offering, natural persons (and trusts of natural persons) who reside in Philadelphia and Delaware Counties, Pennsylvania, will have a first preference, and public shareholders of existing Prudential Bancorp as of            , 2013 will have a second preference in the community offering after persons residing in Philadelphia and Delaware Counties. The community offering, if commenced, is expected to terminate at 4:00 p.m., Eastern Time, on            , 2013, but may be extended without notice until            , 2013.
Shares not sold in the subscription and community offering may be offered for sale in a syndicated community offering, which would be an offering to the general public on a best efforts basis by a syndicate of selected broker-dealers. Instead of a syndicated community offering, shares not sold in the subscription and community offerings may be sold in an underwritten public offering managed by Sandler O’Neill & Partners, L.P.
We may begin the syndicated community offering at any time following the commencement of the subscription offering. Sandler O’Neill & Partners, L.P. will act as sole book-running manager in any syndicated community offering, which will be conducted on a best efforts basis.
We have the right to reject any orders of stock in the community offering and syndicated community offering either in whole or in part. If you submit an order which we reject in part, you cannot cancel the remainder of your order.
If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described in the plan of conversion and reorganization. See “The Conversion and Offering” for a detailed description of the subscription, community and syndicated community offerings or public underwritten offering.
The purchase price is $10.00 per share. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. Sandler O’Neill & Partners, L.P. our conversion advisor and marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock. Sandler O’Neill & Partners, L.P. is not obligated to purchase any shares of common stock in the subscription offering, community offering and any syndicated community offering. If an underwritten public offering is conducted, the shares sold in such offering will be purchased by Sandler O’Neill & Partners, L.P. and any other underwriters participating in such offering.
You cannot transfer your rights to purchase shares in the subscription offering. If you attempt to transfer your rights, you may lose the right to purchase shares and may be subject to criminal prosecution and/or other sanctions.
How We Determined the Price Per Share, the Offering Range and the Exchange Ratio
The offering range and the exchange ratio are based on an independent appraisal by FinPro, Inc., an appraisal firm experienced in appraisals of savings institutions. The pro forma market value is the estimated market value of our common stock assuming the sale of shares in the conversion and related offering. FinPro has indicated that in its opinion as of July 24, 2013, the estimated pro forma market value of our common stock was $83.0 million at the midpoint. In the offering, we are selling the number of shares representing the proportionate number of shares currently owned by Prudential Mutual Holding Company as adjusted for the assets held by Prudential Mutual Holding Company, which results in an offering range between $52.8 million and $71.4 million, with a midpoint of $62.1 million. The appraisal was based in part upon existing Prudential Bancorp’s financial condition and operations and the effect of the additional capital we will raise from the sale of common stock in this offering.
Accordingly, at the minimum of the offering range, given the purchase price per share of $10.00, we are offering 5,278,542 shares, and at the maximum of the offering range we are offering 7,141,602 shares in the offering. The appraisal will be updated before the conversion is completed. If, pursuant to FinPro Inc.’s appraisal update, the pro forma market value of the common stock at that time is either below $52.8 million or above $71.4 million, we will notify subscribers, return their funds, with interest, or cancel their deposit account withdrawal authorizations. If we decide to set a new offering range, subscribers will have the opportunity to place a new order. See “The Conversion and Offering — How We Determined the Price Per Share, the Offering Range and the Exchange Ratio” for a description of the factors and assumptions used in determining the stock price and offering range.

The appraisal was based in part upon existing Prudential Bancorp’s financial condition and results of operations, the effect of the additional capital we will raise from the sale of common stock in this offering, and an analysis of a peer group of ten publicly traded savings and loan holding companies that FinPro considered comparable to us. The appraisal peer group consists of the companies listed below. Total assets are as of March 31, 2013.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets (in Thousands)
Alliance Bancorp, Inc. of Pennsylvania (ALLB)	NASDAQ	Broomall, PA	$457,401
Cape Bancorp, Inc. (CBNJ)	NASDAQ	Cape May Court House, NJ	1,033,221
Colonial Financial Services, Inc. (COBK)	NASDAQ	Vineland, NJ	633,217
FedFirst Financial Corporation (FFCO)	NASDAQ	Monessen, PA	313,562
Fox Chase Bancorp, Inc. (FXCB)	NASDAQ	Hatboro, PA	1,085,340
OBA Financial Services, Inc. (OBAF)	NASDAQ	Germantown, MD	386,095
Ocean Shore Holding Co. (OSHC)	NASDAQ	Ocean City, NJ	1,053,872
Oneida Financial Corp. (ONFC)	NASDAQ	Oneida, NY	719,687
Standard Financial Corp. (STND)	NASDAQ	Monroeville, PA	436,302
TF Financial Corporation (THRD)	NASDAQ	Newtown, PA	716,002
In preparing its appraisal, FinPro considered the information in this prospectus, including our financial statements. FinPro also considered the following factors, among others:
•
  our historical, present and projected operating results including, but not limited to, historical income statement information such as return on assets, return on equity, net interest margin trends, operating expense ratios, levels and sources of non-interest income, and levels of loan loss provisions;
•
  our historical, present and projected financial condition including, but not limited to, historical balance sheet size, composition and growth trends, loan portfolio composition and trends, liability composition and trends, credit risk measures and trends, and interest rate risk measures and trends;
•
  the economic, demographic and competitive characteristics of existing Prudential Bancorp’s primary market area including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, deposit market share and largest competitors by deposit market share;
•
  a comparative evaluation of the operating and financial statistics of existing Prudential Bancorp’s with those of other similarly situated, publicly traded companies, which included a comparative analysis of balance sheet composition, income statement ratios, credit risk, interest rate risk and loan portfolio composition;
•
  the impact of the offering on existing Prudential Bancorp’s consolidated shareholders’ equity and earnings potential including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the reinvestment of the net proceeds of the offering and the effect of higher consolidated shareholders’ equity on existing Prudential Bancorp’s future operations;
•
  the impact of consolidation of Prudential Mutual Holding Company with and into existing Prudential Bancorp, including the impact of consolidation of Prudential Mutual Holding Company’s assets and liabilities; and
•
  the trading market for securities of comparable institutions and general conditions in the market for such securities.
Two of the measures investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual net income. FinPro considered these ratios, among other factors, in preparing its appraisal. Book value is the same as total stockholders’ equity, and represents the difference between the issuer’s assets and liabilities. Tangible book value is equal to total stockholders’ equity less intangible assets. FinPro’s appraisal also incorporates an analysis of a peer group of publicly traded companies that FinPro considered to be comparable to us.
The following table presents a summary of selected pricing ratios for the peer group companies and for us on a reported basis as utilized by FinPro in its appraisal. These ratios are based on earnings for the 12 months ended March 31, 2013 and book value as of March 31, 2013.

	Price to last 12 months (‘‘LTM’’) Earnings Multiple		Price to LTM Core Earnings Multiple		Price to Book Value Ratio	Price to Tangible Book Value Ratio
Prudential Bancorp–New (pro forma)
Minimum	30.30	x	250.00	x	66.40%	66.40%
Midpoint	35.71		333.33		72.41	72.41
Maximum	41.67		500.00		77.58	77.58
Peer group companies as of July 24, 2013
Average	24.06		29.51		95.71%	104.52%
Median	20.89		20.23		92.18	93.69
Compared to the median pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at a premium of 99.50% to the peer group on a price-to-earnings basis and a discount of 15.84% to the peer group on a price-to book value basis and 17.20% on a price to tangible book value basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group based on an earnings per share basis and less expensivethan the peer group based on a book value and tangible book value basis. See “Pro Forma Data” for the assumptions used to derive these pricing ratios.
Compared to the median pricing ratios of the peer group, at the minimum of the offering range our common stock would be priced at a premium of 45.07% to the peer group on a price-to-earnings basis, a discount of 29.13% to the peer group on a price-to-book basis, and a discount of 27.97% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings basis and less expensive than the peer group on a book value and tangible book value basis.
Our board of directors reviewed FinPro appraisal report, including the methodology and the assumptions used by FinPro, and determined that the offering range was reasonable and appropriate. Our board of directors has decided to offer the shares for a price of $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock prior to adoption of the plan of conversion, the standard that the common stock be offered in a manner that will achieve the widest distribution of the stock, the desired trading liquidity in the common stock after the offering, and the fact that $10.00 per share is the most commonly used price in conversion offerings. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.6979 to a maximum of 0.9442 shares of Prudential Bancorp–New common stock for each share of existing Prudential Bancorp common stock, with a midpoint of 0.8210.
Because of differences and important factors such as operating characteristics, location, financial performance, asset size, capital structure, and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not the stock is an appropriate investment for you. The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing the common stock. Because the independent valuation is based on estimates and projections on a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing the common stock in the offering will be able to sell their shares at a price equal to or greater than the $10.00 purchase price. See “Risk Factors — Our Stock Price May Decline When Trading Commences” at page __ and “Pro Forma

Data” at page __ and “The Conversion and Offering — How We Determined the Price Per Share, The Offering Range and the Exchange Ratio” at page ___.
Possible Change in Offering Range
FinPro will update its appraisal before we complete the conversion and related offering. If the pro forma market value of the common stock at that time is either below $52.8 million or above $71.4 million, then, after consulting with the Federal Reserve Board, we may:
•
  terminate the offering and promptly return all funds;
•
  promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order; or
•
  take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.
Termination of the Offering
We may terminate the offering at any time prior to the special meetings of depositors of Prudential Savings Bank and shareholders of existing Prudential Bancorp that are being called to vote on the plan of conversion and reorganization, and at any time thereafter with the approval of the Federal Reserve Board, if required. If we terminate the offering, we will promptly return funds received, with interest, and we will cancel deposit account withdrawal authorizations.
Impact of Prudential Mutual Holding Company’s Assets on Public Stock Ownership
In the exchange, the public shareholders of existing Prudential Bancorp will receive shares of common stock of Prudential Bancorp–New in exchange for their shares of common stock of existing Prudential Bancorp pursuant to an exchange ratio that ensures, subject to adjustment, that the shareholders will own the same percentage of the common stock of Prudential Bancorp–New after the conversion as they held in existing Prudential Bancorp immediately prior to the conversion, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. However, consistent with the regulations of the Federal Reserve Board, the exchange ratio must be adjusted downward to reflect the aggregate amount of existing Prudential Bancorp dividends paid to Prudential Mutual Holding Company and the initial capitalization of Prudential Mutual Holding Company. Prudential Mutual Holding Company had net assets of $706,000 as of June 30, 2013, not including existing Prudential Bancorp common stock. The adjustments described above will decrease existing Prudential Bancorp’s shareholders’ ownership interest in Prudential Bancorp–New from 25.4% to 25.2% at June 30, 2013. If existing Prudential Bancorp declares any further dividends before the completion of the second-step conversion, which is not anticipated, public shareholders’ ownership interest in existing Prudential Bancorp would be further diluted.
The Exchange of Existing Prudential Bancorp Common Stock
If you are a shareholder of existing Prudential Bancorp, the existing publicly traded mid-tier holding company, your shares will be cancelled and exchanged for new shares of Prudential Bancorp–New common stock. The number of shares you will receive will be based on an exchange ratio determined as of the closing of the conversion. The actual number of shares you receive will depend upon the number of shares we sell in our offering, which in turn will depend upon the final appraised value of Prudential Bancorp–New. The following table shows how the exchange ratio will adjust, based on the number of shares sold in our offering. The table also shows how many shares a hypothetical owner of existing Prudential Bancorp common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be sold in the offering		Shares of Prudential Bancorp–New stock to be issued in exchange for Existing Prudential Bancorp common stock		Total shares of Prudential Bancorp–New common stock to be outstanding after the conversion(1)	Exchange ratio	100 shares of Existing Prudential Bancorp common stock would be exchanged for the following number of shares of Prudential Bancorp–New(2)	Equivalent Per Share Value(3)
	Amount	Percent	Amount	Percent
Minimum	5,278,542	74.82	1,776,458	25.18	7,055,000	0.6979	69	$6.98
Midpoint	6,210,199	74.82	2,089,801	25.18	8,300,000	0.8210	82	8.21
Maximum	7,141,602	74.82	2,403,398	25.18	9,545,000	0.9442	94	9.44

(1)
  Valuation and ownership ratios reflect the dilutive impact of Prudential Mutual Holding Company’s assets upon completion of the conversion. See “— Impact of Prudential Mutual Holding Company’s Assets on Public Stock Ownership.”
(2)
  Cash will be paid instead of issuing any fractional shares.
(3)
  Represents the value of shares of Prudential Bancorp–New common stock to be received by a holder of one share of existing Prudential Bancorp common stock at the exchange ratio, assuming a value of $10.00 per share.
Upon completion of the conversion and offering, if you own shares of existing Prudential Bancorp which are held in “street name,” they will be exchanged without any action on your part. If you are the record owner of shares of existing Prudential Bancorp and hold stock certificates you will receive, after the conversion and offering is completed, a transmittal form with instructions to surrender your stock certificates. Certificates for common stock of Prudential Bancorp–New will be mailed within five business days after our exchange agent receives properly executed transmittal forms and certificates.
No fractional shares of Prudential Bancorp–New common stock will be issued to any public shareholder of existing Prudential Bancorp upon consummation of the conversion. For each fractional share that would otherwise be issued, we will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share stock offering price. For further information, see “The Conversion and Offering  —  Effect of the Conversion and Offering on Public Shareholders” beginning on page ___.
Conditions to Completion of the Conversion
We cannot complete our conversion and related offering unless:
•
  The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by the depositors of Prudential Savings Bank;
•
  The plan of conversion and reorganization is approved by at least:
•
  two-thirds of the outstanding shares of existing Prudential Bancorp common stock; and
•
  a majority of the outstanding shares of existing Prudential Bancorp common stock held by the public shareholders;
•
  We sell at least the minimum number of shares offered; and
•
  We receive the final approvals of the Federal Reserve Board and the Pennsylvania Department of Banking to complete the conversion and offering and related transactions.
Prudential Mutual Holding Company intends to vote its 74.6 % ownership interest in favor of the conversion. In addition, as of            , 2013, directors and executive officers of existing Prudential Bancorp and their associates owned ____ shares of existing Prudential Bancorp or ___% of the outstanding shares. They intend to vote those shares in favor of the plan of conversion and reorganization.

Limitations on the Amount of Stock You May Purchase
The minimum purchase is 25 shares. Generally, you may purchase no more than $1.0 million of common stock (100,000 shares) in the offering. The maximum amount of shares that a person together with any associates or group of persons acting in concert with such person may purchase, in all categories of the offering combined is 260,000 shares of common stock. Your associates include the following persons:
•
  persons on joint accounts with you;
•
  your spouse and other relatives living in your house;
•
  companies, trusts or other entities in which you have a controlling interest or hold a position as an officer or a similar position; or
•
  trusts or other estates in which you have a substantial beneficial interest or as to which you serve as trustee or in another fiduciary capacity.
In addition to the above, there is an ownership limitation for existing Prudential Bancorp public shareholders who wish to purchase additional shares in the offering. The number of shares of Prudential Bancorp–New common stock that a public shareholder may purchase in the offering individually, and together with associates or persons acting in concert, plus any shares of Prudential Bancorp–New received by them in exchange for their shares of existing Prudential Bancorp, may not exceed 9.9% of the total shares of Prudential Bancorp–New common stock to be issued and outstanding at the completion of the conversion and offering, provided, however, that no one will be required to divest any shares of Prudential Bancorp–New received in exchange for shares of existing Prudential Bancorp or be limited in the number of exchange shares received.
We have the right to determine, in our sole discretion, whether subscribers are associates or acting in concert. Persons having the same address or with accounts registered to the same address generally will be assumed to be associates or acting in concert.
We may decrease or increase the maximum purchase limitations, with the concurrence or non-objection of the Federal Reserve Board, without notifying you. In the event the maximum purchase limitation(s) is increased, persons who subscribed for the maximum in the subscription offering will be notified and permitted to increase their subscription. For additional information, see “The Conversion and Offering — Limitations on Common Stock Purchases” at page ___.
How to Purchase Common Stock
In the subscription offering and the community offering, you may pay for your shares by:
1.
  personal check, bank check or money order made payable directly to “Prudential Bancorp, Inc.” (Prudential Savings Bank lines of credit checks and third-party checks of any type will not be accepted); or
2.
  authorizing withdrawal from an account at Prudential Savings Bank.
Prudential Savings Bank is not permitted to lend funds (including funds drawn on a Prudential Savings Bank line of credit) to anyone to purchase shares of common stock in the offering. Please do not send cash or pay by wire transfer.
You may not designate on your stock order form a direct withdrawal from a retirement account held at Prudential Savings Bank. See the following section for guidance regarding use of retirement account funds. Additionally, you may not designate on your stock order form a direct withdrawal from Prudential Savings Bank accounts with check-writing privileges, instead, a check must be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount and we will immediately withdraw the amount from your checking account.
Personal checks will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Subscription funds submitted by check or money order will be held in a segregated account at Prudential Savings Bank. We will pay interest calculated at Prudential Savings

Bank’s passbook savings rate from the date those funds are processed until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Prudential Savings Bank to purchase common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Prudential Savings Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering: however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.
You may deliver your stock order form in one of three ways: by mail, using the stock order reply envelope provided, by overnight delivery to the Stock information Center at the address indicated on the stock order form or by hand-delivery to the Prudential Bancorp, Inc. Stock Information Center located at 1722 South Broad Street, Philadelphia, Pennsylvania. Stock order forms will not be accepted at our other Prudential Savings Bank offices. Please do not mail stock order forms to Prudential Savings Bank. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of order forms.
Using IRA Funds to Purchase Shares in the Offering
You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. If you wish to use some or all of the funds in your Prudential Savings Bank IRA or other retirement account, the applicable funds must first be transferred to a self-directed retirement account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. An annual fee may be payable to the new trustee. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our Stock Information Center can give you guidance if you wish to place an order for stock using funds held in a retirement account at Prudential Savings Bank or elsewhere. Because processing retirement account transactions takes additional time, we recommend that you contact our Stock Information Center for guidance promptly, preferably at least two weeks before the            , 2013, offering deadline. Whether you may use retirement funds for the purchase of shares in the offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.
Deadline for Ordering Stock in the Subscription and Community Offerings
The subscription offering will end at 4:00 p.m., Eastern Time, on            , 2013. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) no later than this time. We expect that the community offering, if held, will terminate at the same time, although it may continue until            , 2015, or longer, subject to the concurrence or non-objection of the Federal Reserve Board to any such later date. No single extension may be for more than 90 days. We are not required to provide notice to you of an extension unless we extend the offering beyond            , 2013, in which case all subscribers in the subscription and community offerings will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Prudential Savings Bank’s passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than _____ shares or more than ______ shares, we will promptly return all funds and set a new offering range. All subscribers will be notified and given the opportunity to place a new order.
Your Subscription Rights are Not Transferable
You may not assign or sell your subscription rights. Any transfer of subscription rights is prohibited by law. If you exercise subscription rights to purchase shares in the subscription offering, you will be required to acknowledge that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of shares. We intend to pursue any and all legal and equitable remedies if we learn of the transfer of any subscription rights. We will reject orders that we determine to involve the transfer of subscription rights. On the stock order form, you cannot add the names of others for joint stock registration. In addition, the stock order form requires that you list all qualifying deposit or loan accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, in the event of an oversubscription.
Benefits to Management from the Conversion and Offering
Our employees, officers and directors will benefit from the offering due to various stock-based benefit plans.
•
  Full-time employees, including officers, are participants in our existing employee stock ownership plan which will purchase additional shares of common stock in the offering;
•
  Subsequent to completion of the offering, we intend to implement:
•
  a new stock recognition and retention plan; and
•
  a new stock option plan;
which will benefit our employees and directors.
•
  Employee Stock Ownership Plan.   The employee stock ownership plan provides retirement benefits to all eligible employees of Prudential Savings Bank. The plan will purchase a number of shares of Prudential Bancorp–New common stock equal to 4.0% of the shares sold in the offering. When combined with the shares previously acquired by the employee stock ownership plan, as adjusted for the exchange ratio, the employee stock ownership plan will have acquired an aggregate of approximately 7.5% of the shares of Prudential Bancorp–New to be outstanding after the conversion and offering. Prudential Bancorp–New will make a loan to the employee stock ownership plan to finance its purchase of shares in the offering (in our discretion, the ESOP may purchase such shares in the open market after completion of the conversion and offering). As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of participants based on a participant’s compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.
•
  New Stock Option and Stock Recognition and Retention Plans.   We intend to implement a new stock option plan and a new stock recognition and retention plan after the conversion. Under these plans, we may award stock options and shares of restricted stock to employees and directors. Shares of restricted stock will be awarded and options will be granted at no cost to the recipient. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. We will incur additional compensation expense as a result of both plans. See “Pro Forma Data” for an illustration of the effects of these plans. Under the new stock option plan, we may grant stock options in an amount up to 10.0% of the common stock of Prudential Bancorp–New to be sold in the offering. Under the stock recognition and retention plan, we may award restricted stock in an amount equal to 4.0% of the shares of Prudential Bancorp–New sold in the offering. Federal regulations do not permit us to implement the new stock option and stock recognition and retention plans permit earlier than six months after completion of the conversion. We have not determined whether we would adopt the plans within 12 months following the completion of the conversion or more than 12 months following the completion of the conversion. The total number of shares available under the stock-based benefit plans is subject to adjustment as may be required by federal regulations or policy to reflect shares of common stock or stock options previously granted by existing Prudential Bancorp. For stock-based benefit plans adopted within 12 months following the completion of the conversion, current regulatory policy would require that the total number of shares of restricted stock and the total number of shares available for the exercise of stock options not exceed 4% and 10%, respectively, of our total outstanding shares following the conversion. If the stock-based benefit plans are adopted more than 12 months after the completion of the conversion, they would not be subject to the percentage limitations set forth above. We have not yet determined the number of shares that would be reserved for issuance under these plans which will be a function of the timing of adoption of such new stock-based benefit plans.
The following table summarizes, at the minimum and the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire, the dilution resulting from these stock-based benefit plans and the total value of all restricted stock awards and stock options that are expected to be available under the anticipated new stock recognition and retention plan and stock option plan, respectively, assuming such new stock recognition and retention plan and stock option plan reserve a number of shares equal to 4% and 10%, respectively, of the shares sold in the offering.

	Number of Shares to be Granted or Purchased					Total Estimated Value of Grants
	At Minimum of Offering Range	At Maximum of Offering Range	As a % of Shares in the Offering	As a % of Common Stock to be Outstanding After the Offering	Dilution Resulting From Issuance of Shares for Stock-Based Benefit Plans(3)	At Minimum of Offering Range	At Maximum of Offering Range
	(Dollars in Thousands)
Employee stock ownership plan(1)	211,141	285,664	4.0%	2.99%	2.91%	$2,111	$2,857
Recognition and retention plan awards(1)	211,141	285,664	4.0	2.99	2.91	2,111	2,857
Stock options(2)	527,854	714,160	10.0	7.48	6.96	2,555	3,457
Total	950,136	1,285,488	18.0%	13.47%	11.87%	$6,777	$9,171

(1)
  Assumes the value of the common stock of Prudential Bancorp–New is $10.00 per share for purposes of determining the total estimated value of the grants.
(2)
  Assumes the value of a stock option is $4.84, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”
(3)
  Represents the dilution of stock ownership interest assuming that we use newly issued shares for the proposed recognition and retention plan and new stock option plan, and that shares are sold in the offering at the midpoint of the offering range. No dilution is reflected for the employee stock ownership plan as shares for it are assumed to be purchased in the offering.
The following table presents information regarding our existing employee stock ownership plan, our prior stock option plan and recognition and retention plan, and our proposed new stock option plan and recognition and retention plan. The table below assumes that 9,545,000 shares are outstanding after the offering, which includes the sale of 7,141,602 shares in the offering at the maximum of the offering range and the issuance of 2,403,398 shares in exchange for shares of existing Prudential Bancorp common stock using an exchange ratio of 0.9442. It is also assumed that the value of the stock is $10.00 per share and that the exchange of existing shares is in accordance with the exchange ratio at the maximum of the offering range.

Existing and New Stock Benefit Plans	Participants	Number of Shares	Estimated Value of Shares	Percentage of Shares Outstanding After the Conversion
Employee Stock Ownership Plan:	All Employees
Shares previously purchased(1)		427,056	$4,270,560	4.47%
Shares to be purchased in this offering		285,664	2,856,640	2.99
Total employee stock ownership plan		712,720	7,127,200	7.46
Recognition and Retention Plans:	Directors and Officers
2008 Recognition and Retention Plan(2)(3)		213,528	2,135,280	2.24
Proposed New Recognition and Retention Plan(4)		285,664	2,856,640	2.99
Total employee and retention plans		499,192	4,991,920	5.23
Stock Option Plans:	Directors and Officers
2008 Stock Option Plan(2)(6)(7)		533,821	2,583,694	5.59 (5)
Proposed New Stock Option Plan(8)		714,160	3,456,534	7.48
Total stock option plans		1,247,981	6,040,228	13.07%
Total stock benefits plans		2,459,893	$18,159,348	25.76%

(1)
  Shares previously purchased by the employee stock ownership plan prior to the conversion have been adjusted for the 0.9442 exchange ratio at the maximum of the offering range. Approximately 165,522 (175,305 shares prior to adjustment for the exchange ratio) of these shares have been allocated to the accounts of participants.
(2)
  Number of shares has been adjusted for the 0.9442 exchange ratio at the maximum of the offering range.
(3)
  As of March 31, 2013, of these shares, 209,846 (222,248 before adjustment) have been awarded and 3,682 (3,900 before adjustment) remained available for future awards.
(4)
  The actual value of new recognition and retention plan awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.
(5)
  The number of shares of restricted stock and shares reserved for stock options set forth in the table would exceed regulatory limits if a stock-based benefit plan were adopted within one year of the completion of the conversion. Accordingly, the number of new shares of restricted stock and shares reserved for stock options set forth in the table would have to be reduced such that the aggregate amount of stock awards and shares reserved for stock options would be 4% or less and 10% or less, respectively, of our outstanding shares, unless we obtain a waiver from the Federal Reserve Board or we implement the plans more than 12 months after completion of the conversion. We have not determined whether we will implement a new stock-based benefit plan earlier than 12 months after completion of the conversion or more than 12 months after the completion of the conversion.
(6)
  As of March 31, 2013, of these shares, options for 523,649 shares (554,596 shares before adjustment) have been awarded and are outstanding and options for 10,172 shares (10,773 shares before adjustment) remained available for future grants.
(7)
  The fair value of stock options granted and outstanding under the 2008 Stock Option Plan has been estimated using the Black-Scholes option pricing model. Before the adjustment for the exchange ratio, there were 554,596 outstanding options with a weighted average fair value of $4.84 per option. Using this value and adjusting for the exchange ratio at the maximum of the offering range, the fair value of stock options granted or available for grant under the 2008 Stock option Plan has been estimated at $4.84 per option.
(Footnotes continued on next page)

(8)
  The fair value of stock options to be granted under the new stock option plan has been estimated at $4.84 per option using the Black-Scholes option-pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, zero; expected life, 10 years; expected volatility, 36.0%; and risk-free interest of 1.87%.
Market for Common Stock
Existing Prudential Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “PBIP.” Upon completion of the conversion and offering, Prudential Bancorp–New shares will replace the currently listed shares of existing Prudential Bancorp. We have applied to have the common stock of Prudential Bancorp–New listed for trading on the Nasdaq Global Market. After the completion of the conversion and offering, Prudential Bancorp–New’s common stock will trade under the symbol “PBIP.”
Our Dividend Policy
Following completion of the conversion and offering, our Board of Directors will have the authority to declare dividends on the common stock, subject to statutory and regulatory requirements, policies and agreements. However, while no decision has been made with respect to the amount, if any, and timing of any dividend payments, we do not expect to declare any dividends prior to the end of fiscal 2014. The payment and amount of any dividend payments will depend upon a number of factors. For further information, see “Our Dividend Policy.”
Federal and State Income Tax Consequences
As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. Shareholders of existing Prudential Bancorp who receive cash in lieu of fractional share interests in shares of Prudential Bancorp–New will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share. Elias, Matz, Tiernan & Herrick L.L.P. and S.R. Snodgrass, A.C., have issued opinions to this effect, see “The Conversion and Reorganization — Tax Aspects” at page __.
Restrictions on the Acquisition of Prudential Bancorp–New and Prudential Savings Bank
Federal regulation, as well as provisions contained in the articles of incorporation and bylaws of Prudential Bancorp–New, contain certain restrictions on acquisitions of Prudential Bancorp–New or its capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Federal Reserve Board before acquiring in excess of 10% of the stock of Prudential Bancorp–New. In addition, under Federal Reserve Board regulations, Federal Reserve Board approval would be required for us to be acquired within three years after the conversion.
In addition, the articles of incorporation and bylaws of Prudential Bancorp–New contain provisions that may discourage takeover attempts. These provisions include:
•
  prohibitions on the acquisition of more than 10% of our stock;
•
  limitations on voting rights of shares held in excess of 10% thereafter;
•
  staggered election of only approximately one-third of our board of directors each year;
•
  limitations on the ability of shareholders to call special meetings;
•
  advance notice requirements for shareholder nominations and new business;
•
  removals of directors only for cause and by a majority vote of all shareholders;
•
  requirement of a 75% vote of shareholders for certain amendments to the bylaws and certain provisions of the articles of incorporation;
•
  the right of the board of directors to issue shares of preferred or common stock without shareholder approval; and

•
  a 75% vote of shareholders’ requirement for the approval of certain business combinations not approved by two-thirds of the board of directors.
For further information, see “Restrictions on Acquisitions of Prudential Bancorp–New and Prudential Savings Bank and Related Anti-Takeover Provisions.”
Delivery of Stock Certificates
Certificates representing shares of common stock issued in the subscription and community offerings will be mailed by first-class mail by our transfer agent as soon as practicable following completion of the conversion and offering. Certificates will be mailed to purchasers at the registration address provided by them on the order form. Until certificates for common stock are available and delivered to purchasers, purchasers may not be able to sell their shares, even though trading of the common stock will have commenced. Your ability to sell the shares of common stock prior to your receipt of the stock certificate will depend on arrangements you may make with your brokerage firm.
How You Can Obtain Additional Information — Stock Information Center
Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center. The toll-free telephone number is 1-(___) ___-___. The Stock Information Center is open Monday through Friday, from 10:00 a.m. to 4:00 p.m., Eastern Time. The Stock Information Center will be closed weekends and bank holidays.

RISK FACTORS
You should consider carefully the following risk factors in deciding how to vote on the conversion and before purchasing Prudential Bancorp–New common stock.
Risks Related to Our Business
Our Non-performing Assets Expose Us To Increased Risk of Loss
At March 31, 2013, we had total non-performing assets of $7.4 million, or 1.6% of total assets. Our non-performing assets adversely affect our net income in various ways. We do not accrue interest income on nonaccrual loans and no interest income is recognized until the loan is performing and the financial condition of the borrower supports recording interest income on a cash basis. We must reserve for probable losses, which are established through a current period charge to income in the provision for loan losses, and from time to time, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract us from the overall supervision of operations and other income-producing activities of Prudential Savings Bank. Finally, if our estimate of the allowance for loan losses is inaccurate, we will have to increase the allowance accordingly. At March 31, 2013, our allowance for loan losses amounted to $2.5 million, or 0.9% of total loans and 40.7% of non-performing loans, compared to $1.9 million, or 0.7% of total loans and 13.4% of non-performing loans at September 30, 2012.
Higher Loan Losses Could Require Us to Increase Our Allowance For Loan Losses Through a Charge to Earnings
When we loan money we incur the risk that our borrowers will not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial results and condition. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to pay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The decline in the national economy and the loan economies of the areas in which our loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions, resulting in the increased charge-off amounts and the need for additional loan loss provisions in the future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our primary regulators, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, as part of their examination process, which may result in the establishment of an additional allowance based upon the judgment of such agencies after a review of the information available at the time of its examination. Our allowance for loan losses amounted to 0.9% of total loans and 40.7% of non-performing loans at March 31, 2013. Our allowance for loan losses at March 31, 2013 may not be sufficient to cover future loan losses. A large loss could deplete the allowance and require an increased provision to replenish the allowance, which would negatively affect earnings.
Higher Interest Rates Would Hurt Our Profitability
Management is unable to predict fluctuations of market interest rates, which are affected by many factors, including inflation, recession, unemployment, monetary policy, domestic and international disorder and instability in domestic and foreign financial markets, and investor and consumer demand.

Our primary source of income is net interest income, which is the difference between the interest income generated by our interest-earning assets (consisting primarily of single-family residential loans) and the interest expense generated by our interest-bearing liabilities (consisting primarily of deposits). The level of net interest income is primarily a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board (the “FOMC”), and market interest rates.
A sustained increase in market interest rates could adversely affect our earnings. A significant portion of our loans have fixed interest rates and longer terms than our deposits and borrowings and our net interest income could be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans. As a result of our historical focus on the origination of one-to four-family residential mortgage loans, which focus has been emphasized in recent years due to asset quality issues experienced by our construction and land development lending activities, the majority of our loans have fixed interest rates. In addition, a large percentage of our investment securities and mortgage-backed securities have fixed interest rates and are classified as held to maturity. As is the case with many banks and savings institutions, our emphasis on increasing the development of core deposits, those with no stated maturity date, has resulted in our interest-bearing liabilities having a shorter duration than our assets. As of March 31, 2013, 56.7% of our loan portfolio had maturities of 10 years or more. Furthermore, at such date, only $26.5 million or 10.1% of the loans due after March 31, 2014 bear adjustable interest rates. At March 31, 2013, 42.2% of our deposits had no stated maturity date and 34.0% consisted of certificates of deposit with maturities of one year or less. This imbalance can create significant earnings volatility because interest rates change over time and are currently at historical low levels. In addition, the market value of our fixed-rate assets for example, our investment and mortgage-backed securities portfolios, would decline if interest rates increase. For example, we estimate that as of March 31, 2013, a 200 basis point increase in interest rates would have resulted in our net portfolio value declining by approximately $20.9 million or 26.0%. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Exposure to Changes in Interest Rates.”
Government Responses to Economic Conditions May Adversely Affect our Operation, Financial Condition and Earnings
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), among other things, has changed and will continue to change the bank regulatory framework, created an independent Consumer Financial Protection Bureau that has assumed the consumer protection responsibilities of the various federal banking agencies, and established more stringent capital standards for insured financial institutions and their holding companies. The legislation will also result in new regulations affecting the lending, funding, trading and investment activities of insured financial institutions and their holding companies. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all insured financial institutions such as Prudential Savings Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. Insured financial institutions with $10.0 billion or less in assets will continue to be examined by their applicable federal regulators. The new legislation also gives state attorneys general the ability to enforce applicable federal consumer protection laws. Financial institution regulatory agencies also have been responding aggressively to concerns and adverse trends identified in examinations. Ongoing uncertainty and adverse developments in the financial services industry and the domestic and international credit markets, and the effect of new legislation and regulatory actions in response to these conditions, may adversely affect our operations by restricting our business activities, including our ability to originate or sell loans, modify loan terms, or foreclose on property securing loans.
In addition, in June 2012, the federal banking regulators issued proposed rules that, if adopted, will significantly increase regulatory capital requirements. Among other things, the proposed rules would introduce a new minimum common equity tier 1 capital ratio of 4.5% of risk-weighted assets and increase the minimum tier 1 capital ratio from 4.0% to 6.0% of risk-weighted assets. There would also be a new

“capital conservation buffer” that would require an institution to hold additional common equity tier 1 capital to risk-based assets of more than 2.5% in order to avoid restriction on dividends and executive compensation. The proposed rules would also impose stricter capital deduction requirements and revise the current risk-weighting categories.
These measures are likely to increase our costs of doing business and increase our costs related to regulatory compliance, and may have a significant adverse effect on our lending activities, financial performance and operating flexibility. In addition, these risks could affect the performance and value of our loan and investment securities portfolios, which also would negatively affect our financial performance.
Future Legislative or Regulatory Actions Responding to Perceived Financial and Market Problems Could Impair Our Rights Against Borrowers
There have been proposals made by members of Congress and others that would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral. If proposals such as these, or other proposals limiting our rights as a creditor, are implemented, we could experience increased credit losses or increased expense in pursuing our remedies as a creditor.
The Ability to Realize Our Deferred Tax Asset May Be Reduced, Which May Adversely Impact Results of Operations
Realization of a deferred tax asset requires us to exercise significant judgment and is inherently uncertain because it requires the prediction of future occurrences. Our total deferred tax assets amounted to $5.7 million at March 31, 2013. At such date we had established a $2.3 million valuation allowance against our deferred tax assets, resulting in total deferred tax assets, net of valuation allowance, of $3.5 million at March 31, 2013. In evaluating the need for a valuation allowance, we must estimate our taxable income in future years. Our net deferred tax asset may be reduced in the future if estimates of future income or our tax planning strategies do not support the amount of the net deferred tax asset. If it is determined that an additional valuation allowance with respect to our net deferred tax asset is necessary, we may incur a charge to earnings and a reduction to regulatory capital for the amount included therein.
The Loss of Senior Management Could Hurt Our Operations
We rely heavily on our executive officers, Messrs. Thomas A. Vento, Chairman, President and Chief Executive Officer, Joseph R. Corrato, Executive President and Chief Financial Officer, Salvatore Fratanduono, Senior Vice President and Chief Lending Officer, and Jack E. Rothkopf, Senior Vice President and Controller. The loss of one or more members of senior management could have an adverse effect on us because, as a relatively small community bank, our senior executive officers have more responsibility than would be typical at a larger financial institution with more employees. In addition, we have fewer management-level personnel who are in a position to assume the responsibilities of our senior executive officers.
We Are a Community Bank and Our Ability to Maintain Our Reputation is Critical to the Success of Our Business
We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our current market and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.
Strong Competition Within Our Market Area Could Hurt Our Profits and Slow Growth
We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.
We Have a High Concentration of Loans Secured By Real Estate in Our Market Area; Adverse Economic Conditions in Our Market Area Have Adversely Affected, and May Continue to Adversely Affect, Our Financial Condition and Result of Operations
Substantially all of our loans are to individuals, businesses and real estate developers in Philadelphia and Delaware Counties, Pennsylvania and neighboring areas in southern Pennsylvania and southern New Jersey and our business depends significantly on general economic conditions in these market areas. Severe declines in housing prices and property values have been particularly acute in our primary market areas in recent years. A further deterioration in economic conditions or a prolonged delay in economic recovery in our primary market areas could result in the following consequences, any of which could have a material adverse effect on our business:
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  Loan delinquencies may increase further;
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  Problem assets and foreclosures may increase further;
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  Demand for our products and services may decline;
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  The carrying value of our other real estate owned may decline further; and
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  Collateral for loans made by us, especially real estate, may continue to decline in value, in turn reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans.
The Fair Value of Our Investment Securities Can Fluctuate Due to Market Conditions Outside of Our Control
As of March 31, 2013, the fair value of our investment securities portfolio was approximately $152.9 million. We have historically taken a conservative investment strategy, with concentrations of securities that are backed by government sponsored enterprises. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have a material adverse effect on us. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.
We Are Dependent on Our Information Technology and Telecommunications Systems and Third-Party Servicers, and Systems Failures, Interruptions or Breaches of Security Could Have a Material Adverse Effect on Us
Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.
In addition, we provide our customers with the ability to bank remotely, including over the Internet and over the telephone. The secure transmission of confidential information over the Internet and other remote channels is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.
Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.
Federal Reserve Board Policy Could Limit Our Ability to Pay Dividends to Our Shareholders
The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. These regulatory policies could affect the ability of Prudential Bancorp–New to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.
Risks Related to this Offering
Our Stock Price May Decline When Trading Commences
We cannot guarantee that if you purchase shares in the offering that you will be able to sell them at or above the $10.00 purchase price. The trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.
There May Be a Limited Market For Our Common Stock, Which May Adversely Affect Our Stock Price
Currently, shares of existing Prudential Bancorp common stock are listed on the Nasdaq Global Market. Since existing Prudential Bancorp common stock began trading in 2005, trading in our shares has been relatively limited. There is no guarantee that the offering will improve the liquidity of our stock. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock in an efficient manner and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.
Our Return on Equity May Negatively Impact Our Stock Price
Return on equity, which equals net income (loss) divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies. Our return on average equity was 4.43% and 0.20% for the fiscal years ended September 30, 2012 and 2011, respectively, and on an annualized basis, was 1.0% for the six months ended March 31, 2013. These returns are lower than returns on equity for many comparable publicly traded financial institutions. Upon completion of the offering, our return on average equity is expected to remain below that of many publicly traded financial institutions, due in part to our increased capital level upon completion of the offering. Consequently, you should not expect a competitive return on equity in the near future. Failure to attain a competitive return on equity ratio may make an investment in our common stock unattractive to some investors which might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. The net proceeds from the stock offering, which may be as much as $68.9 million, will significantly increase our stockholders’ equity. On a pro forma basis and based on net income for the six months ended March 31, 2013, our annualized return on equity ratio, assuming shares are sold at the maximum of the offering range, would be approximately 0.02%. Based on trailing 12-month data through March 31, 2013, the ten companies comprising our peer group in the independent appraisal prepared by FinPro and all publicly traded mutual holding companies had average ratios of returns on equity of 3.39% and 4.26%, respectively.
We Have Broad Discretion in Allocating the Proceeds of the Offering; Our Failure to Effectively Utilize Such Proceeds Would Reduce Our Profitability
We intend to contribute approximately 50% of the net proceeds of the offering to Prudential Savings Bank. Prudential Bancorp–New may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends, or repurchase shares of common stock, subject to regulatory restriction. Prudential Savings Bank initially intends to use the net proceeds it retains to purchase investment and mortgage-backed securities. In the future, Prudential Savings Bank may use the portion of the proceeds that it receives to fund new loans, expand and diversify its lending activities and invest in investment and mortgage-backed securities. Prudential Bancorp–New and Prudential Savings Bank may also use the proceeds of the offering to diversify their business activities, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. There is a risk that we may fail to effectively use the net proceeds which could have a negative effect on our future profitability.
Our Stock-Based Benefit Plans Will Increase Our Expenses And Reduce Our Income
We intend to adopt one or more new stock-based benefit plans after the conversion, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the stock-based benefit plan. The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted under the plan, the fair market value of our stock or options on the date of grant, the vesting period and other factors which we cannot predict at this time. In the event we adopt the plan within 12 months following the conversion, under current regulatory policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans will be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding. If we award restricted shares of common stock or grant options in excess of these amounts under stock-based benefit plans adopted more than 12 months after the completion of the conversion, our costs would increase further.
In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the offering for shares purchased in the offering has been estimated to be approximately $143,000 ($94,000 after tax) at the maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management — New Stock Benefit Plans.”

The Implementation of Stock-Based Benefit Plans May Dilute Your Ownership Interest; Historically, Stockholders Have Approved These Stock-Based Benefit Plans
We intend to adopt two new stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plan through open market purchases, stockholders would experience a 9.9% dilution in ownership interest at the midpoint of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in an amount equal to 10% and 4%, respectively, of the shares sold in the offering. In the event we adopt the plan within 12 months following the conversion, under current regulatory policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans would be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding. In the event we adopt the plan more than 12 months following the conversion, the plan would not be subject to these limitations and stockholders could experience greater dilution. Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.
We Have Not Determined When We Will Adopt One or More New Stock-Based Benefit Plans; Stock-Based Benefit Plans Adopted More Than 12 Months Following The Completion of the Conversion May Exceed Regulatory Restrictions on the Size Of Stock-Based Benefit Plans Adopted Within 12 Months, Which Would Further Increase Our Costs
If we adopt stock-based benefit plans more than 12 months following the completion of the conversion, then grants of shares of common stock or stock options under our existing and proposed stock-based benefit plans may exceed 4% and 10%, respectively, of our total outstanding shares. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “— Our stock-based benefit plans will increase our expenses and reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “— The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.” Although the implementation of stock-based benefit plans would be subject to stockholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors.
We Intend to Remain Independent Which May Mean You Will Not Receive a Premium for Your Common Stock
We intend to remain independent for the foreseeable future. Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future. Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.
Our Stock Value May Suffer from Anti-Takeover Provisions That May Impede Potential Takeovers That Management Opposes
Provisions in our articles of incorporation and bylaws, as well as certain federal regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our corporate documents include:
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  restrictions on acquiring more than 10% of our common stock by any person and limitations on voting rights for positions of more than 10%;

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  the election of members of the board of directors to staggered three-year terms;
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  the absence of cumulative voting by shareholders in the election of directors;
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  provisions restricting the calling of special meetings of shareholders;
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  advance notice requirements for shareholder nominations and new business;
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  removals of directors only for cause and by a majority vote of all shareholders;
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  requirement of a 75% vote of shareholders for certain amendments to the bylaws and certain provisions of the articles of incorporation;
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  a 75% vote requirement for the approval of certain business combinations not approved by two-thirds of our board of directors; and
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  our ability to issue preferred stock and additional shares of common stock without shareholder approval.
See “Restrictions on Acquisitions of Prudential Bancorp–New and Prudential Savings Bank and Related Anti-Takeover Provisions” for a description of anti-takeover provisions in our corporate documents and federal regulations.
Our Stock Value May Suffer From Federal Regulations Restricting Takeovers
Regulations of the Federal Reserve Board prohibit, for a period of three years from the date of conversion, any person from acquiring or offering to acquire more than 10% of the common stock of a stock holding company successor to a converted mutual holding company without the prior written approval of the Federal Reserve Board. We expect this FRB regulation to be applicable to the common stock of Prudential Bancorp–New. Accordingly, the likelihood that shareholders will be able to realize a gain on their investment through an acquisition of Prudential Bancorp–New within the three year period following completion of the conversion is highly unlikely. See “Restrictions on Acquisitions of Prudential Bancorp–New and Prudential Savings Bank and Related Anti-Takeover Provisions — Regulatory Restrictions” for a discussion of applicable Federal Reserve Board regulations regarding acquisitions.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables contain certain information concerning the financial position and results of operations of existing Prudential Bancorp. You should read this information in conjunction with the financial statements included in this prospectus. The data presented as of and for the fiscal years ended September 30, 2012 and 2011 has been derived in part from the audited financial statements included in this prospectus. The data presented at March 31, 2013 and for the six month periods ended March 31, 2013 and 2012 are derived from unaudited condensed consolidated financial statements, but in the opinion of management reflect all adjustments necessary to present fairly the results for these interim periods. The adjustments consist only of normal recurring adjustments. The results of operations for the six months ended March 31, 2013 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending September 30, 2013 or for any other period.

	At March 31, 2013	At September 30,
		2012	2011	2010	2009	2008(1)
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$479,103	$490,504	$499,537	$529,080	$514,761	$489,537
Cash and cash equivalents	33,612	81,273	53,829	66,524	13,669	9,454
Investment and mortgage-backed securities:
Held-to-maturity	87,976	63,110	108,956	112,673	160,126	163,303
Available-for-sale(2)	62,715	65,975	75,370	72,425	62,407	55,106
Loans receivable, net	278,237	260,684	240,511	255,091	256,694	243,969
Deposits	416,097	425,602	436,014	464,455	432,374	376,830
FHLB advances	473	483	570	615	19,659	31,701
Non-performing loans	6,178	14,018	12,631	3,479	1,982	4,036
Non-performing assets	7,436	15,990	14,899	6,676	5,604	5,524
Total stockholders’ equity, substantially restricted	60,180	59,831	57,452	56,999	55,857	68,487
Banking offices	7	7	7	7	7	7

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011	2010	2009	2008(1)
	(Dollars in Thousands, Except for Share Amounts)
Selected Operating Data:
Total interest income	$8,650	$9,796	$18,979	$21,685	$25,109	$27,386	$26,408
Total interest expense	2,359	3,007	5,779	7,097	9,416	12,942	14,654
Net interest income	6,291	6,789	13,200	14,588	15,693	14,444	11,754
Provision for loan losses	—	250	725	4,630	1,110	1,403	1,084
Net interest income after provision for loan losses	6,291	6,539	12,475	9,958	14,583	13,041	10,670
Total non-interest income (charges)	398	306	3,068	938	387	(2,452)	(5,285)
Total non-interest expense	5,866	5,863	11,668	10,996	10,794	11,065	8,753
Income (loss) before income taxes	823	982	3,875	(100)	4,176	(476)	(3,368)
Income tax expense (benefit)	537	494	1,282	(212)	1,046	350	762
Net income (loss)	$286	$488	$2,593	$112	$3,130	$(826)	$(4,130)
Basic earnings (loss) per share	$0.03	$0.05	$0.27	$0.01	$0.33	$(0.08)	$(0.38)
Diluted earnings (loss) per share	$0.03	$0.05	$0.27	$0.01	$0.32	$(0.08)	$(0.38)
Dividends paid per common share	$0.00	$0.00	$0.00	$0.10	$0.20	$0.20	$0.20
Selected Operating Ratios(3):
Average yield earned on interest-earning assets	3.70%	4.09%	3.96%	4.42%	5.08%	5.64%	5.75%
Average rate paid on interest-bearing liabilities	1.12	1.38	1.33	1.58	2.06	2.95	3.73
Average interest rate spread(4)	2.58	2.71	2.63	2.84	3.02	2.69	2.02
Net interest margin(4)	2.69	2.83	2.76	2.97	3.17	2.97	2.56
Average interest-earning assets to average interest-bearing liabilities	111.21	110.05	110.29	109.41	108.04	110.64	116.77
Net interest income after provision for loan losses to non-interest expense	107.25	111.53	106.92	90.55	135.73	117.86	121.60
Total non-interest expense to total average assets	2.41	2.34	2.33	2.15	2.07	2.17	1.88
Efficiency ratio(5)	87.70	82.64	71.72	70.83	67.13	92.27	135.31
Return on average assets	0.12	0.20	0.52	0.02	0.60	(0.16)	(0.89)
Return on average equity	0.95	1.68	4.43	0.20	5.58	(1.32)	(5.12)
Average equity to average total assets	12.32	11.58	11.71	10.90	10.78	12.28	15.86
(Footnotes on next page)

	At or For the Six Months Ended March 31,		At or For the Year Ended September 30,
	2013	2012	2012	2011	2010	2009	2008(1)
	(Dollars in Thousands)
Asset Quality Ratios(3)(6):
Non-performing loans as a percent of total loans receivable(7)	2.22%	5.30%	5.38%	5.25%	1.36%	0.77%	1.65%
Non-performing assets as a percent of total assets(7)	1.55	2.96	3.26	2.98	1.26	1.09	1.13
Allowance for loan losses as a percent of non-performing loans	40.66	24.14	13.42	26.63	90.57	137.77	39.42
Allowance for loan losses as a percent of total loans	0.89	1.23	0.71	1.36	1.20	1.03	0.62
Net charge-offs (recoveries) to average loans receivable	(0.47)	0.77	0.88	1.90	0.30	0.10	0.21
Capital Ratios(6):
Tier 1 leverage ratio
Prudential Bancorp	12.24	11.22	11.73	11.06	10.27	10.86	14.49
Prudential Savings Bank	11.47	10.43	10.95	10.23	9.46	9.99	13.14
Tier 1 risk-based capital ratio
Prudential Bancorp	26.74	27.07	27.51	25.54	23.12	24.59	31.20
Prudential Savings Bank	25.06	25.16	25.69	23.62	21.28	22.61	28.74
Total risk-based capital ratio
Prudential Bancorp	27.87	28.33	28.39	26.79	24.37	25.79	31.92
Prudential Savings Bank	26.19	26.42	26.57	24.87	22.53	23.81	29.46

(1)
  Amounts for 2008 were restated during the 2009 period.
(2)
  Includes impaired securities.
(3)
  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and annualized where appropriate.
(4)
  Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)
  The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(6)
  Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(7)
  Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all loans 90 days or more past due and loans in excess of 90 days delinquent and still accruing interest. It is our policy to cease accruing interest on all loans 90 days or more past due. Non-performing loans also include non-accrual troubled debt restructurings. Real estate owned consists of real estate acquired through foreclosure or by acceptance of a deed-in-lieu of foreclosure.

RECENT DEVELOPMENTS OF EXISTING PRUDENTIAL BANCORP
The following tables contain certain information concerning the financial position and results of operations of existing Prudential Bancorp at and for the three months and nine months ended June 30, 2013 as well as the prior comparison periods. You should read this information in conjunction with the audited financial statements included in this prospectus. The financial information as of June 30, 2013 and for the three months and nine months ended June 30, 2013 and 2012 is unaudited and is derived from our interim condensed consolidated financial statements. The selected financial condition information as of September 30, 2012 is derived from existing Prudential Bancorp’s audited consolidated financial statements. In the opinion of management, financial information at June 30, 2013 and for the three months and nine months ended June 30, 2013 and 2012 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods. Results for the three-month and nine-month periods ended June 30, 2013 may not be indicative of operations of existing Prudential Bancorp for the fiscal year ending September 30, 2013.

	At June 30, 2013	At September 30, 2012
	(Dollars in Thousands)
Selected Financial and Other Data:
Total Assets	$466,049	$490,504
Cash and cash equivalents	39,072	81,273
Investment and mortgage-backed securities:
Held-to-maturity	84,792	63,110
Available-for-sale(1)	43,364	65,975
Loans receivable, net	283,174	260,684
Deposits	402,955	425,602
FHLB advances	340	483
Non-performing loans	5,519	14,018
Non-performing assets	6,195	15,990
Total stockholders’ equity, substantially restricted	59,152	59,831
Banking offices	7	7

	Three Months Ended June 30,		Nine Months Ended June 30,
	2013	2012	2013	2012
	(Dollars in Thousands, Except Per Share Amounts)
Selected Operating Data:
Total interest income	$4,126	$4,828	$12,776	$14,624
Total interest expense	1,037	1,432	3,396	4,439
Net interest income	3,089	3,396	9,380	10,185
Provision for loan losses	—	100	—	350
Net interest income after provision for loan losses	3,089	3,296	9,380	9,835
Total non-interest income	1,077	188	1,491	495
Total non-interest expense	2,717	2,936	8,599	8,800
Income before income taxes	1,449	548	2,272	1,530
Income tax expense	764	88	1,301	582
Net income	$685	$460	$971	$948
Basic earnings per share	$0.07	$0.05	$0.10	$0.10
Diluted earnings per share	$0.07	$0.05	$0.10	$0.10
Dividends paid per common share	$0.00	$0.00	$0.00	$0.00
Selected Operating Ratios(2):
Average yield earned on interest-earning assets	3.62%	4.03%	3.70%	4.07%
Average rate paid on interest-bearing liabilities	1.02	1.32	1.10	1.36
Average interest rate spread(3)(4)	2.60	2.71	2.60	2.71
Net interest margin(3)(4)	2.71	2.83	2.72	2.83
Average interest-earning assets to average interest-bearing liabilities	111.86	110.34	110.46	110.14
Net interest income after provision for loan losses to non-interest expense	113.69	112.48	109.08	111.76
Total non-interest expense to total average assets	2.29	2.35	2.40	3.52
Efficiency ratio(5)	65.22	81.92	79.10	82.40
Return on average assets(4)	0.58	0.37	0.27	0.38
Return on average equity(4)	4.65	3.13	2.19	3.26
Average equity to average total assets	12.54	11.75	12.37	11.64
(Footnotes on next page)

	At or For Three Months Ended June 30,		At or For the Nine Months Ended June 30,
	2013	2012	2013	2012
	(Dollars in Thousands)
Asset Quality Ratios(2)(6):
Non-performing loans as a percent of total loans receivable(7)	1.94%	4.95%	1.94%	4.95%
Non-performing assets as a percent of total assets(7)	1.33	2.87	1.33	2.87
Allowance for loan losses as a percent of non-performing loans	48.03	25.33	48.03	25.33
Allowance for loan losses as a percent of total loans	0.93	1.23	0.93	1.23
Net charge-offs (recoveries) to average loans receivable	(0.05)	0.06	(0.28)	0.33
Capital Ratios(6):
Tier 1 leverage ratio
Prudential Bancorp	12.64	11.35	12.64	11.35
Prudential Savings Bank	11.87	10.56	11.87	10.56
Tier 1 risk-based capital ratio
Prudential Bancorp	27.59	26.89	27.59	26.89
Prudential Savings Bank	25.91	25.04	25.91	25.04
Total risk-based capital ratio
Prudential Bancorp	28.80	28.15	28.80	28.15
Prudential Savings Bank	27.12	26.29	27.12	26.29

(1)
  Includes impaired securities.
(2)
  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and annualized where appropriate.
(3)
  Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(4)
  Ratios for the three and nine months ended June 30, 2013 and 2012 are annualized.
(5)
  The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(6)
  Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs (recoveries) to average loans receivable.
(7)
  Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all loans 90 days or more past due and loans in excess of 90 days delinquent and still accruing interest. It is our policy to cease accruing interest on all loans 90 days or more past due. Non-performing loans also include non-accrual troubled debt restructurings. Real estate owned consists of real estate acquired through foreclosure or by acceptance of a deed-in-lieu of foreclosure.
Comparison of Financial Condition at June 30, 2013 and September 30, 2012
At June 30, 2013, we had total assets of $466.0 million, as compared to $490.5 million at September 30, 2012. The primary reasons for the $24.5 million decrease in assets during the first nine months of fiscal 2013 were a $42.2 million decrease in cash and cash equivalents as well as a $22.6 million decrease in investment and mortgage-backed securities available for sale. These decreases were substantially offset by increases of $22.5 million and $21.7 million in our net loans receivable and investment and mortgage-backed securities held to maturity, respectively, reflecting the deployment of our cash and cash-equivalents as well as the proceeds from the call and sale of investment and mortgage-backed securities to fund the origination of loans, primarily one-to four-family residential mortgage loans, as well as the purchase of investment and mortgage-backed securities held to maturity. The decline in cash and cash equivalents also reflected the use of such assets to fund our deposit outflows described below. For the nine months ended June 30, 2013, we originated a total of $65.0 million of loans, including $21.5 million during the three months ended June 30, 2013, of which $58.2 million consisted of one-to four-family residential mortgage loans. Of the $58.2 million one-to four-family residential mortgage loans originated, $16.7 million consisted of hybrid loans that have fixed interest rates for the initial five, seven or 10 years and then adjust annually thereafter by reference to an index plus a margin.
Total liabilities decreased to $406.9 million at June 30, 2013 from $430.7 million at September 30, 2012. The $23.8 million decrease in total liabilities was primarily due to a $22.7 million decrease in deposits. The decrease in deposits primarily reflects our determination to let certain higher costing certificates of deposit run-off as part of our asset/liability management strategy. The deposit outflows experienced during the nine months ended June 30, 2013 were funded from cash and cash equivalents.
Total stockholders’ equity decreased by $679,000 to $59.2 million at June 30, 2013 from $59.8 million at September 30, 2012. The decline reflected the $2.3 million decrease from an unrealized gain on our available for sale securities of $1.2 million at September 30, 2012 to a $1.0 million unrealized loss on such securities reflecting in part the effects of the sale of securities discussed below combined with the decline in the market value of the remaining available for sale securities held in portfolio as of June 30, 2013 due to changes in market rates. Such decline was partially offset by the recognition of net income of $971,000 for the nine months ended June 30, 2013 as well as an increase of $674,000 in our equity associated with our stock benefit plans.
Comparison of Results of Operations for the Three and Nine Months Ended June 30, 2013 and 2012
General.   For the nine months ended June 30, 2013, we recognized net income of $971,000 as compared to net income of $948,000 for the comparable period in fiscal 2012. For the three months ended June 30, 2013, we recognized net income of $685,000 as compared to $460,000 for the same quarter in fiscal 2012. For both periods in fiscal 2013, the increase in net income in large part reflected the effects of an $842,000 (pre-tax) gain on sale of investment and mortgage-backed securities available for sale. Also contributing to such increase in net income were lower provisions for loan losses as well as reductions in our non-interest expense in both the three and nine months ended June 30, 2013.
Net Interest Income.   For the nine months ended June 30, 2013, net interest income decreased $805,000 or 7.9% to $9.4 million as compared to $10.2 million for the same period in fiscal 2012. The decrease was due to a $1.8 million or 12.6% decrease in interest income partially offset by a $1.0 million or 23.5% decrease in interest expense. The decrease in interest income resulted from a 37 basis point decrease to 3.70% in the weighted average yield earned on interest-earning assets combined with an $18.5 million or 3.9% decrease in the average balance of interest-earning assets for the nine months ended June 30, 2013 as compared to the same period in fiscal 2012. The decrease in the weighted average yield earned was primarily due to the reinvestment of the proceeds from called or sold investment and mortgage-backed securities and the origination of new loans at lower current market rates of interest. The decrease in the average balance reflected the use of cash and cash equivalents, including proceeds from the call, maturity or sale of investment and mortgage-backed securities, to fund the outflow of higher costing deposits, primarily certificates of deposit, as part of our asset/liability management strategy and interest rate risk management. The decrease in interest expense resulted primarily from a 26 basis point decrease to 1.10% in the weighted average rate paid on interest-bearing liabilities, reflecting the continued repricing downward of interest-bearing liabilities during the year combined with an $18.1 million or 4.2% decrease in the average balance of interest-bearing liabilities, primarily certificates of deposit, for the nine months ended June 30, 2013, as compared to the same period in fiscal 2012. The decline in the weighted average rate paid reflected the continued effect of the low interest rate environment on our cost of funds as deposits repriced downward as well as our continued implementation of our asset/liability strategies designed to reduce our use of higher costing certificates of deposit as a funding source.

For the three months ended June 30, 2013, net interest income decreased $307,000 or 9.0% to $3.1 million as compared to $3.4 million for the same period in fiscal 2012. The decrease was due to a $702,000 or 14.5% decrease in interest income which was partially offset by a $395,000 or 27.6% decrease in interest expense. The decrease in interest income resulted from a 41 basis point decrease to 3.62% in the weighted average yield earned on interest-earning assets combined with a $22.0 million or 4.6% decrease to $457.7 million in the average balance of interest-earning assets for the three months ended June 30, 2013, as compared to the same period in fiscal 2012. The decrease in the weighted average yield earned was primarily due to the reinvestment of the proceeds from called or sold investment and mortgage-backed securities and the origination of new loans at lower current market rates of interest. The decrease in the average balance reflected the use of cash and cash equivalents to fund the outflow of higher costing deposits, primarily certificates of deposit. The decrease in interest expense resulted primarily from a 30 basis point decrease to 1.02% in the weighted average rate paid on interest-bearing liabilities, reflecting the continued repricing downward of interest-bearing liabilities during the year combined with a $25.7 million or 5.9% decrease in the average balance of interest-bearing liabilities, primarily certificates of deposit, for the three months ended June 30, 2013, as compared to the same period in 2012. As with the nine months ended June 30, 2013, the decline in the weighted average rate paid reflected the continued effect of the low interest rate environment on our cost of funds as deposits repriced downward as well as our continued implementation of our asset/liability strategies designed to reduce our use of higher costing certificates of deposit as a funding source.
For the nine months ended June 30, 2013, the net interest margin was 2.72%, as compared to 2.83% for the same period in fiscal 2012 while for the three months ended June 30, 2013, the net interest margin was 2.71% as compared to 2.83% for the same quarter in 2012. The decrease in the net interest margin for the 2013 periods was consistent with the decline in net interest income as the yields on interest-earning assets declined to a greater degree than the rates paid on interest-bearing liabilities due to the already low level of our cost of funds.
Average Balances, Net Interest Income, and Yields Earned and Rates Paid.   The following tables show for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	Three Months Ended June 30,
	2013			2012
	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate(1)
	(Dollars in Thousands)
Interest-earning assets:
Investment securities	$92,209	$566	2.46%	$80,634	$527	2.61%
Mortgage-backed securities	46,862	405	3.47	96,401	985	4.09
Loans receivable(2)	279,172	3,134	4.50	241,149	3,281	5.44
Other interest-earning assets	39,458	21	0.21	61,501	35	0.23
Total interest-earning assets	457,701	4,126	3.62	479,685	4,828	4.03
Non-interest-earning assets	18,561			20,147
Total assets	476,262			499,832
Interest-bearing liabilities:
Savings accounts	76,571	63	0.33	70,284	100	0.57
Checking and money market accounts	100,623	88	0.35	103,346	118	0.46
Certificate accounts	229,933	885	1.54	259,200	1,212	1.87
Total deposits	407,127	1,036	1.02	432,830	1,430	1.32
FHLB advances	340	—	0.00	523	1	0.76
Real estate tax escrow accounts	1,692	1	0.24	1,392	1	0.29
Total interest-bearing liabilities	409,159	1,037	1.02	434,745	1,432	1.32
Non-interest-bearing liabilities	7,396			6,347
Total liabilities	416,528			441,092
Stockholders' equity	59,708			58,740
Total liabilities and stockholders' equity	$476,262			$499,832
Net interest-earning assets	$50,575	$3,089		$44,940	$3,396
Net interest income; interest rate spread			2.60%			2.71%
Net interest margin(3)			2.71%			2.83%
Average interest-earning assets to average interest-bearing liabilities			111.86%			110.34%
(Footnotes on next page.)

	Nine Months Ended June 30,
	2013			2012
	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate(1)
	(Dollars in Thousands)
Interest-earning assets:
Investment securities	$83,415	$1,594	2.55%	$85,915	$1,731	2.69%
Mortgage-backed securities	57,820	1,583	3.66	97,713	3,004	4.37
Loans receivable(2)	273,416	9,522	4.66	229,689	9,800	5.45
Other interest-earning assets	46,411	77	0.22	62,232	89	0.19
Total interest-earning assets	461,062	12,776	3.70	479,549	14,624	4.07
Non-interest-earning assets	18,784			20,659
Total assets	479,847			500,208
Interest-bearing liabilities:
Savings accounts	72,050	182	0.32	69,829	324	0.62
Checking and money market accounts	100,780	269	0.36	104,069	391	0.50
Certificate accounts	238,965	2,941	1.65	259,455	3,717	1.91
Total deposits	411,795	3,392	1.09	433,353	4,432	1.36
FHLB advances	353	—	0.00	547	3	0.73
Real estate tax escrow accounts	1,798	4	0.30	1,483	4	0.36
Total interest-bearing liabilities	413,946	3,396	1.10	435,383	4,439	1.36
Non-interest-bearing liabilities	7,396			6,618
Total liabilities	420,449			442,001
Stockholders' equity	59,347			58,207
Total liabilities and stockholders' equity	$479,846			$500,208
Net interest-earning assets	$47,116	$9,380		$44,166	$10,185
Net interest income; interest rate spread			2.60%			2.71%
Net interest margin(3)			2.72%			2.83%
Average interest-earning assets to average interest-bearing liabilities			110.46%			110.14%

(1)
  Yields and rates for the three and nine-month periods ended June 30, 2013 and 2012 are annualized.
(2)
  Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)
  Equals net interest income divided by average interest-earning assets.
Provision for Loan Losses.   The allowance is maintained at a level sufficient to provide for estimated probable losses in the loan portfolio at each reporting date. At least quarterly, management performs an analysis to identify the inherent risk of loss in our loan portfolio. We determined that a provision for loan losses was not required for the nine and three months ended June 30, 2013, while we established a provision for loan losses of $350,000 for the nine month period ended June 30, 2012 and $100,000 for the three month period ended June 30, 2012. No provisions were deemed necessary for the 2013 periods as recoveries totaling $924,000 and $139,000 were recognized during the nine and three months ended June 30, 2013, respectively. Included in the recoveries for the nine months ended June 30, 2013 was $899,000 related to a previously fully charged-off construction loan which increased the loan loss allowance to an amount sufficient to address the inherent risk and known losses associated with the loan portfolio. For a discussion of our asset quality see “-Asset Quality” below. The allowance for loan losses totaled $2.6 million, or 0.9% of total loans and 48.3% of non-performing loans at June 30, 2013 as compared to $2.5 million or 0.9% of total loans and 40.7% of total non-performing loans at March 31, 2013 and $1.9 million, or 0.7% of total loans and 13.4% of non-performing loans at September 30, 2012.
We will continue to monitor and modify our allowance for loan losses as conditions dictate. No assurances can be given that our level of allowance for loan losses will cover all of the inherent losses on our loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.
Asset Quality.   The following table shows the amounts of non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) at the dates indicated.

	June 30, 2013	March 31, 2013	September 30, 2012
(Dollars in Thousands)
Non-accruing loans:
One-to four-family residential	$3,131	$4,128	$12,904(1)
Multi-family residential	-	-	-
Commercial real estate	2,378(1)	2,050(1)	597
Construction and land development	—	—	517
Commercial business	—	—	—
Consumer	10	10	—
Total non—accruing loans	5,519	6,178	14,018
Accruing loans 90 days or more past due:
One-to four-family residential	—	—	—
Multi-family residential	—	—	—
Commercial real estate	—	—	—
Construction	—	—	—
Commercial business	—	—	—
Consumer		—	—
Total accruing loans 90 days or more past due	—	—	—
Total non-performing loans(2)	5,519	6,178	14,018
Real estate owned, net(3)	676	1,258	1,972
Total non-performing assets	$6,195	$7,436	$15,990
Total non-performing loans as a percentage of loans, net	1.95%	2.22%	5.38%
Total non-performing loans as a percentage of total assets	1.33%	1.29%	2.86%
Total non-performing assets as a percentage of total assets	1.33%	1.55%	3.26%

(1)
  Includes at September 30, 2012, $8.1 million of troubled debt restructurings consisting of five loans to the same borrower related to the 133-unit condominium project. At June 30, 2013 and March 31, 2013, includes one $1.3 million troubled debt restructuring.
(2)
  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.
(3)
  Real estate owned balances are shown net of related loss allowances and consist solely of real property.
At June 30, 2013, our non-performing assets totaled $6.2 million or 1.3% of total assets as compared to $7.4 million or 1.6% of total assets at March 31, 2013 and $16.0 million or 3.3% of total assets at September 30, 2012. Non-performing assets included $5.5 million in non-performing loans of which $3.1 million consisted of 16 one-to four-family residential mortgage loans and $2.4 million consisted of eight commercial real estate loans. Non-performing assets also included three one-to four-family residential real estate owned properties totaling $676,000. The decrease in non-performing assets during the nine months ended June 30, 2013 was primarily due to the January 2013 sale of a group of loans related to a condominium project located in Philadelphia in which we were the lead lender and held a $9.2 million investment. We did not incur any additional losses upon completion of the sale of the loans beyond the $968,000 loss already recognized in prior periods. In connection with the closing of the loan sale, we and the other loan participants extended a loan to an affiliate of the borrower, the proceeds of which were used to reduce the principal balance due on the project. Our portion of such loan is approximately $1.3 million. The new loan was classified as a troubled debt restructuring and is included in the non-performing commercial real estate loans reflected above. The new loan is performing in accordance with its terms but is on non-accrual due to its status as a recently originated troubled debt restructuring. See “Business—Lending Activities—Construction and Land Development Loans.” The $1.2 million decline in non-performing assets during the quarter ended June 30, 2013 was the result of both the $997,000 decline in non-performing one-to four-family residential mortgage loans and the sale of four real estate owned properties. The three real estate owned properties remaining as of June 30, 2013 are being marketed for sale.
At June 30, 2013, we had $1.7 million of loans delinquent 30-89 days as to interest and/or principal. Such amount consisted of nine loans, all of which were one-to four-family residential mortgage loans.
Our total classified loans and real estate owned at June 30, 2013 amounted to $17.3 million as compared to $22.3 million at March 31, 2013 and $30.6 million at September 30, 2012. All of such assets were classified “substandard” and consisted of 65 loans and three real estate owned properties. We did not have any assets classified as “doubtful” or “loss” at any of such dates. The $5.0 million decline in classified loans from March 31, 2013 to June 30, 2013 was due to loans totaling $6.4 million no longer being adversely classified. Such amount consisted of seven loans totaling $1.7 million being upgraded to “pass/watch”, three loans totaling $847,000 being satisfied in full, and the remainder being restored to “pass” status. Partially offsetting such improvement were the classification as “substandard” of 14 loans totaling $2.2 million, 12 of which were one-to four-family residential mortgage loans totaling $1.8 million. At June 30, 2013, we also had a total of eight loans aggregating $8.9 million that had been designated “special mention.” All of the loans so designated related to various projects with one borrower which were downgraded due to concerns with respect to future cash flows of the involved projects. We are in discussions with the borrower to explore various alternatives available to improve the various projects’ cash flow situation. At March 31, 2013 and September 30, 2012, we had no assets designated “special mention.”
Non-interest Income.   Non-interest income amounted to $1.5 million for the nine months ended June 30, 2013 compared with $495,000 for the same period in fiscal 2012. With respect to the quarter ended June 30, 2013, non-interest income amounted to $1.0 million as compared to $188,000 for the same quarter in fiscal 2012. For both of the fiscal 2013 periods, the primary reason for the increase in non-interest income related to the recognition of $842,000 (pre-tax) in gains on sale of securities. During the quarter ended June 30, 2013, we sold approximately $15.0 million of investment and mortgage-backed securities with a weighted average yield of 3.36%. The sale was undertaken to both preserve a portion of our $1.4 million deferred tax asset related to a capital loss generated in 2008 in connection with the redemption of our entire investment in a mutual fund as well as to mitigate the significant level of prepayment risk existing in the investment and mortgage-backed securities portfolios in the current interest rate environment. To a lesser degree, the increase in non-interest income reflected the effect of decreases in the other than temporary impairment charges related to non-agency mortgage-backed securities that we received as a result of the redemption in kind of our investment in a mutual fund noted above.
Non-interest Expense.   For the nine months ended June 30, 2013, non-interest expense decreased $201,000 to $8.6 million compared to the same period in the prior year. For the three months ended June 30, 2013, non-interest expense decreased $219,000 to $2.7 million as compared to the same quarter in fiscal 2013. The decrease for the nine months ended June 30, 2013 was primarily due to decreases in salary and employee benefit expense and professional services expense partially offset by, among other things, modest increases in advertising expense and real estate owned expense. For the three months ended June 30, 2013, the primary reasons for the decline in non-interest expense were the declines in salary and employee benefit expense and real estate owned expense, offset in part by increased professional services expense related, in large part, to the continued resolution of asset quality issues.

Income Tax Expense.   We recorded income tax expense for the nine months ended June 30, 2013 of $1.3 million, compared to income tax expense of $582,000, for the nine months ended June 30, 2012. For the three months ended June 30, 2013 we incurred income tax expense of $764,000 as compared to $88,000 for the same period in fiscal 2012. Income tax expense for the 2013 periods was adversely impacted by the decline in available unrealized capital gains resulting in an increase in the valuation allowance recognized in the 2012 and 2013 periods related to the deferred tax asset for the capital loss carryforward created in connection with the redemption in kind referenced above of our entire investment in a mutual fund. As of June 30, 2013, the valuation allowance related to the capital loss carryforward was increased by $154,000 to become fully reserved. As a result, management believes that on an ongoing basis, our effective tax rate will have less volatility and be within a more normalized range. The increases in income tax expense also reflected the significant increase in income before income tax in both the nine and three months ended June 30, 2013.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include, but are not limited to:
•
  statements of goals, intentions and expectations;
•
  statements regarding prospects and business strategy;
•
  statements regarding asset quality and market risk; and
•
  estimates of future costs, benefits and results.
These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” beginning at page __ that could affect the actual outcome of future events and the following factors:
•
  general economic conditions, either nationally or in our market area, that are worse than expected;
•
  changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
•
  increased competitive pressures among financial services companies;
•
  changes in consumer spending, borrowing and savings habits;
•
  legislative or regulatory changes that adversely affect our business;
•
  adverse changes in the securities markets;
•
  our ability to successfully manage our growth, including the planned growth and diversification of our loan portfolio;
•
  changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Securities and Exchange Commission or the Financial Accounting Standards Board (the “FASB”); and
•
  our ability to expand product offerings successfully and take advantage of growth opportunities.
Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee.
Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

USE OF PROCEEDS
The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Prudential Savings Bank will reduce Prudential Savings Bank’s deposits and will not result in the receipt of new funds for investment. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if fewer shares were sold in the subscription and community offerings than we have assumed and we sell shares in a syndicated or firm commitment underwritten offering. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range
	5,278,542 Shares at $10.00 Per Share	Percent of Net Proceeds	6,210,199 Shares at $10.00 Per Share	Percent of Net Proceeds	7,141,602 Shares at $10.00 Per Share	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$52,785		$62,102		$71,416
Less: offering expenses	(2,159)		(2,338)		(2,517)
Net offering proceeds	50,626	100.0%	59,764	100.0%	68,899	100.0%
Less:
Proceeds contributed to Prudential Savings Bank	(25,313)	50.00%	(29,882)	50.00%	(34,450)	50.00%
Proceeds used for loan to employee stock ownership plan	(2,111)	4.17	(2,484)	4.16	(2,857)	4.15
Proceeds used to repurchase shares for stock recognition plan	(2,111)	4.17	(2,484)	4.16	(2,857)	4.15
Proceeds remaining for Prudential Bancorp–New	$21,091	41.66%	$24,914	41.68%	$28,735	41.70%
Prudential Bancorp–New intends to invest the proceeds it retains from the offering initially in short-term, liquid investments. Although there can be no assurance that Prudential Bancorp–New will invest the net proceeds in anything other than short-term, liquid investments, over time, Prudential Bancorp–New may use the proceeds it retains from the offering:
•
  to invest in securities;
•
  to pay dividends to shareholders;
•
  to repurchase shares of its common stock, subject to regulatory restrictions; and
•
  for general corporate purposes.
Consistent with Federal Reserve Board regulations, Prudential Bancorp–New does not plan to repurchase shares of its common stock during the first year following the offering, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.
Prudential Savings Bank intends to initially use the net proceeds it receives to purchase investment and mortgage-backed securities. In the future, Prudential Savings Bank may use the proceeds that it receives from the offering, which is shown in the table above as the amount contributed to Prudential Savings Bank:
•
  to fund new loans;
•
  to invest in short-term investment securities and mortgage-backed securities;
•
  to finance the possible expansion of its business activities, including potentially relocating one or more existing branch offices or developing new branch locations; and
•
  for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.
Except as described above, neither Prudential Bancorp–New nor Prudential Savings Bank has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering see “The Conversion and Offering — Purposes of the Conversion and Offering.”
OUR DIVIDEND POLICY
Following completion of the conversion and offering, our Board of Directors will have the authority to declare dividends on our shares of common stock, subject to statutory and regulatory requirements, policies and agreements. However, while no decision has been made with respect to the payment of dividends, we do not expect to declare any dividends prior to the end of fiscal 2014. In determining whether to pay a cash dividend and the amount of such cash dividend, the Board of Directors is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by Pennsylvania Department of Banking and Federal Reserve Board policy and regulations, may be paid in addition to, or in lieu of regulatory cash dividends. We will file a consolidated tax return with Prudential Savings Bank. Accordingly, it is anticipated that any cash distributions made by us to our shareholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes. Additionally, during the three-year period following the offering, we will not take any action to declare an extraordinary dividend to shareholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.
Dividends from Prudential Bancorp–New may eventually depend, in part, upon receipt of dividends from Prudential Savings Bank, because Prudential Bancorp–New initially will have no source of income other than dividends from Prudential Savings Bank, earnings from the investment of proceeds from the sale of common stock retained by us, and interest payments with respect to our loan to our employee stock ownership plan.
Any payment of dividends by Prudential Savings Bank to Prudential Bancorp–New which would be deemed to be drawn out of Prudential Savings Bank’s bad debt reserves would require a payment of taxes at the then-current tax rate by Prudential Savings Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Prudential Savings Bank does not intend to make any distribution to Prudential Bancorp–New that would create such a federal tax liability. See “Taxation.”
Unlike Prudential Savings Bank, Prudential Bancorp–New is not subject to the above regulatory restrictions on the payment of dividends to its shareholders. Prudential Bancorp–New is, however, subject to the requirements of Pennsylvania law, which generally limit the payment of dividends to amounts that will not have the effect of making a corporation unable to pay its debts as they become due in the ordinary course of business or if the corporation’s total assets would be less than its total liabilities plus the amount, if any, needed to satisfy any preferential rights that shareholders may have if the corporation were dissolved. In addition, the Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. These regulatory policies could affect the ability of Prudential Bancorp–New to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

MARKET FOR OUR COMMON STOCK
Existing Prudential Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “PBIP”, and there is an established market for such common stock. We have applied to have the common stock of Prudential Bancorp–New listed on the Nasdaq Global Market and we expect that its common stock will continue to be listed under the symbol “PBIP.” In order to list our common stock on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. We expect to have more than three registered market makers upon completion of the offering.
Making a market may include the solicitation of potential buyers and sellers in order to match buy and sell orders. The development of a liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. You should view the common stock as a long-term investment. Furthermore, there can be no assurance that you will be able to sell your shares at or above the $10.00 per share price in the offering.
The following table sets forth the high and low closing stock prices for existing Prudential Bancorp common stock and cash dividends per share declared for the periods indicated.

		Stock Price Per Share				Cash Dividends Per Share
Quarter ended:		High		Low
September 30, 2013 (through August __, 2013)	$		$		$
June 30, 2013		9.97		8.01		0.00
March 31, 2013		9.17		6.75		0.00
December 31, 2012		7.07		5.85		0.00
September 30, 2012		6.31		5.47		0.00
June 30, 2012		5.59		5.21		0.00
March 31, 2012		5.99		5.15		0.00
December 31, 2011		5.37		4.80		0.00
September 30, 2011		6.29		5.05		0.00
June 30, 2011		8.00		5.60		0.00
March 31, 2011		7.95		6.05		0.05
December 31, 2010		7.33		5.50		0.05
At June 12, 2013, the business day immediately preceding the public announcement of the conversion, and at            , 2013, the date of this prospectus, the closing prices of existing Prudential Bancorp common stock as reported on the Nasdaq Global Market were $8.34 per share and $_____ per share, respectively. At            , 2013, existing Prudential Bancorp had approximately _____ shareholders of record.

REGULATORY CAPITAL REQUIREMENTS
At March 31, 2013, Prudential Savings Bank exceeded all of its regulatory capital requirements. The table below sets forth Prudential Savings Bank’s historical capital under accounting principles generally accepted in the United States of America and regulatory capital at March 31, 2013, and the pro forma capital of Prudential Savings Bank after giving effect to the offering, based upon the sale of the number of shares shown in the table. The pro forma capital amounts reflect the receipt by Prudential Savings Bank of 50% of the net offering proceeds. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Prudential Savings Bank in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at March 31, 2013.

			Pro Forma at March 31, 2013
	Prudential Savings Bank Historical at March 31, 2013		Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range
			5,278,542 Shares At $10.00 per Share		6,210,199 Shares At $10.00 Per Share		7,141,602 Shares at $10.00 Per Share
	(Unaudited)
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in Thousands)
GAAP capital	$56,448	11.78%	$77,539	15.50%	$81,362	16.14%	$85,184	16.77%
Tier 1 capital:
Actual	$55,535	11.47%	$76,626	15.17%	$80,449	15.81%	$84,271	16.43%
Requirement	19,363	4.00	20,207	4.00	20,360	4.00	20,513	4.00
Excess	$36,172	7.47%	$56,419	11.17%	$60,089	11.81%	$63,758	12.43%
Tier 1 risk-based capital:
Actual	$55,535	25.06%	$76,626	33.93%	$80,449	34.93%	$84,271	37.06%
Requirement	8,866	4.00	9,035	4.00	9,065	4.00	9,096	4.00
Excess	$46,669	21.06%	$67,591	29.93%	$71,384	30.93%	$75,175	33.06%
Total capital:
Actual	$58,047	26.19%	$79,138	35.04%	$82,961	36.04%	$86,783	38.16%
Requirement	17,732	8.00	18,069	8.00	18,130	8.00	18,191	8.00
Excess	$40,315	18.19%	$61,069	27.04%	$64,831	28.04%	$68,592	30.16%
Reconciliation of capital infused into Prudential Savings Bank:
Net proceeds infused			$25,313		$29,882		$34,450
Less:
Common stock acquired by employee stock ownership plan			(2,111)		(2,484)		(2,857)
Less:
Shares acquired by stock recognition plan			(2,111)		(2,484)		(2,857)
Pro forma increase in GAAP and regulatory capital			$21,091		$24,914		$28,736

(1)
  Adjusted total or adjusted risk-weighted assets, as appropriate.

OUR CAPITALIZATION
The following table presents the historical capitalization of existing Prudential Bancorp at March 31, 2013, and the pro forma consolidated capitalization of Prudential Bancorp–New after giving effect to the conversion and offering, based upon the sale of the number of shares shown below and the other assumptions set forth under “Pro Forma Data.”

		Prudential Bancorp–New — Pro Forma Based Upon Sale at $10.00 Per Share
	Existing Prudential Bancorp Historical Capitalization	5,278,542 Shares (Minimum of Offering Range)	6,210,199 Shares (Midpoint of Offering Range)	7,141,602 Shares (Maximum of Offering Range)
	(In thousands)
Deposits(1)	$416,097	$416,097	$416,097	$416,097
FHLB advances	340	340	340	340
Total deposits and FHLB advances	$416,437	$416,437	$416,437	$416,437
Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none to be issued	$—	$—	$—	$—
Common stock, $.01 par value, 40,000,000 shares authorized; shares to be issued as reflected(2)	126	71	83	95
Additional paid-in capital(2)	54,932	105,613	114,739	123,862
Retained earnings(3)	38,510	38,510	38,510	38,510
Plus:
Equity received from mutual holding company	—	728	728	728
Less:
Accumulated other comprehensive income	913	913	913	913
Common stock held by the employee stock ownership plan(4)	(2,676)	(4,787)	(5,160)	(5,533)
Common stock held by the new recognition and retention plan(5)	—	(2,111)	(2,484)	(2,857)
Treasury stock	(31,625)	(31,625)	(31,625)	(31,625)
Total stockholders’ equity	$60,180	$107,312	$115,704	$124,093
Ratio of total stockholders’ equity to total assets	12.56%	20.39%	21.64%	22.85%
(Footnotes on next page)

(1)
  Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(2)
  Our pro forma amounts of common stock and additional paid-in capital have been increased to reflect the number of shares of our common stock to be outstanding, which includes the exchange of all of the currently outstanding shares of existing Prudential Bancorp common stock pursuant to the exchange ratio except for the shares owned by Prudential Mutual Holding Company. No effect has been given to the issuance of additional shares of common stock pursuant to our proposed new stock option plan or pursuant to the exercise of options under our existing stock option plan. If the new stock plan is implemented within the first year after the closing of the offering, an amount up to 10% of the shares of Prudential Bancorp–New common stock sold in the offering will be reserved for issuance upon the exercise of options under the plan, subject to adjustment as may be required by federal regulations or policy to reflect stock options previously reserved by existing Prudential Bancorp so that the total shares available for issuance upon the exercise of stock options does not exceed 10% of Prudential Bancorp–New’s outstanding shares immediately after the conversion and offering. Shareholder approval of such new stock option plan would be required. Your ownership percentage would decrease by approximately 6.96% if all potential stock options are exercised from our authorized but unissued stock. See “Pro Forma Data” and “Management — New Stock Benefit Plans — Stock Option Plan.”
(3)
  The retained earnings of Prudential Savings Bank will be partially restricted after the offering.
(4)
  Assumes that 4.0% of the shares sold in the offering will be purchased by our employee stock ownership plan in addition to the shares already owned by the employee stock ownership plan. The common stock acquired by our employee stock ownership plan is reflected as a reduction of stockholders’ equity. Assumes the funds used to acquire our employee stock ownership plan shares will be borrowed from us. See Note 1 to the tables set forth under “Pro Forma Data” and “Management — New Stock Benefit Plans — Employee Stock Ownership Plan.”
(5)
  Assumes a number of shares of common stock equal to 4.0% of the shares of common stock to be sold in the offering will be purchased for grant by the proposed new stock recognition and retention plan. If the new recognition plan is adopted within 12 months following the conversion, the amount reserved for restricted stock awards would be subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously reserved by existing Prudential Bancorp so that the total shares reserved for restricted stock awards does not exceed 4% of Prudential Bancorp–New’s outstanding shares immediately after the conversion and offering. Shareholder approval of the new recognition and retention plan is required before it can be implemented. The table assumes that shareholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share. The common stock so acquired by the recognition and retention plan is reflected as a reduction in stockholders’ equity. If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on stockholders’ equity. If the recognition and retention plan purchases authorized but unissued shares from us, such issuance would dilute the voting interests of existing shareholders by approximately 2.91%. See “Pro Forma Data” and “Management — New Stock Benefit Plans — Recognition Plan.”

IMPACT OF PRUDENTIAL MUTUAL HOLDING COMPANY’S
ASSETS ON PUBLIC STOCK OWNERSHIP
The public shareholders of existing Prudential Bancorp will receive shares of common stock of Prudential Bancorp–New in exchange for their shares of common stock of existing Prudential Bancorp pursuant to an exchange ratio. Subject to adjustment, the exchange ratio ensures that the public shareholders will own the same percentage of the common stock of Prudential Bancorp–New after the conversion as they held in existing Prudential Bancorp immediately prior to the conversion, without giving effect to new shares purchased in the offering or cash paid in lieu of any fractional shares. However, consistent with Federal Reserve Board regulations, the exchange ratio must be adjusted downward to reflect the aggregate amount of existing Prudential Bancorp dividends paid to Prudential Mutual Holding Company and the initial capitalization of Prudential Mutual Holding Company. Prudential Mutual Holding Company had assets of $706,000 as of June 30, 2013, not including existing Prudential Bancorp common stock. The adjustments described above will decrease existing Prudential Bancorp’s shareholders’ ownership interest in Prudential Bancorp–New from 25.4% to 25.2% at June 30, 2013. If existing Prudential Bancorp were to declare any further dividends before the completion of the second-step conversion, which is not anticipated, public shareholders’ ownership interest in existing Prudential Bancorp would be further diluted.
In accordance with the process described above, the independent appraiser determined Prudential Bancorp–New’s pro forma market value by adjusting the exchange ratio downward to account for the assets held by Prudential Mutual Holding Company other than the common stock of existing Prudential Bancorp and decreasing the ownership interest held by the public shareholders of existing Prudential Bancorp accordingly.

PRO FORMA DATA
The actual net proceeds from the sale of Prudential Bancorp–New common stock in the offering cannot be determined until the offering is completed. However, the net proceeds are currently estimated to be between $50.6 million and $68.9 million, based upon the following assumptions:
•
  We will sell 50% of the shares of common stock in the subscription offering with the remaining 50% of the shares sold in the community offering;
•
  Our employee stock ownership plan will purchase an amount equal to 4.0% of the shares sold in the offering and that such shares are purchased at a price of $10.00 per share with a loan from Prudential Bancorp–New;
•
  20,000 shares of common stock will be purchased by our employees, directors and their immediate families;
•
  Sandler O’Neill & Partners, L.P. will receive an aggregate management fee equal to 1.0% of the aggregate purchase price of the shares sold in the subscription offering, except that no fee will be paid with respect to shares purchased by our officers, directors and employees or members of their immediate families or by our employee stock ownership plan;
•
  The sales commission and management fee for shares sold in the community offering will be equal to 3.0% of the aggregate purchase price of the shares sold in the community offering; and
•
  Total expenses of the offering, excluding sales commissions and management fees referenced above, will be approximately $1.2 million.
We have prepared the following table, which sets forth our historical consolidated net income and stockholders’ equity prior to the conversion and offering and our pro forma consolidated net income and stockholders’ equity following the conversion and offering. In preparing these tables and in calculating pro forma data, the following assumptions have been made:
•
  Pro forma earnings have been calculated assuming the common stock had been sold at the beginning of the periods and the net proceeds had been invested at an average yield of 1.47%, which represents the average of the yield on the five-year U.S. Treasury Note for the week ended March 29, 2013 (0.78%) and on 15-year fixed-rate mortgage-backed securities less 60 basis points (2.16%, based on Freddie Mac’s Primary Mortgage Market Survey®) at March 28, 2013. We have used an assumed yield of 1.47% (0.97% after tax) in lieu of the arithmetic average method because we believe it more accurately reflects the yield that we will receive on the net proceeds of the offering.
•
  An effective tax rate of 34.0%.
•
  No withdrawals were made from Prudential Savings Bank’s deposit accounts for the purchase of shares in the offering.
•
  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan.
•
  Pro forma stockholders’ equity amounts have been calculated as if our common stock had been sold in the offering on March 31, 2013 and September 30, 2012, respectively, and, accordingly, no effect has been given to the assumed earnings effect of the transactions.
The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs and should not be taken as indicative of future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities computed in accordance with generally accepted accounting principles. Stockholders’ equity does not give effect to intangible assets in the event of a liquidation or to Prudential Savings Bank’s bad debt reserve. The pro forma stockholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The tables reflect the possible issuance of additional shares to be reserved for future issuance pursuant to our proposed new stock option plan which we expect to adopt following the offering and present, together with the stock recognition plan discussed below, to our shareholders for approval at a meeting to be held at least six months after the offering is completed. See “Management — New Stock Benefit Plans.” For purposes of the tables, we have assumed that shareholder approval was obtained, that the exercise price of the stock options and the market price of the common stock at the date of grant were $10.00 per share, that the stock options had a term of 10 years and vested pro rata over five years, and that the new stock option plan granted options to acquire common stock equal to 10.0% of the shares sold in the offering. We applied the Black-Scholes option pricing model to estimate a grant date fair value of $4.84 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model incorporated an estimated volatility rate of 36.0% for the common stock, zero dividend yield, an expected option life of 10 years and a risk free interest rate of 1.87%. There can be no assurance that shareholder approval of the stock option plan will be obtained, that the exercise price of the options will be $10.00 per share or that the Black-Scholes option pricing model assumptions used to prepare the table will be the same at the time the options are granted.
The tables also give effect to the stock recognition and retention plan, which we expect to adopt following the offering and present, together with the new stock option plan discussed above, to our shareholders for approval at a meeting to be held at least six months after the offering is completed. If approved by shareholders, the stock recognition and retention plan intends to acquire an amount of common stock equal to 4.0% of the shares to be sold in the offering, either through open market purchases, if permissible, or from authorized but unissued shares of common stock. The tables assume that shareholder approval has been obtained and that the shares acquired by the stock recognition and retention plan are purchased in the open market at $10.00 per share and vest over a five-year period at the rate of 20% per year. There can be no assurance that shareholder approval of the stock recognition and retention plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share.
The tables on the following pages are based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of our common stock following the conversion and the offering.

	At or For the Six Months Ended March 31, 2013
	5,278,542 shares sold at $10.00 per share (Minimum of range)	6,210,199 shares sold at $10.00 per share (Midpoint of range)	7,141,602 shares sold at $10.00 per share (Maximum of range)
	(Dollars in thousands, except per share amounts)
Gross proceeds	$52,785	$62,102	$71,416
Less: estimated offering expenses	(2,159)	(2,338)	(2,517)
Estimated net proceeds	$50,626	$59,764	$68,899
Less: common stock acquired by employee stock ownership plan(1)	(2,111)	(2,484)	(2,857)
Less: common stock to be acquired by recognition and retention plan(2)	(2,111)	(2,484)	(2,857)
Plus: assets received from mutual holding company	728	728	728
Estimated net investable proceeds	$47,132	$55,524	$63,913
Pro Forma Net Income:
Pro forma net income:
Historical	$286	$286	$286
Pro forma income on net investable proceeds(3):	229	269	310
Less: pro forma employee stock ownership plan adjustments(1)	(35)	(41)	(47)
Less: pro forma restricted stock award expense(2)	(139)	(164)	(189)
Less: pro forma stock option expense(4)	(255)	(301)	(346)
Pro forma net income	$86	$49	$14
Pro forma net income per share:
Historical(5)	$0.04	$0.04	$0.03
Pro forma income on net investable proceeds:	0.04	0.04	0.04
Less: pro forma employee stock ownership plan adjustments(1)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense(2)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option expense(4)	(0.04)	(0.04)	(0.04)
Pro forma net income per share	$0.01	$0.01	$—
Offering price as a multiple of pro forma net income per share	500.0x	500.0x	N/M
Number of shares used to calculate pro forma net income per share(6)	6,587,876	7,749,869	8,912,835
Pro Forma Stockholders’ Equity:
Pro forma stockholders’ equity (book value)(4):
Historical	60,180	60,180	60,180
Estimated net proceeds	50,626	59,764	68,899
Plus: equity increase from mutual holding company	728	728	728
Less: common stock acquired by employee stock ownership plan(1)	(2,111)	(2,484)	(2,857)
Less: common stock to be acquired by recognition and retention plan(2)	(2,111)	(2,484)	(2,857)
Pro forma stockholders’ equity	$107,312	$115,704	$124,093
Pro forma stockholders’ equity per share(5):
Historical	$8.53	$7.25	$6.30
Estimated net proceeds	7.18	7.20	7.22
Plus: equity increase from mutual holding company	0.10	0.09	0.08
Less: common stock acquired by employee stock ownership plan(1)	(0.30)	(0.30)	(0.30)
Less: common stock to be acquired by recognition and retention plan(2)	(0.30)	(0.30)	(0.30)
Pro forma stockholders’ equity per share	$15.21	$13.94	$13.00
Offering price as a percentage of pro forma stockholders’ equity per share	65.75%	71.74%	76.92%
Number of shares used to calculate pro forma stockholders’ equity per share(6)	7,055,000	8,300,000	9,545,000
(Footnotes begin on page 50)

	At or For the Year Ended September 30, 2012
	5,278,542 shares sold at $10.00 per share (Minimum of range)	6,210,199 shares sold at $10.00 per share (Midpoint of range)	7,141,602 shares sold at $10.00 per share (Maximum of range)
	(Dollars in thousands, except per share amounts)
Gross proceeds	$52,785	$62,102	$71,416
Less: estimated offering expenses	(2,159)	(2,338)	(2,517)
Estimated net proceeds	$50,626	$59,764	$68,899
Less: common stock acquired by employee stock ownership plan(1)	(2,111)	(2,484)	(2,857)
Less: common stock to be acquired by recognition and retention plan(2)	(2,111)	(2,484)	(2,857)
Plus: assets received from mutual holding company	728	728	728
Estimated net investable proceeds	$47,132	$55,524	$63,913
Pro Forma Net Income:
Pro forma net income:
Historical	$2,593	$2,593	$2,593
Pro forma income on net investable proceeds(3):	457	539	620
Less: pro forma employee stock ownership plan adjustments(1)	(70)	(82)	(94)
Less: pro forma restricted stock award expense(2)	(279)	(328)	(377)
Less: pro forma stock option expense(4)	(511)	(601)	(691)
Pro forma net income	$2,190	$2,121	$2,051
Pro forma net income per share:
Historical(5)	$0.40	$0.34	$0.29
Pro forma income on net investable proceeds:	0.07	0.07	0.07
Less: pro forma employee stock ownership plan adjustments(1)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense(2)	(0.04)	(0.04)	(0.04)
Less: pro forma stock option expense(4)	(0.08)	(0.08)	(0.08)
Pro forma net income per share	$0.34	$0.28	$0.23
Offering price as a multiple of pro forma net income per share	29.41x	35.71x	43.48x
Number of shares used to calculate pro forma net income per share(6)	6,515,828	7,665,108	8,815,359
Pro Forma Stockholders’ Equity:
Pro forma stockholders’ equity (book value)(4):
Historical	59,831	59,831	59,831
Estimated net proceeds	50,626	59,764	68,899
Plus: equity increase from mutual holding company	728	728	728
Less: common stock acquired by employee stock ownership plan(1)	(2,111)	(2,484)	(2,857)
Less: common stock to be acquired by recognition and retention plan(2)	(2,111)	(2,484)	(2,857)
Pro forma stockholders’ equity	$106,963	$115,355	$123,744
Pro forma stockholders’ equity per share(5):
Historical	$8.48	$7.21	$6.27
Estimated net proceeds	7.18	7.20	7.22
Plus: equity increase from mutual holding company	0.10	0.09	0.08
Less: common stock acquired by employee stock ownership plan(1)	(0.30)	(0.30)	(0.30)
Less: common stock to be acquired by recognition and retention plan(2)	(0.30)	(0.30)	(0.30)
Pro forma stockholders’ equity per share	$15.16	$13.90	$12.96
Offering price as a percentage of pro forma stockholders’ equity per share	65.96%	71.94%	77.16%
Number of shares used to calculate pro forma stockholders’ equity per share(6)	7,055,000	8,300,000	9,545,000
(Footnotes begin on following page)

(1)
  The employee stock ownership plan will borrow the funds used to acquire these shares from the net proceeds from the offering retained by Prudential Bancorp–New. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. Prudential Savings Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Prudential Bancorp–New will earn on the loan will offset the interest paid on the loan by Prudential Savings Bank. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased. The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan, based on an assumed effective tax rate of 34.0%. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/20 of the total, based on a 20-year loan) will be released each year over the term of the loan. The pro forma net income for the six months ended March 31, 2013 assumes the 5,278, 6,210 and 7,141 shares were committed to be released during the period at the minimum, midpoint and maximum of the offering range, respectively. For the year ended September 30, 2012, the pro forma net income assumes that 10,557, 12,420 and 14,283 shares were committed to be released at the minimum, midpoint and maximum of the offering range, respectively. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater.
(2)
  Assumes that Prudential Bancorp–New will purchase shares in the open market equal to 4.0% of the shares to be sold in the offering for the recognition and retention plan proposed to be adopted following the offering. Such amount is subject to adjustment, as previously discussed, as may be required by federal regulations or policy to reflect restricted stock previously reserved by existing Prudential Bancorp. The assumed cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of common stock instead of shares repurchased in the open market would dilute the ownership interests of shareholders of Prudential Bancorp–New, by approximately 2.91%, assuming the midpoint of the offering range. The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. The assumed effective tax rate is 34.0%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the recognition and retention plan, total recognition and retention plan expense would be greater.
(3)
  Pro forma income on net investable proceeds is equal to the net proceeds of the offering, plus the cash and investment assets received from Prudential Mutual Holding Company, less the cost of acquiring shares in the open market at the $10.00 per share purchase price to fund the employee stock ownership plan and the restricted stock awards under the recognition and retention plan multiplied by the after-tax reinvestment rate. The after-tax reinvestment rate is equal to 0.97% based on the following assumptions: combined federal and state income tax rate of 34.0% and a pre-tax reinvestment rate of 1.47%.
(4)
  The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options (assuming no federal tax benefit) that may be granted under the new stock option plan to be adopted following the offering. Assumes that, if approved by Prudential Bancorp–New’s shareholders, the new stock option plan grants options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering. Such amount is subject to adjustment as may be required by federal regulations or policy to reflect stock options previously reserved by existing Prudential Bancorp. Shareholder approval of the new plan may not occur earlier than six months after the completion of the conversion. The Black-Scholes option-pricing formula has been used to estimate the values of the options. Applicable accounting standards do not
(Footnotes continued on next page)

prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Prudential Bancorp–New may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value. In addition, if the fair market value per share is different than $10.00 per share on the date options are awarded under the stock option plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders, by approximately 6.96%, assuming the midpoint of the offering range.
(5)
  The historical net income per share has been adjusted to reflect the exchange ratio of the additional shares to be issued by Prudential Bancorp–New in exchange for the currently outstanding shares of existing Prudential Bancorp common stock. As reported, the net income per share of existing Prudential Bancorp for the six months ended March 31, 2013 and year ended September 30, 2012 was $0.03 and $0.27, respectively.
(6)
  The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the offering. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Existing Prudential Bancorp was formed by Prudential Savings Bank in connection with our reorganization into the mutual holding company form of organization in March 2005. Existing Prudential Bancorp Bancorp’s results of operations are primarily dependent on the results of Prudential Savings Bank, which is a wholly owned subsidiary of existing Prudential Bancorp. Prudential Savings Bank currently operates seven banking offices, six of which are in Philadelphia (Philadelphia County) and one in Drexel Hill in Delaware County. Prudential Savings Bank’s primary business consists of attracting deposits from the general public and using those funds together with funds we borrow to originate loans to our customers.
At March 31, 2013, we had total assets of $479.1 million, including $278.2 million in net loans and $150.7 million of investment and mortgage-backed securities, total deposits of $416.1 million and total stockholders’ equity of $60.2 million.
While residential real estate values have improved significantly over the past year, nationally the median home price is well below its 2006 peak and average home prices are approximately 30 percent below their average price prior to the financial crisis. Disruptions in the financial markets which began in 2007 and erupted into a financial crisis by September 2008, continue to impact the broader economy and real estate markets, particularly residential markets, both nationally and locally. While the Philadelphia area did not suffer the wholesale declines in the value of residential real estate as other areas of the country, the downturn rippled through many parts of the local economy, especially condominium sales, construction lending and lending to contractors. As a result of the significant deterioration of property values experienced during the fiscal 2011 period necessitated large charge-offs and loan loss provision expense by Prudential Savings Bank. During calendar 2012 and the first quarter of calendar 2013, the housing market in many areas has stabilized and home building activity has strengthened. The Philadelphia area has seen improvement both quarter over quarter as well as for the 12 months ended March 31, 2013.
We continue to focus on the credit quality of our customers — closely monitoring the financial status of borrowers located throughout our markets, gathering information, working on early detection of potential problems, taking pre-emptive steps where necessary and performing the analysis required to maintain adequate reserves for loan losses.
Despite the current market and economic conditions, we continue to maintain capital in excess of regulatory requirements.
The information contained in this section should be read in conjunction with our consolidated financial statements and the accompanying notes to the consolidated financial statements contained elsewhere herein.
Business Strategy
Our mission is to operate as a profitable, independent community-oriented financial institution serving primarily retail customers and small and mid-sized businesses in our market area. We are focused on prudently increasing profitability and enhancing shareholder value. The following are key elements of our current business strategy:
•
  Improving Asset Quality.   We are continuing our efforts to improve asset quality. At March 31, 2013, our total non-performing assets amounted to $7.4 million, or 1.6% of total assets, reflecting an $8.6 million, or 53.5%, reduction compared to $16.0 million of total non-performing assets at September 30, 2012 (when total non-performing assets amounted to 3.3% of total assets). During fiscal years ended September 30, 2012 and 2011, the relatively high levels of non-performing assets and other problem assets, primarily related to construction and land development projects, significantly impacted our results of operations as the high levels of provisions for loan losses and charge-offs and other expenses related to other real estate owned was a significant contributor to the reduced level of net income, in particular in fiscal 2011 in which we established $4.6 million in provisions for loan losses. Given the decline in real estate values and the difficulties we were experiencing in our construction and land development and commercial real estate portfolios, we substantially reduced our origination of these types of loans beginning the later part of fiscal 2010. In our efforts to reduce the levels of our non-performing and other problem assets in recent periods, we adopted and implemented a completely revised and enhanced loan policy which provides for (i) a substantially enhanced loan underwriting and loan review process including a robust and systematic credit review process; (ii) an enhanced loan grading system that provides for the periodic grading of credit extensions, both at the time of origination as well as periodically thereafter; (iii) an enhanced loan and lease loss allowance methodology; and (iv) a revised and enhanced loan extension and modification procedure. We have also adopted and implemented comprehensive credit memoranda and global cash flow and collateral analysis processes as part of our enhanced loan review procedures. We also hired recently a credit officer with more than 25 years of experience in loan underwriting and credit analysis including underwriting and analyzing commercial real estate and commercial business credits and a loan compliance officer with more than 14 years of experience, including significant regulatory compliance capabilities.
•
  Growing and Diversifying Our Loan Portfolio.   As part of our efforts to improve earnings, we plan to expand, on a relatively modest basis, and subject to favorable market conditions, the origination of construction and land loans as well as commercialreal estate and commercial business loans within our primary market area. Such loans will be underwritten in accordance with our strengthened loan underwriting standards and our enhanced credit review and administration procedures. We believe that we can be a successful niche lender to small and mid-sized commercial borrowers and developers with whom we have had experience in our primary market area. We also plan to continue the modest growth of our loan portfolio that we have experienced in recent periods but with increased diversification. Such diversification may include becoming involved to a limited degree in SBA lending and commercial lease lending. We currently do not expect that our investment in such loans would exceed approximately 3.5% of the total loan portfolio. We believe that an expansion of our involvement in construction and land lending as well as commercial real estate and commercial business lending in a planned, deliberative fashion with the loan underwriting and administration enhancements that we have implemented in recent periods, together with modest loan growth, should increase our interest income and our returns in future periods.
•
  Improving our Funding Mix by Attracting Lower Cost Core Retail Deposits.   Core deposits include all deposit account types except certificates of deposit. Core deposits are our least costly source of funds and improve our interest rate spread. We believe that core deposits represent our best opportunity to develop customer relationships that enable us to cross-sell our full complement of products and services. Core deposits also contribute non-interest income from account-related fees and services and are generally less sensitive to withdrawal when interest rates fluctuate. At March 31, 2013, core deposits represented 43.2% of our total deposits compared to 41.9% of total deposits at September 30, 2012 and 41.2% of total deposits at September 30, 2011. We are planning to continue our efforts to increase core deposits. In addition, we will seek to develop commercial checking accounts as we increase commercial lending and we plan to enhance our cross-marketing as part of our efforts to gain additional deposit relationships with our loan customers.
•
  Continuing our Community-Oriented Focus.   As a community-oriented financial institution, we emphasize providing exceptional customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our market area. Our management team has strong ties to, and deep roots in, the community. We believe that we know our customers’ banking needs and can respond quickly to address them.
Critical Accounting Policies
In reviewing and understanding financial information for existing Prudential Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 2 of the notes to our consolidated financial statements included in the consolidated financial statements included elsewhere herein. The accounting and financial reporting policies of existing Prudential Bancorp conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to general practices within the banking industry. Accordingly, the financial statements require certain estimates, judgments and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities as well as contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.
Allowance for Loan Losses.   The allowance for loan losses is established through a provision for loan losses charged to expense. Losses are charged against the allowance for loan losses when management believes that the collectability in full of the principal of a loan is unlikely. Subsequent recoveries are added to the allowance. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairments based upon an evaluation of known and inherent losses in the loan portfolio that are both probable and reasonable to estimate. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to criticized and classified loans.
Management monitors its allowance for loan losses at least quarterly and makes adjustments to the allowance through the provision for loan losses as economic conditions and other pertinent factors indicate. The quarterly review and adjustment of the qualitative factors employed in the allowance methodology and the updating of historic loss experience allow for timely reaction to emerging conditions and trends. In this context, a series of qualitative factors are used in a methodology as a measurement of how current circumstances are affecting the loan portfolio. Included in these qualitative factors are:
•
  Levels of past due, classified, criticized and non-accrual loans, troubled debt restructurings and loan modifications;
•
  Nature and volume of loans;
•
  Changes in lending policies and procedures, underwriting standards, collections, charge-offs and recoveries and for commercial loans, the level of loans being approved with exceptions to lending policy;
•
  Experience, ability and depth of management and staff;
•
  National and local economic and business conditions, including various market segments;
•
  Quality of Prudential Savings Bank’s loan review system and degree of Board oversight;
•
  Concentrations of credit and changes in levels of such concentrations; and
•
  Effect of external factors on the level of estimated credit losses in the current portfolio.
In determining the allowance for loan losses, management has established both specific and general pooled allowances. Values assigned to the qualitative factors and those developed from historic loss experience provide a dynamic basis for the calculation of reserve factors for both pass-rated loans (general pooled allowance) and those criticized and classified loans. The amount of the specific allowance is determined through a loan-by-loan analysis of certain large dollar commercial real estate loans. Loans not individually reviewed are evaluated as a group using reserve factor percentages based on historical loss experience and the qualitative factors described above. In determining the appropriate level of the general pooled allowance, management makes estimates based on internal risk ratings, which take into account such factors as debt service coverage, loan-to-value ratios and external factors. Estimates are periodically measured against actual loss experience.
This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impaired loans, value of collateral, estimated losses on our commercial, construction and residential loan portfolios and historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. In addition, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, as an integral part of their examination processes, periodically review our allowance for loan losses. The Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely affect earnings in future periods.
Investment and Mortgage-Backed Securities Available For Sale.   Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or discounted cash flows and are classified within Level 2 of the fair value hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy, although there were no securities with that classification as of March 31, 2013, September 30, 2012 or 2011.
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. We determine whether the unrealized losses are temporary in accordance with U.S. GAAP. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. In addition we also considers the likelihood that the security will be required to be sold by a regulatory agency, our internal intent not to dispose of the security prior to maturity and whether the entire cost basis of the security is expected to be recovered. In determining whether the cost basis will be recovered, management evaluates other facts and circumstances that may be indicative of an other-than-temporary impairment condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.
In addition, certain assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). We measure impaired loans, FHLB stock and loans or bank properties transferred into real estate owned at fair value on a non-recurring basis.
Valuation techniques and models utilized for measuring financial assets and liabilities are reviewed and validated by management at least quarterly.
Income Taxes.   Existing Prudential Bancorp accounts for income taxes in accordance with U.S. GAAP. We record deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management exercises significant judgment in the evaluation of the amount and timing of the recognition of the resulting tax assets and liabilities. The judgments and estimates required for the evaluation are updated based upon changes in business factors and the tax laws. If actual results differ from the assumptions and other considerations used in estimating the amount and timing of tax recognized, there can be no assurance that additional expenses will not be required in future periods.
In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

U.S. GAAP prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. We recognize, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated income statement. Assessment of uncertain tax positions requires careful consideration of the technical merits of a position based on management’s analysis of tax regulations and interpretations. Significant judgment may be involved in the assessment of the tax position.
Recent Accounting Pronouncements
Information regarding recent accounting pronouncements is included in Note 2 to the consolidated financial statements set forth elsewhere herein.
Derivative Financial Instruments, Contractual Obligations and Other Off Balance Sheet Arrangements
Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. We have not used derivative financial instruments in the past and do not currently have any intent to do so in the future.
While we have not used derivative financial instruments, we are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and the unused portions of lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Commitments to extend credit generally have fixed expiration dates and may require additional collateral from the borrower if deemed necessary. Commitments to extend credit are not recorded as an asset or liability by us until the instrument is exercised.
Commitments.   The following tables summarize our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and undisbursed construction loans at March 31, 2013 and September 30, 2012.

	Total Amounts Committed at March 31, 2013	Amount of Commitment Expiration — Per Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	(In Thousands)
Letters of credit	$187	$187	$—	$—	$—
Lines of credit(1)	6,100	—	—	—	6,100
Undisbursed portions of loans in process	1,872	1,757	115	—	—
Commitments to originate loans	7,529	7,529	—	—	—
Total commitments	$15,688	$9,473	$115	$—	$6,100

	Total Amounts Committed at September 30, 2012	Amount of Commitment Expiration — Per Period
		Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	(In Thousands)
Letters of credit	$167	$167	$—	$—	$—
Lines of credit(1)	6,471	—	—	—	6,471
Undisbursed portions of loans in process	1,629	1,435	194	—	—
Commitments to originate loans	14,054	14,054	—	—	—
Total commitments	$22,321	$15,656	$194	$—	$6,471

(1)
  The majority of available lines of credit are for home equity loans.

Contractual Cash Obligations.   The following tables summarize our contractual cash obligations at March 31, 2013 and September 30, 2012.

		At March 31, 2013 — Payments Due By Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	(In Thousands)
Certificates of deposit	$236,220	$141,425	$53,103	$41,692	$—
FHLB advances(1)	340		340	—	—
Total long-term debt
Advances from borrowers for taxes and insurance	1,266	1,266	—	—	—
Operating lease obligations	171	79	92	—	—
Total contractual obligations	$237,997	$142,770	$53,535	$41,692	$—

		At September 30, 2012 — Payments Due By Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
	(In Thousands)
Certificates of deposit	$247,414	$121,984	$105,863	$28,390	$—
FHLB advances(1)	483	143	340	—	—
Total long-term debt	247,897	122,127	106,203	28,390	—
Advances from borrowers for taxes and insurance	1,273	1,273	—	—	—
Operating lease obligations	211	79	132	—	—
Total contractual obligations	$249,381	$123,479	$106,335	$28,390	$—

(1)
  Does not include interest due annually on FHLB advances.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid
The following tables show for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		Six Months Ended March 31,
	Yield/Rate at March 31, 2013	2013			2012
		Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate(1)
	(Dollars in Thousands)
Interest-earning assets:
Investment securities	2.50%	$81,182	$1,028	2.53%	$88,556	$1,203	2.72%
Mortgage-backed securities	3.26	64,883	1,178	3.63	89,369	2,019	4.52
Loans receivable(2)	4.52	270,611	6,388	4.72	238,958	6,519	5.46
Other interest-earning assets	0.20	51,035	56	0.22	62,598	55	0.16
Total interest-earning assets	3.52	467,711	8,650	3.70	479,481	9,796	4.09
Non-interest-earning assets		20,085			20,916
Total assets		487,796			500,397
Interest-bearing liabilities:
Savings accounts	0.20	71,314	119	0.33	69,601	224	0.64
Checking and money market accounts	0.33	104,512	181	0.35	104,431	274	0.52
Certificate accounts	1.66	245,528	2,057	1.70	259,583	2,504	1.93
Total deposits	1.08	418,354	2,357	1.13	433,615	3,002	1.38
FHLB advances	—	359	—	0.00	559	2	0.72
Real estate tax escrow accounts	0.20	1,853	2	0.22	1,528	3	0.39
Total interest-bearing liabilities	1.08	420,566	2,359	1.12	435,702	3,007	1.38
Non-interest-bearing liabilities		7,135			6,755
Total liabilities		427,701			442,457
Stockholders’ equity		60,095			57,940
Total liabilities and stockholders’ equity		487,796			500,397
Net interest-earning assets		$47,145	$6,291		$43,779	$6,789
Net interest income; interest rate spread	2.44%			2.58%			2.71%
Net interest margin(3)				2.69%			2.83%
Average interest-earning assets to average interest-bearing liabilities				111.21%			110.05%
(Footnotes on next page)

	Year Ended September 30,
	2012			2011			2010
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)
Interest-earning assets:
Investment securities	$77,224	$2,102	2.72%	$107,065	$3,569	3.33%	$117,655	$5,431	4.62%
Mortgage-backed securities	89,089	3,726	4.18	89,666	4,300	4.80	92,294	4,721	5.12
Loans receivable(2)	242,780	13,008	5.36	246,188	13,724	5.57	254,781	14,914	5.85
Other interest-earning assets	70,024	143	0.20	47,918	92	0.19	29,543	43	0.15
Total interest-earning assets	479,117	18,979	3.96	490,837	21,685	4.42	494,273	25,109	5.08
Non-interest-earning assets	20,818			21,210			26,092
Total assets	499,935			512,047			520,365
Interest-bearing liabilities:
Savings accounts	70,186	396	0.56	69,741	695	1.00	69,363	1,224	1.76
Checking and money market accounts	103,988	490	0.47	105,046	779	0.74	105,724	1,119	1.06
Certificate accounts	258,154	4,884	1.89	271,758	5,612	2.07	264,082	6,321	2.39
Total deposits	432,328	5,770	1.33	446,545	7,086	1.59	439,169	8,664	1.97
FHLB advances	537	4	0.74	591	6	1.02	16,676	746	4.47
Real estate tax escrow accounts	1,561	5	0.32	1,477	5	0.34	1,638	6	0.37
Total interest-bearing liabilities	434,426	5,779	1.33	448,613	7,097	1.58	457,483	9,416	2.06
Non-interest-bearing liabilities	6,979			7,624			6,794
Total liabilities	441,405			456,237			464,277
Stockholders’ equity	58,530			55,810			56,088
Total liabilities and stockholders’ equity	499,935			512,047			520,365
Net interest-earning assets	$44,691			$42,224			$36,790
Net interest income; interest rate spread		$13,200	2.63%		$14,588	2.84%		$15,693	3.02%
Net interest margin(3)			2.76%			2.97%			3.17%
Average interest-earning assets to average interest-bearing liabilities			110.29%			109.41%			108.04%

(1)
  Yields and rates for the six-month periods ended March 31, 2013 and 2012 are annualized.
(2)
  Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3)
  Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis
The following table shows the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Six Months Ended March 31, 2013 vs. 2012				Year Ended September 30,
					2012 vs. 2011				2011 vs. 2010
	Increase (Decrease) Due to				Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)
Interest income:
Investment securities	$(100)	$(82)	$7	$(175)	$(655)	$(995)	$183	$(1,467)	$(1,509)	$(489)	$135	$(1,863)
Mortgage-backed securities	(554)	(396)	109	(841)	(550)	(28)	4	(574)	(295)	(134)	8	(421)
Loans receivable, net	863	(878)	(116)	(131)	(533)	(190)	7	(716)	(711)	(503)	24	(1,190)
Other interest-earning assets	(12)	3	10	1	6	42	3	51	14	27	9	50
Total interest income	197	(1,353)	10	(1,146)	(1,732)	(1,171)	197	(2,706)	(2,501)	(1,099)	176	(3,424)
Interest expense:
Savings accounts	6	(108)	(3)	(105)	(302)	4	(1)	(299)	(533)	7	(4)	(530)
Checking and money market accounts (interest-bearing and non-interest bearing)	—	(93)	—	(93)	(284)	(8)	3	(289)	(335)	(7)	2	(340)
Certificate accounts	(165)	(302)	20	(447)	(471)	(281)	24	(728)	(868)	184	(25)	(709)
Total deposits	(159)	(503)	17	(645)	(1,057)	(285)	26	(1,316)	(1,736)	184	(27)	(1,579)
FHLB advances	(1)	(2)	—	(3)	(1)	(1)	—	(2)	(577)	(720)	557	(740)
Total interest expense	(160)	(505)	17	(648)	(1,058)	(286)	26	(1,318)	(2,313)	(536)	530	(2,319)
Increase (decrease) in net interest income	$357	$(848)	$(7)	$(498)	$(674)	$(885)	$171	$(1,388)	$(188)	$(563)	$(354)	$(1,105)

Financial Condition
Comparison of Financial Condition at March 31, 2013 and September 30, 2012
At March 31, 2013, we had total assets of $479.1 million, a decrease of $11.4 million from $490.5 million at September 30, 2012. The decrease was attributable to a decrease in cash and cash equivalents of $47.7 million. This decrease was substantially offset by increases of $21.6 million and $17.6 million in our investment and mortgage-backed securities portfolio and loan portfolio, respectively, reflecting the deployment of our cash and cash equivalents to purchase securities and originate loans in order to improve our earnings.
Total liabilities decreased $11.8 million to $418.9 million at March 31, 2013 from $430.7 million at September 30, 2012. The decrease was due to a $9.5 million decrease in deposits and a $1.6 million decrease in accrued interest related to certificates of deposit as interest accrued on such deposits is generally distributed at the end of the calendar year. Allowing the runoff of higher costing certificates of deposit as part of our asset-liability management strategy led to the reduction in total assets described above as our cash and cash equivalents were used, in part, to fund such deposit outflows.
Stockholders’ equity increased by $349,000 to $60.2 million at March 31, 2013 from September 30, 2012. The increase primarily reflected equity increases associated with stock benefit plan expenses of $433,000. Also contributing to the increase was net income of $286,000 for the first six months of fiscal 2013, offset partially by a decline in the unrealized gain on available for sale securities.
Comparison of Financial Condition at September 30, 2012 and September 30, 2011
At September 30, 2012, we had total assets of $490.5 million, a decrease of $9.0 million from $499.5 million at September 30, 2011. The decrease was primarily attributable to a $55.2 million decrease in the investment and mortgage-backed securities portfolio. This decrease was substantially offset by increases of $27.4 million in cash and cash equivalents and $20.2 million in net loans. During fiscal 2012, in particular the third and fourth quarter, we received the proceeds from securities sold or called which we are in the process of deploying primarily into the purchase of U.S. government agency securities and the origination of residential mortgage loans. As a result of the continued low interest rate environment, many issuers determined to call their securities since they bore yields that were well above the current market.
Total liabilities decreased $11.4 million to $430.7 million at September 30, 2012 from $442.1 million at September 30, 2011. The decrease was primarily the result of a $10.4 million decrease in deposits as a result of our decision to lower rates paid on certificate accounts to facilitate a modest run-off in higher cost certificates of deposit.
Stockholders’ equity increased by $2.4 million to $59.8 million at September 30, 2012 from $57.5 million at September 30, 2011. The increase primarily reflected net income of $2.6 million for the year ended September 30, 2012.
Comparison of Results of Operations for the Six Months Ended March 31, 2013 and 2012
General.   For the six months ended March 31, 2013, we recognized net income of $286,000 as compared to net income of $488,000 for the comparable period in 2012. The decreased level of earnings for the 2013 period primarily reflected the decrease in net interest income combined with the effects of an increase in the valuation allowance related to a deferred tax asset.
Net Interest Income.   For the six months ended March 31, 2013, net interest income decreased $498,000 or 7.3% to $6.3 million as compared to $6.8 million for the same period in 2012. The decrease was due to a $1.1 million or 11.7% decrease in interest income partially offset by a $648,000 or 21.5% decrease in interest expense. The decrease in interest income resulted from a 39 basis point decrease to 3.70% in the weighted average yield earned on interest-earning assets combined with an $11.8 million or 2.5% decrease in the average balance of interest-earning assets for the six months ended March 31, 2013, as compared to the same period in 2012. The decrease in the weighted average yield earned was primarily due to the reinvestment of the proceeds from called investment securities and the origination of new loans at lower current market rates. The decrease in the average balance reflected the use of assets to fund the outflow of higher costing deposits, primarily certificates of deposit. The decrease in interest expense resulted primarily from a 26 basis point decrease to 1.12% in the weighted average rate paid on interest-bearing liabilities, reflecting the continued repricing downward of interest-bearing liabilities during the year combined with a $15.1 million or 3.5% decrease in the average balance of interest-bearing liabilities, primarily certificates of deposit, for the six months ended March 31, 2013, as compared to the same period in 2012. The decline in the weighted average rate paid reflected the continued effect of the low interest rate environment on our cost of funds as deposits repriced downward as well as our continued implementation of our asset/liability strategies designed to reduce our use of higher costing certificates of deposit as a funding source.
For the six months ended March 31, 2013, the net interest margin was 2.69%, as compared to 2.83% for the same period in 2012. The decrease in the net interest margin was consistent with the decline in net interest income as the yields on interest-earning assets declined to a greater degree than the rates paid on interest-bearing liabilities due to the already low level of our cost of funds.
Provisions for Loan Losses.   The allowance is maintained at a level sufficient to provide for estimated probable losses in the loan portfolio at each reporting date. At least quarterly, management performs an analysis to identify the inherent risk of loss in our loan portfolio. This analysis includes a qualitative evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, delinquencies, and other factors.
Our methodology for assessing the adequacy of the allowance establishes both specific and general pooled allocations of the allowance. Loans are assigned ratings, either individually for larger credits or in homogeneous pools, based on an internally developed grading system. The resulting determinations are reviewed and approved by senior management.
We did not establish a provision for loan loss for the six months period ended March 31, 2013, while the provision for loan losses of $250,000 for the six month period ended March 31, 2012. No provision was deemed necessary for the 2013 period as recoveries totaling $785,000 were recognized during the six months period ended March 31, 2013 related to a previously fully charged-off construction loan which led to an increase in the loan loss allowance sufficient to address the inherent risk and known losses associated with the loan portfolio. At March 31, 2013, our non-performing assets totaled $7.4 million or 1.6% of total assets as compared to $16.0 million or 3.3% of total assets at September 30, 2012. Non-performing assets included $6.2 million in non-performing loans of which $4.1 million consisted of one-to four-family residential loans and $2.1 million were commercial real estate loans. Non-performing assets also included six one-to four-family residential real estate owned properties totaling $1.3 million. The decrease in non-performing assets during the six months ended March 31, 2013 was primarily due to the January 2013 sale of a group of loans related to a condominium project located in Philadelphia in which we were the lead lender and held a $9.2 million investment. We did not incur any additional losses upon completion of the sale of the loans beyond the $968,000 loss already recognized in prior periods. In connection with the closing of the loan sale, we and the other loan participants extended a loan to an affiliate of the borrower, the proceeds of which were used to reduce the principal balance due on the project. Our portion of such loan is approximately $1.3 million. The new loan was classified as a troubled debt restructuring and is included in the $7.4 million of non-performing assets described above. The new loan is performing in accordance with its terms but is on non-accrual due to its status as a recently originated troubled debt restructuring. See “Business — Lending Activities — Construction and Land Development Loans.” The allowance for loan losses totaled $2.5 million, or 0.9% of total loans and 40.7% of non-performing loans at March 31, 2013 as compared to $1.9 million, or 0.7% of total loans and 13.4% of non-performing loans at September 30, 2012.
Non-interest Income.   Non-interest income amounted to $414,000 for the six months ended March 31, 2013, compared with $306,000 for the same period in fiscal 2012. The increase was primarily related to decreases in the other than temporary impairment charges related to non-agency mortgage-backed securities that we received as a result of our redemption in kind of an investment in a mutual fund.
Non-interest Expense.   For the six months ended March 31, 2013, non-interest expense increased $19,000 compared to the same period in the prior year. The increase for the 2013 period primarily related to increased writedowns due to declines in the value of real estate owned properties under agreement of sale expected to close in the quarter ending June 30, 2013 as well as to increased advertising expense. The increase was partially offset by decreases in professional services expense.

Income Tax Expense.   We recorded income tax expense for the six months ended March 31, 2013 of $537,000, compared to income tax expense of $494,000, for the six months ended March 31, 2012. The tax expense was adversely impacted by the decline in available unrealized capital gains resulting in an increase in the valuation allowance recognized in the 2012 and 2013 periods related to the deferred tax asset for the capital loss carryforward created in connection with the redemption in kind referenced above of our investment in a mutual fund.
Comparison of Operating Results for the Year Ended September 30, 2012 and September 30, 2011
General.   For the fiscal year ended September 30, 2012, we recognized net income of $2.6 million as compared to net income of $112,000 for the year ended September 30, 2011. The increase in net income experienced for the fiscal year ended September 30, 2012 as compared to fiscal 2011 was due primarily to substantially lower level of provisions for loan losses in fiscal 2012. During fiscal 2011, $4.6 million in provisions were established including $3.6 million during the second quarter as declines in the collateral values related to two significant construction loans were recognized. Also contributing to the increase in net income for fiscal 2012 was the $1.4 million after-tax gain recognized on the sale of $21.6 million of mortgage-backed securities.
Net Interest Income.   For the year ended September 30, 2012, net interest income decreased $1.4 million or 9.5% to $13.2 million as compared to $14.6 million for fiscal 2011. The decrease was due to a $2.7 million or 12.5% decrease in interest income partially offset by a $1.3 million or 18.6% decrease in interest expense. The decrease in interest income resulted primarily from a 46 basis point decrease to 3.96% in the weighted average yield earned on interest-earning assets. Also contributing to the decrease was an $11.7 million or 2.4% decrease in the average balance of interest-earning assets due primarily to a $29.8 million, or 27.9% decrease in investment securities partially offset by a $22.1 million increase in the average balance of other interest-earning assets. The majority of the decline in the average yield reflected the 62 basis point decline in the yield earned on the investment portfolio as the proceeds of sold and called investments were re-invested at lower current market interest rates. The decrease in interest expense resulted from a 25 basis point decrease to 1.33% in the weighted average rate paid on interest-bearing liabilities. The decline in the weighted average rate paid reflected the continued effect of the low interest rate environment on our cost of funds as deposits, in particular, certificates of deposit, repriced downward. Also contributing to the decrease was a $14.2 million or 3.2% decrease in the average balance of interest-bearing liabilities for the year ended September 30, 2012, as compared to fiscal 2011.
Provision for Loan Losses.   For the year ended September 30, 2012, we established a $725,000 provision for loan losses as compared to $4.6 million for fiscal 2011. The higher level of the provision for fiscal 2011 reflected primarily the recognition of the decrease in the value of the collateral securing two construction development projects as a result of declines in the real estate market. At September 30, 2012, our non-performing assets totaled $16.0 million or 3.3% of total assets as compared to $14.9 million or 3.0% of total assets at September 30, 2011. Non-performing assets at September 30, 2012 included $14.0 million in non-performing loans of which $12.7 million were one-to four-family residential loans, $517,000 were construction and land development loans and $755,000 were commercial real estate loans. Included in the $12.7 million of non-performing one-to four-family residential loans were $8.1 million of troubled debt restructurings. These troubled debt restructurings relate to a 133-unit completed condominium project in Philadelphia and consist of five loans extended to the same borrower. Non-performing assets also included seven one-to four-family residential real estate owned properties totaling $2.0 million. The allowance for loan losses totaled $1.9 million, or 0.7% of total loans and 13.4% of non-performing loans at September 30, 2012 as compared to $3.4 million, or 1.4% of total loans and 26.6% of non-performing loans at September 30, 2011. The decline in the allowance resulted from the charge-off of $2.2 million of loans, a portion of which were specific allocations which had been established and charged to provision expense in prior periods. For additional information regarding non-performing assets and troubled debt restructurings, see “Business — Lending Activities — Construction and Land Development Lending” and “ — Asset Quality — Non-Performing Loans and Real Estate Owned.”

Non-interest Income.   Non-interest income amounted to $3.1 million for the year ended September 30, 2012, compared with $938,000 for fiscal 2011. The increase in fiscal 2012 was due to a sale of $21.6 million in mortgage-backed securities resulting in a pre-tax gain of $2.1 million. The sale both preserved a portion of our $1.5 million deferred tax asset related to the capital loss that was generated in 2008 in connection with the redemption of our investment in a mutual fund as well as mitigated the risk associated with the significant level of prepayment risk existing in the investment and mortgage-backed securities portfolio in the current interest rate environment.
Non-interest Expense.   For the year ended September 30, 2012, non-interest expense increased $672,000 to $11.7 million compared to $11.0 million in fiscal 2011. The increase in fiscal 2012 primarily related to an increase of $427,000 in write-downs for declines in market value and expenses associated with the operation and maintenance of real estate owned properties in fiscal 2012 as compared to fiscal 2011.
Income Tax Expense.   We recorded income tax expense of $1.3 million for the year ended September 30, 2012 compared to an income tax benefit of $212,000 for the year ended September 30, 2011. Income tax expense increased in the 2012 period primarily due to the corresponding increase in pre-tax income. The tax benefit recognized in the 2011 period was due in part to the reduction in the valuation allowance recognized related to the capital loss carryforward created in connection with the previously noted mutual fund redemption in kind.
Liquidity and Capital Resources
Liquidity is the ability to maintain cash flows that are adequate to fund our operations and meet our other obligations on a timely and cost effective basis in various market conditions. Our ability to meet our current financial obligations is a function of balance sheet structure, the ability to liquidate assets and the availability of alternative sources of funds. To meet the needs of clients and manage our risk, we engage in liquidity planning and management.
Our primary sources of funds are from deposits, scheduled principal and interest payments on loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. At March 31, 2013, our cash and cash equivalents amounted to $33.6 million. In addition, our available for sale investment and mortgage-backed securities amounted to an aggregate of $62.7 million at March 31, 2013.
We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. At March 31, 2013, we had $7.5 million in outstanding commitments to originate fixed and variable-rate loans, not including loans in process. We also had commitments under unused lines of credit of $6.1 million and letters of credit outstanding of $187,000 at March 31, 2013. At March 31, 2013, we had certificates of deposit maturing within the next 12 months amounting to $141.4 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be redeposited with us unless we determine to lower rates to below competition in order to facilitate the reduction of higher cost deposits during periods when there is excess cash on hand or in order to satisfy our asset/liability goals. There were no deposits as of March 31, 2013 requiring the pledging of collateral.
In addition to cash flows from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund liquidity requirements should the need arise. Our borrowings consist solely of advances from the FHLB of Pittsburgh, of which we are a member. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as our stock in the FHLB of Pittsburgh as collateral for such advances. At March 31, 2013, we had $340,000 in outstanding FHLB of Pittsburgh advances and we had the ability to borrow up to $135.0 million in additional FHLB of Pittsburgh advances. A borrowing line of credit has also been established with the Federal Reserve Bank of Philadelphia. In addition, we have the ability to generate brokered certificates of deposit.

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.
Impact of Inflation and Changing Prices
Our consolidated financial statements, accompanying notes, and related financial data have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.
Exposure to Changes in Interest Rates
Gap Analysis.   The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring our interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income.
The table below sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at March 31, 2013, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the “GAP Table”). Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at March 31, 2013, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Annual prepayment rates for adjustable-rate and fixed-rate single-family and multi-family residential and commercial mortgage loans are assumed to range from 10.4% to 31.1%. The annual prepayment rate for mortgage-backed securities is assumed to range from 0.4% to 25.0%. Money market deposit accounts, savings accounts and interest-bearing checking accounts are assumed to have annual rates of withdrawal, or “decay rates,” based on information from an internal analysis of our accounts up to a maximum of ten years.

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars in Thousands)
Interest-earning assets(1):
Investment and mortgage-backed securities(2)	$6,412	$17,755	$16,951	$10,528	$97,662	$149,308
Loans receivable(3)	32,029	48,342	93,750	46,702	58,437	279,260
Other interest-earning assets(4)	32,826	—	—	—	—	32,826
Total interest-earning assets	71,267	66,097	110,701	57,230	156,099	461,394
Interest-bearing liabilities:
Savings accounts	1,923	5,110	9,869	9,049	47,278	73,229
Checking and money market accounts	3,957	11,871	23,657	17,765	46,282	103,532
Certificate accounts	55,226	86,199	53,103	41,692	—	236,220
FHLB advances	—	—	340	—	—	340
Real estate tax escrow accounts	1,266	—	—	—	—	1,266
Total interest-bearing liabilities	62,372	103,180	86,969	68,506	93,560	414,587
Interest-earning assets less interest-bearing Liabilities	$8,895	$(37,083)	$23,732	$(11,276)	$62,539	$46,807
Cumulative interest-rate sensitivity gap(5)	$8,895	$(28,188)	$(4,456)	$(15,732)	$46,807
Cumulative interest-rate gap as a percentage of total assets at March 31, 2013	1.86%	(5.88)%	(0.93)%	(3.28)%	9.77%
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at March 31, 2013	114.26%	82.97%	98.24%	95.10%	111.29%

(1)
  Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.
(2)
  For purpose of the gap analysis, investment securities are stated at amortized cost.
(3)
  For purposes of the gap analysis, loans receivable includes non-performing loans, gross of the allowance for loan losses, undisbursed loan funds, unamortized discounts and deferred loan fees.
(4)
  Includes FHLB stock.
(5)
  Interest-rate sensitivity gap represents the difference between total interest-earning assets and total interest-bearing liabilities.
Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Net Portfolio Value Analysis.   Our interest rate sensitivity also is monitored by management through the use of a model which generates estimates of the changes in our net portfolio value (“NPV”) over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of March 31, 2013 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)
300	$48,130	$(32,171)	(40.06)%	11.29%	(5.21)%
200	59,451	(20,850)	(25.96)	13.32	(3.18)
100	71,057	(9,244)	(11.51)	15.20	(1.30)
Static	80,301	—	—	16.50	—
(100)	79,887	(414)	(0.52)	16.10	(0.40)
(200)	80,366	65	0.08	15.95	(0.55)
(300)	87,379	7,078	8.81	17.04	0.54
At March 31, 2013, our NPV was $80.3 million or 16.50% of the market value of assets. Following a 200 basis point increase in interest rates, our “post shock” NPV would be $59.5 million or 13.32% of the market value of assets. The change in our NPV ratio of sensitivity measure was an increase of 318 basis points.
As is the case with the GAP Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV model provides an indication of interest rate risk exposure at a particular point in time, such model is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.

BUSINESS
General
Prudential Bancorp–New is a Pennsylvania corporation which was organized in June 2013. Upon completion of the conversion and offering, Prudential Bancorp–New will become the holding company of Prudential Savings Bank and will succeed to all of the business and operations of existing Prudential Bancorp and each of existing Prudential Bancorp and Prudential Mutual Holding Company will cease to exist.
Initially following the completion of the conversion and offering, Prudential Bancorp–New will have no significant assets other than owning 100% of the outstanding common stock of Prudential Savings Bank and the net proceeds it retains from the offering and it will have no significant liabilities. See “Use of Proceeds.” Prudential Bancorp–New intends to use the support staff and offices of Prudential Savings Bank. If Prudential Bancorp–New expands or changes its business in the future, it may hire its own employees.
Existing Prudential Bancorp is a Pennsylvania corporation which was organized as a mid-tier holding company for Prudential Savings Bank, a Pennsylvania-chartered, FDIC-insured savings bank. Prudential Savings Bank is a wholly owned subsidiary of existing Prudential Bancorp. Existing Prudential Bancorp’s results of operations are primarily dependent on the results of Prudential Savings Bank. As of March 31, 2013, existing Prudential Bancorp on a consolidated basis, had total assets of approximately $479.1 million, total deposits of approximately $416.1 million, and total stockholders’ equity of approximately $60.2 million.
Existing Prudential Bancorp was formed when Prudential Savings Bank reorganized from a mutual savings bank into a mutual holding company structure in March 2005. Prudential Mutual Holding Company, a Pennsylvania mutual holding company, is the mutual holding company parent of existing Prudential Bancorp. As of March 31, 2013, Prudential Mutual Holding Company owned 74.6% (7,478,062 shares) of existing Prudential Bancorp’s outstanding common stock.
Prudential Savings Bank is a community-oriented savings bank headquartered in South Philadelphia which was originally organized in 1886 as a Pennsylvania-chartered building and loan association known as “The South Philadelphia Building and Loan Association No. 2.” Prudential Savings Bank grew through a number of mergers with other mutual institutions and converted to a Pennsylvania-chartered savings bank in August 2004. The banking office network currently consists of the headquarters and main office and six full-service branch offices. Six of the banking offices are located in Philadelphia (Philadelphia County) and one is in Drexel Hill in neighboring Delaware County, Pennsylvania. Prudential Savings Bank maintains ATMs at six of the banking offices and also provides on-line banking services.
We are primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. Our principal sources of funds are deposits, repayments of loans and mortgage-backed securities, maturities and calls of investment securities and interest-bearing deposits, funds provided from operations and funds borrowed from the Federal Home Loan Bank of Pittsburgh. These funds are primarily used for the origination of various loan types including single-family residential mortgage loans, construction and land development loans, non-residential or commercial real estate mortgage loans, home equity loans and lines of credit, commercial business loans and consumer loans. We are an active originator of residential home mortgage loans in our market area, including loans in excess of $417,000 (which are referred to as “jumbo loans”). Traditionally, we focused on originating long-term single-family residential mortgage loans for portfolio. Although, we had been involved in construction lending beginning in fiscal 2003, we began to significantly increase our involvement in construction and land development lending. With the decline in real estate values starting in 2008, we curtailed new construction and land development lending, focused on working with our existing construction lending customers to complete projects that were underway and renewed our focus on residential lending. Construction and land development loans decreased from $42.6 million or 16.5% of the total loan portfolio at September 30, 2008 to $14.8 million or 5.3% of the total loan portfolio at March 31, 2013. As real estate values recover and market conditions improve for residential construction lending, we expect to increase our construction and land development lending. See “— Asset Quality”.

At March 31, 2013, our non-performing assets totaled $7.4 million or 1.6% of total assets as compared to $16.0 million or 3.3% of total assets at September 30, 2012 and $14.9 million or 3.0% of total assets at September 30, 2011. Non-performing assets at March 31, 2013 included $6.2 million in non-performing loans of which $4.1 million consisted of one-to four-family residential loans and $2.1 million consisted of commercial real estate loans. Included in the $2.1 million of non-performing commercial real estate loans was a $1.3 million troubled debt restructuring, while performing in accordance with its restructured terms, remained on non-accrual. The troubled debt restructuring relates to a loan extended in connection with the sale of all the loans related to a 133-unit completed condominium project in Philadelphia. See “— Lending Activities — and Construction and Land Development Lending.” Non-performing assets also included six one-to four-family residential real estate owned properties totaling $1.3 million at March 31, 2013. The allowance for loan losses totaled $2.5 million, or 0.9% of total loans and 40.7% of total non-performing loans at March 31, 2013. See “— Asset Quality”.
The investment and mortgage-backed securities portfolio decreased by $55.2 million to $129.1 million at September 30, 2012 from $184.3 million at September 30, 2011 but increased to $150.7 million at March 31, 2013. The decrease from September 30, 2011 to September 30, 2012 was due to securities being sold or called, the proceeds of which at September 30, 2012 were still in the process of being deployed primarily into the purchase of U.S. government agency securities and the origination of residential mortgage loans. During the six months ended March 31, 2013, the proceeds of such calls and sales were deployed. A significant portion of the investment securities consist of debt and mortgage-backed securities issued by government sponsored enterprises (“GSEs”) or U.S. government agencies. At March 31, 2013, the investment and mortgage-backed securities held for sale had an aggregate gross unrealized loss of $266,000 which reflected primarily unrealized losses related to non-agency mortgage-backed securities in the portfolio due in large part to continued turbulence in the mortgage industry.
Our executive offices are located at 1834 West Oregon Avenue, Philadelphia, Pennsylvania and our telephone number is (215) 755-1500. We maintain a website at www.prudentialsavingsbank.com and we provide our customers with on-line banking and telephone bank services. The information presented on our website, currently and in the future, is not considered to be part of this prospectus.
Market Area and Competition
Our primary market area is Philadelphia, in particular South Philadelphia and Center City, as well as Delaware County. We also conduct business in Bucks, Chester and Montgomery Counties which, along with Delaware County, comprise the suburbs of Philadelphia. We also make loans in contiguous counties in southern New Jersey. This area is referred to as the Delaware Valley region.
Philadelphia is the fifth largest metropolitan region in the United States and home to over 63 colleges and universities. Traditionally, the economy of the Philadelphia metropolitan area was driven by the manufacturing and distribution sectors. Currently, the leading employment sectors in the region are (i) educational and health services; (ii) transportation, trade and utilities services; (iii) professional and business services; and (iv) due to the region’s numerous historic attractions, leisure and hospitality services. The region’s leading employers include Jefferson Health System, the University of Pennsylvania Health System, Merck & Company, Inc. and Comcast Corporation. The Philadelphia metropolitan area has also evolved into one of the major corporate centers in the United States due to its geographic location, access to transportation, significant number of educational facilities to supply technical talent and available land for corporate and industrial development. The Philadelphia metropolitan area is currently home to 13 Fortune 500 companies, including AmerisourceBergen, Comcast, Sunoco, DuPont, Aramark and Lincoln Financial. It is also a major health care area with a number of teaching and research hospitals being operated.
The Philadelphia region is slowly recovering from the effects of the recent economic recession where falling home prices and sharply reduced sales volumes significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Home prices in the area experienced reflected a modest increase in 2012 and continued to increase in the first quarter of 2013. The unemployment rate for the Philadelphia metropolitan area was 8.0% in March 2013 compared to a Pennsylvania unemployment rate of 7.9% and a national unemployment rate of 7.6% in March 2013.

We face significant competition in originating loans and attracting deposits. This competition stems primarily from commercial banks, other savings banks and savings associations and mortgage-banking companies. Many of the financial service providers operating in the market area are significantly larger, and have greater financial resources, than us. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds, mutual funds and from other non-depository financial institutions such as brokerage firms and insurance companies.
Lending Activities
General.   At March 31, 2013, the net loan portfolio totaled $278.2 million or 58.1% of total assets. Historically, the principal lending activity has been the origination of residential real estate loans collateralized by one-to four-family, also known as “single-family” homes, secured by properties located in our market area.
The types of loans that we may originate are subject to federal and state banking laws and regulations. Interest rates charged by us on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Board of Governors of the Federal Reserve System (referred to herein as the Federal Reserve Board), legislative tax policies and governmental budgetary matters.

Loan Portfolio Composition.   The following table shows the composition of the loan portfolio by type of loan at the dates indicated.

	March 31, 2013		September 30,
			2012		2011		2010		2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans:
One- to four-family residential(1)	$241,968	86.07%	$222,793	84.64%	$196,533	79.53%	$197,164	74.96%	$201,396	75.98%	$191,344	74.02%
Multi-family residential	4,751	1.69	5,051	1.92	5,723	2.32	4,006	1.52	4,178	1.58	2,801	1.08
Commercial real estate	18,599	6.62	19,333	7.35	21,175	8.57	19,710	7.49	19,907	7.51	20,518	7.94
Construction and land development	14,800	5.26	14,873	5.65	22,226	9.00	40,650	15.46	36,764	13.87	42,634	16.49
Total real estate loans	280,118	99.64	262,050	99.56	245,657	99.42	261,530	99.43	262,245	98.94	257,297	99.53
Commercial business	593	0.21	632	0.24	814	0.33	893	0.34	2,232	0.84	465	0.18
Consumer	421	0.15	523	0.20	613	0.25	595	0.23	586	0.22	739	0.29
Total loans	281,132	100.00%	263,205	100.00%	247,084	100.00%	263,018	100.00%	265,063	100.00%	258,501	100.00%
Less:
Undisbursed portion of loans in process	1,872		1,629		3,773		5,366		6,281		13,515
Deferred loan costs	(1,489)		(989)		(564)		(590)		(644)		(574)
Allowance for loan losses	2,512		1,881		3,364		3,151		2,732		1,591
Net loans	$278,237		$260,684		$240,511		$255,091		$256,694		$243,969

(1)
  Includes home equity loans and lines of credit totaling $6.6 million and $10.6 million, respectively, at March 31, 2013 and $8.1 million and $11.7 million, respectively, at September 30, 2012.

Contractual Terms to Final Maturities.   The following tables show the scheduled contractual maturities of loans as of March 31, 2013 and September 30, 2012, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

	March 31, 2013
	One-to Four- Family Residential	Multi-family Residential	Commercial Real Estate	Construction and Land Development	Commercial Business	Consumer	Total
	(In Thousands)
Amounts due after March 31, 2013 in:
One year or less	$10,193	$1	$1,296	$6,632	$—	$70	$18,192
After one year through two years	4,866	—	1,233	3,950	8	111	10,168
After two years through three years	3,309	167	3,261	3,746	42	38	10,563
After three years through five years	8,837	1,976	4,753	472	—	122	16,160
After five years through ten years	57,038	2,128	7,372	—	88	80	66,706
After ten years through fifteen years	69,671	373	311	—	323	—	70,678
After fifteen years	88,054	106	373	—	132	—	88,665
Total	$241,968	$4,751	$18,599	$14,800	$593	$421	$281,132

	September 30, 2012
	One-to Four- Family Residential	Multi-family Residential	Commercial Real Estate	Construction and Land Development	Commercial Business	Consumer	Total
	(In Thousands)
Amounts due after September 30, 2012 in:
One year or less	$8,594	$166	$1,196	$4,970	$20	$81	$15,027
After one year through two years	11,933	—	1,302	5,216	—	25	18,476
After two years through three years	2,004	170	2,930	4,201	53	127	9,485
After three years through five years	9,861	520	4,936	486	—	156	15,959
After five years through ten years	56,104	3,672	8,324	—	92	134	68,326
After ten years through fifteen years	60,656	381	317	—	332	—	61,686
After fifteen years	73,641	142	328	—	135	—	74,246
Total	$222,793	$5,051	$19,333	$14,873	$632	$523	$263,205

The following table shows the dollar amount of all loans due after one year from March 31, 2013 and September 30, 2012, as shown in the tables above, which have fixed interest rates or which have floating or adjustable interest rates.

	March 31, 2013
	Fixed-Rate	Floating or Adjustable-Rate	Total
	(In Thousands)
One- to four-family residential(1)	$213,677	$18,098	$231,775
Multi-family residential	4,750	—	4,750
Commercial real estate	16,470	833	17,303
Construction and land development	630	7,538	8,168
Commercial business	593	—	593
Consumer	351	—	351
Total	$236,471	$26,469	$262,940

	September 30, 2012
	Fixed-Rate	Floating or Adjustable-Rate	Total
	(In Thousands)
One- to four-family residential(1)	$206,804	$7,395	$214,199
Multi-family residential	4,885	—	4,885
Commercial real estate	17,303	834	18,137
Construction and land development	1,368	8,535	9,903
Commercial business	612	—	612
Consumer	442	—	442
Total	$231,414	$16,764	$248,178

(1)
  Includes home equity loans and lines of credit.
Prudential Savings Bank originates five, seven and 10 year adjustable-rate mortgage loan, consisting primarily of one-to four-family residential mortgage loans. The interest rate is initially fixed for a specified period (five, seven or 10 years) and then converts to an adjustable interest rate which adjusts each year thereafter for the remainder of the loan term. The seven and 10 year adjustable-rate mortgages have artificially low initial interest rates at the date of origination commonly known as “teaser rates.” Most of the “hybrid” loans are originated in connection with the origination of jumbo residential mortgage loans.
Loan Originations.   The lending activities are subject to underwriting standards and loan origination procedures established by our board of directors and management. Loan originations are obtained through a variety of sources, primarily existing customers as well as new customers obtained from referrals and local advertising and promotional efforts. We also use loan correspondents and brokers as a source for a substantial part of our residential mortgage loans, either having them originate such loans using our documentation or purchasing such loans from them immediately upon closing. Loans obtained from loan correspondents are underwritten using the same underwriting standards as loans originated internally. Consumer loan applications are taken at any of our offices while loan applications for all other types of loans, including home equity loans and home equity lines of credit, are taken only at our main office. All loan applications are processed and underwritten centrally at our main office.
Single-family residential mortgage loans are written on standardized documents used by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“FNMA” or “Fannie Mae”). Property valuations of loans secured by real estate are undertaken by independent third-party appraisers approved by the board of directors. At March 31, 2013, September 30,

2012 and September 30, 2011, we had no real estate loans that would be considered subprime loans, which we define as mortgage loans advanced to borrowers who do not qualify for loans bearing market interest rates because of problems with their credit history. We do not originate and have not in the past originated subprime loans.
In addition, we utilize correspondent brokers to assist in the origination of single-family residential loans. However, all of such loans are underwritten by us using our underwriting criteria and are approved in accordance with the procedures established by our loan policy prior to loan closing. We also occasionally purchase participation interests in larger balance loans, typically commercial real estate loans, from other financial institutions in our market area. Such participations are reviewed for compliance with our underwriting criteria and are approved by the Management Loan Committee and either the Executive Committee or the full Board of Directors before they are purchased. Generally, loan purchases have been without any recourse to the seller. However, we actively monitor the performance of such loans through the receipt of regular updates, including inspections reports, from the lead lender regarding the loan’s performance, discussing the loan with the lead lender on a regular basis and receiving copies of updated financial statements of the borrower from the lead lender.
We also have sold participation interests in construction and land development loans originated by us to other institutions in its market area. When we have sold participation interests, it has been done without recourse. We generally have sold participation interests in loans only when a loan would exceed our internal loans to one borrower limits. With respect to the sale of participation interests in such loans, we have received commitments to purchase such participation interests prior to the time the loan is closed. In addition, we have sold loans in the past to the Federal Home Loan Bank of Pittsburgh pursuant to the Mortgage Partnership Finance program consisting of long-term, fixed-rate single-family residential loans originated which had interest rates below certain levels established by the Board of Directors. Such sales provide for a limited amount of recourse. At March 31, 2013, our recourse exposure was approximately $64,000, we have not sold any loans pursuant to this program for several years. During the six months ended March 31, 2013, we sold $9.2 million of loans consisting of all the loans related to a 133-unit condominium project located in Philadelphia. See “— Lending Activities — Construction and Land Development Lending.” No loan sales occurred during the fiscal years ended September 30, 2012, 2011 or 2010.
As part of our loan policy, we are permitted, subject to certain exceptions as approved by the loan committee, to make loans to one borrower in an aggregate amount of up to 15% of the capital accounts of Prudential Savings Bank which consist of the aggregate of its capital, surplus, undivided profits, capital securities and allowance for loan losses. At March 31, 2013, our loans to one borrower limit pursuant to our loan policy was approximately $8.7 million. At March 31, 2013, our three largest loans to one borrower and related entities amounted to $9.4 million, $5.0 million, and $4.3 million. The largest loan relationship consists of six loans primarily to fund single-family residential construction projects or land loans. The second largest relationship consists of commercial real estate loans. The third largest relationship consists primarily of loans on owner-occupied residential properties. All of such loans were performing in accordance with their terms as of March 31, 2013. For more information regarding certain of such loans, see “Lending Activities — Construction and Land Development Lending”.

The following table shows our total loans originated, purchased, sold and repaid during the periods indicated.

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011	2010
	(In Thousands)
Loan originations(1)
One- to four-family residential	$39,741	$20,590	$60,913	$27,947	$28,120
Multi-family residential	—	770	770	1,891	300
Commercial real estate	1,321	1,576	1,576	2,487	915
Construction and land development	2,021	2,950	7,960	9,622	20,929
Commercial business	379	577	1,049	986	2,941
Consumer	36	74	193	370	302
Total loan originations	43,497	26,537	72,461	43,303	53,507
Loans purchased	—	—	1,624	—	—
Total loans originated and acquired	43,497	26,537	74,085	43,303	53,507
Loans sold	9,240	—	—	—	—
Loans transferred to real estate owned	236	199	223	461	1,692
Loan principal repayments	16,521	28,470	53,302	52,914	52,456
Total loans sold and principal repayments	25,997	28,669	53,525	53,375	54,148
(Increase/decrease) due to other items, net(2)	53	(148)	(387)	(4,508)	(962)
Net increase (decrease) in loan portfolio	$17,553	$(2,280)	$20,173	$(14,580)	$(1,603)

(1)
  Includes loan participations with other lenders.
(2)
  Other items consist of the undisbursed portion of loans in process, deferred fees and the allowance for loan losses. The March 31, 2013 balance of other items consisted of the accretion of deferred loan fee income. The 2012 balance consisted primarily of the $725,000 loan loss provision expense offset by in part by a $338,000 accretion of deferred loan fee income. The 2011 balance consisted primarily of $4.6 million loan loss provision expense partially offset by a $122,000 accretion of deferred loan fee income. The 2010 balance consisted primarily of the $1.1 million loan loss provision expense offset by in part by a $148,000 accretion of deferred loan fee income.
One-to Four-Family Residential Mortgage Lending.   Our primary lending activity continues to be the origination or purchase of loans secured by first mortgages on one-to four-family residential properties located in our market area. Our single-family residential mortgage loans are obtained through the lending department and branch personnel as well as through correspondents. The balance of such loans increased from $191.3 million or 74.0% of total loans at September 30, 2008 to $242.0 million or 86.1% of total loans at March 31, 2013.
Single-family residential mortgage loans generally are underwritten on terms and documentation conforming to guidelines issued by Freddie Mac and Fannie Mae. Our jumbo loans also conform to Freddie Mac and Fannie Mae Guidelines except of for the size limitation. We generally have retained for portfolio a substantial portion of the single-family residential mortgage loans that we originate, including our jumbo residential mortgage loans, only selling certain long-term, fixed-rate loans bearing interest rates below certain levels established by the board. All of such loans have been sold to the Federal Home Loan Bank of Pittsburgh pursuant to the Mortgage Partnership Finance Program. No sales pursuant to this program occurred during the past three fiscal years or during the first six months of fiscal year 2013. We service all loans that we have originated, including loans that we subsequently sell. We currently offer adjustable-rate mortgage and balloon loans, which are structured as shorter term fixed-rate loans (generally 15 years or less) followed by a final payment of the full amount of the principal due at the maturity date. Due to the interest rate environment, originations of such loans have been limited in recent years. However, in recent periods we have offered “hybrid” adjustable-rate loans as described below in order to increase the interest-rate sensitivity of the loan portfolio, which loans have been more attractive to customers than traditional adjustable-rate loans since the initial interest rate is fixed for a specified period. At March 31, 2013, $17.2 million, or 7.6%, of our one-to four-family residential loan portfolio (excluding home equity loans and lines of credit) consisted of adjustable-rate loans. We also originate fixed-rate, fully amortizing mortgage loans with maturities of 15, 20 or 30 years.
In light of the historically low current interest rate environment and to assist in the implementation of its asset/liability management policy, in recent periods we have been increasing our emphasis on the origination of adjustable-rate single-family mortgage loans. The adjustable-rate loans currently offered by us have interest rates which are fixed for the first five, seven or 10 years and then adjust every year thereafter for the remainder of the term of the loan in accordance with a designated index, currently one-year U.S. Treasury obligations, adjusted to a constant maturity (“CMT”), plus a stipulated margin. Our adjustable-rate single-family residential mortgage loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 5% on any such increase or decrease over the life of the loan. Our adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate of an adjustable-rate loan be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, creating negative amortization. Although we offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year CMT are underwritten using methods approved by Freddie Mac or Fannie Mae which require borrowers to be qualified at 2% above the discounted loan rate under certain conditions.
We underwrite one-to four-family residential mortgage loans with loan-to-value ratios of up to 95%, provided that the borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. We also require that title insurance, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans. A licensed appraiser appraises all properties securing one- to four-family first mortgage loans. Our mortgage loans generally include due-on-sale clauses which provide us with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property.
Our single-family residential mortgage loans also include home equity loans and lines of credit, which amounted to $6.6 million and $10.6 million, respectively, at March 31, 2013. The unused portion of home equity lines was $4.9 million at such date. Our home equity loans are fully amortizing and have terms to maturity of up to 20 years. While home equity loans also are secured by the borrower’s residence, we generally obtain a second mortgage position on these loans. Our lending policy provides that our home equity loans have loan-to-value ratios, when combined with any first mortgage, of 80% or less at time of origination, although the preponderance of our home equity loans have combined loan-to-value ratios of 75% or less at time of origination. We also offer home equity revolving lines of credit with interest tied to the Wall Street Journal prime rate. Generally, we have a second mortgage on the borrower’s residence as collateral on our home equity lines. In addition, our home equity lines generally have loan-to-value ratios (combined with any loan secured by a first mortgage) of 75% or less at time of origination. Our customers may apply for home equity lines as well as home equity loans at any banking office. While there has been recent decline in some collateral values due to the weak real estate market, we believe our conservative underwriting guidelines have minimized our exposure in that regard.
Construction and Land Development Lending.   We have been involved in construction and land development lending for many years. Prior to 2007, we emphasized construction loan originations because construction loans had shorter terms to maturity, provided an attractive yield and they generally had floating or adjustable interest rates. However, since 2008, our construction loan portfolio has decreased as market conditions made these loans less desirable due to the weakening of the real estate market resulting in slower sales and reduced housing prices in certain instances, resulting in certain of our construction loan projects experiencing difficulties. We have focused our construction lending on making loans to developers and homebuilders with whom we have long-standing relationships within our primary market area to acquire, develop and build single-family residences or condominium projects. Our construction loans include, to a lesser extent, loans for the construction of multi-family residential or mixed-use properties. At March 31, 2013, our construction and land development loans amounted to $14.8 million, or 5.3% of our total loan portfolio. This amount includes $1.9 million of undisbursed loans in process. The average size of our construction and land development loans, excluding loans to our largest lending relationship, was approximately $600,000 at March 31, 2013. Our construction loan portfolio has decreased substantially since September 30, 2008 when construction loans amounted to $42.6 million or 16.5% of our total loan portfolio.
Loans to finance the construction of condominium projects or single-family homes and subdivisions are generally offered to experienced builders in our primary market area with whom we have an established relationship. Residential construction and development loans are offered with terms of up to 36 months although typically the terms are 12 to 24 months. The maximum loan-to-value limit applicable to these loans is 75% of the appraised post construction value and the policy does not require amortization of the principal during the term of the loan. We often establish interest reserves and obtain personal and corporate guarantees as additional security on the construction loans. Interest reserves are used to pay the monthly interest payments during the development phase of the loan and are treated as an addition to the loan balance. Interest reserves pose an additional risk to us if we do not become aware of deterioration in the borrower’s financial condition before the interest reserve is fully utilized. In order to help monitor the risk, financial statements and tax returns are obtained from borrowers on an annual basis. Additionally, construction loans are reviewed at least annually pursuant to a third party loan review. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by approved appraisers or loan inspectors warrants. Construction loans are negotiated on an individual basis but typically have floating rates of interest based upon the Wall Street Journal prime rate. Additional fees may be charged as funds are disbursed. In addition to interest payments during the term of the construction loan, we typically require that payments to reduce the principal outstanding be made as units are completed and released. Generally such principal payments must be equal to 110% of the amount attributable to acquisition and development of the lot plus 100% of the amount attributable to construction of the individual home. We permit a pre-determined number of model homes to be constructed on an unsold or “speculative” basis. Generally, speculative units are limited to two units per project and to no more than two projects per developer. All other units must be pre-sold before we will disburse funds for construction. Construction loans also include loans to acquire land and loans to develop the basic infrastructure, such as roads and sewers. The majority of our construction loans are secured by properties located in the Philadelphia metropolitan statistical area. In addition, we have sold participation interests in a number of the larger construction projects, although we generally retain at least a 20% interest. Such sales do not provide for any recourse against the Bank.
Set forth below is a brief description of the four largest construction loans.
In June 2010, we extended a $5.1 million loan to a local real estate developer for the construction of 19 single-family homes in Bucks County, Pennsylvania. The loan has a 36 month term with interest only due during the term and a variable interest rate indexed to the Wall Street Journal prime rate plus a margin. The loan has a floor of 6.0%. The loan-to-value ratio at the date of origination was approximately 67% which includes certain additional collateral. We retained the entire interest in the loan. As of March 31, 2013, the outstanding loan balance was approximately $3.8 million and 14 units have been sold with an additional five lots under agreements of sale. The loan is performing in accordance with its terms.
In September 2009, we extended a $3.9 million construction and land development loan to a local developer to purchase land for future development of 39 single-family residential real estate units. The loan was a variable-rate loan indexed to the Wall Street Journal prime rate plus a margin. The loan has a floor of 5.5% and with a maturity date after pre-approved extensions of June 2011. During 2011, a new appraisal revealed that the market value of the collateral had substantially decreased in value. The borrower subsequently agreed to provide additional collateral resulting in a revised loan-to-value ratio of 73%. The loan has been converted to a 30 year amortizing loan with a three year balloon maturing in September 2014. Additionally, a portion of proceeds received by the developer from the sale of units in other projects must be applied to reduce the principal of this loan. The borrower has agreed not to develop the project until certain other projects are completed. The modification was not considered a troubled debt restructuring as the loan was current at the time of the restructuring and the restructured loan was made at current market rates. As of March 31, 2013, the outstanding loan balance was approximately $3.8 million. The loan is performing in accordance with its terms. The aggregate principal balance of the six loans extended to this borrower at March 31, 2013 was $9.4 million.

In 2007, we extended a $2.4 million construction loan to a local developer for the purchase and renovation of a property in Center City Philadelphia. During 2009, an additional $530,000 was made available as part of the issuance of two home equity lines of credit secured by the renovated property and the developer’s primary residence. Although construction is complete, the property remains unsold. The loans were modified during June 2011, being restructured to three year balloon loans bearing interest at 4.875% amortizing based on a 30 year schedule. The modification was not considered a troubled debt restructuring as the loans were current at the time of the restructuring and the restructured loans were made at current market rates. The loans are classified as substandard due to the need for several extensions when the loans could not be satisfied at their original maturity date as well as due to delinquency issues in prior periods. As of March 31, 2013, the loan balance was $2.8 million. There was a $71,000 charge-off recognized during fiscal 2012 based on a decrease in the appraised values of the loan collateral. No further charge-offs were required during the six months ended March 31, 2013 and the loans were current as of March 31, 2013.
In March 2010, we extended a $2.5 million loan to a local real estate developer for the financing of a 5 unit condominium project in Center City Philadelphia. The loan had a 36 month term with interest only due during the term and a variable interest rate indexed to the Wall Street Journal prime rate plus a margin. The loan has a floor of 6.25%. At the end of the 36 month term, the loan converted to a five year balloon with principal and interest amortization based on a 30 year schedule. The loan-to-value ratio at the date of origination was approximately 55% which includes certain additional collateral. We retained the entire interest in the loan. As of March 31, 2013, the outstanding loan balance was approximately $2.5 million since the loan just converted, in accordance with its terms, to an amortizing loan. The loan is performing in accordance with its terms at March 31, 2013.
In addition, our previously largest loan relationship consisted of several loans made to finance the construction and development of a 133-unit residential condominium project located in Center City Philadelphia. We, along with five other banks that had participation interests in the loans, advanced $29.0 million to the borrower. As the lead lender in the project, we retained the largest interest in the loan, $5.8 million or 20% of the aggregate loan balance. Construction of the units was completed in September 2010. Sales of the units were slower than projected and, as such, in fiscal 2011, the loans were restructured and a lower interest rate was granted in exchange for the pledging of additional collateral. The restructured loans were classified as troubled debt restructurings and placed on non-accrual status and reflected in our non-performing assets. At September 30, 2012 there were 80 unsold units all of which are being used as rental properties to provide cash flow to service the debt. As of September 30, 2012, the principal balance of the loan was $20.7 million (which reflected reductions to recognize charge-offs and discounts) with the portion retained by us aggregating $8.8 million (including the additional loan referenced below). Our interest in the loans reflected the acquisition by us and another participant of the interests of two other participants in the loans. In October 2012, we and one of the participants acquired the interest of a third participant in the loans increasing our interest to $9.2 million. In addition, in fiscal 2010 we extended a new loan of $790,000 to the borrower to finance the construction of 21 commercial condominiums at the same location. During November 2012, we entered into an agreement with a third party to sell all the loans for $14.0 million, which transaction was completed in January 2013. In connection with such sale, we and the other participants extended a loan to an affiliate of the borrower in the amount of $2.25 million, the proceeds of which were provided to us and the other participants in partial payment of the principal due on the loans sold to the third party. Additional real estate collateral consisting of residential and commercial condominium units with an aggregate value of approximately $2.8 million was provided to secure the loan. The new loan has been classified as a troubled debt restructuring and is non-accrual. However, it is performing in accordance with its terms. No additional losses were incurred upon the consummation of the loan sale.
Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated costs, including interest, of construction and other assumptions. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value less than the loan amount. We have attempted to minimize these risks by generally concentrating on residential construction loans in our market area to contractors with whom we have established lending relationships and by selling, with respect to larger construction and land development loans, participation interests in order to reduce our exposure.
Multi-Family Residential and Commercial Real Estate Loans.   At March 31, 2013, multi-family residential and commercial real estate loans amounted in the aggregate to $23.4 million or 8.3% of the total loan portfolio.
The commercial real estate and multi-family residential real estate loan portfolio consists primarily of loans secured by small office buildings, strip shopping centers, small apartment buildings and other properties used for commercial and multi-family purposes located in our market area. At March 31, 2013, the average commercial and multi-family real estate loan size was approximately $284,000. The largest multi-family residential or commercial real estate loan at March 31, 2013 was a $1.8 million participation interest in a commercial real estate loan serviced by another lender secured by a hotel in suburban Philadelphia. The loan was performing in accordance with its terms at such date. Substantially all of the properties securing the multi-family residential and commercial real estate loans are located in our primary market area.
Although terms for commercial real estate and multi-family loans vary, our underwriting standards generally allow for terms up to 15 years with loan-to-value ratios of not more than 75%. Most of the loans are structured with balloon payments of 10 years or less and amortization periods of up to 25 years. Interest rates are either fixed or adjustable, based upon designated market indices such as the Wall Street Journal prime rate plus a margin or, with respect to our multi-family residential loans, the Average Contract Interest Rate for previously occupied houses as reported by the Federal Housing Finance Board. In addition, fees are charged to the borrower at the origination of the loan. We generally obtain personal guarantees of the principals as well as additional collateral for commercial real estate and multi-family real estate loans.
Commercial real estate and multi-family real estate lending involves different risks than single-family residential lending. These risks include larger loans to individual borrowers and loan payments that are dependent upon the successful operation of the project or the borrower’s business. These risks can be affected by supply and demand conditions in the project’s market area of rental housing units, office and retail space and other commercial space. We attempt to minimize these risks by limiting loans to proven businesses, only considering properties with existing operating performance which can be analyzed, using conservative debt coverage ratios in our underwriting, and periodically monitoring the operation of the business or project and the physical condition of the property.
Various aspects of commercial and multi-family loan transactions are evaluated in an effort to mitigate the additional risk in these types of loans. In our underwriting procedures, consideration is given to the stability of the property’s cash flow history, future operating projections, current and projected occupancy levels, location and physical condition. Generally, we impose a debt service ratio (the ratio of net cash flows from operations before the payment of debt service to debt service) of not less than 120%. We also evaluate the credit and financial condition of the borrower, and if applicable, the guarantor. Appraisal reports prepared by independent appraisers are reviewed by us prior to the closing of the loan. With respect to loan participation interests we purchase, we underwrite the loans as if we were the originating lender.
Our origination of commercial real estate and multi-family residential real estate loans decreased during the periods from fiscal 2010 through the six months ended March 31, 2013 compared to previous years. Although some delinquencies have existed with respect to these types of loans in our portfolio, no losses have been incurred over the past several years.
Consumer Lending Activities.   We offer various types of consumer loans such as loans secured by deposit accounts and unsecured personal loans. Consumer loans are originated primarily through existing and walk-in customers and direct advertising. At March 31, 2013, $421,000, or 0.2% of the total loan portfolio consisted of consumer loans.
Consumer loans generally have higher interest rates and shorter terms than residential loans. However, consumer loans have additional credit risk due to the type of collateral securing the loan or in some cases, the absence of collateral.

Commercial Business Loans.   Our commercial business loans amounted to $593,000 or 0.2% of the total loan portfolio at March 31, 2013.
Our commercial business loans typically are made to small to mid-sized businesses in our market area primarily to provide working capital. Small business loans may have adjustable or fixed rates of interest and generally have terms of three years or less but may be as long as 15 years. Our commercial loans are underwritten based on the creditworthiness of the borrower and generally require a debt service coverage ratio of at least 120%. In addition, we generally obtain personal guarantees from the principals of the borrower with respect to commercial business loans and frequently obtain real estate as additional collateral.
We are considering entering into a correspondent relationship which will source Small Business Administration (“SBA”) guaranteed loans to us. Such loans would bear variable interest rates tied to the Wall Street Journal prime rate plus a margin. The loans would generally have 25 year terms with prepayment penalties imposed if the loans are repaid within the first three years. We expect to start originating such loans during first quarter of fiscal 2014 and will seek to originate approximately $5.0 million per year. We expect to sell the 75% SBA-guaranteed portion of the loans, retaining the remaining 25%. In addition, we are also expecting to purchase lease financings secured by commercial vehicles and equipment. The loans would bear fixed interest rates tied to the Wall Street Journal prime rate plus a margin and would typically have terms of between 36 and 48 months. The loans would be fully amortizing. The lease finance company selling the lease financings to us would guarantee the principal balance of the loans and we would also obtain personal guarantees from the principals of the lease finance company. We will limit our maximum investment in the loans orientated under this arrangement to $5.0 million. The individual leases financed are expected to generally range in size from $50,000 to $80,000. We anticipate commencing the lease financing program in the fourth quarter of fiscal 2013.
Loan Approval Procedures and Authority.   Our Board of Directors establishes our lending policies and procedures. Our various lending policies are reviewed at least annually by our management team and the Board in order to consider modifications as a result of market conditions, regulatory changes and other factors. All modifications must be approved by either the Management Loan Committee, and either the Executive Committee of the Board or the full Board of Directors.
Home equity loans and lines of credit up to $100,000 can be approved by one underwriter and two lending officers. Amounts in excess of the individual lending limit with respect to home equity loans and lines of credit must be approved by our two lending officers, and either our President or our Chief Financial Officer. Residential owner-occupied non-home equity loans up to $1.0 million can be approved by Management Loan Committee. All other loans, including all construction and land loans, must be approved by Management Loan Committee and either the Executive Committee of the Board or the full Board of Directors of Prudential Savings Bank.
Asset Quality
General.   One of our key objectives has been, and continues to be, maintaining a high level of asset quality. In addition to maintaining credit standards for new originations which we believe are prudent, we are proactive in our loan monitoring, collection and workout processes in dealing with delinquent or problem loans. We also retain an independent, third party to undertake periodic reviews of the credit quality of a random sample of new loans as well as all of our major loans on at least an annual basis.
Reports listing all delinquent accounts are generated and reviewed by management on a monthly basis. These reports include information regarding all loans 30 days or more delinquent and all real estate owned properties and are provided to the Board of Directors. The procedures we take with respect to delinquencies vary depending on the nature of the loan, period and cause of delinquency and whether the borrower is habitually delinquent. When a borrower fails to make a required payment on a loan, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We generally send the borrower a written notice of non-payment after the loan is first past due. Our guidelines provide that telephone, written correspondence and/or face-to-face contact will be attempted to ascertain the reasons for delinquency and the prospects of repayment. When contact is made with the borrower at any time prior to foreclosure, we will attempt to obtain full payment, work out a repayment schedule with the borrower to avoid foreclosure or, in some instances, accept a deed in lieu of foreclosure. In the event payment is not then received or the loan not otherwise satisfied, additional letters and telephone calls generally are made. If the loan is still not brought current or satisfied and it becomes necessary for us to take legal action, which typically occurs after a loan is 90 days or more delinquent, we will commence foreclosure proceedings against any real property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before foreclosure sale, the property securing the loan generally is sold at foreclosure and, if purchased by us, becomes real estate owned. Since there has not been a significant increase in recent years in the loans that are 90 days past due in our one-to four-family residential loan portfolio, we were not adversely impacted by any recent government programs related to the foreclosure process.
On loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases (“non-accrual” loans). On loans 90 days or more past due as to principal and interest payments, our policy is to discontinue accruing additional interest and reverse any interest currently accrued. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to his/her ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower’s financial condition and payment record demonstrate an ability to service the debt.
Property acquired by us through foreclosure is initially recorded at the lower of cost, which is the carrying value of the loan, or fair value at the date of acquisition, which is fair value of the related assets at the date of foreclosure, less estimated costs to sell. Thereafter, if there is a further deterioration in value, we charge earnings for the diminution in value. Our policy is to obtain an appraisal on real estate subject to foreclosure proceedings prior to the time of foreclosure if the property is located outside its market area or consists of other than single-family residential property. We obtain re-appraisals on a periodic basis, generally on at least an annual basis, on foreclosed properties. We also conduct inspections on foreclosed properties.
We account for our impaired loans in accordance with generally accepted accounting principles. An impaired loan generally is one for which it is more likely than not, based on current information, that the lender will not collect all the amounts due under the contractual terms of the loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Loans collectively evaluated for impairment include smaller balance commercial real estate loans, residential real estate loans and consumer loans. These loans are evaluated as a group because they have similar characteristics and performance experience. Larger commercial real estate, construction and land development and commercial business loans are individually evaluated for impairment on at least a quarterly basis by management and the independent third party loan review function. All loans classified as substandard as part of the loan review process or due to delinquency status are evaluated for potential impairment. There were $21.0 million of loans evaluated for impairment as of March 31, 2013, consisting of $16.0 million of one-to four-family residential loans, $2.6 million of commercial real estate loans, $1.5 million of construction and land development loans and $906,000 of multi-family loans. Although no specific allocations were applied to these loans, there were partial charge-offs of $154,000 applicable to the loans that were reviewed for impairment during the six months ended March 31, 2013. There was $30.6 million and $11.4 million of impaired loans as of September 30, 2012 and 2012, respectively.
Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets. We have incorporated an internal asset classification system, consistent with Federal banking regulations, as a part of our credit monitoring system. We currently classify problem and potential problem assets as “special mention”, “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated “special mention.”
When an insured institution classifies one or more assets, or portions thereof, as “substandard” or “doubtful,” it is required that a general valuation allowance for loan losses be established for loan losses in accordance with established methodology. General valuation allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allocations, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as “loss,” it is required either to establish a specific allocation equal to 100% of the amount of the loss or to charge off such amount.
Our allowance for loan losses includes a portion which is allocated by type of loan, based primarily upon our periodic reviews of the risk elements within the various categories of loans. The specific components relate to certain impaired loans. The general components cover non-classified loans and are based on historical loss experience adjusted for qualitative factors in response to changes in risk and market conditions. Our management believes that, based on information currently available, the allowance for loan losses is maintained at a level which covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. However, actual losses are dependent upon future events and, as such, further additions to the level of the allowance for loan losses may become necessary.
We review and classify assets on a quarterly basis and the Board of Directors is provided with reports on our classified and criticized assets. We classify assets in accordance with the management guidelines described above. At March 31, 2013 and at September 30, 2012 and 2011, we had no assets classified as “doubtful” or “loss”, and 22.3 million, $30.6 million and $19.0 million, respectively, at such dates of loans and real estate owned classified as “substandard.” There were no loans designated as “special mention” as of March 31, 2013 or as of September 30, 2012 and $6.8 million of such loans as of September 30, 2011.

Delinquent Loans.   The following table shows the delinquencies in the loan portfolio as of the dates indicated.

	March 31, 2013				September 30, 2012				September 30, 2011
	30 – 89 Days Overdue		90 or More Days Overdue		30 – 89 Days Overdue		90 or More Days Overdue		30 – 89 Days Overdue		90 or More Days Overdue
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in Thousands)
One-to four-family residential	5	$129	21	$4,128	10	$1,108	31	$4,624	26	$3,048	20	$2,663
Multi-family residential	—	—	—	—	—	—	—	—	—	—	—	—
Commercial real estate	2	331	5	730	1	233	1	241	1	358	3	545
Construction and land development	—	—	—	—	—	—	1	517	—	—	3	1,772
Commercial business	—	—	—	—	—	—	—	—	—	—	—	—
Consumer	1	10	—	—	1	1	—	—	—	—	—	—
Total delinquent loans	8	$470	26	$4,858	12	$1,342	33	$5,382	27	$3,406	26	$4,980
Delinquent loans to total net Loans		0.17%		1.75%		0.51%		2.06%		1.42%		2.07%
Delinquent loans to total loans		0.17		1.73		0.51		2.04		1.38		2.02

Non-Performing Loans and Real Estate Owned.   The following table sets forth information regarding the non-performing loans and real estate owned. Prudential Savings Bank’s general policy is to cease accruing interest on loans, other than single-family residential loans, which are 90 days or more past due and to reverse all accrued interest. At March 31, 2013, all of the loans listed as 90 or more days past due in the table above were in non-accrual status. In addition, one loan in the amount of $1.3 million originated in January 2013 which was classified as a troubled debt restructuring was also in non-accrual status as of March 31, 2013 but was performing in accordance with its terms.
The following table shows the amounts of non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) at the dates indicated.

	March 31, 2013	September 30,
		2012	2011	2010	2009	2008
	(Dollars in Thousands)
Non-accruing loans:
One-to four-family residential	$4,128	$12,904 (1)	$10,314 (1)	$—	$—	$—
Multi-family residential	—	—	—	—	—	—
Commercial real estate	2,050 (1)	597	545	—	—	—
Construction and land development	—	517	1,772	—	640	3,640
Commercial business	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total non-accruing loans	6,178	14,018	12,631	—	640	3,640
Accruing loans 90 days or more past due:
One-to four-family residential	—	—	—	1,811	851	152
Multi-family residential	—	—	—	—	—	—
Commercial real estate	—	—	—	1,462	491	244
Construction	—	—	—	206	—	—
Commercial business	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total accruing loans 90 days or more past due	—	—	—	3,479	1,342	396
Total non-performing loans(2)	6,178	14,018	12,631	3,479	1,982	4,036
Real estate owned, net(3)	1,258	1,972	2,268	3,197	3,622	1,488
Total non-performing assets	$7,436	$15,990	$14,899	$6,676	$5,604	$5,524
Total non-performing loans as a percentage of loans, net	2.22%	5.38%	5.25%	1.36%	0.77%	1.65%
Total non-performing loans as a percentage of total assets	1.29%	2.86%	2.53%	0.66%	0.39%	0.82%
Total non-performing assets as a percentage of total assets	1.55%	3.26%	2.98%	1.26%	1.09%	1.13%

(1)
  Includes at September 30, 2012 and 2011, $8.1 million of troubled debt restructurings consisting of five loans to the same borrower related to the 133-unit condominium project discussed previously. Includes one $1.3 million troubled debt restructuring at March 31, 2013.
(2)
  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.
(3)
  Real estate owned balances are shown net of related loss allowances and consist solely of real property.
Interest income on non-accrual loans is recognized only as collected. There was $406,000 of such interest recognized during fiscal 2012 while there was $251,000 of such interest recognized for non-accrual loans for fiscal 2011. Prudential Savings Bank recognized $86,000 of interest on non-accrual loans during the six months ended March 31, 2013. Approximately $107,000 and $295,000 in additional interest income would have been recognized during the six months ended March 31, 2013 and the year ended September 30, 2012 if these loans had been performing during the six months ended March 31, 2013 and fiscal 2012, respectively.
At March 31, 2013, our non-performing assets totaled $7.4 million or 1.6% of total assets as compared to $16.0 million or 3.3% of total assets at September 30, 2012 and $14.9 million or 3.0% of total assets at September 30, 2011. Non-performing assets at March 31, 2013 included $6.2 million in non-performing loans of which there were 21 one-to four-family residential loans totaling $4.1 million and six commercial real estate loans, one of which consists of a $1.3 million loan extended as part of the resolution in January 2013 of what was at the time our largest construction loan project. The loan is collateralized by residential and commercial condominium units with an aggregate loan-to-value ratio of 80%. The loan is classified as a troubled debt restructuring but it is performing in accordance with its terms. (See “— Lending Activities — Construction and Land Development Lending” for additional information regarding this loan relationship). Four of the five other non-performing commercial loans are to one borrower and total approximately $594,000. A principal of the borrower also has a single-family residential loan on non-accrual in the amount of $159,000 at March 31, 2013.
As of March 31, 2013, there were six real estate owned properties totaling $1.3 million, all of which consisted of residential properties. At March 31, 2013, four of the real estate owned properties totaling $818,000 were under agreements of sale, all of which closed by June 30, 2013. The two remaining properties at such date are currently being marketed for sale. As of September 30, 2012, the real estate owned balance was $2.0 million consisting of seven properties.
Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. We maintain the allowance at a level believed, to the best of management’s knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the allowance for loan losses on no less than a quarterly basis in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio. For each primary type of loan, we establish a loss factor reflecting an estimate of the known and inherent losses in such loan type using both a quantitative analysis as well as consideration of qualitative factors. Management’s evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of our loans, the value of collateral securing the loan, the borrower’s ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience.
The carrying value of loans is periodically evaluated and the allowance is adjusted accordingly. The establishment of the allowance for loan losses is significantly affected by management judgment and uncertainties and there is a likelihood that different amounts would be reported under different conditions or assumptions. Various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require us to make additional provisions for estimated loan losses based upon judgments that differ from those of management. As of March 31, 2013, our allowance for loan losses of $2.5 million was 0.9% of total loans receivable and 40.7% of non-performing loans.
Charge-offs on loans totaled $154,000, $2.2 million and $4.4 million for the six months ended March 31, 2013 and for the years ended September 30, 2012 and 2011, respectively. The charge-offs during fiscal 2012 and 2011 were the primarily the result of the decline in collateral value on certain collateral dependent loans which were classified as substandard. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Comparison of Operating Results For the Years Ended September 30, 2012 and September 30, 2011.”

Management will continue to monitor and modify the allowance for loan losses as conditions dictate. No assurances can be given that the level of allowance for loan losses will cover all of the inherent losses on our loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.
The following table shows changes in the allowance for loan losses during the periods presented.

	Six Months Ended March 31,		At or for the Year Ended September 30,
	2013	2012	2012	2011	2010	2009	2008
	(Dollars in Thousands)
Total loans outstanding at end of period	$281,132	$243,438	$263,205	$247,084	$263,018	$265,063	$258,501
Average loans outstanding	270,611	238,958	242,781	246,188	254,781	253,278	227,662
Allowance for loan losses, beginning of period	1,881	3,364	3,364	3,151	2,732	1,591	1,011
Provision for loan losses	—	250	725	4,630	1,110	1,403	1,084
Charge-offs:
One-to four-family residential	154	261	1,905	750	51	45	—
Multi-family residential and commercial real estate	—	—	—	—	—	—	—
Construction and land development	—	303	303	3,667	640	217	504
Commercial business	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—
Total charge-offs	154	564	2,208	4,417	691	262	504
Recoveries on loans previously charged off	785	—	—	—	—	—	—
Allowance for loan losses, end of period	$2,512	3,050	$1,881	$3,364	$3,151	$2,732	$1,591
Allowance for loan losses as a percent of total loans	0.89%	1.25%	0.71%	1.36%	1.20%	1.03%	0.62%
Allowance for loan losses as a percent of non-performing loans	40.66%	24.14%	13.42%	26.63%	90.57%	137.77%	39.42%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.06%	0.47%	0.91%	1.79%	0.27%	0.10%	0.22%

The following table shows how the allowance for loan losses is allocated by type of loan at each of the dates indicated.

	March 31, 2013		September 30,
			2012		2011		2010		2009		2008
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in Thousands)
One-to four-family Residential	$801	86.07%	$830	84.64%	$1,651	79.53%	$672	74.96%	$403	75.98%	$155	74.02%
Multi-family residential	7	1.69	7	1.92	7	2.32	4	1.52	7	1.58	4	1.08
Commercial real estate	175	6.62	125	7.35	221	8.57	560	7.49	193	7.51	106	7.94
Construction and land development	1,297	5.26	745	5.65	1,481	9.00	1,909	15.46	2,114	13.87	1,323	16.49
Commercial business	3	0.21	3	0.24	3	0.33	3	0.34	7	0.84	1	0.18
Consumer	1	0.15	1	0.20	1	0.25	1	0.23	1	0.22	2	0.29
Unallocated	228	—	170	—	—	—	2	—	7	—	—	—
Total allowance for loan losses	$2,512	100.00%	$1,881	100.00%	$3,364	100.00%	$3,151	100.00%	$2,732	100.00%	$1,591	100.00%

The aggregate allowance for loan losses decreased by $1.5 million from September 30, 2011 to September 30, 2012 due to charge-offs of $2.2 million as we took an aggressive approach in writing down all substandard loans to the net realizable value of the applicable underlying collateral. The fluctuation in the allowance was determined based on management’s consideration of the known and inherent losses in the loan portfolio that was reasonably estimateable at such time as well as current qualitative and quantitative risk factors as of September 30, 2012. However, during the six months ended March 31, 2013, we recovered $760,000 as a result of sales of units in a construction project that previously had been nonperforming. The one remaining unit in the project is under an agreement of sale and upon closing, we expect to recover an additional $135,000.
Investment Activities
General.   We invest in securities in accordance with policies approved by our board of directors. The investment policy designates the President, Chief Financial Officer and Treasurer as the Investment Committee, which is authorized by the board to make the Bank’s investments consistent with the investment policy. The Board of Directors of Prudential Savings Bank reviews all investment activity on a monthly basis.
The investment policy is designed primarily to manage the interest rate sensitivity of the assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement the lending activities and to provide and maintain liquidity. The current investment policy generally permits investments in debt securities issued by the U.S. government and U.S. agencies, municipal bonds, and corporate debt obligations, as well as investments in preferred and common stock of government agencies and government sponsored enterprises such as Fannie Mae, Freddie Mac and the Federal Home Loan Bank of Pittsburgh (federal agency securities) and, to a lesser extent, other equity securities. Securities in these categories are classified as “investment securities” for financial reporting purposes. The policy also permits investments in mortgage-backed securities, including pass-through securities issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae as well as collateralized mortgage obligations (“CMOs”) issued or backed by securities issued by these government sponsored agencies.
Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Department of Veterans Affairs. The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government. Freddie Mac is a private corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government. On September 7, 2008, Freddie Mac and Fannie Mae were placed into conservatorship by the U.S. Government. During 2011 and 2012, the Federal Housing Administration Agency indicated that the Treasury Department is committed to fund Freddie Mac and Fannie Mae to levels needed in order to sufficiently to meet their funding needs.
Investments in mortgage-backed securities involve a risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates. Further, privately issued mortgage-backed securities and CMOs also have a higher risk of default due to adverse changes in the creditworthiness of the issuer. Management’s practice is generally to not invest in such securities, and the current portfolio is limited to the securities received as a result of the redemption in kind of an investment in a mutual fund. See further discussion in Note 4 of the Notes to Consolidated Financial Statements included elsewhere herein.
At March 31, 2013, the investment and mortgage-backed securities portfolio amounted to $151.0 million or 31.5% of total assets at such date. The largest component of the securities portfolio as of

March 31, 2013 was U.S. Government and agency obligations, which amounted to $91.9 million or 60.9% of the securities portfolio at March 31, 2013. In addition, we invest in U.S. Government agency mortgage-backed securities and to a significantly lesser degree, municipal securities and other securities.
Our securities are classified at the time of acquisition as available for sale, held to maturity or trading. Securities classified as held to maturity must be purchased with the intent and ability to hold that security until its final maturity, and can be sold prior to maturity only under rare circumstances. Held to maturity securities are accounted for based upon the amortized cost of the security. Available for sale securities can be sold at any time based upon needs or market conditions. Available for sale securities are accounted for at fair value, with unrealized gains and losses on these securities, net of income tax provisions, reflected as accumulated other comprehensive income. At March 31, 2013, we had $88.0 million of investment and mortgage-backed securities classified as held to maturity, $62.7 million of investment and mortgage-backed securities classified as available for sale and no securities classified as trading securities.
We do not purchase mortgage-backed derivative instruments nor do we purchase corporate obligations which are not rated investment grade or better. However, certain investments acquired through a redemption in kind during 2008 of our entire investment in a mutual fund are below investment grade and are deemed impaired. As of March 31, 2013, we held $3.8 million of such securities.
Our mortgage-backed securities consist primarily of mortgage pass-through certificates issued by Ginnie Mae, Fannie Mae or Freddie Mac. At March 31, 2013, approximately 6.5% of the mortgage-backed securities were non-agency securities, all of which were acquired through the 2008 redemption in kind. See further discussion in Note 4 of the Notes to Consolidated Financial Statements included elsewhere herein.

The following table sets forth certain information relating to the investment and mortgage-backed securities portfolios at the dates indicated.

	March 31, 2013		September 30,
			2012		2011		2010
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In Thousands)
Mortgage-backed securities – U.S. Government agencies	$53,676	$56,498	$64,357	$68,364	$78,588	$85,220	$78,036	$83,342
Mortgage-backed securities – non-agency(1)	3,707	3,792	4,308	4,103	5,249	4,357	8,067	7,199
U.S. Government and agency obligations	91,917	92,589	58,469	59,902	97,068	98,508	95,978	97,995
Municipal obligations	—	—	—	—	—	—	475	475
Total debt securities	149,306	152,879	127,134	132,369	180,905	188,085	182,556	189,011
FHLB stock	1,659	1,659	2,239	2,239	2,887	2,887	3,545	3,545
FHLMC preferred stock	6	18	6	7	6	6	8	8
Total investment and mortgage-backed securities	$150,965	$154,556	$129,379	$134,615	$183,798	$190,978	$186,109	$192,564

(1)
  Includes impaired securitites.

The following tables set forth the amortized cost of investment and mortgage-backed securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at March 31, 2013 and September 30, 2012. Tax-exempt yields have not been adjusted to a tax-equivalent basis.

	Amounts at March 31, 2013 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Years Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield	Total	Weighted Average Yield
	(Dollars in Thousands)
Bonds and other debt securities:
U.S. Government and agency obligations	$3,000	1.04%	$2,000	2.10%	$14,497	2.70%	$72,420	2.53%	$91,917	2.50%
Mortgage-backed securities	—		—		31	1.74	57,352	3.26	57,383	3.26
Total	$3,000	1.04%	$2,000	2.10%	$14,528	2.70%	$129,773	2.85%	$149,300	2.79%

	Amounts at September 30, 2012 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Years Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield	Total	Weighted Average Yield
	(Dollars in Thousands)
Bonds and other debt securities:
U.S. Government and agency obligations	$1,000	0.87%	$4,000	1.59%	$16,496	2.66%	$36,973	2.85%	$58,469	2.68%
Mortgage-backed securities	—	—	—	—	22	2.56	68,643	3.79	68,665	3.79
Total	$1,000	0.87%	$4,000	1.59%	$16,518	2.66%	$105,616	3.46%	$127,134	3.28%

The following table sets forth the purchases and principal repayments of our mortgage-backed securities at amortized cost during the periods indicated.

	At or For the Six Months Ended March 31,		At or For the Year Ended September 30,
	2013	2012	2012	2011	2010
	(Dollars in Thousands)
Mortgage-backed securities at beginning of period	$68,665	$83,837	$83,837	$86,103	$95,217
Purchases	1,977	21,890	25,821	14,613	11,853
Sale of mortgage-backed securities available for sale	(288)	—	(19,528)	(90)	—
Other than temporary impairment of securities(1)	(20)	(103)	(154)	(202)	(560)
Maturities and repayments	(13,013)	(11,325)	(21,623)	(16,918)	(20,810)
Amortizations of premiums and discounts, net	62	184	312	331	403
Mortgage-backed securities at end of period	$57,383	$94,483	$68,665	$83,837	$86,103
Weighted average yield at end of period	3.26%	3.94%	3.79%	4.55%	5.37%

(1)
  Impairment primarily relates to non-agency mortgage-backed securities received in redemption in kind from the sale of the investment in a mutual fund.
Sources of Funds
General.   Deposits, loan repayments and prepayments, proceeds from sales of loans, cash flows generated from operations and FHLB advances are the primary sources of funds for use in lending, investing and for other general purposes.
Deposits.   We offer a variety of deposit accounts with a range of interest rates and terms. Deposits consist of checking, both interest-bearing and non-interest-bearing, money market, savings and certificate of deposit accounts. At March 31, 2013, 43.2% of the funds deposited with us were in core deposits, which are deposits other than certificates of deposit.
The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. Deposits are obtained predominantly from the areas where the branch offices are located. We have historically relied primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect our ability to attract and retain deposits. The interest rates offered on deposits are competitive in the market place.
We use traditional means of advertising our deposit products, including broadcast and print media and we generally do not solicit deposits from outside our market area.
We do not actively solicit certificate accounts of $100,000 and above, known as “jumbo CDs,” or use brokers to obtain deposits. At March 31, 2013, our jumbo CDs amounted to $90.7 million, of which $54.7 million are scheduled to mature within twelve months subsequent to such date. At March 31, 2013, the weighted average remaining period until maturity of our certificate of deposit accounts was 16.9 months.

The following table shows the distribution of, and certain other information relating to, deposits by type of deposit, as of the dates indicated.

	March 31, 2013		September 30,
			2012		2011		2010
	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits
	(Dollars in Thousands)
Certificate accounts:
Less than 1.00%	$76,433	18.37%	$62,984	14.80%	$23,195	5.32%	$4,786	1.03%
1.00% – 1.99%	62,803	15.09	63,981	15.03	105,366	24.17	90,381	19.46
2.00% – 2.99%	70,403	16.92	84,887	19.95	77,636	17.81	114,170	24.58
3.00% – 3.99%	19,085	4.59	19,460	4.57	21,801	5.00	28,962	6.24
4.00% – 4.99%	7,496	1.80	10,101	2.37	10,914	2.50	21,096	4.54
5.00% – 5.99%	—	—	6,001	1.41	17,325	3.97	30,695	6.61
Total certificate accounts	236,220	56.77	247,414	58.13	256,237	58.77	290,090	62.46
Transaction accounts:
Savings	72,260	17.37	71,083	16.70	70,623	16.20	69,901	15.05
Checking:
Interest-bearing	35,640	8.56	33,659	7.91	29,658	6.80	26,146	5.63
Non-interest-bearing	3,116	0.75	3,711	0.87	3,847	0.88	2,496	0.54
Money market	68,861	16.55	69,735	16.39	75,649	17.35	75,822	16.32
Total transaction accounts	179,877	43.23	178,188	41.87	179,777	41.23	174,365	37.54
Total deposits	$416,097	100.00%	$425,602	100.00%	$436,014	100.00%	$464,455	100.00%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Six Months Ended March 31, 2013			Year Ended September 30,
				2012			2011			2010
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in Thousands)
Savings	$71,314	$119	0.33%	$70,186	$401	0.57%	$69,741	$700	1.00%	$69,363	$1,230	1.77%
Interest-bearing checking and money market accounts	104,512	181	0.35	103,988	490	0.47	105,046	779	0.74	105,724	1,119	1.06
Certificate accounts	242,528	2,057	1.70	258,154	4,884	1.89	271,758	5,612	2.07	264,082	6,321	2.39
Total interest-bearing deposits	418,354	$2,357	1.13	432,328	$5,775	1.34	446,545	$7,091	1.59	439,169	$8,670	1.97
Non-interest-bearing deposits	3,317			3,924			3,291			2,241
Total deposits	$421,671		1.12%	$436,252		1.32%	$449,836		1.58%	$441,410		1.96%

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at March 31, 2013 and September 30, 2012.

	Balance at March 31, 2013 Maturing in the 12 Months Ending March 31,
Certificates of Deposit	2014	2015	2016	Thereafter	Total
	(In Thousands)
Less than 1.00%	$70,541	$5,892	$—	$—	$76,433
1.00% – 1.99%	21,622	6,656	15,295	19,230	62,803
2.00% – 2.99%	40,000	872	7,069	22,462	70,403
3.00% – 3.99%	1,766	12,691	4,628	—	19,085
4.00% – 4.99%	7,496	—	—	—	7,496
5.00% – 5.99%	—	—	—	—	—
Total certificate accounts	$141,425	$26,111	$26,992	$41,692	$236,220

	Balance at September 30, 2012 Maturing in the 12 Months Ending September 30,
Certificates of Deposit	2013	2014	2015	Thereafter	Total
	(In Thousands)
Less than 1.00%	$49,756	$13,228	$—	$—	$62,984
1.00% – 1.99%	28,886	18,469	9,749	6,877	63,981
2.00% – 2.99%	52,813	1,118	2,035	28,921	84,887
3.00% – 3.99%	596	6,823	11,767	274	19,460
4.00% – 4.99%	7,314	2,787	—	—	10,101
5.00% – 5.99%	6,001	—	—	—	6,001
Total certificate accounts	$145,366	$42,425	$23,551	$36,072	$247,414
The following tables show the maturities of our certificates of deposit of $100,000 or more at March 31, 2013 and September 30, 2012, by time remaining to maturity.

	At March 31, 2013
Quarter Ending:	Amount	Weighted Avg Rate
	(Dollars in Thousands)
June 30, 2013	$23,102	1.76%
September 30, 2013	12,654	1.36
December 31, 2013	9,797	1.20
March 31, 2014	9,131	1.45
After March 31, 2014	36,060	2.10
Total certificates of deposit with balances of $100,000 or more	$90,744	1.75%

	At September 30, 2012
Quarter Ending:	Amount	Weighted Avg Rate
	(Dollars in Thousands)
December 31, 2012	$13,020	1.72%
March 31, 2013	13,598	1.78
June 30, 2013	20,805	1.87
September 30, 2013	10,758	1.51
After September 30, 2013	38,064	2.15
Total certificates of deposit with balances of $100,000 or more	$96,245	1.91%
Borrowings.   We utilize advances from the Federal Home Loan Bank of Pittsburgh as an alternative to retail deposits to fund the operations as part of the operating and liquidity strategy. See “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” These FHLB advances are collateralized primarily by certain mortgage loans and mortgage-backed securities and secondarily by an investment in capital stock of the Federal Home Loan Bank of Pittsburgh. There are no specific credit covenants associated with these borrowings. FHLB advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the Federal Home Loan Bank of Pittsburgh will advance to member institutions, including Prudential Savings Bank, fluctuates from time to time in accordance with the policies of the Federal Home Loan Bank. At March 31, 2013, we had $340,000 in outstanding FHLB advances (as described below) and $135.0 million of additional FHLB advances available. At such date, maturities of our outstanding advances range from one month to three years. We have not utilized any other types of borrowings such as securities sold under agreements to repurchase.
The following table shows certain information regarding borrowings at or for the dates indicated:

	At or For the Six Months Ended March 31,		At or For the Year Ended September 30,
	2013	2012	2012	2011	2010
	(Dollars in Thousands)
FHLB advances:
Average balance outstanding	$359	$559	$537	$591	$16,676
Maximum amount outstanding at any month-end during the period	340	567	567	611	25,304
Balance outstanding at end of period	340	551	483	570	615
Average interest rate during the period	0.00%	0.72%	0.75%	1.02%	4.47%
Weighted average interest rate at end of period	0.00%	0.86%	0.59%	1.02%	1.02%
We have two FHLB advances totaling $340,000 made under a community housing program in which we participate. Both FHLB advances bear a 0% interest rate. As of March 31, 2013, there were no advances from the FHLB which are not part of the community housing program.
Subsidiaries
Existing Prudential Bancorp has only one direct subsidiary: Prudential Savings Bank. Prudential Savings Bank’s sole subsidiary as of March 31, 2013 was PSB Delaware, Inc., a Delaware-chartered corporation established to hold investment securities. As of March 31, 2013, PSB Delaware, Inc. had assets of $110.6 million primarily consisting of mortgage-backed and investment securities. We may consider the establishment of one or more additional subsidiaries in the future.
Employees
At March 31, 2013, we had 70 full-time employees, and six part-time employees. None of such employees are represented by a collective bargaining group, and we believe that our relationship with our employees is good.

Properties
We currently conduct business from our headquarters and main office and six additional banking offices. The following table sets forth the net book value of the land, building and leasehold improvements and certain other information with respect to our offices at March 31, 2013. All the offices are owned by us with the exception of the Old City Branch.

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property and Leasehold Improvements	Amount of Deposits at March 31, 2013
			(In Thousands)
Headquarters and Main Office 1834 West Oregon Avenue Philadelphia, PA 19145-4725	Owned	N/A	$354	$215,239
Snyder Branch 2101 South 19th Street Philadelphia, PA 19145-3709	Owned	N/A	6	20,597
Center City Branch 112 South 19th Street Philadelphia, PA 19103-4667	Owned	N/A	18	35,027
Broad Street Branch 1722 South Broad Street Philadelphia, PA 19145-2388	Owned	N/A	207	50,918
Pennsport Branch 238A Moore Street Philadelphia, PA 19148-1925	Owned	N/A	41	43,013
Drexel Hill Branch 601 Morgan Avenue Drexel Hill, PA 19026-3105	Owned	N/A	81	38,743
Old City Branch 28 North 3rd Street Philadelphia, PA 19106-2108	Leased	May 2015	142	12,560
Total			$849	$416,097

REGULATION
General
Prudential Savings Bank is a Pennsylvania-chartered savings bank and is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation, and is also subject to certain requirements established by the Federal Reserve Board. The federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the payment of dividends, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. There are periodic examinations by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation to test Prudential Savings Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking, the Federal Deposit Insurance Corporation, the Federal Reserve Board or the Congress could have a material adverse impact on existing Prudential Bancorp, Prudential Savings Bank and Prudential Mutual Holding Company and their operations.
Federal law provides the federal banking regulators, including the Federal Deposit Insurance Corporation and the Federal Reserve Board, with substantial enforcement powers. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.
Existing Prudential Bancorp and Prudential Mutual Holding Company are registered as bank holding companies under the Bank Holding Company Act and are subject to regulation and supervision by the Federal Reserve Board and by the Pennsylvania Department of Banking. Prudential Bancorp–New will also become a registered bank holding company upon completion of the reorganization. Existing Prudential Bancorp and Prudential Mutual Holding Company file annually a report of their operations with, and are subject to examination by, the Federal Reserve Board and the Pennsylvania Department of Banking. This regulation and oversight is generally intended to ensure that existing Prudential Bancorp and Prudential Mutual Holding Company limit their activities to those allowed by law and that they operate in a safe and sound manner without endangering the financial health of Prudential Savings Bank.
In connection with the reorganization completed in March 2005, existing Prudential Bancorp registered its common stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Existing Prudential Bancorp is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934. Existing Prudential Bancorp’s common stock is listed on the Nasdaq Global Market under the symbol “PBIP.” The Nasdaq Stock Market listing requirements impose additional requirements on us, including, among other things, rules relating to corporate governance and the composition and independence of our board of directors and various committees of the board, such as the audit committee.
Certain of the regulatory requirements that are or will be applicable to Prudential Savings Bank, existing Prudential Bancorp, Prudential Mutual Holding Company and Prudential Bancorp–New are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Prudential Savings Bank, existing Prudential Bancorp, Prudential Mutual Holding Company and Prudential Bancorp–New and is qualified in its entirety by reference to the actual statutes and regulations.

Recently Enacted Regulatory Reform
On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Dodd-Frank Act imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. The new law also establishes an independent federal consumer protection bureau within the Federal Reserve Board. The following discussion summarizes significant aspects of the new law that may affect Prudential Savings Bank, Prudential Mutual Holding Company and existing Prudential Bancorp and Prudential Bancorp–New. Many of the regulations implementing these changes have not been promulgated, so we cannot determine the full impact on our business and operations at this time.
The following aspects of the financial reform and consumer protection act are related to the operations of Prudential Savings Bank:
•
  A new independent consumer financial protection bureau has been established within the Federal Reserve Board, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. Smaller financial institutions, like Prudential Savings Bank, will be subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws.
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  Tier 1 capital treatment for “hybrid” capital items like trust preferred securities is eliminated subject to various grandfathering and transition rules.
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  The prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011.
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  Deposit insurance is permanently increased to $250,000.
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  The deposit insurance assessment base calculation now equals the depository institution’s total assets minus the sum of its average tangible equity during the assessment period.
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  The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35 percent of estimated annual insured deposits or assessment base; however, the Federal Deposit Insurance Corporation is directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.
The following aspects of the financial reform and consumer protection act are related to the operations of existing Prudential Bancorp (and subsequent to the reorganization, Prudential Bancorp–New) and Prudential Mutual Holding Company:
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  The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.
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  The Securities and Exchange Commission is authorized to adopt rules requiring public companies to make their proxy materials available to shareholders for nomination of their own candidates for election to the board of directors.
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  Public companies are required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years.
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  A separate, non-binding shareholder vote is required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.
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  Securities exchanges are required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain “significant” matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.

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  Stock exchanges are prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.
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  Disclosure in annual proxy materials will be required concerning the relationship between the executive compensation paid and the financial performance of the issuer.
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  Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission will be amended to require companies to disclose the ratio of the Chief Executive Officer’s annual total compensation to the median annual total compensation of all other employees.
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  Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.
Regulation of Prudential Savings Bank
Pennsylvania Banking Law.   The Pennsylvania Banking Code of 1965 (referred to as the “Banking Code”) contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees and members, as well as corporate powers, savings and investment operations and other aspects of Prudential Savings Bank and its affairs. The Banking Code delegates extensive rulemaking power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.
One of the purposes of the Banking Code is to provide savings banks with the opportunity to be competitive with each other and with other financial institutions existing under other Pennsylvania laws and other state, federal and foreign laws. A Pennsylvania savings bank may locate or change the location of its principal place of business and establish an office anywhere in the Commonwealth, with the prior approval of the Pennsylvania Department of Banking.
The Pennsylvania Department of Banking generally examines each savings bank not less frequently than once every two years. Although the Pennsylvania Department of Banking may accept the examinations and reports of the Federal Deposit Insurance Corporation in lieu of its own examination, the present practice is for the Pennsylvania Department of Banking to alternate with the Federal Deposit Insurance Corporation. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, trustee, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a hearing before the Pennsylvania Department of Banking why such person should not be removed.
Insurance of Accounts.   The deposits of Prudential Savings Bank are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. Government. The Dodd-Frank Act permanently increased deposit insurance on most accounts to $250,000. As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against insured deposit institutions.
The Federal Deposit Insurance Corporation’s risk-based premium system provides for quarterly assessments. Each insured institution is placed in one of four risk categories depending on supervisory and capital considerations. Within its risk category, an institution is assigned to an initial base assessment rate which is then adjusted to determine its final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. The Federal Deposit Insurance Corporation recently amended its deposit insurance regulations (1) to change the assessment base for insurance from domestic deposits to average assets minus average tangible equity and (2) to lower overall assessment rates. The revised assessments rates are between 2.5 to 9 basis points for banks in the lowest risk category and between 30 to 45 basis points for banks in the highest risk category. The amendments were effective for the quarter beginning April 1, 2011 with the new assessment methodology being reflected in the premium invoices that were due September 30, 2011.
In 2009, the Federal Deposit Insurance Corporation collected a five basis point special assessment on each insured depository institution’s assets minus its Tier 1 capital as of September 30, 2009. The amount of our special assessment, which was paid on September 30, 2009, was an additional expense of $232,000.
In 2009, the Federal Deposit Insurance Corporation also required insured deposit institutions on December 30, 2009 to prepay 13 quarters of estimated insurance assessments. Our prepayment totaled approximately $2.5 million. Unlike a special assessment, this prepayment did not immediately affect Prudential Saving Bank’s earnings. We were required to book the prepaid assessment as a non-earning asset and record the actual risk-based premium payments at the end of each quarter.
In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2019.
The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Prudential Savings Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is not aware of any existing circumstances which could result in termination of the Bank’s deposit insurance.
Capital Requirements.   The Federal Deposit Insurance Corporation has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks which, like Prudential Savings Bank, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Federal Reserve Board regarding bank holding companies.
The Federal Deposit Insurance Corporation’s capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks. An additional cushion of at least 100 basis points is required for all other state-chartered, non-member banks, which effectively increases their minimum Tier I leverage ratio to 4.0% or more. Under the Federal Deposit Insurance Corporation’s regulation, the most highly rated banks are those that the Federal Deposit Insurance Corporation determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights.
The Federal Deposit Insurance Corporation also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital (which is defined as Tier I capital and supplementary (Tier 2) capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the Federal Deposit Insurance Corporation believes are inherent in the type of asset or item. The components of Tier I capital are equivalent to those discussed above under the 3% leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.
The Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, adopted Basel III in September 2010, which constitutes a strengthened set of capital requirements for banking organizations in the United States and around the world. Basel III is currently the subject of notices of proposed rulemakings released in June of 2012 by the respective U.S. federal banking agencies. The comment period for these notices of proposed rulemakings ended on October 22, 2012. Basel III is intended to be implemented beginning January 1, 2013 and to be fully-phased in on a global basis on January 1, 2019. Basel III would require a minimum amount of capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments and change the risk weightings of assets used to determine required capital ratios. In addition, institutions that seek the freedom to make capital distributions and pay discretionary bonuses to executive officers without restriction must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. However, on November 9, 2012, the U.S. federal banking agencies announced that they did not expect that any of the proposed rules would become effective on January 1, 2013 (and such rules did not become effective on such date). They did not indicate the likely new effective date.
Prudential Savings Bank is also subject to more stringent Pennsylvania Department of Banking capital guidelines. Although not adopted in regulation form, the Pennsylvania Department of Banking utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the Federal Deposit Insurance Corporation. At March 31, 2013, Prudential Savings Bank’s capital ratios exceeded each of its capital requirements.
Prompt Corrective Action.   The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
In addition, an institution is “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).
An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.
At March 31, 2013, Prudential Savings Bank was deemed a well capitalized institution for purposes of the prompt corrective action regulations and as such is not subject to the above mentioned restrictions.

The table below sets forth existing Prudential Bancorp and Prudential Savings Bank’s capital position relative to its respective regulatory capital requirements at March 31, 2013.

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Tier 1 capital (to average assets)
Prudential Bancorp	$59,267	12.24%	$19,363	4.0%	N/A	N/A
Prudential Savings Bank	55,535	11.47	19,363	4.0	$24,204	5.0%
Tier 1 capital (to risk-weighted assets)
Prudential Bancorp	59,267	26.74	8,866	4.0	N/A	N/A
Prudential Savings Bank	55,535	25.06	8,866	4.0	13,299	6.0
Total capital (to risk-weighted assets)
Prudential Bancorp	61,779	27.87	17,732	8.0	N/A	N/A
Prudential Savings Bank	58,047	26.19	17,732	8.0	22,165	10.0
Activities and Investments of Insured State-Chartered Banks.   The activities and equity investments of Federal Deposit Insurance Corporation-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things:
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  acquiring or retaining a majority interest in a subsidiary;
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  investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets;
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  acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions; and
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  acquiring or retaining the voting shares of a depository institution if certain requirements are met.
The Federal Deposit Insurance Corporation has adopted regulations pertaining to the other activity restrictions imposed upon insured state banks and their subsidiaries. Pursuant to such regulations, insured state banks engaging in impermissible activities may seek approval from the Federal Deposit Insurance Corporation to continue such activities. State banks not engaging in such activities but that desire to engage in otherwise impermissible activities either directly or through a subsidiary may apply for approval from the Federal Deposit Insurance Corporation to do so; however, if such bank fails to meet the minimum capital requirements or the activities present a significant risk to the Federal Deposit Insurance Corporation insurance funds, such application will not be approved by the Federal Deposit Insurance Corporation. Pursuant to this authority, the Federal Deposit Insurance Corporation has determined that investments in certain majority-owned subsidiaries of insured state banks do not represent a significant risk to the deposit insurance funds. Investments permitted under that authority include real estate activities and securities activities.
Restrictions on Capital Distributions.   Under federal rules, an insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it is already undercapitalized. In addition, federal regulators have the authority to restrict or prohibit the payment of dividends for safety and soundness reasons. The Federal Deposit Insurance Corporation also prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the Federal Deposit Insurance Corporation. Prudential Savings Bank is currently not in default in any assessment payment to the Federal Deposit Insurance Corporation. Pennsylvania law also restricts the payment and amount of dividends, including the requirement that dividends be paid only out of accumulated net earnings.
Privacy Requirements.   Federal law places limitations on financial institutions like Prudential Savings Bank regarding the sharing of consumer financial information with unaffiliated third parties. Specifically, these provisions require all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties. Prudential Savings Bank currently has a privacy protection policy in place and believes such policy is in compliance with applicable regulations.
Anti-Money Laundering.   Federal anti-money laundering rules impose various requirements on financial institutions to prevent the use of the U.S. financial system to fund terrorist activities. These provision include a requirement that financial institutions operating in the United States have anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. Prudential Savings Bank has established policies and procedures to ensure compliance with the federal anti-money laundering provisions.
Community Reinvestment Act.   All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution’s failure to comply with the provisions of the Community Reinvestment Act could result in restrictions on its activities. Prudential Savings Bank received a “satisfactory” Community Reinvestment Act rating in its most recently completed examination.
Federal Home Loan Bank System.   Prudential Savings Bank is a member of the Federal Home Loan Bank of Pittsburgh, which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank.
As a member, Prudential Savings Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Pittsburgh in an amount in accordance with the Federal Home Loan Bank’s capital plan and sufficient to ensure that the Federal Home Loan Bank remains in compliance with its minimum capital requirements. At March 31, 2013, Prudential Savings Bank was in compliance with this requirement.
Federal Reserve Board System.   The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, which are primarily checking and NOW accounts, and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy the liquidity requirements that are imposed by the Pennsylvania Department of Banking. At March 31, 2013, Prudential Savings Bank was in compliance with these reserve requirements.
Regulation of Existing Prudential Bancorp and Prudential Mutual Holding Company
Bank Holding Company Act Activities and Other Limitations.   Under the Bank Holding Company Act, existing Prudential Bancorp and Prudential Mutual Holding Company must obtain the prior approval of the Federal Reserve Board before they may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, existing Prudential Bancorp and Prudential Mutual Holding Company would directly or indirectly own or control more than 5% of such shares. Prudential Bancorp–New will be subject to the same restrictions.

Federal statutes impose restrictions on the ability of a bank holding company and its nonbank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank’s investments in the stock or securities of the holding company, and on the subsidiary bank’s taking of the holding company’s stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.
A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it has been the policy of the Federal Reserve Board that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations, or both. The Dodd-Frank Act included a provision that directs federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries. Regulations implementing this provision have not yet been proposed by the Federal Reserve Bank.
Non-Banking Activities.   The business activities of existing Prudential Bancorp and Prudential Mutual Holding Company, as bank holding companies, are restricted by the Bank Holding Company Act. Under the Bank Holding Company Act and the Federal Reserve Board’s bank holding company regulations, bank holding companies may only engage in, or acquire or control voting securities or assets of a company engaged in,
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  banking or managing or controlling banks and other subsidiaries authorized under the Bank Holding Company Act; and
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  any Bank Holding Company Act activity the Federal Reserve Board has determined to be so closely related that it is incidental to banking or managing or controlling banks.
The Federal Reserve Board has determined by regulation that certain activities are closely related to banking including operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. Moreover, as discussed below, certain other activities are permissible for a bank holding company that becomes a financial holding company.
Financial Holding Companies.   Bank holding companies may also engage in a broad range of activities under a type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The Federal Reserve Board and the Department of the Treasury are also authorized to permit additional activities for financial holding companies if the activities are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. Existing Prudential Bancorp and Prudential Mutual Holding Company have not submitted notices to the Federal Reserve Board of their intent to be deemed financial holding companies. However, they are not precluded from submitting a notice in the future should they wish to engage in activities only permitted to financial holding companies. Upon completion of the reorganization, Prudential Bancorp–New will be eligible to apply to become a financial holding company.

Regulatory Capital Requirements.   The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Federal Reserve Board’s capital adequacy guidelines for Prudential Mutual Holding Company and existing Prudential Bancorp on a consolidated basis, are similar to those imposed on Prudential Savings Bank by the Federal Deposit Insurance Corporation. See “— Regulation of Prudential Savings Bank — Capital Requirements.”
Restrictions on Dividends.   Existing Prudential Bancorp’s ability to declare and pay dividends may depend in part on dividends received from Prudential Savings Bank. The Pennsylvania Banking Code regulates the distribution of dividends by savings banks and states, in part, that dividends may be declared and paid out of accumulated net earnings, provided that the bank continues to meet its surplus requirements. In addition, dividends may not be declared or paid if Prudential Savings Bank is in default in payment of any assessment due the Federal Deposit Insurance Corporation.
A Federal Reserve Board policy statement on the payment of cash dividends states that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board’s policy statement also provides that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” See “— Regulation of Prudential Savings Bank — Prompt Corrective Action,” above.
Federal Securities Laws.   Existing Prudential Bancorp’s common stock is registered with the Securities Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. Existing Prudential Bancorp is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934.
The Sarbanes-Oxley Act.   As a public company, existing Prudential Bancorp is subject to the Sarbanes-Oxley Act of 2002 which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our principal executive officer and principal financial officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.
Limitations on Transactions with Affiliates.   Transactions between insured financial institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of an insured financial institution is any company or entity which controls, is controlled by or is under common control with the insured financial institution. In a mutual holding company context, the mutual holding company and mid-tier holding company of an insured financial institution (such as existing Prudential Bancorp and Prudential Mutual Holding Company) and any companies which are controlled by such holding companies are affiliates of the savings institution. Generally, Section 23A limits the extent to which the savings institution or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the insured financial institution as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by an insured financial institution to an affiliate.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal shareholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of an insured financial institution, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the insured financial institution’s loans to one borrower limit (generally equal to 15% of the institution’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal shareholder, or certain affiliated interests of either, over other employees of the insured financial institution. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by an insured financial institution to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At March 31, 2013, Prudential Savings Bank was in compliance with the above restrictions.
Restrictions Applicable to Mutual Holding Companies.   While regulations governing Pennsylvania-chartered mutual holding companies have not been adopted, under authority of Section 115.1 of the Pennsylvania Banking Code and a policy statement issued by the Pennsylvania Department of Banking, the Pennsylvania Department of Banking approved the reorganization of Prudential Saving Bank to the mutual holding company form of organization.
Pursuant to Pennsylvania law, a mutual holding company may engage only in the following activities:
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  investing in the stock of one or more financial institution subsidiaries;
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  acquiring one or more additional financial institution subsidiaries into a subsidiary of the holding company;
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  merging with or acquiring another holding company, one of whose subsidiaries is a financial institution subsidiary;
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  investing in a corporation the capital stock of which is available for purchase by a savings bank under federal law or under the Pennsylvania Banking Code;
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  engaging in such activities as are permitted, by statute or regulation, to a holding company of a federally chartered insured mutual institution under federal law; and
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  engaging in such other activities as may be permitted by the Pennsylvania Department of Banking.
If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed above, and has a period of two years to cease any non-conforming activities and divest of any non-conforming investments.
Dividend Waivers By Prudential Mutual Holding Company.   Prudential Mutual Holding Company is subject to the Federal Reserve Board policies regarding the waiver of dividends. While, as described below, those policies do not prohibit the waiver of dividends, it has not been the practice of the Federal Reserve Board to approve such waivers. In connection with its approval of the 2005 reorganization, the Federal Reserve Board imposed certain conditions on the waiver by Prudential Mutual Holding Company of dividends paid on the common stock by existing Prudential Bancorp including requiring that Prudential Mutual Holding Company obtain the prior approval of the Federal Reserve Board before Prudential Mutual Holding Company may waive any dividends from existing Prudential Bancorp. The Federal Reserve Board approval of the 2005 reorganization also required that the amount of any dividends waived by Prudential Mutual Holding Company not be available for payment to the public shareholders of existing Prudential Bancorp (i.e., shareholders except for Prudential Mutual Holding Company) and that such amounts be excluded from existing Prudential Bancorp’s capital for purposes of calculating dividends payable to the public shareholders. Moreover, Prudential Savings Bank would be required to maintain the cumulative amount of dividends waived by Prudential Mutual Holding Company in a restricted capital account that would be added to the liquidation account established in the reorganization. This amount would not be available for distribution to public shareholders. The restricted capital account and liquidation account amounts would not be reflected in Prudential Savings Bank’s financial statements, but would be considered as a notational or memorandum account of Prudential Savings Bank. These accounts would be maintained in accordance with the laws, rules, regulations and policies of the Pennsylvania Banking Department and the plan of reorganization. The mutual holding company plan of reorganization adopted in 2004 also provided that if Prudential Mutual Holding Company converted to stock form in the future, any waived dividends would reduce the percentage of the converted company’s shares of common stock issued to public shareholders in connection with any such transaction. Prudential Mutual Holding Company has not in the past requested the approval of the Federal Reserve Board to waive dividends declared by existing Prudential Bancorp.

TAXATION
Federal Taxation
General.   Existing Prudential Bancorp, Prudential Mutual Holding Company and Prudential Savings Bank are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules. As of September 30, 2012, the Internal Revenue Service has concluded an audit of existing Prudential Bancorp’s tax returns for the year ended September 30, 2010 and no adverse findings were noted. The federal and state income tax return for taxable years through September 30, 2008 have been closed for purposes of examination by the Internal Revenue Service or the Pennsylvania Department of Revenue.
Existing Prudential Bancorp files a consolidated federal income tax return with Prudential Savings Bank and its subsidiary, PSB Delaware, Inc. Accordingly, any cash distributions made by existing Prudential Bancorp to its shareholders will be treated as cash dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.
Method of Accounting.   For federal income tax purposes, existing Prudential Bancorp and Prudential Savings Bank report income and expenses on the accrual method of accounting and file their federal income tax return on a fiscal year basis.
Bad Debt Reserves.   The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995. Prior to that time, Prudential Savings Bank was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act of 1996, savings associations must use the specific charge-off method in computing their bad debt deduction beginning with their 1996 federal tax return. In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.
Taxable Distributions and Recapture.   Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Prudential Savings Bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Prudential Savings Bank make certain non-dividend distributions or cease to maintain a bank charter.
At September 30, 2012, the total federal pre-1988 reserve was approximately $6.6 million. The reserve reflects the cumulative effects of federal tax deductions by Prudential Savings Bank for which no federal income tax provisions have been made.
Alternative Minimum Tax.   The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of the regular income tax. Net operating losses, of which Prudential Savings Bank has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Prudential Savings Bank has not been subject to the alternative minimum tax.
Corporate Dividends Received Deduction.   Existing Prudential Bancorp may exclude from its income 100% of dividends received from Prudential Savings Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.
State and Local Taxation
Pennsylvania Taxation.   Existing Prudential Bancorp is subject to the Pennsylvania Corporate Net Income Tax, Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2013 is 9.99% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed on a corporation’s capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth.
Prudential Savings Bank is subject to tax under the Pennsylvania Mutual Thrift Institutions Tax Act, as amended to include thrift institutions having capital stock. Pursuant to the Mutual Thrift Institutions Tax, the tax rate is 11.50%. The Mutual Thrift Institutions Tax exempts Prudential Savings Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrift’s interest expense deduction in the proportion of interest income on those securities to the overall interest income of Prudential Savings Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

MANAGEMENT
Management of Prudential Bancorp–New and Prudential Savings Bank
Board of Directors.   The Board of Directors of Prudential Bancorp–New will be divided into three classes, each of which will contain approximately one-third of the board. The directors will be elected by our shareholders for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of Messrs. Corrato, Mulcahy and Miller, will have a term of office expiring at the first annual meeting of shareholders after the conversion and offering, a second class, consisting of Messrs. Vento and Hosier, will have a term of office expiring at the second annual meeting of shareholders and a third class, consisting of Messrs. Balka and Fanelli will have a term of office expiring at the third annual meeting of shareholders.
The following table sets forth certain information regarding the persons who will serve as the new holding company’s directors, all of whom currently serve as directors of existing Prudential Bancorp, Prudential Mutual Holding Company and Prudential Savings Bank. No director is related to any other director or executive officer by blood, marriage or adoption. Ages are reflected as of March 31, 2013. For Messrs. Balka and Vento, service as a director includes service on the board of Prudential Savings Bank prior to the organization of Prudential Bancorp in 2004.

Name	Position with Prudential Bancorp, Age and Principal Occupation During the Past Five Years	Year Term Expires
Joseph R. Corrato	Director. Executive Vice President and Chief Financial Officer of the existing Prudential Bancorp since 2004 and Prudential Savings Bank since 1997. Mr. Corrato joined Prudential Savings Bank in 1978 and served in a variety of positions including Treasurer and Controller prior to becoming Executive Vice President in 1997.	2014

Mr. Corrato brings to the Board of Directors the benefit of both his extensive financial knowledge as well as his significant management expertise developed through his service with Prudential Savings Bank for more than 30 years. Age 52. Director since 2011.

Francis V. Mulcahy	Director. Residential real estate appraiser and broker, Media, Pennsylvania.	2014
	Mr. Mulcahy brings substantial knowledge of the local real estate market to the Board of Directors. Age 80. Director since 2005.
Bruce E. Miller	Director. Owner of six magnetic resonance imaging centers located in Philadelphia, Pennsylvania and Delaware County, Pennsylvania since 2000.	2014

Mr. Miller brings significant business experience to the Board as a result of his successful operation of a number of small businesses as well as extensive knowledge of the local market area in which Prudential Savings Bank operates. Age 52. Director since 2013.

Thomas A. Vento	Director. Chairman of the Board of the existing Prudential Bancorp and Prudential Savings Bank since January 1, 2013. President and Chief Executive Officer of existing Prudential Bancorp since 2004; President of Prudential Savings Bank since 1992 and President and Chief Executive Officer since 1993.	2015

Mr. Vento’s service to Prudential Savings Bank in various management capacities and as President since 1992 provide him with significant management expertise as well as extensive knowledge of the local market area for financial institutions and institutional knowledge of Prudential Savings Bank which he brings to the Board of Directors. Age 78. Director since 1992.

Name	Position with Prudential Bancorp, Age and Principal Occupation During the Past Five Years	Year Term Expires
John C. Hosier	Director. Commercial Lines Account Executive with Montgomery Insurance Services, Inc., Media, Pennsylvania since 1986, and Commercial Lines Manager of its affiliate, Allman and Company, Inc., Fort Washington, Pennsylvania since 2007, two full-service insurance agencies.	2015
	Mr. Hosier brings significant commercial business experience as well as knowledge of the local insurance market to the Board of Directors. Age 48. Director since 2009.
Jerome R. Balka, Esq.	Director. Solicitor of Prudential Savings Bank. Partner, Balka & Balka, a law firm, Philadelphia, Pennsylvania. President of Constitution Abstract Co., Inc., a title insurance company, Philadelphia, Pennsylvania from September 2009 to November 2012.	2016

Mr. Balka serves as Prudential Savings Bank’s solicitor and brings substantial legal expertise, particularly with respect to real estate transactions, to the Board of Directors. Age 83. Director since 2000.

A. J. Fanelli	Director. Self-employed owner of a public accounting practice, Philadelphia, Pennsylvania.	2016
	Mr. Fanelli brings substantial accounting knowledge to the Board of Directors as Chairman of the Audit Committee. Age 76. Director since 2005.
Director Independence.   A majority of our directors are independent directors as defined in the rules of the Nasdaq Stock Market. The Board of Directors has determined that Messrs. Fanelli, Hosier, Miller and Mulcahy are independent directors.
Membership on Certain Board Committees.   The Board of Directors of the existing Prudential Bancorp has established an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. It is expected that initially the same members will serve on the like committees of Prudential Bancorp–New. The following table sets forth the membership of such committees as of the date of this prospectus.

Directors	Nominating and Corporate Governance	Compensation	Audit
A. J. Fanelli	**	*	**
John C. Hosier	*	*	*
Francis V. Mulcahy	*	**	*
Bruce E. Miller.	*	*	*

*
  Member
**
  Chairman
Audit Committee.   The Audit Committee reviews with management and the independent registered public accounting firm the systems of internal control, reviews the annual financial statements, including the Annual Report on Form 10-K, and monitors our adherence in accounting and financial reporting to generally accepted accounting principles. The Audit Committee is comprised of four directors, each of whom is an independent director as defined in the Nasdaq Stock Market listing standards and the rules and regulations of the Securities and Exchange Commission. The Board of Directors has determined that none of the members of the Audit Committee meet the definition of Audit Committee financial expert, as such term is defined in the rules of the Securities and Exchange Commission. However, we believe it is important to note that while no one individual member of the Audit Committee has been determined to meet the technical requirements to be an Audit Committee financial expert, each of the members has had significant involvement in financial matters.

Compensation Committee.   It is the responsibility of the Compensation Committee of the Board of Directors to, among other things, oversee our compensation and incentive arrangements for management. No member of the Compensation Committee is a current or former officer or employee of existing Prudential Bancorp, Prudential Savings Bank or any subsidiary. Each of the members is independent as defined in the Nasdaq Stock Market listing standards.
Nominating and Corporate Governance Committee.   The Nominating and Corporate Governance Committee reviews and makes nominations for the Board of Directors, which are then sent to the full Board of Directors for their ratification. Each of the members is independent as defined in the Nasdaq Stock Market listing standards.
Director Compensation.   Directors of the proposed new holding company who also serve as directors of Prudential Savings Bank initially will not be compensated by the new holding company but will be compensated by Prudential Savings Bank for such service. It is not anticipated that separate compensation will be paid to the new holding company’s directors who also serve as directors of Prudential Savings Bank until such time as such persons devote significant time to the separate management of the new holding company’s affairs, which is not expected to occur unless we become actively engaged in additional businesses other than holding the stock of Prudential Savings Bank. We may determine that such compensation is appropriate in the future. The primary elements of Prudential Savings Bank’s non-employee director compensation program consist of equity compensation and cash compensation.
In fiscal 2012, members of Prudential Savings Bank’s Board of Directors received an annual retainer of $25,200. Members also received $2,100 per special meeting attended. For fiscal 2012, members of the Audit Committee, Executive Committee, Compensation Committee and Budget/Finance Committee received fees of $900 per meeting attended. As Chairman of the Board, Mr. Joseph R. Packer, Jr. received an annual retainer of $82,172 in fiscal 2012, in addition to board and committee meeting fees. Mr. Packer retired as Chairman of the Board on December 31, 2012. As solicitor of Prudential Savings Bank, in fiscal 2012 Mr. Balka received an annual retainer of $57,500, which will increase to $60,375 for fiscal 2013, as well as fees earned for providing additional legal services. He also received the normal meeting fee for service on the Executive Committee and the normal annual Board retainer of $25,200. Board fees are subject to periodic adjustment by the Board of Directors. However, the annual retainer, special meeting and committee meeting remained the same for fiscal 2013. As Chairman of the Audit Committee, Mr. Fanelli will receive an annual retainer of $8,000 in fiscal 2013, the same as for fiscal 2012.
The following table sets forth certain information regarding the compensation paid to our non-employee directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash	All Other Compensation(1)	Total(2)
Jerome R. Balka, Esq.	$39,000	$65,284	$104,284
A. J. Fanelli	54,200	—	54,200
John C. Hosier	46,200	—	46,200
Bruce E. Miller(3)	—	—	—
Francis V. Mulcahy	47,100	—	47,100
Joseph W. Packer, Jr.(3)	134,672	34,053	168,725

(1)
  Represents for Mr. Balka, his annual retainer of $57,500 as solicitor of Prudential Savings Bank and $7,784 for additional legal services, and for Mr. Packer, includes life insurance premiums, health insurance premiums and reimbursement of certain Philadelphia city wage taxes amounting to $12,283, $17,058 and $4,712, respectively.
(2)
  At September 30, 2012, each non-employee director other than Mr. Hosier (and Mr. Miller who had not been appointed to the Board at such date) held unvested stock awards covering 4,522 shares of common stock under our 2008 Recognition and Retention Plan (“RRP”) and outstanding options covering 28,268 shares under our 2008 Stock Option Plan (“Option Plan”), of which options covering

16,962 shares were exercisable as of the voting record date. Mr. Hosier held 3,392 unvested stock awards and outstanding options covering 14,134 shares at such date, of which options covering 5,654 shares were exercisable as of the voting record date.
(3)
  Mr. Packer resigned effective December 31, 2012, and has been appointed Chairman Emeritus. Mr. Miller did not serve as a director of existing Prudential Bancorp or Prudential Savings Bank during fiscal 2012.
Board Leadership Structure
Mr. Vento serves as our Chairman, President and Chief Executive Officer as well as of Prudential Savings Bank. Our Board of Directors has determined that the appointment of our President and Chief Executive Officer as the Chairman of the Board promotes a unity of vision for existing Prudential Bancorp as it continues to implement its strategic goals. In addition, the President and Chief Executive Officer is the director most familiar with our business and operations and is best situated to lead discussions on important matters affecting our business. By combining the President and Chief Executive Officer and Chairman positions, the Board believes there is a firm link between management and the Board which promotes the development and implementation of our corporate strategy and goals. The Board is aware of the potential conflicts that may arise when an insider chairs the Board, but believes these will be limited by existing safeguards which include the fact that as a bank holding company, our operations are highly regulated.
Board’s Role in Risk Oversight
Risk is inherent with every business, particularly financial institutions. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputational risk. Management is responsible for the day-to-day management of the risks that Prudential Bancorp faces, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors ensures that the risk management processes designed and implemented by management are adequate and functioning as designed.
Two of our senior executive officers, Messrs. Corrato and Vento, serve on our Board of Directors. Other members of our senior management regularly attend meetings of the Board of Directors and are available to address any questions or concerns raised by the Board of Directors on risk management or other matters. Prudential Savings Bank has established an Asset-Liability Committee, a Loan Quality Committee and an Investment Committee composed of members of senior management, including Messrs. Corrato and Vento. The independent directors work together to provide strong, independent oversight of Prudential Bancorp’s management and affairs.
Executive Officers Who Are Not Also Directors.   The following individuals currently serve as executive officers of Prudential Savings Bank and will serve in the same positions following the conversion and offering. Ages are reflected as of March 31, 2013.

Name	Age and Principal Occupation During the Past Five Years
Salvatore Fratanduono
Senior Vice President and Chief Lending Officer of Prudential Savings Bank since February 2013. Prior thereto, Mr. Fratanduono served as Vice President — Lending of Prudential Savings Bank from 2001 to February 2013. Age 50.

Jeffrey T. Hanuscin
Vice President and Controller of Prudential Savings Bank since May 2013. Prior thereto, Mr. Hanuscin served as Senior Vice President, Chief Financial Officer and Treasurer of Nova Bank, Berwyn, Pennsylvania from April 2008 to October 2011. Age 48.

Jack E. Rothkopf
Senior Vice President and Treasurer of Prudential Savings Bank since April 2013; from January 2006 to April 2013, served as Vice President and Controller. Prior thereto, Mr. Rothkopf served as Assistant Vice President of Popular Financial Holdings, Marlton, New Jersey from October 2000 to January 2006. Age 49.

In accordance with the Prudential Bancorp–New Pennsylvania bylaws, our executive officers will be elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.
Summary Compensation Table
The following table summarizes the total compensation paid by Prudential Savings Bank (including amounts deferred, if any, to future periods by the officers) for services rendered in all capacities during the fiscal years ended September 30, 2012 and 2011 to the principal executive officer and the two other executive officers of Prudential Savings Bank during fiscal 2012 whose total compensation exceeded $100,000, collectively referred to as our “named executive officers.” The existing Prudential Bancorp has not paid separate cash compensation to our officers.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	All Other Compensation(2)		Total
Thomas A. Vento Chairman, President and Chief Executive Officer	2012	$311,319	$19,507	$72,233	(3)	$403,059
	2011	308,237	—	64,593		372,830
Joseph R. Corrato Executive Vice President and Chief Financial Officer	2012	193,841	12,146	69,220	(3)	275,207
	2011	191,921	—	38,546		230,467
David H. Krauter(4) Vice President and Chief Lending Officer	2012	147,876	5,791	20,628		174,295
	2011	138,302	—	20,036		158,338

(1)
  Represents bonuses earned in fiscal 2012 which were paid in fiscal 2013. Under the Prudential Savings Bank 2012 Bonus Program, each named executive officer was eligible to receive a fixed proportionate allocation of the bonus pool for employees based on salary and length of service. No bonuses were awarded for fiscal 2011.
(2)
  Includes the fair market value on December 30, 2011 of the 1,527, 1,217 and 917 shares deemed allocated to the Employee Stock Ownership Plan accounts of Messrs. Vento, Corrato and Krauter, respectively, based on a value of $5.18 per share on December 30, 2011, and the value of the use of automobiles by and the provision of health insurance premiums for Messrs. Vento, Corrato and Krauter of $24,541, $31,086 and $15,699, respectively. The value of the use of automobiles is based on depreciation, as well as insurance, fuel and maintenance expense.
(3)
  Includes for Messrs. Vento and Corrato an aggregate of $33,600 and $31,500, respectively, paid in fiscal 2012 as board meeting fees and reimbursement of Mr. Vento for $1,176 in Philadelphia city wage taxes.
(4)
  Mr. Krauter resigned as Chief Lending Officer effective January 31, 2013. Mr. Krauter continues to serve Prudential Savings Bank in a business development role.
Narrative to Summary Compensation Table
The Compensation Committee, upon review of Mr. Vento’s performance and other factors, approved a base salary of $311,319 for Mr. Vento in fiscal 2012, which increased 1.0% from $308,237 in fiscal 2011. In addition, the Compensation Committee approved base salaries for Messrs. Corrato and Krauter for fiscal 2012 of $193,841 and $147,876, respectively, reflecting increases of 1.0% and 6.9%, respectively. The dollar amount of their base salaries were generally determined by the Compensation Committee’s review of the local market for chief executive officer, chief financial officer and chief lending officer compensation and were intended to ensure that Prudential Savings Bank remained competitive in attracting and retaining qualified senior executive officers. The Compensation Committee approved the payment of bonuses with respect to fiscal 2012 but not the grant of any equity awards. For fiscal 2012, a bonus pool of $150,000 was established in December 2012. The bonus pool was distributed to all eligible employees, including Messrs. Vento, Corrato and Krauter, based on salary and length of service. In addition, in fiscal 2012, Messrs. Vento, Corrato and Krauter each received the use of an automobile to assist them in fulfilling their duties.

Outstanding Equity Awards at Fiscal Year-End
The table below sets forth outstanding equity awards at September 30, 2012 to our executive officers named in the Summary Compensation Table above, which grants were made in fiscal 2009. No grants were made in fiscal 2011 or fiscal 2012 to such officers.

					Stock Awards(2)
	Option Awards(1)				Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(3)
	Number of Securities Underlying Unexercised Options		Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
Thomas A. Vento	67,845	45,229	$11.17	1/5/2019	18,000	$106,200
Joseph R. Corrato	33,923	22,614	11.17	1/5/2019	9,600	56,640
David H. Krauter	20,355	13,567	11.17	1/5/2019	6,000	35,400

(1)
  Granted pursuant to our 2008 Stock Option Plan and vest at a rate of 20% per year commencing on January 5, 2010.
(2)
  Granted pursuant to our 2008 Recognition and Retention Plan and vest at a rate of 20% per year commencing on January 5, 2010.
(3)
  Calculated by multiplying the closing market price per share of our common stock on September 28, 2012, which was $5.90, by the applicable number of shares of common stock underlying the named executive officer’s unvested stock awards.
Employment Agreements
Prudential Savings Bank entered into amended and restated employment agreements effective as of May 20, 2013 with Messrs. Vento and Corrato that have a term of three years, with respect to Mr. Vento, and two years, with respect to Mr. Corrato. Prudential Savings Bank entered into employment agreements with Messrs. Fratanduono and Rothkopf that have terms of two years, effective as of May 20, 2013. The terms of the agreements are extended on each December 31st thereafter for one additional year unless either Prudential Savings Bank or the executive gives notice at least 30 days prior to each such December 31st that the agreement shall not be extended. The terms of the employment agreements provide for an initial annual base salary, which is reviewed annually by the Board of Directors. The executives are also entitled to participate in our benefit plans and programs and receive reimbursement for reasonable business expenses. Each of the employment agreements is terminable with or without cause by Prudential Savings Bank. The executives have no right to compensation or other benefits pursuant to the employment agreements for any period after voluntary termination by the executive without good cause, as defined in the agreements, or termination by Prudential Savings Bank for cause, disability, retirement or death.
In the event that the executive terminates his employment because of failure to comply with any material provision of the employment agreement by Prudential Savings Bank or the employment agreement is terminated by Prudential Savings Bank other than for cause, disability, retirement or death, Messrs. Vento and Corrato will be entitled to the payment of two times (one times in the case of Messrs. Fratanduono and Rothkopf) their respective average annual cash compensation (salary and cash bonuses) as cash severance and the maintenance until the earlier to occur of the passage of two years (one times in the case of Messrs. Fratanduono and Rothkopf) or, until the executive’s full time employment with another employer, of the executive’s participation in all employee benefit plans in which the executive was entitled to participate or similar plans, programs or arrangements if his continued participation is not permissible.
In the event that the executive’s employment is terminated in connection with a change in control, as defined in the employment agreements, for other than cause, disability, retirement or death or the executive terminates his employment as a result of certain adverse actions which are taken with respect to the executive’s employment following a change in control, as defined, Messrs. Vento, Corrato, Fratanduono or Rothkopf, as the case may be, will be entitled to a cash severance payment equal to three times (one times in the case of Messrs. Fratanduono or Rothkopf) their respective average annual cash compensation and the maintenance, as described above, of the employee benefit plans for three years (one year in the case of Messrs. Fratanduono or Rothkopf), or until the executive’s full-time employment with another employer that provides similar benefits. Benefits under the employment agreements will be reduced to the extent necessary to ensure that the executives do not receive any “parachute payment” as such term is defined under Section 280G of the Internal Revenue Code.
Benefit Plans
Retirement Plan.   Prudential Savings Bank participates in the Financial Institutions Retirement Fund, a multiple employer defined benefit plan intended to satisfy the tax-qualification requirements of Section 401(a) of the Internal Revenue Code. Full-time employees, excluding hourly paid workers, become eligible to participate in the retirement plan upon the attainment of age 21 and the completion of one year of eligibility service. For purposes of the retirement plan, a full-time employee earns one year of eligibility service when he completes 1,000 hours of service within a one-year eligibility computation period. An employee’s first eligibility computation period is the one-year period beginning on the employee’s date of hire. Subsequent eligibility computation periods begin on January 1 and end on December 31.
The retirement plan provides for a monthly benefit upon a participant’s retirement at or after the age of 65, or if later, the fifth anniversary of the participant’s initial participation in the retirement plan (i.e., the participant’s “normal retirement date”). A participant may also receive a benefit on his early retirement date, which is the date on which he attains age 45 and is partially or fully vested under the terms of the retirement plan. Benefits received prior to a participant’s normal retirement date are reduced by certain factors set forth in the retirement plan. The retirement plan provides a benefit of 1.50% of a participant’s highest 5-year average earnings, multiplied by the participant’s years of benefit service. Earnings are defined as base salary, subject to an annual Internal Revenue Service limit of $250,000 on earnings for 2012. Annual benefits provided under the retirement plan also are subject to Internal Revenue Service limits, which vary by age and benefit payment type. Participants become fully vested in their benefits under the retirement plan upon the completion of five years of vesting service as well as upon the attainment of normal retirement age (age 65).
401(k) and Profit Sharing Plan.   We adopted the Prudential Savings Bank Employees’ Savings and Profit Sharing Plan and Trust (“401(k) Plan”) effective October 1, 2004. To participate in the 401(k) Plan, eligible employees must have completed three months of full time service. Participating employees may make elective salary reduction contributions of up to $17,500, of their eligible compensation for 2013. Prudential Savings Bank does not currently contribute a matching contribution to the 401(k) Plan.
Endorsement Split Dollar Agreements.   Prudential Savings Bank purchased insurance policies on the lives of its executive officers named in the Summary Compensation Table above, and has entered into Endorsement Split Dollar Agreements with each of those officers. The policies are owned by Prudential Savings Bank. Under the agreements with the named executive officers, upon an officer’s death while he or she remains employed by Prudential Savings Bank, the officer’s beneficiary will receive two times the officer’s salary, other than Mr. Vento whose benefit totaled $149,117 for 2012, as of the date of death. Pursuant to the terms of the agreements, Prudential Savings Bank has elected to not extend such benefits after a termination of employment. Such amounts will be funded from the receipt of the death benefits under the insurance policies on such officer’s life in excess of the cash surrender value. Prudential Savings Bank will receive the full cash surrender value, which is expected to reimburse Prudential Savings Bank in full for its life insurance investment as well as the remainder, if any, in excess of the net proceeds after payments to the officer’s beneficiaries.
The Endorsement Split Dollar Agreements may be terminated at any time by Prudential Savings Bank or the officer or by Prudential Savings Bank upon the officer’s termination of service to Prudential Savings Bank. Upon termination, Prudential Savings Bank may surrender the policy and collect the cash surrender value.
Employee Stock Ownership Plan.   In 2005, Prudential Savings Bank established an employee stock ownership plan for all eligible employees. As part of Prudential Savings Bank’s mutual holding company reorganization, the employee stock ownership plan purchased 452,295 shares of Prudential Bancorp’s common stock on the open market. Employees, excluding hourly paid workers, who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the employee stock ownership plan. The current trustees of the employee stock ownership plan are Messrs. Fanelli, Hosier and Mulcahy.
As part of the conversion and offering, the employee stock ownership plan intends to purchase a number of shares of Prudential Bancorp–New’s common stock equal to 4.0% of the shares sold in the offering, or 211,141 shares and 285,664 shares based on the minimum and maximum of the offering range, respectively. We anticipate that the employee stock ownership plan will borrow funds from the new holding company, and that such loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan and have a term of 20 years. The new holding company has agreed to loan the employee stock ownership plan the funds necessary to purchase shares. The loan to the employee stock ownership plan will be repaid principally from Prudential Savings Bank’s contributions to the employee stock ownership plan and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the employee stock ownership plan loan will be fixed and is expected to be at the prime rate published in the Wall Street Journal at the date the employee stock ownership plan enters into the loan. The new holding company may, in any plan year, make additional discretionary contributions to the employee stock ownership for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by the new holding company or upon the sale of treasury shares by the new holding company. Such purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from the new holding company or from Prudential Savings Bank. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.
Shares purchased by the employee stock ownership plan with the loan proceeds will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made. Shares released from the employee stock ownership plan suspense account will be allocated to each eligible participant’s plan account based on the ratio of each such participant’s compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures may be used for several purposes such as the payment of expenses or be reallocated among remaining participating employees. Upon the completion of five years of service, the account balances of participants within the employee stock ownership plan become 100% vested. In the case of a “change in control,” as defined in the plan, however, participants will become immediately fully vested in their account balances. Participants also become fully vested in their account balances upon death, disability or retirement. Benefits may be payable upon retirement or separation from service.
Generally accepted accounting principles require that any third party borrowing by the new holding company be reflected as a liability on its statement of financial condition. Since the employee stock ownership plan is borrowing from the new holding company, the loan will not be treated as a liability but instead will be excluded from shareholders’ equity. If the employee stock ownership plan purchases newly issued shares from the new holding company, total shareholders’ equity would neither increase nor decrease, but per share shareholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.
Prudential Savings Bank’s employee stock ownership plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the Internal Revenue Service and the Department of Labor.
New Stock Benefit Plans
Stock Option Plan.   Following consummation of the conversion and offering, we intend to adopt a new stock option plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the new holding company as an incentive to contribute to its success and reward key employees for outstanding performance. The new stock option plan will provide for the grant of incentive stock options, intended to comply with the requirements of Section 422 of the Internal Revenue Code, and non-incentive or compensatory stock options. Options may be granted to our directors and key employees. The new stock option plan will be administered and interpreted by a committee of the board of directors. Unless sooner terminated, the new stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors.
Under the new stock option plan, the committee will determine which directors, officers and key employees will be granted options, whether options will be incentive or compensatory options, the number of shares subject to each option, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable. The per share exercise price of an incentive stock option must at least equal the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 5% shareholders).
After the conversion and offering, we intend to present the stock option plan to shareholders for approval and to reserve an amount equal to 10.0% of the shares of the new holding company common stock sold in the offering, which is 527,854 shares or 714,160 shares based on the minimum and maximum of the offering range, respectively, for issuance under the new stock option plan, subject to potential adjustment as discussed below if the plan is presented prior to one year after the completion of the conversion and offering. The stock option plan will provide that no individual officer or employee of the new holding company may receive more than 25% of the options available for grant under the new stock option plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options available for grant under the new stock option plan. The exercise price of any options granted under any such plan must be at least equal to the fair market value of the common stock as of the date of grant. Further, options under such plan generally will vest no more rapidly than over a five year period at 20% per year. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to five years following the death, disability or other termination of the optionee’s employment or service as a director. However, failure to exercise incentive stock options within three months after the date on which the optionee’s employment terminates may result in the loss of incentive stock option treatment. If the new stock option plan is adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options under the new plan would generally be limited to 10% of the shares sold in the offering, subject to adjustment as may be required by federal regulations or policy to reflect shares of common stock reserved by existing Prudential Bancorp under the existing stock option plan, so that the total shares reserved for stock options does not exceed 10% of Prudential Bancorp–New’s outstanding shares immediately after the conversion and offering. We have not determined whether we will present the new stock option plan for stockholder approval prior to or more than 12 months after the completion of the conversion.
At the time an option is granted pursuant to the new stock option plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock. The shares reserved for issuance under the new stock option plan may be authorized but previously unissued shares, treasury shares, or shares purchased by the new holding company on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the new stock option plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding.
Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the new holding company at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and the new holding company will be entitled to a deduction in the amount of income so recognized by the optionee.

The following table presents the total value of all stock options expected to be made available for grant under the new stock option plan, based on a range of market prices from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted. The table assumes that we will reserve a number of shares equal to 10% of the shares sold in the offering.

	Value of
Per Share Exercise Price	Per Share Option Value	527,854 Options Granted at Minimum of Range	621,019 Options Granted at Midpoint of Range	714,160 Options Granted at Maximum of Range
		(Dollars in Thousands, Except Per Share Amounts)
$ 8.00	$3.87	$2,042,795	$2,403,344	$2,763,799
10.00	4.84	2,554,813	3,005,732	3,456,534
12.00	5.81	3,066,832	3,608,120	4,149,270
14.00	6.78	3,578,850	4,210,509	4,842,005
Recognition and Retention Plan.   After the conversion and offering, we intend to adopt a stock recognition and retention plan for our directors, officers and employees. The objective of the stock recognition and retention plan will be to enable us to provide directors, officers and employees with a proprietary interest in the new holding company as an incentive to contribute to its success. We intend to present the stock recognition and retention plan to the new holding company’s shareholders for their approval at a meeting of shareholders after the conversion and offering. If the recognition and retention plan is adopted within 12 months following the completion of the conversion, the number of shares available for the grant of stock awards under the new plan would generally be limited to 4% of the shares sold in the offering, subject to adjustment as may be required by federal regulations or policy to reflect shares of common stock reserved by existing Prudential Bancorp under the existing stock recognition and retention plan, so that the total shares available for stock awards does not exceed 4% of Prudential Bancorp–New’s outstanding shares immediately after the conversion and offering. We have not determined whether we will present the new stock recognition and retention plan for stockholder approval prior to or more than 12 months after the completion of the conversion.
The recognition and retention plan will be administered by a committee of Prudential Bancorp–New’s board of directors, which will have the responsibility to invest all funds contributed to the trust created for the stock recognition and retention plan. We will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to 4.0% of the shares of Prudential Bancorp–New common stock sold in the offering, which is 211,141 shares or 285,664 shares based on the minimum and maximum of the offering range, respectively, subject to potential adjustment as discussed below if the plan is presented prior to one year after the completion of the conversion and offering. Shares of common stock granted pursuant to the recognition and retention plan generally will be in the form of restricted stock vesting at a rate to be determined by Prudential Bancorp–New’s board of directors or a board committee. Currently, we expect that shares granted under the recognition and retention plan will vest over a five-year period at a rate no more rapidly than 20% per year. For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares vest. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust. Under the terms of the recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient’s employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted. We will be able to terminate the recognition and retention plan at any time, and if we do so, any shares not allocated will revert to the new holding company. Recipients of grants under the recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than payment of withholding taxes.
The following table presents the total value of all shares expected to be available for restricted stock awards under the new stock recognition and retention plan, based on a range of market prices from $8.00 per share to $14.00 per share. Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors. The table assumes we will reserve a number of shares equal to 4% of the shares sold in the offering.

	Value of
Share Price	211,141 Shares Awarded at Minimum of Range	248,407 Shares Awarded at Midpoint of Range	285,664 Shares Awarded at Maximum of Range
	(Dollars in Thousands)
$ 8.00	$1,689,128	$1,987,256	$2,258,312
10.00	2,111,410	2,484,070	2,856,640
12.00	2,533,692	2,980,884	3,427,968
14.00	2,955,974	3,477,698	3,999,296
Related Party Transactions
In accordance with applicable federal laws and regulations, Prudential Savings Bank offers mortgage loans to its directors, officers and employees as well as members of their immediate families for the financing of their primary residences and certain other loans. These loans are made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to Prudential Savings Bank. Other than as described below, it is the belief of management that these loans neither involve more than the normal risk of collectability nor present other unfavorable features.
At September 30, 2012, two commercial mortgage loans and two lines of credit aggregating approximately $597,103 had been extended to a company in which Mr. Vento’s daughter was a principal. In addition, Prudential Savings Bank also extended a single-family residential mortgage loan to Mr. Vento’s daughter and her spouse which had a principal balance of approximately $160,021 at September 30, 2012. One of the two commercial mortgage loans was more than 90 days delinquent at such date and the other was 60-89 days delinquent. The other three loans were current at September 30, 2012. However, due to the payment history of the loan relationship, all five loans were on non-accrual as of September 30, 2012. During fiscal 2012, the highest aggregate principal balance of the five loans was approximately $769,046, and principal and interest paid was approximately $11,932 and $60,456, respectively. The two commercial mortgage loans bear interest at 7.50%, the residential loan bears interest at 5.0%, one line bears interest at 3.25% and the second line bears interest at 4.25%. All five loans were made on substantially the same terms, including interest rate and collateral as loans with persons not related to Prudential Savings Bank. Prudential Savings Bank currently does not anticipate incurring any loss of principal or interest on the five loans.

BENEFICIAL OWNERSHIP OF COMMON STOCK
The following table sets forth as of            , 2013, certain information as to the common stock beneficially owned by (1) each person or entity, including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who or which was known to us to be the beneficial owner of more than 5% of the issued and outstanding common stock, (2) the directors of existing Prudential Bancorp and (3) all directors and executive officers of existing Prudential Bancorp as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership as of ___________, 2013(1)		Percent of Common Stock
Prudential Mutual Holding Company 1834 West Oregon Avenue Philadelphia, Pennsylvania 19145	7,478,062		74.6%
Directors:
Jerome R. Balka, Esq.	49,492	(2)(3)	*
Joseph R. Corrato	81,189	(2)(4)	*
A. J. Fanelli	37,422	(2)(5)	*
John C. Hosier	22,909	(2)(6)	*
Bruce E. Miller	6,154	(2)	*
Francis V. Mulcahy	39,922	(2)(7)	*
Thomas A. Vento.	163,042	(2)(8)	1.6
Other Named Executive Officer:
David H. Krauter(10)	50,210	(2)(9)	*
All Directors and Executive Officers as a group (11 persons)	510,846	(2)(11)	5.1

*
  Represents less than one percent of existing Prudential Bancorp’s outstanding common stock.
(1)
  Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective individuals. Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.
(2)
  Includes shares held in trust by our RRP which have been awarded to the directors and officers and stock options which have been granted to the directors and officers under our Option Plan and which are exercisable within 60 days of the voting record date as follows:

Name	RRP Shares	Stock Options
Jerome R. Balka, Esq.	2,261	22,615
Joseph R. Corrato	8,800	45,230
A. J. Fanelli	2,261	22,615
John C. Hosier	7,914	8,481
Bruce E. Miller	5,654	—
Francis V. Mulcahy	2,261	22,615
Thomas A. Vento	15,305	90,460
All directors and executive officers as a group (11 persons)	57,456	273,077
(3)
  Includes 5,000 shares held in Mr. Balka’s individual retirement account, 2,000 shares held in Mr. Balka’s 401(k) Plan and 70 shares held by the estate of Helen Klara for whom Mr. Balka is guardian. Also includes 5,000 shares held by the Balka Grandchildren Trust and 500 shares held by the Danielle Thomas Revocable Trust, over which Mr. Balka has voting power and disclaims beneficial ownership.

(4)
  Includes 3,337 shares and 10,709 shares allocated to Mr. Corrato’s accounts in Prudential Savings Bank’s 401(k) Plan and Employee Stock Ownership Plan, respectively, over which Mr. Corrato has voting power and 85 shares held by Mr. Corrato as custodian for his son.
(5)
  Includes 3,400 shares held jointly with Mr. Fanelli’s spouse.
(6)
  Includes 3,121 shares are held in Mr. Hosier’s account in his 401(k) plan.
(7)
  Includes 3,000 shares held by Mr. Mulcahy’s spouse.
(8)
  Includes 23,375 shares and 13,182 shares allocated to Mr. Vento’s accounts in Prudential Savings Bank’s 401(k) Plan and Employee Stock Ownership Plan, respectively, over which Mr. Vento has voting power and 5,373 shares held jointly with Mr. Vento’s spouse.
(9)
  Includes 2,072 shares and 7,761 shares held in Prudential Savings Bank’s 401(k) Plan and Employee Stock Ownership Plan, respectively, over which Mr. Krauter has voting power and 6,145 shares held jointly with Mr. Krauter’s spouse.
(10)
  Mr. Krauter resigned as Vice President and Chief Lending Officer, effective January 31, 2013. Mr. Krauter remains an employee of Prudential Savings Bank and serves in a business development role.
(11)
  The executive officers as a group includes David H. Krauter, who was serving as Vice President and Chief Lending Officer at September 30, 2012. See Note 10, above.

PROPOSED MANAGEMENT PURCHASES
The following table sets forth, for each of our directors and executive officers as of the date of this prospectus and for all of our directors and executive officers as a group, (1) the number of exchange shares to be held upon consummation of the conversion and offering, based upon their beneficial ownership of shares of common stock of Prudential Bancorp as of the date of this prospectus, (2) the proposed purchases of subscription shares, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Prudential Bancorp common stock to be held upon consummation of the conversion and offering, in each case assuming that 6,210,199 shares of our stock are sold, and the exchange ratio is calculated at the midpoint of the offering range. The shares being acquired by these directors and executive officers are being acquired for investment and not for re-sale. At the midpoint of the offering range after completion of the conversion and offering, current directors and executive officers as a group will hold 2.4% of the common stock outstanding.

	Number of New Shares to be Received in Exchange For Existing Shares of Prudential Bancorp(1)(2)	Proposed Purchases of Common Stock		Total Shares of Prudential Bancorp–New Common Stock to be Held
Name		Dollar Amount	Number of Shares	Number of Shares	Percentage of Outstanding Shares
Directors:
James R. Balka, Esq.	22,066	$10,000	1,000	23,066	*	%
Joseph R. Corrato	29,522	20,000	2,000	31,522	*
A.J. Fanelli	12,156	5,000	500	12,656	*
John C. Hosier	11,845	35,000	3,500	15,345	*
Bruce E. Miller	5,052	50,000	5,000	10,052	*
Frances V. Mulcahy	14,209	10,000	1,000	15,209	*
Thomas A. Vento	59,589	70,000	7,000	66,589	*
Executive Officers:
Salvatore Fratanduono	14,085	—	—	14,085	*
Jeffrey T. Hanuscin	3,201	—	—	3,201	*
Jack E. Rothkopf	7,739	—	—	7,739	*
All Directors and Executive Officers as a Group (10 persons)	179,464	$200,000	20,000	199,464	2.4%

*
  Less than 1%
(1)
  Excludes shares which may be received upon the exercise of outstanding and exercisable stock options. Based upon the exchange ratio of 0.8210 of the new holding company shares for each share of Prudential Bancorp common stock at the midpoint of the estimated valuation range, the persons named in the table would have options to purchase our common stock as follows: 23,208 shares for each of Messrs. Balka, Fanelli, Hosier and Mulcahy, and for Messrs. Miller, Vento, Corrato, Fratanduono, Hanuscin and Rothkopf, 11,604, 109,514, 57,500, 23,698, 8,844 and 21,377 shares, respectively.
(2)
  Excludes stock options and awards that may be granted under the proposed new stock option plan and recognition and retention plan if such plans are approved by shareholders at an annual or special meeting of shareholders at least six months following the conversion and offering. See “Management — New Stock Benefit Plans.”

THE CONVERSION AND OFFERING
The Boards of Directors of existing Prudential Bancorp, Prudential Bancorp–New, Prudential Mutual Holding Company and Prudential Savings Bank all have approved the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the depositors of Prudential Savings Bank and the shareholders of existing Prudential Bancorp. Special meetings of the depositors of Prudential Savings Bank and of the shareholders of existing Prudential Bancorp have been called for this purpose. The Pennsylvania Department of Banking approved our application for acquisition of control of Prudential Savings Bank and the related transactions necessary to complete the conversion and offering. In addition, the Federal Reserve Board [has approved] our holding company application, which included a copy of the plan of conversion and reorganization as an exhibit thereto, subject to certain standard commitments on our part. However, such conditional approvals do not constitute recommendations or endorsements of the plan of conversion and reorganization by such agencies.
General
The Boards of Directors of Prudential Bancorp–New, Prudential Mutual Holding Company, existing Prudential Bancorp and Prudential Savings Bank unanimously adopted the plan of conversion and reorganization on June 13, 2013, which was subsequently amended on July 17, 2013 and July 30, 2013.
The second step conversion that we are now undertaking involves a series of transactions by which we will convert our organization from the mutual holding company form to the fully public stock holding company structure. Under the plan of conversion and reorganization, we will convert from the mutual holding company form of organization to the stock holding company form of organization and Prudential Savings Bank will become a wholly owned subsidiary of Prudential Bancorp–New, a newly formed Pennsylvania corporation. Shareholders of existing Prudential Bancorp, other than Prudential Mutual Holding Company, will receive shares of common stock of the new holding company, Prudential Bancorp–New, in exchange for their shares of existing Prudential Bancorp common stock. Following the conversion and offering, existing Prudential Bancorp and Prudential Mutual Holding Company will no longer exist.
The following is a brief summary of the conversion and offering and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available upon request at each office of Prudential Savings Bank. The plan of conversion and reorganization is filed as an exhibit to the registration statement of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission. The plan of conversion and reorganization also is included as an exhibit to our holding company application filed with the Federal Reserve Board. See “Where You Can Find Additional Information.”
Purposes of the Conversion and Offering
Prudential Mutual Holding Company, as a mutual holding company, does not have shareholders and has no authority to issue capital stock. As a result of the conversion and offering, Prudential Savings Bank will be structured in the form used by holding companies of commercial banks, most business entities and most stock savings institutions. The conversion to the fully public form of ownership will remove the uncertainties associated with the mutual holding company structure created by the recently enacted financial reform legislation. The conversion and offering will also be important to our future performance by providing a larger capital base to support our operations. Although existing Prudential Bancorp currently has the ability to raise additional capital through the sale of additional shares of Prudential Bancorp common stock, that ability is limited by the mutual holding company structure which, among other things, requires that Prudential Mutual Holding Company always hold a majority of the outstanding shares of Prudential Bancorp’s common stock.
We are pursuing the conversion and related offering for the following reasons:
•
  Conversion to the fully public form of ownership will remove the uncertainties associated with the mutual holding company structure. We believe that the conversion and offering will result in a more familiar and flexible form of corporate organization and will better position us to continue to meet all current and future regulatory requirements, including regulatory capital requirements which may be imposed on savings and loan holding companies such as Prudential Bancorp–New, and, in light of the portion of the net proceeds of the offering to be retained by the new stock-form holding company, will facilitate the ability of Prudential Bancorp–New to serve as a source of strength for Prudential Savings Bank.
•
  The number of our outstanding shares of common stock after the conversion and offering will be greater than the current number of shares of existing Prudential Bancorp common stock held by the public shareholders. We expect this will facilitate development of a more active and liquid trading market for our common stock. See “Market for Our Common Stock.”
•
  The additional funds resulting from the offering will support continued growth, provide increased lending capability as well as increase our capital (although Prudential Savings Bank is deemed to be “well-capitalized”).
In light of the foregoing, the Boards of Directors of Prudential Mutual Holding Company, existing Prudential Bancorp and Prudential Savings Bank as well as Prudential Bancorp–New believe that it is in the best interests of such companies, the depositors and other customers of Prudential Savings Bank and shareholders of existing Prudential Bancorp to continue to implement our business strategy, and that the most feasible way to do so is through the conversion and offering.
Description of the Conversion and Offering
The conversion and offering will result in the elimination of the mutual holding company, the creation of a new stock holding company which will own all of the outstanding shares of Prudential Savings Bank, the exchange of shares of common stock of existing Prudential Bancorp by public shareholders for shares of the new stock form holding company, the issuance and sale of shares of common stock to depositors of Prudential Savings Bank and others in the offering. The conversion and offering will be accomplished through a series of substantially simultaneous and interdependent transactions as follows:
•
  Prudential Mutual Holding Company will convert from mutual to stock form and simultaneously merge with and into existing Prudential Bancorp, pursuant to which the mutual holding company will cease to exist and the shares of existing Prudential Bancorp common stock held by the mutual holding company will be canceled; and
•
  Existing Prudential Bancorp then will merge with and into the Prudential Bancorp–New with Prudential Bancorp–New being the survivor of such merger.
As a result of the above transactions, Prudential Savings Bank will become a wholly owned subsidiary of Prudential Bancorp–New, and the outstanding shares of existing Prudential Bancorp common stock will be converted into shares of Prudential Bancorp–New common stock pursuant to the exchange ratio, which will result in the public shareholders owning in the aggregate the same percentage of the existing Prudential Bancorp–New common stock to be outstanding upon the completion of the conversion and offering as the percentage of existing Prudential Bancorp common stock owned by them in the aggregate immediately prior to consummation of the conversion and offering, as adjusted for the assets of Prudential Mutual Holding Company, before giving effect to (a) the payment of cash in lieu of issuing fractional exchange shares, and (b) any shares of common stock purchased by public shareholders in the offering.
Consummation of the conversion and offering is conditioned upon the approval of the plan of conversion and reorganization by (1) a majority of the total number of votes eligible to be cast by depositors of Prudential Savings Bank at the special meeting of depositors, (2) holders of at least two-thirds of the shares of the outstanding existing Prudential Bancorp common stock at the special meeting of shareholders and (3) a majority of the outstanding shares of existing Prudential Bancorp common stock, excluding shares owned by Prudential Mutual Holding Company, at the special meeting of shareholders.

Effect of the Conversion and Offering on Public Shareholders
The plan of conversion and reorganization provides that the public shareholders of existing Prudential Bancorp will be entitled to exchange their shares of common stock for common stock of the new holding company. Each publicly held share of existing Prudential Bancorp common stock will, on the date of completion of the conversion and offering, be automatically converted into and become the right to receive a number of shares of common stock of the new holding company determined pursuant to the exchange ratio, which we refer to as the “exchange shares.” The public shareholders of existing Prudential Bancorp common stock will own the same percentage of common stock in the new holding company after the conversion and offering as they held in existing Prudential Bancorp prior to the completion of the conversion, as adjusted for the assets of Prudential Mutual Holding Company and subject to any additional shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares.
Based on the independent valuation, the 74.8% of the outstanding shares of existing Prudential Bancorp common stock held by Prudential Mutual Holding Company as of the date of the independent valuation and the 25.2% public ownership interest of existing Prudential Bancorp (in each case, as adjusted for the assets of Prudential Mutual Holding Company), the following table sets forth, at the minimum, midpoint, maximum, and adjusted maximum of the offering range:
•
  the total number of shares of common stock to be issued in the conversion and offering;
•
  the total shares of common stock outstanding after the conversion and offering;
•
  the exchange ratio; and
•
  the number of shares an owner of 100 shares of existing Prudential Bancorp common stock will receive in the exchange, adjusted for the number of shares sold in the offering, and the assumed value of each of such shares.

	Shares to be sold in the offering		Shares of Prudential Bancorp–New stock to be issued in exchange for Existing Prudential Bancorp common stock		Total shares of Prudential Bancorp–New common stock to be outstanding after the Conversion(1)	Exchange Ratio	100 shares of Existing Prudential Bancorp common stock would be exchanged for the following number of shares of Prudential Bancorp–New(2)	Equivalent Per Share Value(3)
	Amount	Percent	Amount	Percent
Minimum	5,278,542	74.82%	1,776,458	25.18%	7,055,000	0.6979	69	$6.98
Midpoint	6,210,199	74.82	2,089,801	25.18	8,300,000	0.8210	82	8,21
Maximum	7,141,602	74.82	2,403,398	25.18	9,545,000	0.9442	94	9.44

(1)
  Valuation and ownership ratios reflect the dilutive impact of Prudential Mutual Holding Company’s assets upon completion of the conversion. See “Impact of Prudential Mutual Holding Company’s Assets on Public Stock Ownership.”
(2)
  Cash will be paid instead of issuing any fractional shares.
(3)
  Represents the value of shares of Prudential Bancorp–New to be received by a holder of one share of existing Prudential Bancorp common stock at the exchange ratio, assuming a value of $10.00 per share.
As indicated in the table above, the exchange ratio ranges from a minimum of 0.6979 to a maximum of 0.9442 shares of Prudential Bancorp–New common stock for each share of existing Prudential Bancorp common stock. Shares of Prudential Bancorp–New common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of existing Prudential Bancorp common stock at the time of the exchange, the initial market value of the Prudential Bancorp–New common stock that existing Prudential Bancorp shareholders receive in the share exchange could be less than the market value of the existing Prudential Bancorp common stock that such persons currently own. If the conversion and offering is completed at the minimum of the offering range, each share of existing Prudential Bancorp would be converted into 0.6979 shares of Prudential Bancorp–New common stock with an initial value of $6.98 based on the $10.00 offering price in the conversion. This compares to the closing sale price of $______ per share price for existing Prudential Bancorp common stock

on            , 2013, as reported on the Nasdaq Global Market. In addition, as discussed in “—  Effect on Shareholders’ Equity per Share of the Shares Exchanged” below, pro forma stockholders’ equity following the conversion and offering will range between $107.3 million and $124.1 million at the minimum and the maximum of the offering range, respectively.
Ownership of Prudential Bancorp–New After the Conversion and Offering
The following table shows information regarding the shares of common stock that Prudential Bancorp–New will issue in the conversion and offering. The table also shows the number of shares that will be owned by existing Prudential Bancorp public shareholders at the completion of the conversion and offering who will receive the new holding company’s common stock in exchange for their shares of existing Prudential Bancorp common stock. The number of shares of common stock to be issued is based, in part, on our independent appraisal.

	5,278,542 shares issued at minimum of offering range		6,210,199 shares issued at midpoint of offering range		7,141,602 shares issued at maximum of offering range
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Purchasers in the stock offering	5,278,542	74.8%	6,210,199	74.8%	7,141,602	74.8%
Existing Prudential Bancorp public shareholders in the exchange	1,776,458	25.2	2,089,801	25.2	2,403,398	25.2
Total shares outstanding after the conversion and offering	7,055,000	100.0%	8,300,000	100.0%	9,545,000	100.0%
Effects of the Conversion and Offering on Depositors and Borrowers
General.   Prior to the conversion and offering, each depositor of Prudential Savings Bank has both a deposit account in the institution and a pro rata ownership interest in the net worth of Prudential Savings Bank based upon the balance in his account, which interest may only be realized in the event of a liquidation of Prudential Savings Bank. However, this ownership interest is tied to the depositor’s account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of Prudential Savings Bank, which is lost to the extent that the balance in the account is reduced or closed.
Consequently, the depositors in a stock subsidiary of a mutual holding company normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that Prudential Savings Bank is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Prudential Savings Bank after other claims are paid.
Continuity.   While the conversion and offering are being accomplished, the normal business of Prudential Savings Bank of accepting deposits and making loans will continue without interruption. Prudential Savings Bank will continue to be subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. After the conversion and offering, Prudential Savings Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.
The current board of directors of existing Prudential Bancorp is composed of the same individuals who serve on the boards of directors of Prudential Mutual Holding Company and Prudential Savings Bank. The directors of the new holding company after the conversion and offering will be the current directors of existing Prudential Bancorp. The senior management of Prudential Bancorp–New after the conversion and offering will consist of the current members of existing Prudential Bancorp’s senior management.
Effect on Deposit Accounts.   Under the plan of conversion and reorganization, each depositor in Prudential Savings Bank at the time of the conversion and offering will automatically continue as a depositor after the conversion and offering, and each of the deposit accounts will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the accounts are withdrawn to purchase common stock to be issued in the offering. Each account will continue to be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion and offering. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.
Effect on Loans.   No loan outstanding from Prudential Savings Bank will be affected by the conversion and offering, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the conversion and offering.
Tax Effects.   We have received an opinion of counsel or tax advisor with regard to federal and state income taxation which indicates that the adoption and implementation of the plan of conversion and reorganization described herein will not be taxable for federal or state income tax purposes to existing Prudential Bancorp, Prudential Mutual Holding Company, the public shareholders, or the eligible account holders, supplemental eligible account holders or other depositors, except as discussed below. See “— Tax Aspects” below and “Risk Factors.”
Effect on Liquidation Rights.   If Prudential Mutual Holding Company was to liquidate, all claims of Prudential Mutual Holding Company’s creditors would be paid first. Thereafter, if there were any assets remaining, depositors of Prudential Savings Bank would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Prudential Savings Bank immediately prior to liquidation. In the unlikely event that Prudential Savings Bank was to liquidate after the conversion and offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the “liquidation account” to certain depositors (see “— Liquidation Rights” below), with any assets remaining thereafter distributed to Prudential Bancorp–New as the holder of Prudential Savings Bank’s capital stock. A merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.
The Offering
Subscription Offering.   In accordance with the plan of conversion and reorganization, non-transferable rights to subscribe for common stock in the subscription offering have been granted under the plan of conversion and reorganization to the following persons in the following order of descending priority:
•
  eligible account holders,
•
  our employee stock ownership plan,
•
  supplemental eligible account holders, and
•
  other depositors, that is depositors of Prudential Savings Bank as of the close of business on            , 2013 and who are not eligible account holders or supplemental eligible account holders.
All subscriptions received will be subject to the availability of common stock after satisfaction of subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and reorganization and as described below under “— Limitations on Common Stock Purchases.” We sometimes refer to the shares of the new holding company common stock to be sold in the offering at the $10.00 per share purchase price as the “subscription shares.”
Priority 1: Eligible Account Holders.   Each Prudential Savings Bank depositor with aggregate account balances of at least $50 (a “qualifying deposit”) at the close of business on December 31, 2011 will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for, in the subscription offering, up to the greater of:
•
  $1.0 million of common stock (which equals 100,000 shares); or

•
  15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the eligible account holder’s qualifying deposit and the denominator of which is the total amount of qualifying deposits of all eligible account holders, in each case as of the close of business on the eligibility record date, December 31, 2011, subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.”
If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing eligible account holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amount of their respective qualifying deposit bears to the total amount of qualifying deposits of all subscribing eligible account holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. In the event of an over-subscription, the subscription rights of eligible account holders who are also directors or officers of Prudential Mutual Holding Company, existing Prudential Bancorp or Prudential Savings Bank and their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to their increased deposits in the year preceding December 31, 2011.
To ensure proper allocation of shares of our common stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2011. In the event of an oversubscription, failure to list an account or providing incomplete or incorrect information could result in fewer shares being allocated than if all information had been properly disclosed.
Priority 2: Employee Stock Ownership Plan.   The employee stock ownership plan will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 8.0% of the common stock of Prudential Bancorp–New to be outstanding after the conversion and offering, less the number of shares previously acquired by the employee stock ownership plan, as adjusted. The employee stock ownership plan intends to purchase a number of shares of Prudential Bancorp–New equal to 4.0% of the shares sold in the offering, or 248,407 shares based on the midpoint of the offering range. When combined with shares previously acquired by the employee stock ownership plan, as adjusted for the exchange ratio, the employee stock ownership plan will have acquired a number of shares equal to approximately 7.5% of the to be outstanding shares of common stock Prudential Bancorp–New. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and community offering, including subscriptions of any of Prudential Savings Bank’s directors, officers, employees or associates. See “Management — New Stock Benefit Plans — Employee Stock Ownership Plan.” Alternatively, our employee stock ownership plan may purchase some or all of the shares of Prudential Bancorp–New common stock that it intends to purchase in the open market after the offering is completed, subject to the receipt of approval of non-objection from the Federal Reserve Board, if required.
Priority 3: Supplemental Eligible Account Holders.   Each Prudential Savings Bank depositor with aggregate account balances of at least $50 at the close of business on            , 2013 will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for, in the subscription offering, up to the greater of:
•
  $1.0 million of common stock (which equals 100,000 shares); or
•
  15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the supplemental eligible account holder’s qualifying deposit and the denominator of which is the total amount of qualifying deposits of all supplemental eligible account holders, in each case as of the close of business on the supplemental eligibility record date,            , 2013, subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.”
If there are not sufficient shares available to satisfy all subscriptions of supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposit bears to the total amount of qualifying deposits of all such subscribing supplemental eligible account holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.
To ensure proper allocation of common stock, each supplemental eligible account holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at            , 2013. In the event of oversubscription, failure to list an account or providing incorrect or incomplete information could result in fewer shares being allocated than if all information had been properly disclosed.
Priority 4: Other Depositors.   To the extent that there are shares remaining after satisfaction of subscriptions by eligible account holders, the employee stock ownership plan and supplemental eligible account holders, each other depositor of Prudential Savings Bank as of the close of business on            , 2013 will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for, in the subscription offering, up to $_____ of common stock (which equals ____ shares); subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.”
In the event the other depositors subscribe for a number of shares which, when added to the shares subscribed for by eligible account holders, the employee stock ownership plan and supplemental eligible account holders, is in excess of the total number of shares of common stock offered, shares first will be allocated so as to permit each subscribing other depositor to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among subscribing other depositors whose subscriptions remain unfilled on a pro rata basis in the same proportion as each such other depositor’s subscription bears to the total subscriptions of all such other depositors, provided that no fractional shares shall be issued.
To ensure proper allocation of common stock, each other depositor must list on the stock order form all accounts in which he or she had an ownership interest at            , 2013. In the event of an oversubscription, failure to list an account or providing incorrect or incomplete information could result in fewer shares being allocated than if all information had been disclosed.
Expiration Date for the Subscription Offering.   The subscription offering will expire at 4:00 p.m., Eastern Time, on            , 2013, unless we extend the offering up to 45 days or additional periods, with the approval of the Federal Reserve Board, if required. We may extend the subscription offering until            , 2013, without additional notice to you.
Community Offering.   To the extent that shares remain available for purchase after satisfaction of all subscriptions of eligible account holders, the employee stock ownership plan, supplemental eligible account holders and other depositors, we may elect to offer shares pursuant to the plan of conversion and reorganization to certain members of the public, with preference given first to natural persons and trusts of natural persons who are residents of Philadelphia County or Delaware County, Pennsylvania (“community residents”), then to public shareholders of existing Prudential Bancorp as of            , 2013 and finally to members of the general public. Such persons may purchase up to $1.0 million of common stock (which is equal to 100,000 shares); subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.” The opportunity to subscribe for shares of common stock in the community offering will be subject to our right in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the offering expiration date.
If there are not sufficient shares available to fill the orders of community residents in the community offering, available shares will be allocated first to each community resident whose order is accepted by us, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such subscriber, if possible. Thereafter, available shares will be allocated among the community residents whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If oversubscription is due to orders of public shareholders or the general public, shares will be allocated by applying the same allocation described above.
The community offering, if any, may commence simultaneously with, during or subsequent to the completion of the subscription offering and is expected to conclude at the same time as the subscription offering. The community offering must be completed within 45 days after the completion of the subscription offering unless otherwise extended, with the approval of the Federal Reserve Board, if required.
In determining whether a person is a community resident and thus is eligible for priority treatment, we will consider whether he or she occupies a dwelling in Delaware County or Philadelphia County, Pennsylvania, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.
Syndicated Community Offering or Firm Commitment Underwritten Public Offering.   The plan of conversion and reorganization provides that, if feasible, shares of common stock not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated community offering or an underwritten public offering. If a syndicated community offering or firm commitment underwritten offering is held, Sandler O’Neill & Partners, L.P. will serve as sole book-running manager. In the event that shares of common stock are sold in a syndicated or firm commitment underwritten offering, we will pay fees of 5.5% of the aggregate amount of common stock sold in the syndicated community offering or firm commitment underwritten offering to Sandler O’Neill & Partners, L.P. and any other broker–dealers or underwriters included in the syndicated community offering or firm commitment underwritten offering.
In the event of a firm commitment underwritten offering, the proposed underwriting agreement will not be entered into between Sandler O’Neill & Partners, L.P., Prudential Bancorp–New, existing Prudential Bancorp, Prudential Savings Bank and Prudential Mutual Holding Company until immediately prior to the completion of the underwritten offering. At that time, Sandler O’Neill & Partners, L.P. and any other underwriters included in the firm commitment underwritten offering will represent that they have received sufficient indications of interest to complete the offering. Pursuant to the terms of the underwriting agreement, and subject to certain customary provisions and conditions to closing, upon execution of the underwriting agreement, Sandler O’Neill & Partners, L.P. and any other underwriters will be obligated to purchase all the shares subject to the firm commitment underwritten offering.
In the event of a syndicated community offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of order forms and the submission of funds directly to Prudential Savings Bank for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Prudential Savings Bank or wire transfers). See “— Procedure for Purchasing Shares in the Subscription and Community Offerings.” Sweep-arrangements and delivery versus payment settlement will only be used in a syndicated offering to the extent consistent with Rules 10b-9 and 15c2-4 and then-existing guidance and interpretations thereof of the Securities and Exchange Commission regarding the conduct of “min/max” offerings.
If for any reason we cannot effect a syndicated community offering or firm commitment underwritten offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.
Execution of Orders.   We will not execute orders until at least the minimum number of shares of common stock (5,278,542 shares) have been subscribed for or otherwise sold. If the minimum number of shares have not been subscribed for or sold by            , 2013, unless such period is extended with the consent of the Federal Reserve Board, if required, all funds received in the offering will be returned promptly to the subscribers with interest, and all deposit account withdrawal authorizations will be canceled. If an extension beyond            , 2013 is granted, we will notify subscribers of the extension of time and subscribers will have the right to confirm, modify or rescind their subscriptions. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorization will be canceled.

How We Determined the Price Per Share, the Offering Range and the Exchange Ratio
The plan of conversion and reorganization requires that the aggregate purchase price of our common stock must be based on the appraised pro forma market value of the common stock, as determined on the basis of an independent valuation. We have retained FinPro to make such valuation. For its services in making such appraisal, FinPro will receive a fee of $40,000 (plus an additional $6,000 for each appraisal update), plus reasonable documented out-of-pocket expenses which will not exceed $5,000 without our prior approval. We have agreed to indemnify FinPro and its employees and affiliates against certain losses, arising out of its services as appraiser.
Consistent with Federal appraisal guidelines, the independent appraisal applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by FinPro to be comparable to us, subject to valuation adjustments applied by FinPro to account for differences between ourselves and the peer group. The peer group analysis conducted by FinPro included a total of 10 publicly traded financial institutions with median assets of $674.6 million and market capitalizations of at least $40.0 million and averaging $89.3 million as of June 6, 2013. The peer group is comprised of publicly traded thrifts all selected based on asset size, market area and operating strategy. In preparing its appraisal, FinPro considered both the price-to-earnings approach and the price-to-book and price-to-tangible book value approaches and placed a lesser emphasis on the price-to-assets approach in estimating pro forma market value. FinPro’s appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”
The appraisal has been prepared by FinPro in reliance upon the information contained in this prospectus, including the financial statements. FinPro also considered the following factors, among others:
•
  our present and projected operating results and financial condition and the economic and demographic conditions in Prudential Savings Bank’s existing market area;
•
  certain historical, financial and other information;
•
  a comparative evaluation of our operating and financial statistics compared to with those of other similarly situated publicly-traded companies located in Pennsylvania and the Mid-Atlantic and New England regions of the United States;
•
  the aggregate size of the offering of Prudential Bancorp–New common stock;
•
  the impact of the conversion on our net worth and earnings potential;
•
  our proposed dividend policy; and
•
  the trading market for our common stock and securities of comparable companies and general conditions in the market for such securities.
In determining the amount of the appraisal, FinPro reviewed existing Prudential Bancorp’s price/earnings, price/book and price/assets ratios on a pro forma basis giving effect to the net conversion proceeds to the comparable ratios for a peer group consisting of 10 holding companies of thrift institutions. The peer group included companies with:
•
  median assets of $674.6 million;
•
  median non-performing assets of 1.91% of total assets;
•
  median tangible equity of 14.25% of tangible assets; and
•
  median price/trailing 12 months earnings ratios equal to 19.74x and ranging from 12.43x to 34.41x.

FinPro’s independent valuation also utilized certain assumptions as to our pro forma earnings after the conversion and offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.
In light of changes in the market since the initial valuation, FinPro prepared an updated valuation dated July 24, 2013. FinPro has advised us that, as of July 24, 2013, the estimated pro forma market value, or valuation range, of our common stock, including subscription shares and exchange shares issued to public shareholders of existing Prudential Bancorp, ranged from a minimum of $70.6 million to a maximum of $95.5 million, with a midpoint of $83.0 million. The boards of directors of existing Prudential Bancorp, Prudential Bancorp–New and Prudential Savings Bank have decided to offer the shares for a price of $10.00 per share. FinPro has advised us that, based on the board establishing the parameters that the ownership interests of public shareholders be preserved in the second step transaction that as of July 24, 2013, the exchange ratio ranged from a minimum of 0.6979 to a maximum of 0.9442 with a midpoint of 0.8210 shares of the new holding company’s common stock per share of currently issued existing Prudential Bancorp common stock. The number of shares offered will be equal to the aggregate offering price divided by the price per share. Based on the valuation range, the percentage of existing Prudential Bancorp common stock owned by existing Prudential Mutual Holding Company and the $10.00 price per share, the minimum of the offering range is 5,278,542 shares, the midpoint of the offering range is 6,210,199 shares, the maximum of the offering range is 7,141,602 shares. FinPro’s independent valuation will be updated before we complete our conversion and offering.
The following table presents a summary of selected pricing ratios for Prudential Bancorp–New, for the peer group and for all fully converted publicly traded savings banks and savings associations. The figures for Prudential Bancorp–New are from FinPro’s appraisal report and they thus do not correspond exactly to the ratios presented in the “Pro Forma Data” section of this prospectus. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicate a premium of 99.50% on a price-to-earnings basis and a discount of 15.84% and 17.20%, respectively, on a price-to-book basis and price-to-tangible book basis.

	Price to Earnings Multiple(2)		Price to LTM Core Earnings Multiple		Price to Book Value Ratio(3)	Price to Tangible Book Value Ratio(3)
Prudential Bancorp–New (pro forma)(1):
Minimum	30.30	x	250.00	x	66.40%	66.40%
Midpoint	35.71		333.33		72.41	72.41
Maximum	41.67		500.00		77.58	77.58
Maximum, as adjusted
Peer group companies as of July 24, 2013:
Average	24.06		29.51		95.71	104.52
Median	20.89		20.23		92.18	93.69

(1)
  The ratios for Prudential Bancorp–New are based upon earnings and book values at or for the twelve months ended June 30, 2013.
(2)
  Peer group ratios are based on earnings for the most recent twelve months  available on July 24, 2013, and share prices as of July 24, 2013.
(3)
  Peer group ratios are based on the most recent book value available on July 24, 2013 and share prices as of July 24, 2013.
At the midpoint of the appraisal, our pro forma price to earnings and price to book ratios were 35.71x and 72.41%, respectively, compared to median ratios for the peer group of 20.89x and 93.69%, respectively.

The boards of directors of Prudential Bancorp–New, existing Prudential Bancorp, Prudential Mutual Holding Company and Prudential Savings Bank reviewed FinPro’s appraisal report, including the methodology and the assumptions used by FinPro and determined that the offering range was reasonable and adequate. Our boards of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.6979 to a maximum of 0.9442 exchange shares for each current share of existing Prudential Bancorp common stock, with a midpoint of 0.8210. Based upon this exchange ratio, we expect to issue between 1,776,458 and 2,403,398 exchange shares to the holders of existing Prudential Bancorp common stock outstanding immediately prior to the completion of the conversion and offering. The estimated offering range and the exchange ratio may be amended with the approval of the Federal Reserve Board, if required, or if necessitated by subsequent developments in our financial condition or market conditions generally. In the event the appraisal is updated so that our estimated pro forma market value is below $52.8 million or above $71.4 million, the maximum of the offering range such appraisal will be filed with the Securities and Exchange Commission by post-effective amendment.
FinPro’s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. FinPro did not independently verify the financial statements and other information provided by us, nor did FinPro value independently our assets or liabilities. The valuation considers us as a going concern and should not be considered as an indication of our liquidation value. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing subscription shares or receiving exchange shares will thereafter be able to sell such shares at prices at or above the purchase price of $10.00 per share or in the range of the foregoing valuation of the pro forma market value thereof.
We will not make any sale of shares of common stock or issue any exchange shares unless prior to such sale or exchange, FinPro confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the pro forma market value of our common stock as of the consummation of the conversion and offering is materially incompatible with the estimated pro forma market value of Prudential Bancorp–New common stock reflected in the updated valuation prepared by FinPro as of July 24, 2013. If such is not the case, a new offering range may be set, a new exchange ratio may be determined based upon the new offering range, a new subscription and community offering and/or syndicated community offering or underwritten public offering may be held or such other action may be taken as we determine and the Federal Reserve Board may permit or require.
Depending upon market or financial conditions, the total number of shares of common stock to be issued may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price of $10.00 per share is not below the minimum or above the maximum of the offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the offering range or above the maximum of such range, we will notify subscribers and return the amount they have submitted with their orders, with interest at our passbook savings rate of interest, or cancel their withdrawal authorization. In such event we may terminate the conversion and offering or, alternatively, we may establish a new offering range. In the event that we establish a new offering range, we will resolicit orders from subscribers. Any change in the offering range may have to be approved by the Federal Reserve Board. Any change in the number of shares of common stock will result in a corresponding change in the number of exchange shares, so that upon completion of the conversion and offering the exchange shares will represent approximately 74.8% of our total outstanding shares of common stock.
An increase in the number of shares of common stock as a result of an increase in the offering range would decrease both a subscriber’s ownership interest and our pro forma net earnings and stockholders’ equity on a per share basis while increasing pro forma net earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber’s ownership interest and our pro forma net earnings and stockholders’ equity on a per share basis while decreasing pro forma net earnings and stockholders’ equity on an aggregate basis.

Limitations on Common Stock Purchases
The plan of conversion and reorganization includes the following limitations on the number of shares of common stock which may be purchased:
(1)
  No less than 25 shares of common stock may be purchased;
(2)
  Each eligible account holder may subscribe for and purchase in the subscription offering up to the greater of (a) $1.0 million of common stock sold (which is equal to 100,000 shares) or (b) 15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders, in each case as of the close of business on the eligibility record date, December 31, 2011, subject to the overall limitations in clauses 7 and 8 below;
(3)
  Any purchase of shares by the employee stock ownership plan in the offering is limited to an amount which, when aggregated with shares previously purchased by the employee stock ownership plan in 2005, will not exceed an aggregate of 8.0% of the shares of common stock to be outstanding upon the completion of the conversion and offering;
(4)
  Each supplemental eligible account holder may subscribe for and purchase in the subscription offering up to the greater of (a) $1.0 million of common stock (which is equal to 100,000 shares) or (b) 15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders, in each case as of the close of business on the supplemental eligibility record date,            , 2013, subject to the overall limitations in clauses 7 and 8 below;
(5)
  Each other depositor, that is any depositor of Prudential Savings Bank as of the close of business on            , 2013, may subscribe for and purchase in the subscription offering up to $1.0 million of common stock (which is equal to 100,000 shares), subject to the overall limitations in clauses 7 and 8 below;
(6)
  Each person purchasing shares in the community offering or syndicated community offering may subscribe for and purchase up to $1.0 million of common stock (which is equal to 100,000 shares), subject to the overall limitations in clauses 7 and 8 below;
(7)
  Except for the employee stock ownership plan, the maximum number of shares of common stock subscribed for or purchased in all categories of the offering by any person, together with associates of and groups of persons acting in concert with such person, shall not exceed 260,000 shares of common stock, subject to the limitation in clause 8 below);
(8)
  In addition, the maximum number of shares of common stock that may be subscribed for or purchased in all categories of the offering by any public shareholder of existing Prudential Bancorp, together with associates of and groups of persons acting in concert with such shareholder, when combined with any exchange shares to be received by the shareholder and his associates, may not exceed 9.9% of the total shares of common stock outstanding upon completion of the conversion and offering. However, public shareholders will not be required to sell any shares of existing Prudential Bancorp common stock or be limited from receiving any exchange shares or be required to divest themselves of any exchange shares as a result of this limitation.
(9)
  No more than 26% of the total number of shares sold in the offering may be purchased by directors and officers of Prudential Savings Bank and their associates in the aggregate, excluding purchases by the employee stock ownership plan.
We may, in our sole discretion, increase or decrease the individual or aggregate purchase limitations of the shares of common stock sold in the offering up to 5.0% of the shares of common stock sold in the offering. We do not intend to increase the maximum purchase limitation unless market conditions warrant.

If we decide to increase the purchase limitation(s), persons who subscribed for the maximum number of shares of common stock in the subscription offering will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.
In the event that we increase the maximum purchase limitation to 5.0% of the shares sold in the offering, we may increase the maximum purchase limitation(s) to 9.99%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering. Any such requests to purchase additional shares will be determined by us in our sole discretion.
No person, together with associates of, and those acting in concert with, such person, may purchase more than the aggregate purchase limit of 260,000 shares of our common stock. The term “acting in concert” is defined in the plan of conversion and reorganization to mean  (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (2) a combination or pooling of voting or other interest in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships, the fact that persons reside at the same address or that such persons have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of conversion and reorganization, our directors are not deemed to be acting in concert solely by reason of their board membership.
The term “associate” of a person is defined to mean (a) any corporation or other organization, other than Prudential Mutual Holding Company, existing Prudential Bancorp or Prudential Savings Bank or a majority-owned subsidiary of Prudential Savings Bank or existing Prudential Bancorp, of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (b) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any of our tax-qualified employee stock benefit plans in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of Prudential Bancorp–New or Prudential Savings Bank or any of their subsidiaries. In addition, joint account relationships and common addresses will be taken into account in applying the overall purchase limitations. Persons having the same address or exercising subscription rights through qualifying accounts registered to the same address generally will be assumed to be associates of, and acting in concert with, each other. We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert. Furthermore, we have the right, in our sole discretion, to reject any order submitted by a person whose representations we believe to be false or who we believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent the terms and conditions of the plan of conversion and reorganization.

Plan of Distribution; Selling Agent and Underwriter Compensation
Subscription and Community Offerings.   To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority. Sandler O’Neill & Partners, L.P. will assist us on a best efforts basis in the subscription and community offerings by:
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  consulting as to the financial and marketing implications of the plan of conversion and reorganization;
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  reviewing with our board of directors the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;
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  reviewing all offering documents, including this prospectus and any prospectus related to a syndicated or firm commitment underwritten offering, stock order forms and related offering materials;
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  assisting in the design and implementation of a marketing strategy for the offering;
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  assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and
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  providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offerings.
For these services, Sandler O’Neill & Partners, L.P. will receive a fee of: (i) 1.0% of the aggregate dollar amount of all shares of common stock sold in the subscription offering; and (ii) 3.0% of the aggregate dollar amount of all shares of common stock sold in the community offering. No fee will be payable to Sandler O’Neill & Partners, L.P. with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans, and no sales fee will be payable with respect to the exchange shares.
Additionally we have agreed to reimburse Sandler O’Neill & Partners, L.P., regardless of whether the offering is consummated, for its reasonable and documented expenses incurred in connection with the offering, including, without limitation, legal fees and expenses, advertising, syndication and travel expenses, up to a maximum aggregate amount of $100,000; provided, however, that if a syndicated or firm commitment underwritten offering is undertaken, this expense cap will be increased to $150,000.
Syndicated or Firm Commitment Underwritten Offering.   In the event that shares of common stock are sold in a syndicated or firm commitment underwritten offering, we will pay a fee of 5.5% of the aggregate dollar amount of common stock sold in the syndicated or firm commitment underwritten offering to Sandler O’Neill & Partners, L.P. as the sole book-running manager in the syndicated or firm commitment underwritten offering. If all shares of common stock were sold in the syndicated or firm commitment underwritten offering, the selling agent and underwriters’ commissions would be approximately $2.7 million, $3.2 million and $3.7 million at the minimum, midpoint and maximum levels of the offering, respectively.
Records Management
We have also engaged Sandler O’Neill & Partners, L.P. as records management agent in connection with the conversion and the subscription and community offerings. In its role as records management agent, Sandler O’Neill & Partners, L.P., will assist us in the offering in the:
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  consolidation of deposit accounts and vote calculations;
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  design and preparation of proxy and stock order forms;
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  organization and supervision of the Stock Information Center;
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  proxy solicitation and other services for our special meeting of members; and
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  preparation and processing of other documents related to the stock offering.

For its services hereunder, we have agreed to pay Sandler O’Neill a fee of $20,000, with $10,000 payable upon execution of our engagement of Sandler O’Neill and the remaining $10,000 payable upon the mailing of the offering and proxy materials. Additionally, we have agreed to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable and documented out-of-pocket expenses incurred in connection with its engagement records management agent, regardless of whether the offering is consummated, including, without limitation, travel, lodging, meals, telephone, postage, community meeting expenses and other similar expenses, up to a maximum of $30,000.
Indemnity
We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.
Lock-up Agreements
We and each of our directors and executive officers have agreed that during the period beginning on the date of this prospectus and ending 90 days after the closing of the offering, without the prior written consent of Sandler O’Neill & Partners, L.P. directly or indirectly, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of existing Prudential Bancorp or Prudential Bancorp–New stock or any securities convertible into or exchangeable or exercisable for Prudential Bancorp or Prudential Bancorp–New stock, whether owned on the date of the prospectus or acquired after the date of the prospectus or with respect to which we or any of our directors or executive officers has or after the date of the prospectus acquires the power of disposition or file any registration statement under the Securities Act of 1933, as amended. with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Prudential Bancorp or Prudential Bancorp–New stock, whether any such swap or transaction is to be settled by delivery of stock or other securities in cash or otherwise. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the restricted period and ends on the last day of the restricted period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period the restrictions set forth above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or event related to us occurs.
Solicitation of Offers by Officers and Directors
Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Prudential Savings Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock with respect to the subscription offering and the community offering will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Procedure for Purchasing Shares in the Subscription and Community Offerings
Use of Order Forms.   To purchase shares of common stock in the subscription offering and community offering, you must submit a properly completed original stock order form and remit full payment. Incomplete stock order forms or stock order forms that are not signed are not required to he accepted. We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) before 4:00 p.m. Eastern Time, on            , 2013. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without submitting full payment or without appropriate deposit account withdrawal instructions. We are not required to notify purchasers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so.
You may submit your stock order form and payment by mail using the stock order reply envelope provided or by overnight delivery to our Stock Information Center at the indicated address on the order form. Stock order forms may only be hand-delivered to the Prudential Bancorp, Inc. Stock Information Center located at 1722 South Broad Street, Philadelphia, Pennsylvania. Stock order forms will not be accepted at our other Prudential Savings Bank offices. Please do not mail stock order forms to Prudential Savings Bank. Once tendered a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the offering.
If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.
By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Prudential Savings Bank or any federal or state government and that you received a copy of this prospectus. However, signing the stock order form will not cause you to waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.
Payment for Shares.   Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:
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  Personal check, bank check or money order made payable directly to “Prudential Bancorp, Inc.”; or
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  Authorization of withdrawal from a Prudential Savings Bank deposit account.
Appropriate means for designating withdrawals from deposit accounts at Prudential Savings Bank are provided on the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the applicable contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock during the offering: however if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the current passbook savings rate subsequent to the withdrawal.
If payment is made by personal check, funds must be available in the account. Payments made by check or money order will he immediately cashed and placed in a segregated account at Prudential Savings Bank or another depository institution and will earn interest calculated at Prudential Savings Bank’s passbook savings rate from the date payment is processed until the offering is completed, at which time a subscriber will be issued a check for interest earned.

You may not remit Prudential Savings Bank line of credit checks, and we will not accept wire transfers or third-party checks including those payable to you and endorsed over to Prudential Bancorp. Please do not submit cash. You may not designate on your stock order form a direct withdrawal from a Prudential Savings Bank retirement account. See “— Using Retirement Account Funds to Purchase Shares” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Prudential Savings Bank deposit accounts with check-writing privileges. Instead, a check should he provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount and we will immediately withdraw the amount from your checking account(s).
Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by            , 2013, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.
Regulations prohibit Prudential Savings Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.
The employee stock ownership plan will not be required to pay for shares at the time it subscribes, but rather may pay for shares upon the completion of the offering: provided that there is in force, from the time of its subscription until the completion of the offering a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.
We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time before the 48 hours before the completion of the offering. This payment may be made by wire transfer.
Using Retirement Account Funds to Purchase Shares.   A subscriber interested in using funds in his or her individual retirement account(s) (IRAs) or any other retirement account at Prudential Savings Bank to purchase common stock must do so through a self-directed retirement account. Since we do not offer those accounts, before placing a stock order, a subscriber must make a transfer of funds from Prudential Savings Bank to a trustee (or custodian) offering a self-directed retirement account program (such as a brokerage firm). There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s retirement funds. An annual administrative fee may be payable to the new trustee. We recommend that subscribers interested in using funds in a retirement account held at Prudential Savings Bank or elsewhere to purchase common stock should contact the Stock Information Center for guidance promptly, preferably at least two weeks before the            , 2013 offering expiration date, because processing such transactions takes additional time. Whether or not you may use retirement funds for the purchase of shares in the offering depends on timing constraints and, possibly, limitations imposed by the institution where the funds are held.
Termination of Offering.   We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted with interest calculated at Prudential Savings Bank’s passbook savings rate from the date of receipt.
Persons in Non-qualified States or Foreign Countries
We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion and reorganization reside. However, we will not offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:
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  the number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization who reside in such jurisdiction is small;
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  the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of us or our officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify our securities for sale in such jurisdiction or to qualify a foreign corporation or file a consent to service of process in such jurisdiction; or
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  such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of costs or otherwise.
Where the number of persons eligible to subscribe for shares in a state is small, we will base our decision as to whether or not to offer our common stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Prudential Bancorp–New or our officers, directors or employees as brokers, dealers or salesmen.
Restrictions on Transfer of Subscription Rights and Shares
You may not transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of your subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by you and only for your account. If you exercise your such subscription rights, you will be required to certify that you are purchasing shares in the subscription offering solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the conversion and offering. On the stock order form, you cannot add the names of others for joint stock registration.
We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.
Delivery and Exchange of Stock Certificates
Subscription and Community Offerings.   Certificates representing shares issued in connection with the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the addresses designated by such persons on the stock order form as soon as practicable following completion of the conversion and offering. Any certificates returned as undeliverable will be held by our transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for subscription shares are available and delivered to subscribers, subscribers may not be able to sell such shares, even though trading of the common stock of Prudential Bancorp–New will have commenced. Your ability to sell shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm.
We will not execute orders until at least the minimum number of shares of common stock (5,278,452 shares) have been subscribed for or otherwise sold. If the minimum number of shares have not been subscribed for or sold within 45 days after the expiration date or            , 2013, unless such period is extended with the consent of the Federal Reserve Board, if required, all funds received in the offering will be returned promptly to the subscribers, with interest, and all withdrawal authorizations will be canceled. If an extension beyond            , 2013 is granted, we will notify subscribers of the extension of time and subscribers will have the right to confirm, modify or rescind their stock orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be cancelled.
Exchange Shares.   After completion of the conversion, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of existing Prudential Bancorp common stock, other than Prudential Mutual Holding Company, upon surrender of the same to the exchange agent, which is anticipated to be the transfer agent for our common stock, will receive a certificate or certificates representing the number of full shares of Prudential Bancorp–New common stock for which the shares of the existing Prudential Bancorp common stock theretofore represented by the certificate or certificates so surrendered shall have been converted based on the exchange ratio. To effectuate this exchange, the exchange agent will, upon completion of the conversion, promptly mail to each holder of record of an outstanding certificate which immediately prior to the consummation of the conversion and offering evidenced shares of existing Prudential Bancorp, a letter of transmittal. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the exchange agent, advising such holder of the terms of the exchange and of the procedure for surrendering to the exchange agent such certificate in exchange for a certificate or certificates evidencing Prudential Bancorp–New common stock. Shareholders of existing Prudential Bancorp should not forward common stock certificates to the exchange agent until they have received the transmittal letter. Upon completion of the conversion, shares of existing Prudential Bancorp which are held in “street name” will be exchanged without any action on the part of the shareholder.
No holder of a certificate theretofore representing shares of existing Prudential Bancorp common stock will be entitled to receive any dividends in respect of the common stock into which such shares shall have been converted until the certificate representing such shares of existing Prudential Bancorp common stock is surrendered in exchange for certificates representing shares of Prudential Bancorp–New common stock. In the event that we declare dividends after the conversion and offering but prior to surrender of certificates representing shares of existing Prudential Bancorp common stock, dividends payable in respect of shares of Prudential Bancorp–New common stock not then issued shall accrue, without interest. Any such dividends shall be paid, without interest, upon surrender of the certificates representing such shares of existing Prudential Bancorp common stock. We will be entitled, after the completion of the conversion and offering, to treat certificates representing shares of existing Prudential Bancorp common stock as evidencing ownership of the number of full shares of Prudential Bancorp–New common stock into which the shares of common stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.
We will not be obligated to deliver a certificate or certificates representing shares of the new holding company’s common stock to which a holder of existing Prudential Bancorp common stock would otherwise be entitled as a result of the conversion and offering until such holder surrenders the certificate or certificates representing the shares of existing Prudential Bancorp common stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by us. If any certificate evidencing shares of common stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the exchange agent any transfer or other tax required by reason of the issuance of a certificate for shares of common stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.
Required Approvals
The plan of conversion and reorganization must be approved by (1) a majority of the total number of votes eligible to be cast by depositors at Prudential Savings Bank at the special meeting of depositors, (2) holders of at least two-thirds of the outstanding shares of existing Prudential Bancorp common stock at the special meeting of shareholders and (3) a majority of the outstanding shares of existing Prudential Bancorp common stock, excluding the shares of existing Prudential Bancorp held by Prudential Mutual Holding Company, at the special meeting of shareholders. The application to acquire control of Prudential Savings Bank and the related transactions necessary to complete the conversion transaction also must be approved by the Pennsylvania Department of Banking, which has given its conditional approval. In addition, our application to become a bank holding company, which included a copy of the plan of conversion and reorganization as an exhibit thereto, [has been] approved by the Federal Reserve Board. However such conditional approvals do not constitute recommendations or endorsements of the plan of conversion by such agencies.

Certain Restrictions on Purchase or Transfer of Shares After the Conversion and Offering
All shares of common stock purchased in connection with the conversion and offering by our directors or executive officers will be subject to a restriction that the shares not be sold for a period of one year following the conversion and offering, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to our transfer agent. Any shares of common stock issued within this one-year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. Our directors and executive officers will also be subject to the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.
Purchases of our common stock by our directors, executive officers and their associates during the three-year period following completion of the conversion and offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock pursuant to any tax-qualified employee stock benefit plan, such as the employee stock ownership plan, or by any non-tax-qualified employee stock benefit plan, such as a recognition and retention plan.
How You Can Obtain Additional Information — Stock Information Center
Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center. The toll-free telephone number is (__) __________. The Stock Information Center is open Monday through Friday, from 10:00 a.m. to 4:00 p.m., Eastern Time. The Stock Information Center will be closed weekends and bank holidays.
Liquidation Rights
Liquidation Prior to the Conversion.   In the unlikely event of a complete liquidation of Prudential Mutual Holding Company or existing Prudential Bancorp prior to the conversion, all claims of creditors of existing Prudential Bancorp, including those of depositors of Prudential Savings Bank (to the extent of their deposit balances), would be paid first. Thereafter, if there were any assets of existing Prudential Bancorp remaining, these assets would be distributed to shareholders, including Prudential Mutual Holding Company. Then, if there were any assets of Prudential Mutual Holding Company remaining, depositors of Prudential Savings Bank would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Prudential Savings Bank immediately prior to liquidation.
Liquidation Following the Conversion.   In the unlikely event that Prudential Bancorp–New and Prudential Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” maintained by Prudential Bancorp–New pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to Prudential Bancorp–New as the holder of Prudential Savings Bank capital stock.
The plan of conversion and reorganization, provides for the establishment, upon the completion of the conversion, of a liquidation account by Prudential Bancorp–New for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to Prudential Mutual Holding Company’s ownership interest in the shareholders’ equity of existing Prudential Bancorp as of the date of its latest balance sheet contained in this prospectus. The plan of conversion and reorganization also provides that Prudential Bancorp–New shall cause the establishment of a bank liquidation account.
The liquidation account established by Prudential Bancorp–New is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of Prudential Bancorp–New and Prudential Savings Bank or of Prudential Savings Bank. Specifically, in the unlikely event that Prudential Bancorp–New and Prudential Savings Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2011 and            , 2013 of the liquidation account maintained by Prudential

Bancorp–New. In a liquidation of both entities, or of Prudential Savings Bank, when Prudential Bancorp–New has insufficient assets to fund the distribution due to eligible account holders and Prudential Savings Bank has positive net worth, Prudential Savings Bank will pay amounts necessary to fund Prudential Bancorp–New’s remaining obligations under the liquidation account. The plan of conversion and reorganization also provides that if Prudential Bancorp–New is sold or liquidated apart from a sale or liquidation of Prudential Savings Bank, then the rights of eligible account holders in the liquidation account maintained by Prudential Bancorp–New will be surrendered and treated as a liquidation account in Prudential Savings Bank. Depositors will have an equivalent interest in the bank liquidation account and the bank liquidation account will have the same rights and terms as the liquidation account.
Pursuant to the plan of conversion and reorganization, after two years from the date of conversion and upon the written request of the Federal Reserve Board, Prudential Bancorp–New will eliminate or transfer the liquidation account and the interests in such account to Prudential Savings Bank and the liquidation account shall thereupon become the liquidation account of Prudential Savings Bank and not be subject in any manner or amount to creditors of Prudential Bancorp–New.
Also, under the rules and regulations of the Federal Reserve Board, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which Prudential Bancorp–New or Prudential Savings Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.
Each eligible account holder and supplemental eligible account holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Prudential Savings Bank on December 31, 2011 or            , 2013, as applicable. Each eligible account holder and supplemental eligible account holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on December 31, 2011 or            , 2013 bears to the balance of all deposit accounts in Prudential Savings Bank on such date.
If, however, on any September 30 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on September 30, 2011 or            , 2013 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of eligible account holders and supplemental eligible account holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to Prudential Bancorp–New as the sole shareholder of Prudential Savings Bank.
Tax Aspects
We believe that the summary of the tax opinions presented below addresses all material federal income tax consequences that are generally applicable to us and the persons receiving subscription rights. One of the conditions to the completion of the conversion and offering is the receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Pennsylvania tax laws, to the effect that the conversion and offering will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to Prudential Mutual Holding Company, existing Prudential Bancorp, Prudential Bancorp–New, Prudential Savings Bank, or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. This condition may not be waived by us.

Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to Prudential Mutual Holding Company, existing Prudential Bancorp, Prudential Bancorp–New and Prudential Savings Bank to the effect that, for federal income tax purposes:
1.
  The conversion of Prudential Mutual Holding Company to stock form will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code.
2.
  Prudential Mutual Holding Company will not recognize any gain or loss as a result of its conversion to stock form. (See Sections 361(a), 361(c) and 357(a) of the Code.)
3.
  The basis of the assets of Prudential Mutual Holding Company immediately following its conversion to stock form will be the same as the basis of such assets immediately prior to its conversion. (See Section 362(b) of the Code.)
4.
  The holding period of the assets of Prudential Mutual Holding Company immediately following its conversion to stock form will include the holding period of those assets immediately prior to its conversion. (See Section 1223(2) of the Code.)
5.
  The merger of Prudential Mutual Holding Company with and into existing Prudential Bancorp with existing Prudential Bancorp being the surviving institution (the mutual holding company merger), will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. (Section 368(a)(1)(A) of the Internal Revenue Code.)
6.
  The constructive exchange of the eligible account holders’ and supplemental eligible account holders’ liquidation interests in Prudential Mutual Holding Company for liquidation interests in existing Prudential Bancorp in the mutual holding company merger will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Income Tax Regulations. (Rev. Rul. 69-3, 1969-1 C.B. 103, and Rev. Rul. 69-646, 1969-2 C.B. 54.)
7.
  Prudential Mutual Holding Company will not recognize any gain or loss on the transfer of its assets to existing Prudential Bancorp and existing Prudential Bancorp’s assumption of its liabilities, if any, in constructive exchange for liquidation interests in existing Prudential Bancorp or on the constructive distribution of such liquidation interest to depositors of Prudential Savings Bank who are eligible account holders or supplemental eligible account holders. (Sections 361(a), 361(c), and 357(a) of the Internal Revenue Code.)
8.
  No gain or loss will be recognized by existing Prudential Bancorp upon the receipt of the assets of Prudential Mutual Holding Company in the mutual holding company merger in exchange for the constructive transfer to eligible account holders and supplemental eligible account holders of liquidation interests in existing Prudential Bancorp. (Section 1032(a) of the Internal Revenue Code.)
9.
  Eligible account holders and supplemental eligible account holders will recognize no gain or loss upon the constructive receipt of liquidation interests in existing Prudential Bancorp in exchange for their liquidation interests in Prudential Mutual Holding Company. (Section 354(a) of the Internal Revenue Code.)
10.
  The basis of the assets of Prudential Mutual Holding Company (other than the stock in existing Bancorp which will be cancelled) to be received by existing Prudential Bancorp will be the same as the basis of such assets in the hands of Prudential Mutual Holding Company immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)
11.
  The holding period of the assets of Prudential Mutual Holding Company in the hands of existing Prudential Bancorp will include the holding period of those assets in the hands of Prudential Mutual Holding Company. (Section 1223(2) of the Internal Revenue Code.)
12.
  The merger of existing Prudential Bancorp with and into Prudential Bancorp–New (the mid-tier holding company merger) will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

13.
  Existing Prudential Bancorp will not recognize any gain or loss on the transfer of its assets to Prudential Bancorp–New and Prudential Bancorp–New’s assumption of its liabilities in the mid-tier holding company merger, pursuant to which shares of Prudential Bancorp–New common stock will be received in exchange for shares of existing Prudential Bancorp’s common stock, and eligible account holders and supplemental eligible account holders will receive liquidation interests in Prudential Bancorp–New in exchange for their liquidation interests in existing Prudential Bancorp.
14.
  No gain or loss will be recognized by Prudential Bancorp–New upon the receipt of the assets of existing Prudential Bancorp in the mid-tier holding company merger. (Section 1032(a) of the Internal Revenue Code.)
15.
  The basis of the assets of existing Prudential Bancorp (other than stock in Prudential Savings Bank) to be received by Prudential Bancorp–New will be the same as the basis of such assets in the hands of existing Prudential Bancorp immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)
16.
  The holding period of the assets of existing Prudential Bancorp in the hands of Prudential Bancorp–New will include the holding period of those assets in the hands of existing Prudential Bancorp. (Section 1223(2) of the Internal Revenue Code.)
17.
  Existing Prudential Bancorp shareholders will not recognize any gain or loss upon their exchange of existing Prudential Bancorp common stock for Prudential Bancorp–New common stock, except for cash paid in lieu of fractional shares. (Section 354 of the Internal Revenue Code.)
18.
  The payment of cash to shareholders of existing Prudential Bancorp in lieu of fractional shares of Prudential Bancorp–New common stock will be treated as though the fractional shares were distributed as part of the mid-tier holding company merger and then redeemed by Prudential Bancorp–New. The cash payments will be treated as distributions in full payment for the fractional shares deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.)
19.
  Eligible account holders and supplemental eligible account holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in existing Prudential Bancorp for the liquidation accounts in Prudential Bancorp–New. (Section 354 of the Internal Revenue Code.)
20.
  It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Prudential Bancorp–New common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders, supplemental eligible account holders and other members upon distribution to them of nontransferable subscription rights to purchase shares of Prudential Bancorp–New common stock. (Section 356(a) of the Internal Revenue Code.) It is more likely than not that eligible account holders, supplemental eligible account holders and other members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights. (Rev. Rul. 56-572, 1956-2 C.B. 182.)
21.
  It is more likely than not that the fair market value of the benefit provided by the bank liquidation account supporting the payment of the liquidation account in the event Prudential Bancorp–New lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the constructive distribution to them of interests in the bank liquidation account as of the effective date of the conversion and reorganization. (Section 356(a) of the Internal Revenue Code.)
22.
  It is more likely than not that the basis of common stock purchased in the offering by the exercise of the nontransferable subscription rights will be the purchase price thereof. (Section 1012 of the Internal Revenue Code.)

23.
  Each shareholder’s holding period in his or her Prudential Bancorp–New common stock received in the exchange will include the period during which the common stock surrendered was held, provided that the common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange. (Section 1223(1) of the Internal Revenue Code.)
24.
  The holding period of the common stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised. (Section 1223(5) of the Internal Revenue Code.)
25.
  No gain or loss will be recognized by Prudential Bancorp–New on the receipt of money in exchange for common stock sold in the offering. (Section 1032 of the Internal Revenue Code.)
In reaching their conclusions under items 20 and 22 above, Elias, Matz, Tiernan & Herrick L.L.P. has noted that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering.
S.R. Snodgrass, A.C. has issued an opinion to Prudential Mutual Holding Company, Prudential Bancorp–New, existing Prudential Bancorp and Prudential Savings Bank to the effect that, more likely than not, the income tax consequences under Pennsylvania law of the conversion and offering are not materially different than for federal tax purposes.
We received a letter from FinPro dated June 13, 2013, which letter is not binding on the Internal Revenue Service, stating their belief that the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. In addition, no cash or property will be given to recipients of the subscription rights in lieu of such rights or to those recipients who fail to exercise such rights. Furthermore, the Internal Revenue Service was requested in 1993 in a private letter ruling to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in a standard conversion but declined to express any opinion. Elias, Matz, Tiernan & Herrick L.L.P. believes, due to the factors discussed in this paragraph, that it is more likely than not that the subscription rights have no value. If the nontransferable subscription rights to purchase common stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and Prudential Bancorp–New may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Internal Revenue Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.
Unlike private rulings, an opinion is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial or administrative proceeding. If the Internal Revenue Service determines that the tax effects of the transactions contemplated by the plan of conversion and reorganization are to be treated differently from those presented in the opinion, Prudential Bancorp–New may be subject to adverse tax consequences as a result of the conversion and offering. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

RESTRICTIONS ON ACQUISITIONS OF PRUDENTIAL BANCORP–NEW AND
PRUDENTIAL SAVINGS BANK AND RELATED ANTI-TAKEOVER PROVISIONS
Restrictions in the Articles of Incorporation and Bylaws of Prudential Bancorp–New and Pennsylvania Law
Certain provisions of the articles of incorporation and bylaws of Prudential Bancorp–New and Pennsylvania law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. Provisions in the articles of incorporation and bylaws of Prudential Bancorp–New provide, among other things:
•
  that our board of directors shall be divided into classes with only one-third of its directors standing for reelection each year;
•
  that special meetings of shareholders may only be called by our board of directors;
•
  that shareholders generally must provide Prudential Bancorp–New advance notice of shareholder proposals and nominations for director and provide certain specified related information in the proposal;
•
  that any merger or similar transaction be approved by a super-majority vote (75%) of shareholders entitled to vote unless it has previously been approved by at least two-thirds of our directors;
•
  that no person may acquire or offer to acquire more than 10% of the issued and outstanding shares of any class of equity securities of Prudential Bancorp–New; and
•
  the board of directors shall have the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights.
Provisions of the Pennsylvania Business Corporation Law of 1988, which is referred to as the PBCL in this document, applicable to Prudential Bancorp–New provide, among other things, that
•
  Prudential Bancorp–New may not engage in a business combination with an “interested shareholder,” generally defined as a holder of 20% of a corporation’s voting stock, during the five-year period after the interested shareholder became such except under certain specified circumstances;
•
  holders of common stock may object to a “control transaction” involving Prudential Bancorp–New (a control transaction is defined as the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of a corporation), and demand that they be paid a cash payment for the “fair value” of their shares from the “controlling person or group;” and
•
  any “profit,” as defined, realized by any person or group who is or was a “controlling person or group” with respect to Prudential Bancorp–New from the disposition of any equity securities of Prudential Bancorp–New to any person shall belong to and be recoverable by Prudential Bancorp–New when the profit is realized in a specified manner.
Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Our articles of incorporation do not provide for exemption from the applicability of these provisions. The PBCL includes additional anti-takeover provisions from which Prudential Bancorp–New has elected to exempt itself from as provided in its articles of incorporation.
The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt which is not approved by the board of directors of Prudential Bancorp–New but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so. The provisions may also render the removal of our board of directors or management more difficult. Furthermore, such provisions could render Prudential Bancorp–New being deemed less attractive to a potential acquiror and/or could result in our shareholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available either in the market generally and/or in a takeover.
A more detailed discussion of these and other provisions of our articles of incorporation and bylaws and the PBCL is set forth below.
Board of Directors.   The articles of incorporation and bylaws of Prudential Bancorp–New require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class will be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Holders of the common stock of Prudential Bancorp–New will not have cumulative voting in the election of directors.
Under our articles of incorporation, any vacancy occurring in our board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present, or by a sole remaining director. Any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.
The articles of incorporation of Prudential Bancorp–New provide that any director may be removed by shareholders only for cause at a duly constituted meeting of shareholders called expressly for that purpose upon the vote of the holders of not less than a majority of the total votes eligible to be cast by shareholders. Cause for removal shall exist only if the director whose removal is proposed has been either declared incompetent by order of a court, convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such directors’ duties to Prudential Bancorp–New.
Consideration of Interests.   The PBCL provides that in discharging the duties of their respective positions, including in the context of evaluating an offer to acquire Prudential Bancorp–New, the board of directors, committees of the board and individual directors of a business corporation may consider the following:
•
  the effects of any action upon any and all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located;
•
  the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;
•
  the resources, intent and conduct (past, stated and potential) or any person seeking to acquire control of the corporation; and
•
  all other pertinent factors.
The board of directors, committees of the board and individual directors shall not be required, in considering the best interests of the corporation or the effects of any such action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor.
Limitations on Liability.   The articles of incorporation of Prudential Bancorp–New provide that the personal liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the PBCL as it exists on the effective date of the articles of incorporation or as such law may be thereafter in effect. Section 1713 of the PBCL currently provides that directors, but not officers, of corporations that have adopted such a provision will not be so liable, unless:
•
  the director has breached or failed to perform the duties of his office in accordance with the PBCL; and
•
  the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

This provision would absolve directors of personal liability for monetary damages for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional “duty of loyalty” to Prudential Bancorp–New and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.
If Pennsylvania law is amended in the future to provide for greater limitations on the personal liability of directors or to permit corporations to limit the personal liability of officers, the provision in our articles of incorporation limiting the personal liability of directors and officers would automatically incorporate such amendments to the law without further action by shareholders. Similarly, if Pennsylvania law is amended in the future to restrict the ability of a corporation to limit the personal liability of directors, our articles of incorporation would automatically incorporate such restrictions without further action by shareholders.
The provision limiting the personal liability of our directors does not eliminate or alter the duty of our directors; it merely limits personal liability for monetary damages to the extent permitted by the PBCL. Moreover, it applies only to claims against a director arising out of his role as a director; it currently does not apply to claims arising out of his role as an officer, if he is also an officer, or arising out of any other capacity in which he serves because the PBCL does not authorize such a limitation of liability. Such limitation also does not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to federal, state or local law.
The provision in our articles of incorporation which limits the personal liability of directors is designed to ensure that the ability of our directors to exercise their best business judgment in managing our affairs is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors of publicly held corporations often require such persons to make difficult judgments of great importance which can expose such persons to personal liability, but from which they will acquire no personal benefit. Litigation against publicly-held corporations and their directors and officers challenging good faith business judgments and involving no allegations of personal wrongdoing has become common. Such litigation regularly involves damage claims which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not employees of the corporation. Such litigation, whether it is well-founded or not, can be very costly. The provision of our articles of incorporation relating to director liability is intended to reduce, in appropriate cases, the risk incident to serving as a director and to enable Prudential Bancorp–New to elect and retain the persons most qualified to serve as directors.
Indemnification of Directors, Officers, Employees and Agents.   The bylaws of Prudential Bancorp–New provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, or agent of Prudential Bancorp–New. Indemnification will be furnished against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with such threatened, pending or completed action, suit or proceeding. In particular, indemnification will be made against judgments and settlements in derivative suits. Indemnification will be made unless a judgment or other final adjudication establishes that the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. The indemnification provisions also require us to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding, provided that the indemnified person undertakes to repay us if it is ultimately determined that such person was not entitled to indemnification. The rights of indemnification provided in our bylaws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors or otherwise. In addition, our bylaws authorize us to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Prudential Bancorp–New, whether or not we would have the power to provide indemnification to such person. By action of the Prudential Bancorp–New board, we may create and fund a trust fund or fund of any nature, and may enter into agreements with our officers and directors, for securing or insuring in any manner our obligation to indemnify or advance expenses provided for in the provisions in our bylaws regarding indemnification.

Special Meetings of Shareholders.   The articles of incorporation of Prudential Bancorp–New contain a provision pursuant to which, except as otherwise provided by law, special meetings of its shareholders may be called only by the board of directors pursuant to a resolution approved by a majority of the directors then in office.
Shareholder Nominations and Proposals.   The bylaws of Prudential Bancorp–New provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in the bylaws. Written notice of a shareholder nomination must be communicated to the attention of the secretary and either delivered to, or mailed and received at, our principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Prudential Bancorp–New in connection with the immediately preceding annual meeting of shareholders, or in the case of the first annual meeting following the conversion and the reorganization, by October 31, 2013.
Our bylaws also provide that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting. To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to our secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Prudential Bancorp–New in connection with the immediately preceding annual meeting of shareholders, or, in the case of the first annual meeting of shareholders following the conversion and reorganization, by October 31, 2013. Our bylaws also require that the notice must contain certain information in order to be considered. The board of directors may reject any shareholder proposal not made in accordance with the bylaws. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with our bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
The procedures regarding shareholder proposals and nominations are intended to provide the board of directors of Prudential Bancorp–New with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting. The proposed procedures, however, will give incumbent directors advance notice of a business proposal or nomination. This may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of Prudential Bancorp–New or its shareholders.
Shareholder Action Without a Meeting.   The articles of incorporation of Prudential Bancorp–New provide that any action permitted to be taken by the shareholders at a meeting may be taken without a meeting if a written consent setting forth the action so taken is signed by all of the shareholders entitled to vote.
Limitations on Acquisitions of Voting Stock and Voting Rights.   The articles of incorporation of Prudential Bancorp–New provide that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (a) more than 10% of the issued and outstanding shares of any class of our equity securities or (b) any securities convertible into, or exercisable for, any equity securities of Prudential Bancorp–New if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for such equity securities, such person would be the beneficial owner of more than 10% of any class of our equity securities. The term “person” is broadly defined in our articles of incorporation to prevent circumvention of this restriction.
The foregoing restrictions do not apply to (a) any offer with a view toward public resale made exclusively to Prudential Bancorp–New by underwriters or a selling group acting on its behalf, (b) any employee benefit plan established by Prudential Bancorp–New or Prudential Savings Bank or any trustees of such plan and (c) any other offer or acquisition approved in advance by the affirmative vote of 80% of our board of directors. In the event that shares are acquired in violation of this restriction, all shares beneficially owned by any person in excess of 10% will not be counted as shares entitled to vote and will not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and our board of directors may cause the excess shares to be transferred to an independent trustee for sale.
Mergers, Consolidations and Sales of Assets.   For a merger, consolidation, sale of assets or other similar transaction to occur, the PBCL generally requires the approval of the board of directors and the affirmative vote of the holders of a majority of the votes cast by all shareholders entitled to vote thereon. The articles of incorporation of Prudential Bancorp–New provide that any merger, consolidation, share exchange, sale of assets, division or voluntary dissolution shall require approval of 75% of the eligible voting shares unless the transaction has been previously approved by at least two-thirds of its board of directors, in which case the majority of the votes cast standard would apply. In addition, if any class or series of shares is entitled to vote thereon as a class, the PBCL requires the affirmative vote of a majority of the votes cast in each class for any plan of merger or consolidation. The PBCL also provides that unless otherwise required by a corporation’s governing instruments, a plan of merger or consolidation shall not require the approval of the shareholders if:
•
  whether or not the “constituent” corporation, in this case, Prudential Bancorp–New, is the surviving corporation (a) the surviving or new corporation is a Pennsylvania business corporation and the articles of the surviving or new corporation are identical to the articles of the constituent corporation, except for specified changes which may be adopted by a board of directors without shareholder action, (b) each share of the constituent corporation outstanding immediately prior to the effective date of the merger or consolidation is to continue as or to be converted into, except as may be otherwise agreed by the holder thereof, an identical share of the surviving or new corporation after the effective date of the merger or consolidation, and (c) the plan provides that the shareholders of the constituent corporation are to hold in the aggregate shares of the surviving or new corporation to be outstanding immediately after the effectiveness of the plan entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors;
•
  immediately prior to adoption of the plan and at all times prior to its effective date, another corporation that is a party to the merger or consolidation owns directly or indirectly 80% or more of the outstanding shares of each class of the constituent corporation; or
•
  no shares of the constituent corporation have been issued prior to the adoption of the plan of merger or consolidation by the board of directors.
As holder of all of the outstanding Prudential Savings Bank common stock after consummation of the conversion, Prudential Bancorp–New generally will be able to authorize a merger, consolidation or other business combination involving Prudential Savings Bank without any additional approval being required of the shareholders of Prudential Bancorp–New.
Business Combinations with Interested Shareholders.   Under the PBCL, a registered corporation may not engage in a business combination with an interested shareholder except for certain types of business combinations as enumerated under Pennsylvania law. The PBCL defines a “business combination” generally to include, with respect to a corporation, certain sales, purchases, exchanges, leases, mortgages, pledges, transfers or dispositions of assets, mergers or consolidations, certain issuances or reclassifications of securities, liquidations or dissolutions or certain loans, guarantees or financial assistance, pursuant to an agreement or understanding between such corporation or any subsidiaries, on the one hand, and an interested shareholder or an “affiliate” or “associate” thereof, on the other hand. An “interested shareholder” is defined generally to include any individual, partnership, association or corporation which is the beneficial owner, as defined, of at least 20% of the outstanding voting stock of the corporation or which is an affiliate or associate of such corporation and at any time within the five-year period prior to the date in question was the beneficial owner of at least 20% of the outstanding voting stock.
Control Transactions.   The PBCL includes provisions which allow holders of voting shares of a registered corporation that becomes the subject of a “control transaction” to object to such transaction and demand that they be paid a cash payment for the “fair value” of their shares from the “controlling person or group.” A “control transaction” for purposes of these provisions means the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of the registered corporation, subject to certain limited exceptions. “Fair value” for purposes of these provisions means an amount not less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the control transaction, plus an increment representing any value, including without limitation any proportion of any value payable for acquisition of control of the corporation, that may not be reflected in such price.
Disgorgement by Certain Controlling Shareholders.   The PBCL includes provisions which generally provide that any “profit” realized by any person or group who is or was a “controlling person or group” with respect to a registered corporation from the disposition of any equity security of the corporation to any person shall belong to and be recoverable by the corporation where the profit is realized by such person or group: (1) from the disposition of the equity security within 18 months after the person or group attained the status of a controlling person or group; and (2) the equity security had been acquired by the controlling person or group within 24 months prior to or 18 months subsequent to the attaining by the person or group of the status of a controlling person or group.
A “controlling person or group” for purposes of these provisions of the PBCL is defined to mean (1) a person or group who has acquired, offered to acquire or, directly or indirectly, publicly disclosed or caused to be disclosed the intention of acquiring voting power over voting shares of a registered corporation that would entitle the holder thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation or (2) a person or group who has otherwise, directly or indirectly, publicly disclosed or caused to be disclosed that it may seek to acquire control of a corporation through any means. The definition of “controlling person or group” also includes terms which are designed to facilitate a corporation’s determination of the existence of a group and members of a controlling group.
The PBCL excludes certain persons and holders from the definition of a controlling person or group, absent “significant other activities” indicating that a person or group should be deemed a controlling person or group. The PBCL similarly provides that, absent a person or group’s direct or indirect disclosure or causing to be disclosed that it may seek to acquire control of the corporation through any means, a person or group will not be deemed to be a controlling person or group if such person or group holds voting power, among other ways, as a result of the solicitation of proxies or consents if such proxies or consents are (a) given without consideration in response to a solicitation pursuant to the Securities Exchange Act of 1934 and the regulations thereunder and (b) do not empower the holder thereof to vote such shares except on the specific matters described in such proxy or consent and in accordance with the instructions of the giver of such proxy or consent. The disgorgement provisions of the PBCL applicable to registered corporations also do not apply to certain specified transfers of equity securities, including certain acquisitions and dispositions which are approved by a majority vote of both the board of directors and shareholders of the corporation in the prescribed manner.
Actions to recover any profit due to a registered corporation under the disgorgement provisions of the PBCL may be commenced by the corporation in any court of competent jurisdiction within two years from the date any recoverable profit was realized. Such an action also may be commenced by a shareholder on behalf of the corporation if the corporation refuses to bring the action within 60 days after written request by a shareholder or the corporations fail to prosecute the action diligently. Although any recovery of profits would be due the corporation, the shareholder would be entitled to reimbursement of all costs incurred in connection with the bringing of any such action in the event that such action results in a judgment recovering profits for the corporation.
Control-Share Acquisitions.   The PBCL includes provisions which generally require that shareholders of a registered corporation approve a “control-share acquisition,” as defined therein. Pursuant to authority contained in the PBCL, our articles of incorporation contain a provision which provides that the control-share acquisition provisions of the PBCL shall not be applicable to Prudential Bancorp–New.
Amendment of Governing Instruments.   The articles of incorporation of Prudential Bancorp–New generally provide that no amendment of the articles of incorporation may be made unless it is first approved by its board of directors and thereafter approved by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, any amendment which is inconsistent with Articles VI (directors), VII (meetings of shareholders, actions without a meeting), VIII (liability of directors and officers), IX (restrictions on offers and acquisitions), XI (shareholder approval of mergers and other actions) and XII (amendments to the articles of incorporation and bylaws) must be approved by the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon unless approved by the affirmative vote of 80% of the directors of Prudential Bancorp–New then in office.
Our bylaws may be amended by the majority vote of the full board of directors at a regular or special meeting of the board of directors or by a majority vote of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, that the shareholder vote requirement for any amendment to the bylaws which is inconsistent with Sections 2.10 (shareholder proposals), 3.1 (number of directors and powers), 3.2 (classifications and terms of directors), 3.3 (director vacancies), 3.4 (removal of directors) and 3.12 (director nominations) and Article VI (indemnification) is the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon.
Authorized Capital Stock.   The authorized capital stock of Prudential Bancorp–New consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. The number of authorized stock is greater than what we will issue in the conversion and reorganization. This will provide our board of directors with greater flexibility to effect, among other things, financings, acquisitions, stock dividends, stock splits and employee stock options.
Issuance of Capital Stock to Directors, Officers and Controlling Persons.   Our articles of incorporation do not contain restrictions on the issuance of shares of capital stock to our directors, officers or controlling persons. Thus, Prudential Bancorp–New could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of Prudential Bancorp–New capital stock could be issued directly to directors or officers without shareholder approval. The Marketplace Rules of the Nasdaq Stock Market, however, generally require corporations like Prudential Bancorp–New with securities which will be listed on the Nasdaq Stock Market to obtain shareholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax law treatment under current laws and regulations.
The foregoing provisions of our article of incorporation and bylaws and Pennsylvania law could have the effect of discouraging an acquisition of Prudential Bancorp–New or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of the common stock.
The board of directors of Prudential Bancorp–New believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by its board of directors. Our board of directors believes that these provisions are in the best interests of Prudential Bancorp–New and its future shareholders. In the board of directors’ judgment, our board of directors is in the best position to determine the true value of Prudential Bancorp–New and to negotiate more effectively for what may be in the best interests of shareholders. Accordingly, our board of directors believes that it is in the best interests and the best interests of our future shareholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the board of directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of Prudential Bancorp–New and where the transaction is in the best interests of all shareholders.
Regulatory Restrictions
Federal law requires the approval of the Federal Reserve Board prior to any person or entity, or any persons or entities acting in concert, acquiring 10% or more of the common stock of Prudential

Bancorp–New, and prior to certain other actions that are deemed pursuant to regulations of the Federal Reserve Board to constitute control. In addition, Pennsylvania law requires the approval of the Pennsylvania Department of Banking prior to acquiring control of a Pennsylvania savings bank such as Prudential Savings Bank.
During a conversion and for three years following a conversion and reorganization, Federal Reserve Board regulations prohibit any person from acquiring, either directly or indirectly, or making an offer to acquire more than 10% of the stock of any converted savings institution without the prior written approval of the Federal Reserve Board, except for
•
  any offer with a view toward public resale made exclusively to the institution or to underwriters or a selling group acting on its behalf;
•
  offers that if consummated would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock;
•
  offers in the aggregate for up to 24.9% by our employee stock ownership plan or other tax-qualified plans which we maintain; and
•
  an offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the savings institution by a corporation whose ownership is or will be substantially the same as the ownership of the savings institution, provided that the offer or acquisition is made more than one year following the date of completion of the conversion and reorganization.
We expect such prohibition to be applicable to the acquisition of our common stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of shareholder. The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for an institution’s stock under circumstances that give rise to a conclusive or rebuttable determination of control under Federal Reserve Board regulations.
In addition to the foregoing, the plan of conversion prohibits any person, prior to the completion of the conversion and reorganization, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights or common stock. See “The Conversion and Offerings — Restrictions on Transfer of Subscription Rights and Shares.”

DESCRIPTION OF OUR CAPITAL STOCK
General
We are authorized to issue 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. We currently expect to issue up to a maximum of 9.5 million shares of common stock, including 7.1 million shares sold in the offering and 2.4 million shares exchanged for the outstanding shares of existing Prudential Bancorp common stock, and no shares of preferred stock in the conversion and reorganization. Each share of common stock of Prudential Bancorp–New will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the Subscription Shares and the issuance of the Exchange Shares in accordance with the plan of conversion and reorganization, all such stock will be duly authorized, fully paid and nonassessable.
The common stock of Prudential Bancorp–New will represent nonwithdrawable capital, will not be an account of an insurable type and will not be insured by the Federal Deposit Insurance Corporation or any other governmental authority.
Common Stock
Dividends.   We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See “Our Dividend Policy.” The holders of common stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
Voting Rights.   Upon completion of the conversion and reorganization, the holders of our common stock will possess exclusive voting rights in Prudential Bancorp–New. They will elect our board of directors and act on such other matters as are required to be presented to them under Pennsylvania law or our articles of incorporation or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisitions of Prudential Bancorp–New and Prudential Savings Bank and Related Anti-Takeover Provisions — Limitations on Acquisitions of Voting Stock and Voting Rights,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights.
Liquidation.   In the event of any liquidation, dissolution or winding up of Prudential Bancorp–New, the holders of the then-outstanding common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including with respect to the liquidation account of Prudential Bancorp–New), all of our assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
Preemptive Rights.   Holders of the common stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The common stock is not subject to redemption.
Preferred Stock
None of the shares of our authorized preferred stock will be issued in the conversion and reorganization. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
EXPERTS
The consolidated financial statements as of September 30, 2012 and 2011 and for each of the years in the two-year period ended September 30, 2012 included in this prospectus and in the registration statement have been so included in reliance on the report of S.R. Snodgrass, A.C., an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

FinPro has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.
TRANSFER AGENT, EXCHANGE AGENT AND REGISTRAR
The transfer agent and registrar and exchange agent for the common stock of Prudential Bancorp–New is Registrar and Transfer Company.
LEGAL AND TAX OPINIONS
The legality of our common stock has been passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. The federal income tax consequences of the conversion have been opined upon by Elias, Matz, Tiernan & Herrick L.L.P. S.R. Snodgrass, A.C. has provided an opinion to us regarding the Pennsylvania income tax consequences of the conversion. Elias, Matz, Tiernan & Herrick L.L.P. and S.R. Snodgrass, A.C. have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P., by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.
REGISTRATION REQUIREMENTS
In connection with the conversion and offering, Prudential Bancorp–New will register its common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, Prudential Bancorp–New and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934. Prudential Bancorp–New has undertaken that it will not terminate such registration for a period of at least three years following the conversion and offering.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Prudential Bancorp–New has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of its common stock offered in this document. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. The registration statement also is available through the Securities and Exchange Commission’s world wide web site on the Internet at http://www.sec.gov.
Prudential Bancorp–New has filed an application to become a bank holding company with the Board of Governors of the Federal Reserve System. This prospectus omits certain information contained in that application. The application of Prudential Bancorp–New on FR Y-3 may be reviewed, without charge, at the offices of the Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, N.W., Washington, D.C. 20551 and at the Federal Reserve Bank of Philadelphia, Ten Independence Mall, Philadelphia, Pennsylvania 19106. Prudential Bancorp–New also has filed an application with the Pennsylvania Department of Banking to acquire control of Prudential Savings Bank. The application may be examined at the principal office of the Pennsylvania Department of Banking at 17 N. Second Street, 11th Floor, Harrisburg, Pennsylvania. This prospectus omits certain information contained in that application.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.
Financial Statements of Prudential Bancorp, Inc. of Pennsylvania and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Condition as of March 31, 2013 (Unaudited) and September 30, 2012 and 2011	F-3
Consolidated Statements of Operations for the Six Months Ended March 31, 2013 and 2012 (Unaudited) and for the Years Ended September 30, 2012 and 2011	F-4
Consolidated Statements of Comprehensive (Loss) Income for the Six Months Ended March 31, 2013 and 2012 (Unaudited) and for the Years Ended September 30, 2012 and 2011	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the Six Months Ended March 31, 2013 (Unaudited) and for Years Ended September 30, 2012 and 2011	F-6
Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2013 and 2012 (Unaudited) and for the Years Ended September 30, 2012 and 2011	F-7
Notes to Consolidated Financial Statements	F-8
All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.
The registrant, Prudential Bancorp–New, has not yet commenced operations to date; accordingly, the financial statements of the registrant have been omitted because of their immateriality.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Prudential Bancorp, Inc. of Pennsylvania
We have audited the accompanying consolidated statements of financial condition of Prudential Bancorp, Inc. of Pennsylvania (the “Company”) and subsidiary as of September 30, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiary as of September 30, 2012 and 2011, and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Wexford, Pennsylvania
December 21, 2012, except for Note 17 as to which the date is June 14, 2013

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2013	September 30,
		2012	2011
	(unaudited)
	(Dollars in Thousands)
ASSETS
Cash and amounts due from depository institutions	$2,445	$3,001	$2,808
Interest-bearing deposits	31,167	78,272	51,021
Total cash and cash equivalents	33,612	81,273	53,829
Investment and mortgage-backed securities available for sale (amortized cost – March 31, 2013, $61,330; September 30, 2012, $64,030; September 30, 2011, $71,955)	62,715	65,975	75,370
Investment and mortgage-backed securities held to maturity (fair value – March 31, 2013, $90,182; September 30, 2012, $66,401; September 30, 2011, $112,721)	87,976	63,110	108,956
Loans receivable – net of allowance for loan losses (March 31, 2013, $2,512; September 30, 2012, $1,881; September 30, 2011, $3,364)	278,237	260,684	240,511
Accrued interest receivable	1,833	1,661	2,026
Real estate owned	1,258	1,972	2,268
Federal Home Loan Bank stock – at cost	1,659	2,239	2,887
Office properties and equipment – net	1,565	1,688	1,816
Bank owned life insurance	7,022	6,919	6,180
Deferred income taxes, net	1,968	2,749	3,211
Prepaid expenses and other assets	1,258	2,234	2,483
TOTAL ASSETS	$479,103	$490,504	$499,537
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Non-interest-bearing	$3,116	$3,711	$3,847
Interest-bearing	412,981	421,891	432,167
Total deposits	416,097	425,602	436,014
Advances from Federal Home Loan Bank	340	483	570
Accrued interest payable	747	2,382	2,420
Advances from borrowers for taxes and insurance	1,266	1,273	1,090
Accounts payable and accrued expenses	473	933	1,991
Total liabilities	418,923	430,673	442,085
COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	—	—	—
Common stock, $.01 par value, 40,000,000 shares authorized; issued 12,563,750; outstanding – 10,023,495 at March 31, 2013, September 30, 2012 and 2011	126	126	126
Additional paid-in capital	54,932	54,610	54,078
Unearned Employee Stock Ownership Plan (“ESOP”) shares	(2,676)	(2,787)	(3,011)
Treasury stock, at cost: 2,540,255 shares at March 31, 2013, and September 30, 2012 and 2011.	(31,625)	(31,625)	(31,625)
Retained earnings (substantially restricted)	38,510	38,224	35,631
Accumulated other comprehensive income	913	1,283	2,253
Total stockholders’ equity	60,180	59,831	57,452
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$479,103	$490,504	$499,537
See notes to consolidated financial statements.

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended March 31,		Years Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands, Except Per Share Amounts)
INTEREST INCOME:
Interest and fees on loans	$6,388	$6,519	$13,008	$13,724
Interest on mortgage-backed securities	1,178	2,019	3,726	4,300
Interest and dividends on investments	1,028	1,203	2,102	3,569
Interest on interest-bearing deposits	56	55	143	92
Total interest income	8,650	9,796	18,979	21,685
INTEREST EXPENSE:
Interest on deposits	2,359	3,005	5,775	7,091
Interest on borrowings	—	2	4	6
Total interest expense	2,359	3,007	5,779	7,097
NET INTEREST INCOME	6,291	6,789	13,200	14,588
PROVISION FOR LOAN LOSSES	—	250	725	4,630
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,291	6,539	12,475	9,958
NON-INTEREST INCOME:
Gain on sale of mortgage-backed securities available for sale	16	—	2,122	15
Fees and other service charges	195	223	428	459
Total other-than-temporary impairment losses	(25)	(150)	(195)	(277)
Portion of loss recognized in other comprehensive income, before taxes	5	47	41	73
Net impairment losses recognized in earnings	(20)	(103)	(154)	(204)
Other	223	186	672	668
Total non-interest income	414	306	3,068	938
NON-INTEREST EXPENSES:
Salaries and employee benefits	2,958	3,098	5,953	5,607
Data processing	223	220	439	459
Professional services	444	571	985	716
Office occupancy	192	199	419	396
Depreciation	172	171	345	342
Payroll taxes	188	167	303	280
Director compensation	172	195	389	308
Federal Deposit Insurance Corporation premiums	319	326	654	850
Real estate owned expense	386	231	725	298
Other	828	685	1,456	1,740
Total non-interest expenses	5,882	5,863	11,668	10,996
INCOME (LOSS) BEFORE INCOME TAXES	823	982	3,875	(100)
INCOME TAXES (BENEFIT):
Current	(435)	505	321	1,536
Deferred expense (benefit)	972	(11)	961	(1,748)
Total income taxes (benefit)	537	494	1,282	(212)
NET INCOME	$286	$488	$2,593	$112
BASIC EARNINGS PER SHARE	$0.03	$0.05	$0.27	$0.01
DILUTED EARNINGS PER SHARE	$0.03	$0.05	$0.27	$0.01
DIVIDENDS PER SHARE	$—	$—	$—	$0.10
See notes to consolidated financial statements.

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Six Months ended March 31,		Year Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands)
Net income	$286	$488	$2,593	$112
Unrealized holding (losses) gains on available-for-sale securities	(564)	(115)	498	686
Tax effect	192	39	(169)	(230)
Reclassification adjustment for net gains realized in net income	(16)	—	(2,122)	(15)
Tax effect	5	—	721	5
Reclassification adjustment for other than temporary impairment losses on debt securities	20	103	154	204
Tax effect	(7)	(35)	(52)	(69)
Total Other Comprehensive (Loss) Income	(370)	(8)	(970)	581
Comprehensive (Loss) Income	$(84)	$480	$1,623	$693
See notes to consolidated financial statements.

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Unearned ESOP Shares	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	(Dollars in Thousands)
Balance at September 30, 2010	$126	$53,528	$(3,234)	$(31,576)	$36,483	$1,672	$56,999
Net income					112		112
Other comprehensive income						581	581
Cash dividends ($0.10 per share)					(964)		(964)
Treasury stock purchased (7,977 shares)				(49)			(49)
Excess tax benefit from stock compensation plans		95					95
Stock option expense		220					220
Recognition and Retention Plan expense		319					319
ESOP shares committed to be released (22,620 shares)		(84)	223				139
BALANCE, September 30, 2011	$126	$54,078	$(3,011)	$(31,625)	$35,631	$2,253	$57,452
Net income					2,593		2,593
Other comprehensive loss						(970)	(970)
Excess tax benefit from stock compensation plans		88					88
Stock option expense		220					220
Recognition and Retention Plan expense		326					326
ESOP shares committed to be released (22,620 shares)		(102)	224				122
BALANCE, September 30, 2012	$126	$54,610	$(2,787)	$(31,625)	$38,224	$1,283	$59,831
Net income (unaudited)					286		286
Other comprehensive loss (unaudited)						(370)	(370)
Excess tax benefit from stock compensation plans (unaudited)		43					43
Stock option expense (unaudited)		116					116
Recognition and Retention Plan expense (unaudited)		195					195
ESOP shares committed to be released (11,310 shares) (unaudited)		(32)	111				79
BALANCE, March 31, 2013 (unaudited)	$126	$54,932	$(2,676)	$(31,625)	$38,510	$913	$60,180
See notes to consolidated financial statements.

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended March 31,		Years Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands)
OPERATING ACTIVITIES:
Net income	$286	$488	$2,593	$112
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	—	250	725	4,630
Depreciation	172	171	345	342
Net accretion of premiums/discounts	(67)	(188)	(321)	(334)
Income from bank owned life insurance	(103)	(88)	(469)	(190)
Accretion of deferred loan fees	(53)	(102)	(338)	(122)
Compensation expense of ESOP	79	60	122	139
Loss on sale of real estate owned	16	123	123	135
Gain on sale of mortgage-backed securities	(16)	—	(2,122)	(15)
Impairment charge on investment and mortgage-backed securities	20	103	154	204
Impairment charge on real estate owned	306	—	210	77
Share-based compensation expense	354	316	634	634
Deferred income tax expense (benefit)	972	(11)	961	(1,748)
Excess tax benefit related to stock compensation	(43)	(9)	(88)	(95)
Changes in assets and liabilities which (used) provided cash:
Accounts payable and accrued expenses	(460)	(1,463)	(1,058)	(42)
Accrued interest payable	(1,635)	(1,404)	(38)	(941)
Prepaid expenses and other assets	977	407	248	652
Accrued interest receivable	(172)	236	365	643
Net cash provided by (used in) operating activities	633	(1,111)	2,046	4,081
INVESTING ACTIVITIES:
Purchase of investment and mortgage-backed securities held to maturity	(33,454)	(33,962)	(58,438)	(106,956)
Purchase of investment and mortgage-backed securities available for sale	(7,968)	(18,897)	(35,822)	(24,609)
Principal collected on loans	16,521	28,470	53,302	52,914
Principal payments received on investment and mortgage-backed securities:
Held-to-maturity	8,606	45,721	104,321	110,702
Available for sale	10,407	11,770	24,351	22,555
Loans originated or acquired	(43,497)	(26,537)	(74,085)	(43,303)
Proceeds from redemption of Federal Home Loan Bank stock	580	281	648	658
Proceeds from sale of mortgage-backed securities	304	—	21,650	105
Proceeds from sale of loans	9,240	—	—	—
Proceeds from sale of real estate owned	628	186	186	1,178
Purchase of bank owned life insurance	—	—	(1,147)	—
Proceeds from bank owned life insurance claim	—	—	877	—
Purchases of equipment	(49)	(144)	(217)	(89)
Net cash (used in) provided by investing activities	(38,682)	6,888	35,626	13,155
FINANCING ACTIVITIES:
Net increase (decrease) in demand deposits, NOW accounts, and savings accounts	1,689	(2,083)	(1,589)	5,412
Net (decrease) increase in certificates of deposit	(11,194)	4,432	(8,823)	(33,853)
Repayment of borrowing from Federal Home Loan Bank	(143)	(19)	(87)	(45)
(Decrease) increase in advances from borrowers for taxes and insurance	(7)	(54)	183	(25)
Cash dividends paid	—	—	—	(1,466)
Excess tax benefit related to stock compensation	43	9	88	95
Purchase of treasury stock	—	—	—	(49)
Net cash (used in) provided by financing activities	(9,612)	2,285	(10,228)	(29,931)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(47,661)	8,062	27,444	(12,695)
CASH AND CASH EQUIVALENTS – Beginning of year	81,273	53,829	53,829	66,524
CASH AND CASH EQUIVALENTS – End of year	$33,612	$61,891	$81,273	$53,829
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid on deposits and advances from Federal Home Loan Bank	$3,994	$4,411	$5,817	$8,038
Income taxes paid	$—	$1,305	$1,405	$1,325
SUPPLEMENTAL DISCLOSURES OF NONCASH ITEMS:
Real estate acquired in settlement of loans	$236	$199	$223	$461
See notes to consolidated financial statements.

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED) AND YEARS
ENDED SEPTEMBER 30, 2012 AND 2011
1.
  NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Prudential Bancorp, Inc. of Pennsylvania (the “Company”) is a Pennsylvania corporation, which was organized to be the mid-tier holding company for Prudential Savings Bank (the “Bank”), which is a Pennsylvania-chartered, FDIC-insured savings bank with seven full service branches in the Philadelphia area. The Bank’s primary federal banking regulator is the Federal Deposit Insurance Corporation. The Bank is principally in the business of attracting deposits from its community through its branch offices and investing those deposits, together with funds from borrowings and operations, primarily in single-family residential loans. The Bank’s sole subsidiary as of March 31, 2013 (unaudited) was PSB Delaware, Inc. (“PSB”), a Delaware-chartered company established to hold certain investments. As of March 31, 2013, PSB had assets of $110.6 million primarily consisting of investment and mortgage-backed securities. The interim financial data at March 31, 2013 and for the six months ended March 31, 2013 and 2012 are unaudited.
The Company’s primary market area is Philadelphia, in particular South Philadelphia and Center City, as well as Delaware County. The Company also conducts business in Bucks, Chester and Montgomery Counties which, along with Delaware County, comprise the suburbs of Philadelphia. We also make loans in contiguous counties in southern New Jersey.
Prudential Mutual Holding Company (the “MHC”), a Pennsylvania corporation, is the mutual holding company parent of the Company. As of March 31, 2013 (unaudited), Prudential Mutual Holding Company owned 74.6% (7,478,062 shares) of the Company’s outstanding common stock and must always own at least a majority of the voting stock of the Company. In addition to the 6,910,062 shares of the Company received in connection with the reorganization in March 2005, the MHC was concurrently therewith initially capitalized with $100,000 in cash from the Bank. Subsequent to the completion of the reorganization, the MHC has purchased 568,000 shares of the Company’s common stock from other shareholders.
2.
  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation — The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates in the Preparation of Financial Statements  —  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates and assumptions in the Company’s financial statements are recorded in the allowance for loan losses, the fair value of financial instruments, other than temporary impairment of securities and valuation of deferred tax assets. Actual results could differ from those estimates.
Cash and Cash Equivalents  —  For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with original maturities of less than 90 days.
Investment Securities and Mortgage-Backed Securities  —  The Company classifies and accounts for debt and equity securities as follows:
Held to Maturity  —  Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available for Sale  —  Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability and the yield of alternative investments, are classified as available for sale. These assets are carried at fair value. Fair value is determined using public market prices, dealer quotes, and prices obtained from independent pricing services that may be derivable from observable and unobservable market inputs. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders’ equity until realized. Realized gains or losses on the sale of investment and mortgage-backed securities are reported in earnings as of the trade date and determined using the adjusted cost of the specific security sold.
Other-than-temporary impairment  —  Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. For all securities that are in an unrealized loss position for an extended period of time and for all securities whose fair value is significantly below amortized cost, the Company performs an evaluation of the specific events attributable to the market decline of the security. The Company considers the length of time and extent to which the security’s market value has been below cost as well as the general market conditions, industry characteristics, and the fundamental operating results of the issuer to determine if the decline is other-than-temporary. The Company also considers as part of the evaluation its intention whether or not to sell the security until its market value has recovered to a level at least equal to the amortized cost. When the Company determines that a security’s unrealized loss is other-than-temporary, a realized loss is recognized in the period in which the decline in value is determined to be other-than-temporary. The write-down is measured based on public market prices of the security at the time the Company determines the decline in value was other-than-temporary.
Loans Receivable  —  Lending consists of various loan types including single-family residential mortgage loans, construction and land development loans, non-residential or commercial real estate mortgage loans, home equity loans and lines of credit, commercial business loans, and consumer loans and are stated at their unpaid principal balances net of unamortized net fees/costs. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance adjusted for unearned income, the allowance for loan losses and any unamortized deferred fees or costs.
Loan Origination and Commitment Fees  —  The Company defers loan origination and commitment fees, net of certain direct loan origination costs. The balance is accreted into income as a yield adjustment over the life of the loan using the level-yield method.
Interest on Loans  —  The Company recognizes interest on loans on the accrual basis. Income recognition is discontinued when a loan becomes 90 days or more delinquent. Any interest previously accrued is deducted from interest income. Such interest ultimately collected is credited to income when loans are no longer 90 days or more delinquent.
Allowance for Loan Losses  —  The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio as of the Consolidated Statement of Financial Condition date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management’s periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.
Impaired loans are loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreements. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for impaired loans is determined by the difference between the present value of the expected cash flows related to the loans, using the original interest rate, and their recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.
Mortgage loans and consumer loans are comprised of large groups of smaller balance homogeneous loans which are evaluated for impairment collectively. Loans that experience insignificant payment delays, which are defined as less than 90 days, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed.
Real Estate Owned  —  Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at the lower of book value or the estimated fair value at the date of acquisition, less estimated selling costs, establishing a new cost basis. Costs related to the development and improvement of real estate owned properties are capitalized and those relating to holding the properties are charged to expense. After foreclosure, a valuation is periodically performed by management and a write-down is recorded, if necessary, by a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated costs to sell.
Federal Home Loan Bank of Pittsburgh (“FHLB”) Stock  —  FHLB stock is classified as a restricted equity security because ownership is restricted and there is not an established market for its resale. FHLB stock is carried at cost and is evaluated for impairment when certain conditions warrant further consideration.
The Company is a member of the Federal Home Loan Bank of Pittsburgh and as such, is required to maintain a minimum investment in stock of the Federal Home Loan Bank that varies with the level of advances outstanding with the Federal Home Loan Bank. The stock is bought from and sold to the Federal Home Loan Bank based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the Federal Home Loan Bank as compared to the capital stock amount and the length of time this situation has persisted; (b) commitments by the Federal Home Loan Bank to make payments required by law or regulation and the level of such payments in relation to the operating performance; (c) the impact of legislative and regulatory changes on the customer base of the Federal Home Loan Bank; and (d) the liquidity position of the Federal Home Loan Bank.
While the Federal Home Loan Banks have been negatively impacted by the current economic conditions, the Federal Home Loan Bank of Pittsburgh reported profits, remains in compliance with regulatory capital and liquidity requirements, continues to pay dividends on its stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at March 31, 2013 (unaudited), September 30, 2012 or September 30, 2011.
Office Properties and Equipment  —  Land is carried at cost. Office properties and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized and depreciated over their useful lives.
Cash Surrender Value of Life Insurance  —  The Company funds the policy premiums for the lives of certain officers and directors of the Bank. The Bank owned life insurance policies (“BOLI”) provide an attractive tax-exempt return to the Company and is being used by the Company to fund various employee benefit plans. The BOLI is recorded at its cash surrender value.
Dividend Payable  —  Upon declaration of a dividend, a payable is established with a corresponding reduction to retained earnings at the declaration date. There was no dividend payable as of March 31, 2013 (unaudited), September 30, 2012 and September 30, 2011.

Employee Stock Ownership Plan  —  The Bank established an employee stock ownership plan (“ESOP”) for substantially all of its full-time employees. In 2005, the ESOP purchased 452,295 shares of the Company’s common stock on the open market for approximately $4.5 million with a loan from the Company. Shares of the Company’s common stock purchased by the ESOP are held in a suspense account until released for allocation to participants as the loan is repaid. Shares released are allocated to each eligible participant based on the ratio of each such participant’s compensation, as defined in the ESOP, to the total compensation of all eligible plan participants in the ESOP. As the unearned shares are released from suspense, the Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, the difference is recorded to equity as an adjustment to additional paid-in capital.
Share-Based Compensation  —  The Company accounts for stock-based compensation issued to employees, directors, and where appropriate non-employees, in accordance with U.S. GAAP. Under fair value provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the appropriate vesting period using the straight-line method. The amount of stock-based compensation recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date and as a result it may be necessary to recognize the expense using a ratable method. Determining the fair value of stock-based awards at the date of grant requires judgment, including estimating the expected term of the stock options and the expected volatility of the Company’s stock. In addition, judgment is required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates or different key assumptions were used, it could have a material effect on the Company’s Consolidated Financial Statements. See Note 12 of the Notes to Consolidated Financial Statements for additional information regarding stock-based compensation.
Treasury Stock  —  Common stock held in treasury by the Company is accounted for using the cost method, which treats stock held in treasury as a reduction to total stockholders’ equity. The average cost per share of the approximately 2.5 million shares which have been repurchased by the Company was $12.45 for purchases through March 31, 2013 (unaudited). The repurchased shares held by the Company are available for general corporate purposes. As of March 31, 2013 (unaudited) and September 30, 2012, the MHC had purchased 568,000 shares at an average cost of $10.30 per share. As of March 31, 2013 (unaudited), September 30, 2012 and September 30, 2011, 7,478,062 shares were owned by the MHC and 2,540,255 shares had been repurchased by the Company and held as treasury stock which results in 2,545,433 shares being owned by public shareholders.
Comprehensive Income  —  The Company presents in the consolidated statement of comprehensive income those amounts arising from transactions and other events which currently are excluded from the statements of operations and are recorded directly to stockholders’ equity. For the six-months ended March 31, 2013 and 2012 (unaudited), and for the years ended September 30, 2012 and 2011, the only components of comprehensive income were net income, unrealized holding gains, net of income tax expense, on available for sale securities and reclassifications related to realized gains on sale of securities recognized in earnings, net of tax and realized losses due to other than temporary impairment, net of tax. Reclassifications are made to avoid double counting in comprehensive income items which are displayed as part of net income for the period.
Income Taxes  —  The Company records deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management exercises significant judgment in the evaluation of the amount and timing of the recognition of the resulting tax assets and liabilities. The judgments and estimates required for the evaluation are updated based upon changes in business factors and the tax laws. If actual results differ from the assumptions and other considerations used in estimating the amount and timing of tax recognized, there can be no assurance that additional expense will not be required in future periods.
In evaluating the Company’s ability to recover deferred tax assets, management considers all available positive and negative evidence, including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about future taxable income and are consistent with the plans and estimates the Company uses to manage the business. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.
Transfers and Servicing of Financial Assets and Extinguishments of Liabilities  —  The Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, and will derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. Servicing assets and other retained interests in the transferred assets are measured by allocating the previous carrying amount between the asset sold, if any, and retained interests, if any, based on their relative fair values at the date of transfer.
Advertising Costs  —  Advertising costs are expensed as incurred. The Company recognized advertising expense of $156,000 and $92,000 for the six-months ended March 31, 2013 and 2012 (unaudited), respectively. For the years ended September 30, 2012 and 2011, the expenses incurred were $275,000 and $425,000, respectively.
Recent Accounting Pronouncements
In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and International Financial Reporting Standards, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The consolidated statement of comprehensive income is included in the financial statement presented herein.
In September 2011, the FASB issued ASU 2011-09, Compensation — Retirement Benefits — Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer’s Participation in a Multiemployer Plan. The amendments in this Update will require additional disclosures about an employer’s participation in a multiemployer pension plan to enable users of financial statements to assess the potential cash flow implications relating to an employer’s participation in multiemployer pension plans. The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. For public entities, the amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments are to be applied retrospectively for all prior periods presented. See the enhanced disclosure presented in Note 11 of the Notes to Consolidated Financial Statements.
In December 2011, the FASB issued ASU 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate — a Scope Clarification. The amendments in this Update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in-substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in-substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in-substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this Update should be applied on a prospective basis to deconsolidation events occurring after the effective date. Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early adoption is permitted. This ASU did not have a significant impact on the Company’s financial statements.
In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU is not expected to have a significant impact on the Company’s financial statements.
In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The required disclosure is presented in Note 4.

3.
  EARNINGS PER SHARE
Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding and common share equivalents (“CSEs”) that would arise from the exercise of dilutive securities.
The calculated basic and diluted earnings per share are as follows:

	Six Month Ended March 31,				Year Ended September 30,
	2013		2012		2012		2011
	(unaudited)
	(Dollars in Thousands Except Per Share Data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$286	$286	$488	$488	$2,593	$2,593	$112	$112
Weighted average shares outstanding	9,642,156	9,642,156	9,584,075	9,584,075	9,599,222	9,599,222	9,542,298	9,542,298
Effect of CSEs	—	92,389	—	11,363	—	24,524	—	86,892
Adjusted weighted average shares used in earnings per share computation	9,642,156	9,734,545	9,584,075	9,595,438	9,599,222	9,623,746	9,542,298	9,629,190
Earnings per share – basic and diluted	$0.03	$0.03	$0.05	$0.05	$0.27	$0.27	$0.01	$0.01
At March 31, 2013 and 2012 (unaudited), there were anti-dilutive shares of 554,596 and 442,400, respectively. Options to purchase 442,400 shares of common stock were outstanding at September 30, 2012 and 2011, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. The exercise price for the stock options representing the anti-dilutive shares ranged from $7.25 to $11.17.
4.
  ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents the changes in accumulated other comprehensive income by component net of tax for the six months ended March 31, 2013 (unaudited).

Unrealized gains on available for sale securities (a)
(unaudited)
(Dollars in Thousands)
Balance as of September 30, 2012	$1,945
Other comprehensive loss before reclassification	(564)
Amount reclassified from accumulated other comprehensive income	4
Total other comprehensive loss	(560)
Balance as of March 31, 2013 (unaudited)	$1,385

(a)
  All amounts are net of tax. Amounts in parentheses indicate debits.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the six months ended March 31, 2013 (unaudited).

Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (a)	Affected Line Item in the Statement Where Net Income is Presented
(unaudited)
(Dollars in Thousands)
Unrealized gains on available for sale securities	$16	Gain on sale of securities available for sale
	(5)	Income taxes
	(20)	Net impairment losses recognized in earnings
	7	Income taxes
	$(2)	Net of tax

(a)
  Amounts in parentheses indicate debits for net income.
5.
  INVESTMENT AND MORTGAGE-BACKED SECURITIES
The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows:

	March 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(unaudited)
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government and agency obligations	$19,985	$69	$(97)	$19,957
Mortgage-backed securities – U.S. government agencies	37,632	1,355	(39)	38,948
Mortgage-backed securities – non-agency	3,707	215	(130)	3,792
Total debt securities available for sale	61,324	1,639	(266)	62,697

FHLMC preferred stock	6	12	—	18

Total securities available for sale	$61,330	$1,651	$(266)	$62,715

Securities Held to Maturity:
U.S. government and agency obligations	$71,932	$1,064	$(364)	$72,632
Mortgage-backed securities – U.S. government agencies	16,044	1,511	(5)	17,550
Total securities held to maturity	$87,976	$2,575	$(369)	$90,182

	September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government and agency obligations	$13,994	$110	$(1)	$14,103
Mortgage-backed securities – U.S. government agencies	45,722	2,040	—	47,762
Mortgage-backed securities – non-agency	4,308	137	(342)	4,103
Total debt securities available for sale	64,024	2,287	(343)	65,968
FHLMC preferred stock	6	1	—	7
Total securities available for sale	$64,030	$2,288	$(343)	$65,975
Securities Held to Maturity:
U.S. government and agency obligations	$44,475	$1,333	$(9)	$45,799
Mortgage-backed securities – U.S. government agencies	18,635	1,967	—	20,602
Total securities held to maturity	$63,110	$3,300	$(9)	$66,401

	September 30, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government and agency obligations	$9,360	$100	$(36)	$9,424
Mortgage-backed securities – U.S. government agencies	57,340	4,243	—	61,583
Mortgage-backed securities – non-agency	5,249	29	(921)	4,357
Total debt securities	71,949	4,372	(957)	75,364
FHLMC preferred stock	6	—	—	6
Total securities available for sale	$71,955	$4,372	$(957)	$75,370
Securities Held to Maturity:
U.S. government and agency obligations	$87,708	$1,457	$(81)	$89,084
Mortgage-backed securities – U.S. government agencies	21,248	2,389	—	23,637
Total securities held to maturity	$108,956	$3,846	$(81)	$112,721

The following tables show the gross unrealized losses and related fair values of the Company’s investment securities, aggregated by investment category and length of time that individual securities have been in a continuous loss position at March 31, 2013 (unaudited) and at September 30, 2012 and 2011:
March 31, 2013 (unaudited)

	Less than 12 months		More than 12 months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(unaudited)
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government and agency obligations	$(97)	$8,894	$—	$—	$(97)	$8,894
Mortgage-backed securities U.S. government agencies	(39)	1,941	—	—	(39)	1,941
Mortgage-backed securities – non-agency	(4)	—	(126)	867	(130)	867
Total securities available for sale	$(140)	$10,835	$(126)	$867	$(266)	$11,702
Securities Held to Maturity:
U.S. government and agency obligations	$(364)	$36,597	$—	$—	$(364)	$36,597
Mortgage-backed securities U.S. government agencies	(5)	2,471	—	—	(5)	2,471
Total securities held to maturity	$(369)	$39,068	$—	$—	$(369)	$39,068
Total	$(509)	$49,903	$(126)	$867	$(635)	$50,770
September 30, 2012

	Less than 12 months		More than 12 months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government and agency obligations	$(1)	$2,999	$—	$—	$(1)	$2,999
Mortgage-backed securities – non-agency	(21)	144	(321)	2,343	(342)	2,487
Total securities available for sale	$(22)	$3,143	$(321)	$2,343	$(343)	$5,486
Securities Held to Maturity:
U.S. government and agency obligations	$(9)	$10,982	$—	$—	$(9)	$10,982
Total securities held to maturity	$(9)	$10,982	$—	$—	$(9)	$10,982
Total	$(31)	$14,125	$(321)	$2,343	$(352)	$16,468

September 30, 2011

	Less than 12 months		More than 12 months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
Securities Available for Sale:
U.S. government and agency obligations	$(36)	$4,961	$—	$—	$(36)	$4,961
Mortgage-backed securities – non-agency	(50)	1,108	(871)	2,663	(921)	3,771
Total securities available for sale	$(86)	$6,069	$(871)	$2,663	$(957)	$8,732
Securities Held to Maturity:
U.S. government and agency obligations	$(81)	$18,911	$—	$—	$(81)	$18,911
Total securities held to maturity	$(81)	$18,911	$—	$—	$(81)	$18,911
Total	$(167)	$24,980	$(871)	$2,663	$(1,038)	$27,643
The equity securities and U.S. government agency mortgage-backed securities were not in an unrealized loss position as of September 30, 2012 and 2011.
Management evaluates securities for other-than-temporary impairment (“OTTI”) at least once each quarter, and more frequently when economic or market concerns warrant such evaluation. The Company determines whether the unrealized losses are temporary. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an OTTI condition. This includes, but is not limited to, an evaluation of the type of security, the length of time and extent to which the fair value of the security has been less than cost, and the near-term prospects of the issuer.
The Company assesses whether a credit loss existed with respect to a security by considering whether (1) the Company has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. The Company bifurcates the OTTI impact on impaired securities where impairment in value was deemed to be other than temporary between the component representing credit loss and the component representing loss related to other factors. The portion of the fair value decline attributable to credit loss must be recognized through a charge to earnings. The credit component is determined by comparing the present value of the cash flows expected to be collected, discounted at the rate in effect before recognizing any OTTI, with the amortized cost basis of the debt security. The Company uses the cash flow expected to be realized from the security, which includes assumptions about interest rates, timing and severity of defaults, estimates of potential recoveries, the cash flow distribution from the bond indenture and other factors, then applies a discount rate equal to the effective yield of the security. The difference between the present value of the expected cash flows and the amortized book value is considered a credit loss. The fair market value of the security is determined using the same expected cash flows; the discount rate is a rate the Company determines from open market and other sources as appropriate for the particular security. The difference between the fair market value and the security’s remaining amortized cost is recognized in other comprehensive income.
Management has reviewed its investment securities and determined that for the six months ended March 31, 2013 (unaudited) and years ended September 30, 2012 and 2011, unrealized losses of $25,000, $195,000 and $277,000, respectively, on a pre-tax basis for certain securities in the non-agency mortgage-backed portfolio classified as available for sale were deemed other than temporarily impaired.

The following is a rollforward for the six-months ended March 31, 2013 (unaudited) and for the year ended September 30, 2012 of the amounts recognized in earnings related to credit losses on securities which the Company has recorded OTTI charges through earnings and comprehensive income.
Six months ended March 31, 2013 (unaudited)

(Dollars in Thousands)
Credit component of OTTI as of October 1, 2012	$2,103
Additions for credit-related OTTI charges on previously unimpaired securities	—
Additional increases as a result of impairment charges recognized on investments for which an OTTI was previously recognized	20
Credit component of OTTI as of March 31, 2013	$2,123
Year ended September 30, 2012

(Dollars in Thousands)
Credit component of OTTI as of October 1, 2011	$2,404
Additions for credit-related OTTI charges on previously unimpaired securities	—
Reductions for securities liquidated	(455)
Additional increases as a result of impairment charges recognized on investments for which an OTTI was previously recognized	154
Credit component of OTTI as of September 30, 2012	$2,103
U.S. Government Agency Obligations — The Company’s investments reflected in the tables above in U.S. Government sponsored enterprise notes consist of debt obligations of the FHLB and Federal Farm Credit System (“FFCS”). These securities are typically rated AAA by one of the internationally recognized credit rating services. At March 31, 2013 (unaudited), U.S. Government and agency obligations in a gross unrealized loss position for less than twelve months consisted of 18 securities having an aggregate depreciation of $461,000 or 0.5% from the Company’s amortized cost basis. At September 30, 2012, U.S. Government and agency obligations in a gross unrealized loss position for less than twelve months consisted of five securities having an aggregate depreciation of $10,000 or 0.02% from the Company’s amortized cost basis. There were no securities in a gross unrealized loss position for more than twelve months at such date. The unrealized losses on these debt securities relates principally to the changes in market interest rates and a lack of liquidity currently in the financial markets and are not as a result of projected shortfall of cash flows. In addition, the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities. As such, the Company anticipates it will recover the entire amortized cost basis of the securities. As a result, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2013 (unaudited) or September 30, 2012.
U.S. Agency Issued Mortgage-Backed Securities — At March 31, 2013 (unaudited), the gross unrealized loss in U.S. agency issued mortgage-backed securities in the category of experiencing a gross unrealized loss for less than 12 months was $44,000 or 0.08% from the Company’s amortized cost basis and consisted of two securities. There were no securities in a gross unrealized loss position in the category of experiencing a gross unrealized loss for less than 12 months at September 30, 2012 or more than 12 months at March 31, 2013 (unaudited) or September 30, 2012. These securities represent asset-backed issues that are issued or guaranteed by a U.S. Government sponsored agency or carry the full faith and credit of the United States through a government agency and are currently rated AAA by at least one bond credit rating agency. In September 2008, the U.S. Department of the Treasury announced the establishment of the Government Sponsored Enterprise Credit Facility to ensure credit availability to Fannie Mae and Freddie Mac. The U.S. Department of the Treasury also entered into senior preferred stock purchase agreements, which ensure that each entity maintains a positive net worth and effectively support the holders of debt and mortgage-backed securities issued or guaranteed by Fannie Mae and Freddie Mac. The preferred stock agreements enhance market stability by providing additional security to debt holders, senior and subordinated, thereby alleviating the concern of the credit driven impairment of the securities.

Non-Agency Issued Mortgage-Backed Securities and Collateralized Mortgage Obligations — This portfolio was acquired through the redemption-in-kind during 2008 of the Company’s entire investment in a mutual fund and included 50 and 55 collateralized mortgage obligations (“CMO”) and mortgage-backed securities issued by large commercial financial institutions at March 31, 2013 (unaudited) and September 30, 2012, respectively. For the six months ended March 31, 2013 (unaudited) and year ended September 30, 2012, management recognized an OTTI charge related to a portion of the portfolio securities in the amount of $25,000 and $195,000, respectively, on a pre-tax basis due to the fact that, in management’s judgment, the credit quality of the collateral pool underlying such securities had deteriorated during recent periods to the point that full recovery of the entire amortized cost of the investment was considered to be uncertain. This portfolio consists primarily of securities with underlying collateral consisting of Alt-A loans and those collateralized by home equity lines of credit and other receivables as well as whole loans with more significant exposure to depressed real estate markets in the United States. For the overall portfolio of the securities, there was exposure to the declining real estate markets such as California, Nevada, Arizona and Florida and consequently, an additional OTTI charge was deemed to be warranted as of March 31, 2013 (unaudited) and September 30, 2012. Of the recorded charge, a total of $20,000 and $154,000, respectively, was concluded to be credit related and recognized currently in earnings and $5,000 and $41,000, respectively, was concluded to be attributable to other factors and recognized in accumulated other comprehensive income.
As of March 31, 2013 (unaudited) and September 30, 2012, with the exception of securities discussed above, there are no securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the investment. Management concluded that an other-than-temporary impairment did not exist and the decline in value was attributed to the illiquidity in the financial markets. With respect to the $130,000 in gross unrealized losses related to this part of the portfolio as of March 31, 2013 (unaudited), 13 securities had been in a loss position for longer than 12 months while one security had been in a loss position for less than 12 months. With respect to the $342,000 in gross unrealized losses related to this part of the portfolio as of September 30, 2012, 18 securities had been in a loss position for longer than 12 months while five securities had been in a loss position for less than 12 months. However, the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities.
The amortized cost and estimated fair value of U.S. government and agency obligations by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because of call provisions in the securities. Mortgage-backed securities were not included as the contractual maturity thereof is generally irrelevant due to the borrowers’ right to prepay without pre-payment penalty which results in significant prepayments.

	March 31, 2013
	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(unaudited)
	(Dollars in Thousands)
Due within one year	$3,000	$3,021	$—	$—
Due after one through five years	2,000	2,007	—	—
Due after five through ten years	11,498	12,028	2,998	3,062
Due after ten years	55,434	55,576	16,987	16,895
Total	$71,932	$72,632	$19,985	$19,957

	September 30, 2012
	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)
Due within one year	$1,000	$1,006	$—	$—
Due after one through five years	4,000	4,050	—	—
Due after five through ten years	13,498	14,177	2,999	3,081
Due after ten years	25,977	26,566	10,995	11,022
Total	$44,475	$45,799	$13,994	$14,103

	September 30, 2011
	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in Thousands)
Due after one through five years	$11,000	$11,110	$—	$—
Due after five through ten years	49,960	50,658	2,999	3,098
Due after ten years	26,748	27,316	6,361	6,326
Total	$87,708	$89,084	$9,360	$9,424
For the six-month periods ended March 31, 2013 and 2012 (unaudited) the Company realized gross gains of $16,000 and $0, respectively, and gross proceeds from the sale of mortgage-backed securities of $304,000 and $0, respectively. For the years ended September 30, 2012 and 2011, the Company realized gross gains of $2.1 million and $15,000, respectively, and gross proceeds from the sale of mortgage-backed securities of $21.6 million and $105,000, respectively.
6.
  LOANS RECEIVABLE
Loans receivable consist of the following:

	March 31, 2013	September 30,
		2012	2011
	(unaudited)
	(Dollars in Thousands)
One-to four-family residential	$241,968	$222,793	$196,533
Multi-family residential	4,751	5,051	5,723
Commercial real estate	18,599	19,333	21,175
Construction and land development	14,800	14,873	22,226
Commercial business	593	632	814
Consumer	421	523	613
Total loans	281,132	263,205	247,084
Undisbursed portion of loans-in-process	(1,872)	(1,629)	(3,773)
Deferred loan costs	1,489	989	564
Allowance for loan losses	(2,512)	(1,881)	(3,364)
Net loans	$278,237	$260,684	$240,511
The Company originates loans to customers located primarily in its local market area. The ultimate repayment of these loans at March 31, 2013 (unaudited) and September 30, 2012 and 2011 is dependent, to a certain degree, on the local economy and real estate market.

The Company originates both adjustable and fixed interest rate loans. At March 31, 2013 (unaudited), the Bank had $32.2 million and at September 30, 2012 and 2011, the Bank had $20.9 million and $36.8 million of adjustable-rate loans, respectively. The adjustable-rate loans have interest rate adjustment limitations and are generally indexed to the one-year U.S. Treasury note rate, Wall Street Journal prime rate or the Average Contract Interest Rate for previously occupied houses as reported by the Federal Housing Finance Board.
The following tables summarize the loans individually evaluated for impairment by loan segment at March 31, 2013 (unaudited) and September 30, 2012 and 2011:
March 31, 2013 (unaudited)

	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Total
	(unaudited)
	(Dollars in Thousands)
Individually evaluated for impairment	$15,959	$906	$2,623	$1,518	$—	$—	$21,006
Collectively evaluated for impairment	226,009	3,845	15,976	13,282	593	421	260,126
Total loans	$241,968	$4,751	$18,599	$14,800	$593	$421	$281,132
September 30, 2012

	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Total
	(Dollars in Thousands)
Individually evaluated for impairment	$25,440	$916	$1,679	$2,573	$—	$—	$30,608
Collectively evaluated for impairment	197,353	4,135	17,654	12,300	632	523	232,597
Total loans	$222,793	$5,051	$19,333	$14,873	$632	$523	$263,205
September 30, 2011

	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Total
	(Dollars in Thousands)
Individually evaluated for impairment	$7,652	$—	$545	$3,235	$—	$—	$11,432
Collectively evaluated for impairment	188,881	5,723	20,630	18,991	814	613	235,652
Total loans	$196,533	$5,723	$21,175	$22,226	$814	$613	$247,084
The loan portfolio is segmented at a level that allows management to monitor risk and performance. Management evaluates all loans classified as substandard or lower and loans delinquent 90 plus days for potential impairment. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.
Once the determination is made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is generally measured by comparing the recorded investment in the loan to the fair value of the loan using one of the following three methods: (a) the present value of the expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. Management primarily utilizes the fair value of collateral method as a practically expedient alternative.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of March 31, 2013 (unaudited) and September 30, 2012 and 2011:
March 31, 2013 (unaudited)

	Impaired Loans with Specific Allowance		Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(unaudited)
	(Dollars in Thousands)
One-to-four family residential	$—	$—	$15,959	$15,959	$15,959
Multi-family residential	—	—	906	906	906
Commercial real estate	—	—	2,623	2,623	2,623
Construction and land development	—	—	1,518	1,518	1,518
Total Loans	$—	$—	$21,006	$21,006	$21,006
September 30, 2012

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in Thousands)
One-to-four family residential	$—	$—	$25,440	$25,440	$25,440
Multi-family residential	—	—	916	916	916
Commercial real estate	—	—	1,679	1,679	1,679
Construction and land development	—	—	2,573	2,573	2,573
Commercial business	—	—	—	—	—
Consumer	—	—	—	—	—
Total Loans	$—	$—	$30,608	$30,608	$30,608
September 30, 2011

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
	(Dollars in Thousands)
One-to-four family residential	$7,652	$495	$—	$7,652	$8,402
Multi-family residential	—	—	—	—	—
Commercial real estate	—	—	545	545	545
Construction and land development	—	—	3,235	3,235	6,846
Commercial business	—	—	—	—	—
Consumer	—	—	—	—	—
Total Loans	$7,652	$495	$3,780	$11,432	$15,793

The following tables present the average investment in impaired loans and related interest income recognized for the periods indicated:

	Six Months Ended March 31, 2013
	Average Recorded Investment	Income Recognized on Accrual Basis	Income Recognized on Cash Basis
	(unaudited)
	(Dollars in Thousands)
One-to four-family residential	$18,865	$325	$69
Multi-family residential	909	33	—
Commercial real estate	1,569	30	12
Construction and land development	1,730	63	—
Total	$23,073	$451	$81

	Six Months Ended March 31, 2012
	Average Recorded Investment	Income Recognized on Accrual Basis	Income Recognized on Cash Basis
	(unaudited)
	(Dollars in Thousands)
One-to four-family residential	$11,295	$102	$161
Commercial real estate	852	8	—
Construction and land development	2,878	29	—
Total	$15,025	$139	$161

	Year Ended September 30, 2012
	Average Recorded Investment	Income Recognized on Accrual Basis	Income Recognized on Cash Basis
	(Dollars in Thousands)
One-to four-family residential	$14,232	$608	$406
Multi-family residential	394	46	—
Commercial real estate	1,913	54	—
Construction and land development	4,995	122	—
Total	$21,533	$830	$406

	Year Ended September 30, 2011
	Average Recorded Investment	Income Recognized on Accrual Basis	Income Recognized on Cash Basis
	(Dollars in Thousands)
One-to four-family residential	$5,184	$—	$251
Construction and land development	4,122	189	—
Total	$9,306	$189	$251
Federal banking regulations and our policies require that the Company utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Company has incorporated an internal asset classification system, consistent with Federal banking regulations, as a part of the credit monitoring system. Management currently classifies problem and potential problem assets as “special mention,” “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated “special mention.”
The following tables present the classes of the loan portfolio in which a formal risk weighting system is utilized summarized by the aggregate “Pass” and the criticized category of “special mention,” and the classified categories of “substandard” and “doubtful” within the Company’s risk rating system. The Company had no loans classified as “loss” at the dates presented.

	March 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total Loans
	(unaudited)
	(Dollars in Thousands)
Multi-family residential	$3,845	$—	$906	$—	$4,751
Commercial real estate	15,976	—	2,623	—	18,599
Construction and land development	13,282	—	1,518	—	14,800
Commercial business	593	—	—	—	593
Total Loans	$33,696	$—	$5,047	$—	$38,743

	September 30, 2012
	Pass	Special Mention	Substandard	Doubtful	Total Loans
	(Dollars in Thousands)
Multi-family residential	$4,135	$—	$916	$—	$5,051
Commercial real estate	17,654	—	1,679	—	19,333
Construction and land development	12,300	—	2,573	—	14,873
Commercial business	632	—	—	—	632
Total Loans	$34,721	$—	$5,168	$—	$39,889

	September 30, 2011
	Pass	Special Mention	Substandard	Doubtful	Total Loans
	(Dollars in Thousands)
Multi-family residential	$5,723	$—	$—	$—	$5,723
Commercial real estate	20,630	—	545	—	21,175
Construction and land development	11,917	3,901	6,408	—	22,226
Commercial business	814	—	—	—	814
Total Loans	$39,084	$3,901	$6,953	$—	$49,938

The following tables present loans in which a formal risk rating system is not utilized, but loans are segregated between performing and non-performing based primarily on delinquency status:

	March 31, 2013
	Performing	Non-Performing	Total Loans
	(unaudited)
	(Dollars in Thousands)
One-to four-family residential	$237,840	$4,128	$241,968
Consumer	421	—	421
Total Loans	$238,261	$4,128	$242,389

	September 30, 2012
	Performing	Non-Performing	Total Loans
	(Dollars in Thousands)
One-to four-family residential	$209,889	$12,904	$222,793
Consumer	523	—	523
Total Loans	$210,412	$12,904	$223,316

	September 30, 2011
	Performing	Non-Performing	Total Loans
	(Dollars in Thousands)
One-to four-family residential	$186,219	$10,314	$196,533
Consumer	613	—	613
Total Loans	$186,832	$10,314	$197,146
Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is due. The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans:

	March 31, 2013
	Current	30 – 89 Days Past Due	90 Days + Past Due	90 Days + Past Due and Accruing	Total Past Due and Accruing	Total Loans	Non- Accrual
	(unaudited)
	(Dollars in Thousands)
One-to four-family residential	$237,711	$129	$4,128	$—	$129	$241,968	$4,128
Multi-family residential	4,751	—	—	—	—	4,751	—
Commercial real estate	17,538	331	730	—	331	18,599	2,050
Construction and land development	14,800	—	—	—	—	14,800	—
Commercial business	593	—	—	—	—	593	—
Consumer	411	10	—	—	10	421	—
Total Loans	$275,804	$470	$4,858	$—	$470	$281,132	$6,178

	September 30, 2012
	Current	30 – 89 Days Past Due	90 Days + Past Due	90 Days + Past Due and Accruing	Total Past Due and Accruing	Total Loans	Non- Accrual
	(Dollars in Thousands)
One-to four-family residential	$217,061	$1,108	$4,624	$—	$1,108	$222,793	$12,904
Multi-family residential	5,051	—	—	—	—	5,051	—
Commercial real estate	18,859	233	241	—	233	19,333	597
Construction and land development	14,356	—	517	—	—	14,873	517
Commercial business	632	—	—	—	—	632	—
Consumer	522	1	—	—	1	523	—
Total Loans	$256,481	$1,342	$5,382	$—	$1,342	$263,205	$14,018

	September 30, 2011
	Current	30 – 89 Days Past Due	90 Days + Past Due	90 Days + Past Due and Accruing	Total Past Due and Accruing	Total Loans	Non- Accrual
	(Dollars in Thousands)
One-to four-family residential	$190,822	$3,048	$2,663	$—	$3,048	$196,533	$10,314
Multi-family residential	5,723	—	—	—	—	5,723	—
Commercial real estate	20,272	358	545	—	358	21,175	545
Construction and land development	20,454	—	1,772	—	—	22,226	1,772
Commercial business	814	—	—	—	—	814	—
Consumer	613	—	—	—	—	613	—
Total Loans	$238,698	$3,406	$4,980	$—	$3,406	$247,084	$12,631
The allowance for loan losses is established through a provision for loan losses charged to expense. The Company maintains the allowance at a level believed to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the allowance for loan losses no less than quarterly in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio in view of these inherent losses. For each primary type of loan, a loss factor is established reflecting an estimate of the known and inherent losses in such loan type using both a quantitative analysis as well as consideration of qualitative factors. The evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of our loans, the value of collateral securing the loan, the borrower’s ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience.
Commercial real estate loans entail significant additional credit risks compared to one-to four-family residential mortgage loans, as they generally involve large loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties typically depends on the successful operation of the related real estate project and/or business operation of the borrower who is also the primary occupant, and thus may be subject to a greater extent to the effects of adverse conditions in the real estate market and in the economy in general. Commercial business loans typically involve a higher risk of default than residential loans of like duration since their repayment is generally dependent on the successful operation of the borrower’s business and the sufficiency of collateral, if any. Land acquisition, development and construction lending exposes us to greater credit risk than permanent mortgage financing. The repayment of land acquisition, development and construction loans depends upon the sale of the property to third parties or the availability of permanent financing upon completion of all improvements. These events may adversely affect the borrower and the value of the collateral property.
The following tables summarize the primary segments of the allowance for loan losses, segmented into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment. Activity in the allowance is presented for the six-month period ended March 31, 2013 (unaudited) and for the years ended September 30, 2012 and 2011:

	Six Month Ended March 31, 2013
	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Unallocated	Total
	(unaudited)
	(Dollars in Thousands)
ALLL balance at September 30, 2012	$830	$7	$125	$745	$3	$1	$170	$1,881
Charge-offs	(154)	—	—	—	—	—	—	(154)
Recoveries	25	—	—	760	—	—	—	785
Provision	100	—	50	(208)	—	—	58	—
ALLL balance at March 31, 2013	$801	$7	$175	$1,297	$3	$1	$228	$2,512
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	$801	$7	$175	$1,297	$3	$1	$228	$2,512

	Six Month Ended March 31, 2012
	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Unallocated	Total
	(unaudited)
	(Dollars in Thousands)
ALLL balance at September 30, 2011	$1,651	$7	$221	$1,481	$3	$1	—	$3,364
Charge-offs	(261)	—	—	(303)	—	—	—	(564)
Recoveries	—	—	—	—	—	—	—	—
Provision	187	94	52	(256)	1	—	276	250
ALLL balance at March 31, 2012	$1,577	$101	$169	$922	$4	$1	$276	$3,050
Individually evaluated for impairment	$957	$—	$—	$—	$—	$—	$—	$957
Collectively evaluated for impairment	$620	$101	$169	$922	$4	$1	$276	$2,093

	Year Ended September 30, 2012
	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Unallocated	Total
	(Dollars in Thousands)
ALLL balance at September 30, 2011	$1,651	$7	$221	$1,481	$3	$1	$—	$3,364
Charge-offs	(1,905)	—	—	(303)	—	—	—	(2,208)
Recoveries	—	—	—	—	—	—	—	—
Provision	1,084	—	(96)	(433)	—	—	170	725
ALLL balance at September 30, 2012	$830	$7	$125	$745	$3	$1	$170	$1,881
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	$830	$7	$125	$745	$3	$1	$170	$1,881

	Year Ended September 30, 2011
	One- to four- family residential	Multi-family residential	Commercial real estate	Construction and land development	Commercial business	Consumer	Unallocated	Total
	(Dollars in Thousands)
ALLL balance at September 30, 2010	$672	$4	$560	$1,909	$3	$1	$2	$3,151
Charge-offs	(750)	—	—	(3,667)	—	—	—	(4,417)
Recoveries	—	—	—	—	—	—	—	—
Provision	1,729	3	(339)	3,239	—	—	(2)	4,630
ALLL balance at September 30, 2011	$1,651	$7	$221	$1,481	$3	$1	$—	$3,364
Individually evaluated for impairment	$495	$—	$—	$—	$—	$—	$—	$495
Collectively evaluated for impairment	$1,156	$7	$221	$1,481	$3	$1	$—	$2,869
The Company determined that no provision for loan losses was required for the six months ended March 31, 2013 (unaudited) as recoveries of $785,000 were recognized on a previously charged-off construction loan which led to an increase in the loan loss allowance sufficient to address the inherent risk and known losses in the loan portfolio. The Company established a provision for loan losses of $725,000 for the year ended September 30, 2012 as compared to $4.6 million for fiscal 2011. The higher level of provisions in the 2011 period reflected primarily the recognition of the decrease in the value of the collateral securing two construction development projects necessitating charge-offs aggregating $4.4 million. The allowance for loan losses totaled $2.5 million, or 0.9% of total loans and 40.7% of non-performing loans at March 31, 2013 (unaudited) as compared to $1.9 million, or 0.7% of total loans and 13.4% of non-performing loans at September 30, 2012 and $3.4 million, or 1.4% of total loans and 26.6% of non-performing loans at September 30, 2011. The decline in the allowance from the 2011 period resulted from the charge-off of $2.2 million, a portion of which were specific allocations established and charged to provision expense in prior periods.
Management will continue to monitor and modify the allowance for loan losses as conditions dictate. No assurances can be given that the level of allowance for loan losses will cover all of the inherent losses on the loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

The following table summarizes information regarding troubled debt restructurings for the six months ended March 31, 2013 (unaudited). There were no other troubled debt restructuring modifications approved during the six months ended March 31, 2013 (unaudited) or for the years ended September 30, 2012 and 2011.

	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investments
(Dollars in Thousands)
One-to-four family residential	—	$—	$—
Multi-family residential	—	—	—
Commercial real estate	1	1,321	1,321
Construction and land development	—	—	—
Commercial business	—	—	—
Consumer	—	—	—
In January 2013, the Bank completed the sale of five one-to-four family residential loans classified as troubled debt restructurings related to a 133-unit condominium project located in Philadelphia in which the Bank was the lead lender and held a $9.2 million investment. In connection with the closing of the loan sale, the Bank and the other loan participants extended a loan to an affiliate of the borrower, the proceeds of which were used to reduce the principal balance due on the project. The Bank’s portion of such loan is approximately $1.3 million. The new loan is being reported as a troubled debt restructuring during the quarter ending March 31, 2013. The Bank did not incur any additional losses upon completion of the sale of the loans beyond the $968,000 loss already recognized in prior periods.
At September 30, 2012, the Company had five one-to four-family residential loans aggregating to $8.1 million classified as troubled debt restructurings. These loans are all to the same borrower and are related to the 133-unit completed condominium project in Philadelphia discussed above. The loans were originally classified as construction loans but reclassified as one-to four-family residential loans in fiscal 2011 upon the completion of construction due to the nature of the collateral securing the loans. There was a $140,000 decrease in interest income during the year ended September 30, 2012 as a result of the restructuring which involved reducing the interest rate. All of the troubled debt restructurings involved changes in the interest rates on the loans; no debt was forgiven. At September 30, 2012, the troubled debt restructurings were performing in accordance with the modified terms. However, they were on non-accrual. At September 30, 2011, the troubled debt restructurings totaled $7.7 million related to the loans described above.
No troubled debt restructurings defaulted during the six months ended March 31, 2013 and 2012 or during the years ended September 30, 2012 and 2011.

7.
  OFFICE PROPERTIES AND EQUIPMENT
Office properties and equipment are summarized by major classifications as follows:

	March 31, 2013	September 30,
		2012	2011
	(unaudited)
	(Dollars in Thousands)
Land	$247	$247	$247
Buildings and improvements	2,577	2,565	2,565
Furniture and equipment	3,732	3,695	3,519
Automobiles	135	135	144
Total	6,691	6,642	6,475
Accumulated depreciation	(5,126)	(4,954)	(4,659)
Total office properties and equipment, net of accumulated depreciation	$1,565	$1,688	$1,816
Depreciation expense amounted to $172,000, $171,000, $345,000 and $342,000, for the six-months periods ended March 31, 2013 and 2012 (unaudited), and for the years ended September 30, 2012 and 2011, respectively.
8.
  DEPOSITS
Deposits consist of the following major classifications:

	March 31, 2013		September 30,
			2012		2011
	Amount	Percent	Amount	Percent	Amount	Percent
	(unaudited)
	(Dollars in Thousands)
Money market deposit accounts	$68,861	16.5%	$69,735	16.4%	$75,649	17.4%
Interest-bearing checking accounts	35,640	8.6	33,659	7.9	29,658	6.8
Non-interest-bearing checking accounts	3,116	0.7	3,711	0.9	3,847	0.9
Passbook, club and statement savings	72,260	17.4	71,083	16.7	70,623	16.2
Certificates maturing in six months or less	89,095	21.4	71,173	16.7	52,539	12.0
Certificates maturing in more than six months	147,125	35.4	176,241	41.4	203,698	46.7
Total	$416,097	100.0%	$425,602	100.0%	$436,014	100.0%

The amount of scheduled maturities of certificate accounts was as follows:

	March 31, 2013	September 30, 2012
	(unaudited)
	(Dollars in Thousands)
One year or less	$141,425	$145,367
One through two years	26,111	42,424
Two through three years	26,992	23,551
Three through four years	19,439	15,572
Four through five years	22,253	20,500
Total	$236,220	$247,414
Certificates of deposit of $100,000 or more at March 31, 2013 (unaudited), September 30, 2012 and 2011 totaled $90.7 million, $96.2 million and $97.4 million, respectively.
Interest expense on deposits was comprised of the following:

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands)
Checking and money market deposit accounts	$181	$274	$490	$779
Passbook, club and statement savings accounts	121	227	401	701
Certificate accounts	2,057	2,504	4,884	5,611
Total	$2,359	$3,005	$5,775	$7,091
9.
  ADVANCES FROM FEDERAL HOME LOAN BANK
Advances from the FHLB totaled $340,000, $483,000 and $570,000 at March 31, 2013 (unaudited), September 30, 2012 and 2011, respectively. These advances were obtained in connection with the Bank’s participation in a community housing program and range in maturity from fiscal years 2012 through 2015.
The advances are collateralized by all of the Bank’s holdings of FHLB stock, U.S. government and agency investment securities held by the Bank and substantially all qualifying first mortgage loans held by the Bank. At March 31, 2013 (unaudited) and September 30, 2012, the Bank had the ability to obtain $135.0 million and $115.6 million, respectively, of additional FHLB advances.

10.
  INCOME TAXES
The Company files a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. Generally this method allows the Company to deduct an annual addition to the reserve for bad debt equal to its net charge-offs.
The provision for income taxes for the six-months ended March 31, 2013 and 2012 (unaudited) and the years ended September 30, 2012 and 2011 consists of the following:

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands)
Current:
Federal (benefit) expense	$(435)	$505	$321	$1,536
Total current taxes	(435)	505	321	1,536
Deferred income tax expense (benefit)	972	(11)	961	(1,748)
Total income tax provision (benefit)	$537	$494	$1,282	$(212)
Items that gave rise to significant portions of deferred income taxes are as follows:

	March 31, 2013	September 30,
		2012	2011
	(unaudited)
	(Dollars in Thousands)
Deferred tax assets:
Deposit premium	$—	$20	$69
Allowance for loan losses	1,962	2,302	2,695
Real estate owned expenses	222	301	101
Non-accrual interest	119	196	128
Accrued vacation	94	95	78
Capital loss carryforward	1,718	1,262	1,986
Impairment loss	1,113	1,562	1,510
Post-retirement benefit plans	133	135	176
Split dollar life insurance	22	22	31
Employee benefit plans	352	386	345
Total deferred tax assets	5,735	6,281	7,119
Valuation allowance	(2,274)	(2,046)	(2,009)
Total deferred tax assets, net of valuation allowance	3,461	4,235	5,110
Deferred tax liabilities:
Unrealized gain on available for sale securities	470	661	1,161
Property	517	526	545
Mortgage servicing	—	—	1
Deferred loan fees	506	299	192
Total deferred tax liabilities	1,493	1,486	1,899
Net deferred tax asset	$1,968	$2,749	$3,211
The Company establishes a valuation allowance for deferred tax assets when management believes that the deferred tax assets are not likely to be realized either through a carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The tax deduction generated by the redemption of the shares of the mutual fund and the subsequent impairment charge on the assets acquired through the redemption in kind are considered a capital loss and can only be utilized to the extent of capital gains over a five year period, resulting in the establishment of a valuation allowance for the carryforward period which expires beginning in 2013. The valuation allowance totaled $2.3 million March 31, 2013 (unaudited) and $2.0 million at both September 30, 2012 and 2011.
The income tax expense differs from that computed at the statutory federal corporate tax rate as follows:

	Six Months Ended March 31,
	2013		2012
	Amount	Percentage of Pretax Income	Amount	Percentage of Pretax Income (Loss)
	(unaudited)
	(Dollars in Thousands)
Tax at statutory rate	$280	34.0%	$334	34.0%
Adjustments resulting from:
Valuation allowance	228	27.7	102	10.4
Income from bank owned life insurance	(35)	(4.3)	(30)	(3.0)
Employee benefit plans	64	7.8	80	8.1
Other	—	—	8	0.8
Income tax expense per statements of income	$537	65.2%	$494	50.3%

	Year Ended September 30,
	2012		2011
	Amount	Percentage of Pretax Income	Amount	Percentage of Pretax Income (Loss)
	(Dollars in Thousands)
Tax at statutory rate	$1,318	34.0%	$(34)	(34.0)%
Adjustments resulting from:
Valuation allowance	37	0.9	(200)	(200.0)
Income from bank owned life insurance	(160)	(4.1)	(65)	(65.0)
Employee benefit plans	92	2.4	84	84.0
Other	(5)	(0.1)	3	3.0
Income tax expense (benefit) per statements of income	$1,282	33.1%	$(212)	(212.0)%
There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Operations as a component of income tax expense. As of March 31, 2013, the Internal Revenue Service conducted an audit of the Company’s tax returns for the year ended September 30, 2010, and no adverse findings were reported. The Company’s federal and state income tax returns for taxable years through September 30, 2008 have been closed for purposes of examination by the Internal Revenue Service and the Pennsylvania Department of Revenue.

11.
  REGULATORY CAPITAL REQUIREMENTS
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory —  and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and the Bank’s classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to average assets (as defined) and risk-weighted assets (as defined), and of total capital (as defined) to risk-weighted assets. Management believes, as of March 31, 2013 (unaudited), September 30, 2012 and 2011, that the Company and the Bank met all regulatory capital adequacy requirements to which they each are subject.
To be categorized as well capitalized, the Bank must maintain the minimum Tier 1 capital, Tier 1 risk-based and total risk-based ratios as set forth in the table below.

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the following table:

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
March 31, 2013 (unaudited):
Tier 1 capital (to average assets)
Company	$56,267	12.24%	$19,363	4.0%	N/A	N/A
Bank	55,535	11.47	19,363	4.0	$25,204	5.0%
Tier 1 capital (to risk-weighted assets)
Company	59,267	26.74	8,866	4.0	N/A	N/A
Bank	55,535	25.06	8,866	4.0	13,299	6.0
Total capital (to risk-weighted assets)
Company	61,779	27.87	17,732	8.0	N/A	N/A
Bank	58,047	26.19	17,732	8.0	22,165	10.0
September 30, 2012:
Tier 1 capital (to average assets)
Company	$58,548	11.73%	$19,965	4.0%	N/A	N/A
Bank	54,668	10.95	19,965	4.0	$24,956	5.0%
Tier 1 capital (to risk-weighted assets)
Company	58,548	27.51	8,513	4.0	N/A	N/A
Bank	54,668	25.69	8,513	4.0	12,770	6.0
Total capital (to risk-weighted assets)
Company	60,429	28.39	17,027	8.0	N/A	N/A
Bank	56,549	26.57	17,027	8.0	21,284	10.0
September 30, 2011:
Tier 1 capital (to average assets)
Company	$55,199	11.06%	$19,961	4.0%	N/A	N/A
Bank	51,051	10.23	19,961	4.0	$24,951	5.0%
Tier 1 capital (to risk-weighted assets)
Company	55,199	25.54	8,645	4.0	N/A	N/A
Bank	51,051	23.62	8,645	4.0	12,968	6.0
Total capital (to risk-weighted assets)
Company	57,909	26.79	17,290	8.0	N/A	N/A
Bank	53,761	24.87	17,290	8.0	21,613	10.0

12.
  EMPLOYEE BENEFITS
The Bank is a member of a multi-employer (and multiple-employer plan under the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986) defined benefit pension plan covering all employees meeting certain eligibility requirements. The Bank’s policy is to fund pension costs accrued. The expense relating to this plan for the six months ended March 31, 2013 and 2012 (unaudited) was $187,000 and $496,000, respectively. The expense relating to this plan for the years ended September 30, 2012 and 2011 was $841,000 and $730,000, respectively. There are no collective bargaining agreements in place that require contributions to the plan. Additional information regarding the plan as of September 30, 2012 is noted below:

Legal Name of Plan	Pentegra Defined Benefit Plan for Financial Institutions
Plan Employer Identification Number	13-5645888
The Company’s Contribution for the year ended September 30, 2012	$980,000
Are Company’s Contributions more than 5% of total contributions?	No
Funded Status	100.09%
The Pentegra Defined Benefits Plan for Financial Institutions is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.
The Bank also has a defined contribution plan for employees meeting certain eligibility requirements. The defined contribution plan may be terminated at any time at the discretion of the Bank. There was no expense relating to this plan for the six months ended March 31, 2013 and 2012 (unaudited) or years ended September 30, 2012 and 2011. The Company eliminated the employer match in conjunction with the establishment of the employee stock ownership plan (“ESOP”) discussed below.
The Bank maintains an ESOP for substantially all of its full-time employees meeting certain eligibility requirements. The purchase of shares of the Company’s common stock by the ESOP was funded by a loan from the Company. The loan will be repaid principally from the Bank’s contributions to the ESOP. Shares of the Company’s common stock purchased by the ESOP are held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made on the loan. Shares released are allocated to each eligible participant based on the ratio of each such participant’s base compensation, as defined in the ESOP, to the total base compensation of all eligible plan participants. As the unearned shares are released and allocated among participants, the Bank recognizes compensation expense based on the current market price of the shares released. The ESOP purchased 452,295 shares of the Company’s common stock on the open market for a total cost of approximately $4.5 million. The average purchase price was $9.86 per share. As of March 31, 2013 (unaudited) and September 30, 2012, the Company had allocated a total of 175,305 shares and 152,685, respectively, from the suspense account to participants and committed to release an additional 5,655 shares and 16,965 shares, respectively. The expense relating to the ESOP for the six months ended March 31, 2013 and 2012 (unaudited) was $79,000 and $59,000, respectively. The expense relating to the ESOP for the years ended September 30, 2012 and 2011 was $122,000 and $139,000, respectively.
The Company maintains a Recognition and Retention Plan (“RRP”) which is administered by a committee of the Board of Directors. The RRP provides for the grant of shares of common stock of the Company to certain officers, employees and directors of the Company. In order to fund the grant of shares under the RRP, the RRP Trust purchased 226,148 shares of the Company’s common stock in the open market for approximately $2.5 million at an average price per share of $10.85. The Company made sufficient contributions to the RRP Trust to fund these purchases. No additional purchases are expected to be made by the RRP Trust under the RRP. As of March 31, 2013 (unaudited), substantially all the shares had been awarded as part of the RRP. Shares subject to awards under the

RRP generally vest at the rate of 20% per year over five years. As of March 31, 2013 (unaudited) and September 30, 2012, 141,975 shares and 106,198 shares, respectively, had become fully vested and 3,900 shares and none, respectively, had been forfeited. The forfeited shares are available for future awards.
Compensation expense related to the shares subject to awards granted is recognized ratably over the five-year vesting period in an amount per share equal to the fair value at the grant date. During the six months ended March 31, 2013 (unaudited), $225,000 was recognized in compensation expense for the RRP. Income tax benefit of $30,000 was recognized for the six months ended March 31, 2013 (unaudited). During the six months ended March 31, 2012 (unaudited), 195,000 was recognized in compensation expense for the RRP. Tax expense of $2,000 was recognized during the six months ended March 31, 2012 (unaudited). During the year ended September 30, 2012, approximately $390,000 was recognized in compensation expense for the RRP. Tax benefits of $64,000 were recognized during the year ended September 30, 2012. During the year ended September 30, 2011, approximately $390,000 was recognized in compensation expense for the RRP. Tax benefits of $71,000 were recognized during the year ended September 30, 2011. At March 31, 2013 (unaudited) and September 30, 2012, approximately $623,000 and $502,000, respectively, in additional compensation expense for the shares awarded related to the RRP remained unrecognized.
A summary of the Company’s nonvested stock award activity for the six months ended March 31, 2013 (unaudited) and year ended September 30, 2012 is presented in the following tables:

	Six Months Ended March 31, 2013
	Number of Shares	Weighted Average Grant Date Fair Value
	(unaudited)
Nonvested stock awards at October 1, 2012	72,684	$11.10
Issued	47,266	7.38
Forfeited	(3,900)	8.96
Vested	(35,776)	11.12
Nonvested stock awards at the March 31, 2013	80,274	$9.00

	Year Ended September 30, 2012
	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested stock awards at beginning of year	108,460	$11.10
Issued	—	—
Vested	(35,776)	11.12
Nonvested stock awards at the end of the period	72,684	$11.10
The Company also maintains a Stock Option Plan. The Stock Option Plan authorizes the grant of stock options to officers, employees and directors of the Company to acquire shares of common stock with an exercise price at least equal to the market value of the common stock on the grant date. Options will generally become vested and exercisable at the rate of 20% per year over five years and are generally exercisable for a period of ten years after the grant date. A total of 565,369 shares of common stock are available for issuance pursuant to the Stock Option Plan. As of March 31, 2013 (unaudited) and September 30, 2012, 565,369 and 442,400, respectively, of the options had been awarded under the Plan. As of March 31, 2013 (unaudited) and September 30, 2012, 351,093 and 262,613 options, respectively, were vested and 10,773 and none, respectively, had been forfeited.

A summary of the status of the Company’s stock options under the Stock Option Plan as of March 31, 2013 and September 30, 2012 and changes during the six month period ended March 31, 2013 (unaudited) and year ended September 30, 2012 are presented below:

	Six Months Ended March 31, 2013
	Number of Shares	Weighted Average Exercise Price
	(unaudited)
Options outstanding at October 1, 2012	442,400	$11.12
Granted	122,969	7.37
Exercised	—	—
Forfeited	(10,773)	8.90
Outstanding at March 31, 2013	554,596	$10.33
Exercisable at March 31, 2013	351,093	$11.13

	Year Ended September 30, 2012
	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	442,400	$11.12
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at the end of the period	442,400	$11.12
Exercisable at the end of the period	262,613	$11.13
The weighted average remaining contractual term was approximately 6.6 years and 6.25 years for options outstanding as of March 31, 2013 (unaudited) and September 30, 2012, respectively.
The estimated fair value of options granted during fiscal 2009 was $2.81 per share, $2.76 for options granted during fiscal 2010 and $3.15 for options granted during 2013. The fair value was estimated on the date of grant using the Black-Scholes pricing model. No options were granted in fiscal years 2011 and 2012.
During the years ended September 30, 2012 and 2011, $244,000 was recognized in compensation expense for the Stock Option Plan in both periods. A tax benefit of $24,000 was recognized during each of the years ended September 30, 2011 and 2012. During the six months ended March 31, 2013 (unaudited) $129,000 was recognized in compensation expense for the Stock Option Plan. A tax benefit $13,000 was recognized for the six months ended March 31, 2013 (unaudited). During the six months ended March 31, 2012 (unaudited) $122,000 was recognized in compensation expense. A tax benefit of $12,000 was recognized during the six months ended March 31, 2012. At March 31, 2013 (unaudited) and September 30, 2012, approximately $533,000 and $315,000, respectively, in additional compensation expense for awarded options remained unrecognized. The weighted average period over which this expense will be recognized is approximately 1.6 years and 1.25 years at each respective period.
13.
  COMMITMENTS AND CONTINGENT LIABILITIES
At March 31, 2013 (unaudited), the Company had $7.5 million in outstanding commitments to originate fixed and variable-rate loans with market interest rates ranging from 2.50% to 6.00%. At September 30, 2012, the Company had $14.1 million in outstanding commitments to originate fixed and variable-rate loans with market interest rates ranging from 2.75% to 6.00%. At September 30,

2011, the Company had $7.2 million in outstanding commitments to originate fixed and variable-rate loans with market interest rates ranging from 4.125% to 7.25%. The aggregate undisbursed portion of loans-in-process amounted to $1.9 million, $1.6 million and $3.8 million, respectively, at March 31, 2013 (unaudited), September 30, 2012 and 2011.
The Company also had commitments under unused lines of credit of $6.1 million, $6.5 million and $7.8 million, respectively, and letters of credit outstanding of $187,000, $167,000 and $676,000, respectively, at March 31, 2013 (unaudited), September 30, 2012 and 2011, respectively.
The Company is subject to various pending claims and contingent liabilities arising in the normal course of business which are not reflected in the accompanying consolidated financial statements. Management considers that the aggregate liability, if any, resulting from such matters will not be material.
Among the Company’s contingent liabilities are exposures to limited recourse arrangements with respect to the Company’s sales of whole loans and participation interests. At both March 31, 2013 (unaudited) and September 30, 2012, the exposure, which represents a portion of credit risk associated with the sold interests, amounted to $64,000. This exposure is for the life of the related loans and payables, on the Company’s proportionate share, as actual losses are incurred.
14.
  FAIR VALUE MEASUREMENT
The fair value estimates presented herein are based on pertinent information available to management as of March 31, 2013 (unaudited), September 30, 2012 and 2011, respectively. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.
Generally accepted accounting principles used in the United States establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.
The three broad levels of hierarchy are as follows:
Level 1
  Quoted prices in active markets for identical assets or liabilities.
Level 2
  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3
  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Those assets as of March 31, 2013 (unaudited) and September 30, 3012 and 2011, which are to be measured at fair value on a recurring basis are as follows:
March 31, 2013

	Category Used for Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	(unaudited)
	(Dollars in Thousands)
Assets:
Securities available for sale:
U.S. Government and agency obligations	$—	$19,957	$—	$19,957
Mortgage-backed securities – U.S. Government agencies	—	38,948	—	38,948
Mortgage-backed securities – Non-agency	—	3,792	—	3,792
FHLMC preferred stock	18	—	—	18
Total	$18	$62,697	$—	$62,715
September 30, 2012

	Category Used for Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	(Dollars in Thousands)
Assets:
Securities available for sale:
U.S. Government and agency obligations	$—	$14,103	$—	$14,103
Mortgage-backed securities – U.S. Government agencies	—	47,762	—	47,762
Mortgage-backed securities – Non-agency	—	4,103	—	4,103
FHLMC preferred stock	7	—	—	7
Total	$7	$65,968	$—	$65,975
September 30, 2011

	Category Used for Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	(Dollars in Thousands)
Assets:
Securities available for sale:
U.S. Government and agency obligations	$—	$9,424	$—	$9,424
Mortgage-backed securities – U.S. Government agencies	—	61,583	—	61,583
Mortgage-backed securities – Non-agency	—	4,357	—	4,357
FHLMC preferred stock	6	—	—	6
Total	$6	$75,364	$—	$75,370
Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The Company measures impaired loans and real estate owned at fair value on a non-recurring basis.
Impaired Loans
The Company considers loans to be impaired when it becomes more likely than not that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreements. Collateral dependent impaired loans are based on the fair value of the collateral which is based on appraisals and would be categorized as Level 2 measurement. In some cases, adjustments are made to the appraised values for various factors including the age of the appraisal, age of the comparables included in the appraisal, and known changes in the market and in the collateral. These adjustments are based upon unobservable inputs, and therefore, the fair value measurement has been categorized as a Level 3 measurement. These loans are reviewed for impairment and written down to their net realizable value by charges against the allowance for loan losses. The collateral underlying these loans had a fair value of $21.0 million at March 31, 2013 (unaudited) and $30.6 million at September 30, 2012.
Real Estate Owned
Once an asset is determined to be uncollectible, the underlying collateral is generally repossessed and reclassified to foreclosed real estate and repossessed assets. Once repossessed, these assets are carried at the lower of cost or fair value of the collateral, based on independent appraisals, less cost to sell and would be categorized as Level 2 measurement. In some cases, adjustments are made to the appraised values for various factors including age of the appraisal, age of the comparables included in the appraisal, and known changes in the market and in the collateral. Thus the evaluations are based upon unobservable inputs, and therefore, the fair value measurement has been categorized as a Level 3 measurement.
Summary of Non-Recurring Fair Value Measurements

	At March 31, 2013
	Level 1	Level 2	Level 3	Total
	(unaudited)
	(Dollars in Thousands)
Impaired loans	$—	$—	$21,006	$21,006
Real estate owned	—	—	1,258	$1,258
Total	$—	$—	$22,264	$22,264

	At September 30, 2012
	Level 1	Level 2	Level 3	Total
	(Dollars in Thousands)
Impaired loans	$—	$—	$30,608	$30,608
Real estate owned	—	—	1,972	$1,972
Total	$—	$—	$32,580	$32,580

	At September 30, 2011
	Level 1	Level 2	Level 3	Total
	(Dollars in Thousands)
Impaired loans	$—	$—	$10,937	10,937
Real estate owned	—	2,268	—	2,268
Total	$—	$2,268	$10,937	$13,205

The following tables provide information describing the valuation processes used to determine nonrecurring fair value measurements categorized within level 3 of the fair value hierarchy:

	At March 31, 2013
	Fair Value	Valuation Technique	Unobservable Input	Range
	(unaudited)
	(Dollars in Thousands)
Impaired loans	$21,006	Property appraisals	Management discount for selling costs, property type and market volatility	10% – 20% discount
Real estate owned	$1,258	Property appraisals	Management discount for selling costs, property type and market volatility	10% – 20% discount

	At September 30, 2012
	Fair Value	Valuation Technique	Unobservable Input	Range
	(Dollars in Thousands)
Impaired loans	$30,608	Property appraisals	Management discount for selling costs, property type and market volatility	10% – 20% discount
Real estate owned	$1,972	Property appraisals	Management discount for selling costs, property type and market volatility	10% – 20% discount

The fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

			Fair Value Measurements at March 31, 2013
	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(unaudited)
	(Dollars in Thousands)
Assets:
Cash and cash equivalents	$33,612	$33,612	$33,612	$—	$—
Investment and mortgage-backed securities available for sale	62,715	62,715	18	62,697	—
Investment and mortgage-backed securities held to maturity	87,976	90,182	—	90,182	—
Loans receivable, net	278,237	283,817	—	—	283,817
Accrued interest receivable	1,833	1,833	1,833	—	—
Federal Home Loan Bank stock	1,659	1,659	1,659	—	—
Bank owned life insurance	7,022	7,022	7,022	—	—
Liabilities:
Checking accounts	38,756	38,756	38,756	—	—
Money market deposit accounts	68,861	68,861	68,861	—	—
Passbook, club and statement savings accounts	72,260	72,260	72,260	—	—
Certificates of deposit	236,220	240,855	—	240,855	—
Advances from Federal Home Loan Bank	340	340	340	—	—
Accrued interest payable	747	747	747	—	—
Advances from borrowers for taxes and insurance	1,266	1,266	1,266	—	—

			Fair Value Measurements at September 30, 2012
	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(Dollars in Thousands)
Assets:
Cash and cash equivalents	$81,273	$81,273	$81,273	$—	$—
Investment and mortgage-backed securities available for sale	65,975	65,975	7	65,968	—
Investment and mortgage-backed securities held to maturity	63,110	66,401	—	66,401	—
Loans receivable, net	260,684	266,699	—	—	266,699
Accrued interest receivable	1,661	1,661	1,661	—	—
Federal Home Loan Bank stock	2,239	2,239	2,239	—	—
Bank owned life insurance	6,919	6,919	6,919	—	—
Liabilities:
Checking accounts	37,370	37,370	37,370	—	—
Money market deposit accounts	69,735	69,735	69,735	—	—
Passbook, club and statement savings accounts	71,083	71,083	71,083	—	—
Certificates of deposit	247,414	252,479	—	252,479	—
Advances from Federal Home Loan Bank	483	484	484	—	—
Accrued interest payable	2,382	2,382	2,382	—	—
Advances from borrowers for taxes and insurance	1,273	1,273	1,273	—	—

	September 30, 2011
	Carrying Amount	Fair Value
	(Dollars in Thousands)
Assets:
Cash and cash equivalents	$53,829	$53,829
Investment and mortgage-backed securities available for sale	75,370	75,370
Investment and mortgage-backed securities held to maturity	108,956	112,721
Loans receivable, net	240,511	248,382
Accrued interest receivable	2,026	2,026
Federal Home Loan Bank stock	2,887	2,887
Bank owned life insurance	6,180	6,180
Liabilities:
Checking accounts	33,505	33,505
Money market deposit accounts	75,649	75,649
Passbook, club and statement savings accounts	70,623	70,623
Certificates of deposit	256,237	262,489
Advances from Federal Home Loan Bank	570	570
Accrued interest payable	2,420	2,420
Advances from borrowers for taxes and insurance	1,090	1,090

Cash and Cash Equivalents — For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.
Investments and Mortgage-Backed Securities — The fair value of investment securities and mortgage-backed securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services.
Loans Receivable — The fair value of loans is estimated based on present value using the current market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying value that fair value is compared to is net of the allowance for loan losses and other associated premiums and discounts. Due to the significant judgment involved in evaluating credit quality, loans are classified within level 3 of the fair value hierarchy.
Accrued Interest Receivable — For accrued interest receivable, the carrying amount is a reasonable estimate of fair value.
Federal Home Loan Bank (FHLB) Stock — Although FHLB stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value as its ownership is restricted and it lacks a market. The estimated fair value approximates the carrying amount.
Bank Owned Life Insurance — The fair value of bank owned life insurance is based on the cash surrender value obtained from an independent advisor that are be derivable from observable market inputs.
Checking Accounts, Money Market Deposit Accounts, Passbook Accounts, Club Accounts, Statement Savings Accounts, and Certificates of Deposit — The fair value of passbook accounts, club accounts, statement savings accounts, checking accounts, and money market deposit accounts is the amount reported in the financial statements. The fair value of certificates of deposit is based on market rates currently offered for deposits of similar remaining maturity.
Advances from Federal Home Loan Bank — The fair value of advances from FHLB is the amount payable on demand at the reporting date.
Accrued Interest Payable — For accrued interest payable, the carrying amount is a reasonable estimate of fair value.
Advances from borrowers for taxes and insurance — For advances from borrowers for taxes and insurance, the carrying amount is a reasonable estimate of fair value.
Commitments to Extend Credit and Letters of Credit — The majority of the Bank’s commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. The estimated fair value approximates the recorded deferred fee amounts, which are not significant.

15.
  PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA (PARENT COMPANY ONLY)
STATEMENT OF FINANCIAL CONDITION

	March 31, 2013	September 30,
		2012	2011
	(unaudited)
	(Dollars in Thousands)
Assets:
Cash	$105	$254	$500
ESOP loan receivable	3,249	3,342	3,521
Investment in Bank	56,448	55,952	53,304
Other assets	378	283	127
Total assets	$60,180	$59,831	$57,452
Stockholders’ equity:
Preferred stock	—	—	—
Common stock	126	126	126
Additional paid-in-capital	54,932	54,610	54,078
Unearned ESOP shares	(2,676)	(2,787)	(3,011)
Treasury stock	(31,625)	(31,625)	(31,625)
Retained earnings	38,510	38,224	35,631
Accumulated other comprehensive income	913	1,283	2,253
Total stockholders’ equity	60,180	59,831	57,452
Total liabilities and stockholders’ equity	$60,180	$59,831	$57,452
INCOME STATEMENT

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands)
Interest on ESOP loan	$95	$101	$199	$209
Equity in the undistributed earnings (loss) of the Bank	432	679	2,863	(642)
Dividends from Bank	—	—	—	1,000
Other income	—	3	3	16
Total income	527	783	3,065	583
Professional services	121	200	215	236
Other expense	206	193	396	362
Total expense	327	393	611	598
Income (loss) before income taxes	200	390	2,454	(15)
Income tax benefit	(86)	(98)	(139)	(127)
Net income	$286	$488	$2,593	$112

CASH FLOWS

	Six Months Ended March 31,		Year Ended September 30,
	2013	2012	2012	2011
	(unaudited)
	(Dollars in Thousands)
Operating activities:
Net income	$286	$488	$2,593	$112
(Increase) decrease in assets	(95)	(124)	(155)	31
Equity in the undistributed (earnings) loss of the Bank	(432)	(679)	(2,863)	642
Net cash (used in) provided by operating activities	(241)	(315)	(425)	785
Investing activities:
Repayments received on ESOP loan	92	88	179	168
Net cash provided by investing activities	92	88	179	168
Financing activities:
Cash dividends paid	—	—	—	(1,466)
Payment to repurchase common stock	—	—	—	(49)
Net cash used in financing activities	—	—	—	(1,515)
Net decrease in cash and cash equivalents	(149)	(227)	(246)	(562)
Cash and cash equivalents, beginning of year	254	500	500	1,062
Cash and cash equivalents, end of year	$105	$273	$254	$500

16.
  CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
Unaudited quarterly financial data for the six months ended March 31, 2013 and the years ended September 30, 2012 and 2011 is as follows:

	March 31, 2013		September 30, 2012				September 30, 2011
	1st Qtr	2nd Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
	(unaudited)
	(Dollars in Thousands)
Interest income	$4,397	$4,253	$4,983	$4,813	$4,828	$4,354	$5,653	$5,446	$5,454	$5,132
Interest expense	1,220	1,139	1,514	1,493	1,432	1,339	2,022	1,816	1,683	1,576
Net interest income	3,177	3,114	3,469	3,320	3,396	3,015	3,631	3,630	3,771	3,556
Provision for loan losses	—	—	150	100	100	375	580	3,600	—	450
Net interest income after provision for loan losses	3,177	3,114	3,319	3,220	3,296	2,640	3,051	30	3,771	3,106
Non-interest income	224	199	173	133	188	2,572	134	175	241	329
Non-interest expense	2,778	3,113	2,867	2,996	2,936	2,867	2,863	2,807	2,614	2,653
Income (loss) before income tax expense (benefit)	623	200	625	357	548	2,345	322	(2,602)	1,398	782
Income tax expense (benefit)	351	186	221	273	88	700	416	(740)	227	(115)
Net income (loss)	$272	$14	$404	$84	$460	$1,645	$(94)	$(1,862)	$1,171	$897
Per share:
Earnings per share – basic	$0.03	$0.00	$0.04	$0.01	$0.05	$0.17	$(0.01)	$(0.20)	$0.12	$0.09
Earnings per share – diluted	0.03	0.00	0.04	0.01	0.05	0.17	(0.01)	(0.20)	0.12	0.09
Dividends per share	—	—	—	—	—	—	0.05	0.05	—	—
Due to rounding, the sum of the earnings per share in individual quarters may differ from reported amounts.
17.
  SUBSEQUENT EVENTS
The Company has evaluated events and transactions occurring subsequent to March 31, 2013, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date these financial statements were issued.
On June 13, 2013, the Company announced that it has adopted a plan of conversion and reorganization (the “Plan”) pursuant to which Prudential Savings Bank will reorganize from the two tier mutual holding company structure to the stock holding company structure and will undertake a “second step” offering of shares of common stock of a new Pennsylvania corporation formed in connection with the conversion.
The MHC, which owns approximately 74.6% of the outstanding common stock of the Company, will merge with and into the Company as part of the reorganization and its shares in the Company will be extinguished. The Company will then merge with and into the new Pennsylvania corporation. The new holding company will offer and sell shares of common stock in an amount representing the percentage ownership interest currently held by the MHC, based on an independent appraisal. The new holding company will offer shares of its common stock for sale to the Bank’s eligible depositors and others in a subscription and community offering in the manner and subject to the priorities set forth in the Plan. In addition, in connection with the conversion of the MHC, shares of the Company’s common stock held by shareholders other than the MHC will be exchanged for shares of common stock of the new Pennsylvania corporation pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will be determined based upon the independent appraisal of the new holding company and the results of the offering.

At the time of the conversion and reorganization, liquidation accounts will be established for the benefit of certain depositors of the MHC (the Bank’s depositors as of certain specified dates) by the new holding company and the Bank in an amount equal to the percentage ownership in the Company owned by the MHC multiplied by the Company’s shareholders’ equity as reflected in the latest statement of financial condition used in the final offering prospectus for the conversion plus the value of the net assets of the Company as reflected in the latest statement of financial condition of the Company prior to the effective date of the conversion and reorganization.
The conversion and reorganization is subject to approval of the Company’s shareholders (including the approval of a majority of the shares held by persons other than the MHC), voting depositors of the Bank and regulatory agencies.
The costs associated with the stock offering will be deferred and will be deducted from the proceeds upon sale of the stock. To date, no stock offering expenses have been expensed. Approximately $32,300 of costs have been incurred and deferred. If the stock offering is unsuccessful, these costs will be expensed.

You should rely only on the information contained in this prospectus. Neither Prudential Savings Bank nor Prudential Bancorp, Inc. has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Proposed Holding Company for
Prudential Savings Bank)
Up to 6,756,210 Shares of Common Stock
COMMON STOCK

PROSPECTUS

           , 2013
Until            , 2013, or 25 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.*

Filing fees (Nasdaq, FINRA, Blue Sky and SEC)	$50,000
Printing, postage, mailing and EDGAR expenses	285,000
Legal fees	450,000
Accounting fees and expenses	60,000
Appraiser’s fees and expenses	57,000
Business plan fees and expenses	55,000
Marketing agent expenses (including legal fees)(1)	100,000
Records agent fees and expenses	50,000
Transfer agent fees and expenses	7,500
Proxy solicitor fees and expenses	10,000
Certificate printing	7,500
Miscellaneous	18,000
Total	$1,150,000

*
  Estimated
(1)
  In addition to the foregoing expenses, Sandler O’Neill & Partners, L.P. will receive fees based on the number of shares sold in the conversion and offering. Based upon the assumptions and the information set forth under ‘‘Pro Forma Data’’ and ‘‘The Conversion and Offering — Marketing Arrangements’’ in the Prospectus, it is estimated that such fees will be $1.0 million, $1.2 million and $1.4 million at the minimum, midpoint and maximum of the offering range, respectively.
Item 14.    Indemnification of Directors and Officers.
Article VI of the Registrant’s Bylaws provides as follows:
6.1
  Indemnification in Third Party Actions.   The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer or representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with such threatened, pending or completed action, suit or proceeding.
6.2
  Indemnification in Derivative Actions.   The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer or representative of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with such threatened, pending or completed action or suit.

6.3
  Procedure for Effecting Indemnification.   Indemnification under Sections 6.1 or 6.2 shall be automatic and shall not require any determination that indemnification is proper, except that no indemnification shall be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by the court in which the action was brought or by any other appropriate court to have constituted willful misconduct or recklessness.
6.4
  Advancing Expenses.   Expenses incurred by a person who may be indemnified under Section 6.1 or 6.2 shall be paid by the Corporation in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.
6.5
  Indemnification of Employees, Agents and Other Representatives.   The Corporation may, at the discretion and the extent determined by the Board of Directors of the Corporation, (i) indemnify any person who neither is nor was a director or officer of the Corporation but who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (and whether brought by or in the right of the Corporation), by reason of the fact that the person is or was an employee, agent or other representative of the Corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with such threatened, pending or completed action, suit or proceeding and (ii) pay such expenses in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking of the kind described in Section 6.4.
6.6
  Other Rights.   The indemnification and advancement of expenses provided by or pursuant to this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of shareholders or directors, or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.
6.7
  Insurance.   The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI.
6.8
  Security Fund; Indemnity Agreements.   By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers, directors, employees, and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article VI.
6.9
  Modification.   The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI, and no amendment or termination of any trust fund or other fund created pursuant to Section 6.8 hereof, shall alter to the detriment of such person the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal, or termination.
6.10
  Proceedings Initiated by Indemnified Persons.   Notwithstanding any other provision in this Article VI, the Corporation shall not indemnify a director, officer, employee, or agent for any liability incurred in an action, suit, or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit, or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors then in office.
6.11
  Savings Clause.   If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee, and agent of the Corporation as to costs, charges, and expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the fullest extent permitted by applicable law.
   If the laws of the Commonwealth of Pennsylvania are amended to permit further indemnification of the directors, officers, employees, and agents of the Corporation, then the Corporation shall indemnify such persons to the fullest extent permitted by law. Any repeal or modification of this Article VI by the Board of Directors or the shareholders of the Corporation shall not adversely affect any right or protection of a director, officer, employee, or agent existing at the time of such repeal or modification.
The Federal Deposit Insurance Act (the “FDI Act”) provides that the FDIC may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. FDIC regulations prohibit, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees from any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.
Item 15.    Recent Sales of Unregistered Securities
Not applicable.

Item 16.    Exhibits and Financial Statement Schedules
The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:
(a) List of Exhibits (filed herewith unless otherwise noted)

No.	Description
1.1	Form of Agency Agreement with Sandler O’Neill & Partners, L.P.
1.2	Engagement Letters with Sandler O’Neill & Partners, L.P.(1)
2.0	Plan of Conversion and Reorganization, As Amended
3.1	Articles of Incorporation of Prudential Bancorp, Inc.(1)
3.2	Bylaws of Prudential Bancorp, Inc.(1)
4.0	Form of Stock Certificate of Prudential Bancorp, Inc.(1)
5.0	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality
8.1	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: Federal tax matters(1)
8.2	Opinion of S.R. Snodgrass, A.C. re: Pennsylvania tax matters(1)
10.1	Amended and Restated Employment Agreement between Prudential Savings Bank and Thomas A. Vento(2)
10.2	Amended and Restated Employment Agreement between Prudential Savings Bank and Joseph R. Corrato(2)
10.3	Amended and Restated Post Retirement Agreement between Prudential Savings Bank and Joseph W. Packer, Jr. (3)
10.4	Amended and Restated Split-Dollar Collateral Assignment with Joseph W. Packer, Jr. and Diane B. Packer(3)
10.5	Amended and Restated Split-Dollar Collateral Assignment with Joseph W. Packer, Jr.(3)
10.6	Amendment No. 1 to Split-Dollar Agreement between the Bank and Joseph W. Packer, Jr.(3)
10.7
Settlement Agreement, dated November 7, 2008, by and among Prudential Mutual Holding Company, Prudential Bancorp, Inc. of Pennsylvania, Prudential Savings Bank, Stilwell Value Partners, I, L.P., Stilwell Partners L.P., Stilwell Value LLC, Joseph Stilwell and John Stilwell (4)

10.8	Prudential Bancorp, Inc. of Pennsylvania 2008 Stock Option Plan(5)
10.9	Prudential Bancorp, Inc. of Pennsylvania 2008 Recognition and Retention Plan and Trust Agreement(5)
10.10	Amendment No. 2 to Split-Dollar Agreement between the Bank and Joseph W. Packer, Jr.(6)
10.11	Endorsement Split Dollar Insurance Agreement, dated August 28, 2012, between Joseph Corrato and Prudential Savings Bank(7)
10.12	Endorsement Split Dollar Insurance Agreement dated August 29, 2012 between Jack Rothkopf and Prudential Savings Bank(7)
10.13
Transition Agreement by and among Prudential Bancorp, Inc. of Pennsylvania, Prudential Savings Bank, Prudential Mutual Holding Company, PSB Delaware, Inc. and Joseph W. Packer, Jr. dated as of April 18, 2012(8)

10.14	Employment Agreement between Prudential Savings Bank and Salvatore Fratanduono(1)
10.15	Employment Agreement between Prudential Savings Bank and Jack Rothkopf(1)
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5.0 and Exhibit 8.1, respectively)
23.2	Consent of S.R. Snodgrass, A.C.
23.3	Consent of FinPro, Inc.
24.0	Power of Attorney (previously included in Signature Page of this Registration Statement)
99.1	Subscription Order Form and Instructions(1)

No.	Description
99.2	Additional Solicitation Material(1)
99.3	Appraisal Report of FinPro, Inc.(1)
99.4	Letter of FinPro, Inc. regarding subscription rights(1)
99.5	Letter of FinPro, Inc. regarding liquidation rights(1)
99.6	Proxy card for shareholders of Prudential Bancorp, Inc. of Pennsylvania
99.7	Appraisal Report Update of FinPro, Inc.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document.*

*
  These interactive data files were previously attached to this registration statement, and, in accordance with Rule 402 of Regulation S-T, shall not be deemed filed for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections.
(1)
  Previously filed.
(2)
  Incorporated by reference from the Current Report on Form 8-K of Prudential Bancorp, Inc. of Pennsylvania, dated May 15, 2013 and filed with the SEC on May 21, 2013 (SEC File No. 000-51214).
(3)
  Incorporated by reference from the Current Report on Form 8-K of Prudential Bancorp, Inc. of Pennsylvania, dated November 19, 2008 and filed with the SEC on November 25, 2008 (SEC File No. 000-51214).
(4)
  Incorporated by reference from the Current Report on Form 8-K of Prudential Bancorp, Inc. of Pennsylvania, dated November 7, 2008 and filed with the SEC on November 7, 2008 (SEC File No. 000-51214).
(5)
  Incorporated by reference from Appendices A (2008 Stock Option Plan) and B (2008 Recognition and Retention Plan and Trust Agreement”) of the definitive proxy statement of Prudential Bancorp, Inc. of Pennsylvania (SEC File No. 000-51214) filed with the SEC on November 26, 2008.
(6)
  Incorporated by reference from the Annual Report on Form 10-K of Prudential Bancorp, Inc. of Pennsylvania for the year ended September 30, 2012 filed with the SEC on December 21, 2012 (SEC File No. 000-51214).
(7)
  Incorporated by reference from the Current Report on Form 8-K of Prudential Bancorp, Inc. of Pennsylvania, dated August 28, 2012, and filed with the SEC on August 31, 2012 (SEC File No. 000-51214).
(8)
  Incorporated by reference from the Current Report on Form 8-K of Prudential Bancorp, Inc. of Pennsylvania, dated April 18, 2012 and filed with the SEC on April 19, 2012, (SEC File No. 000-51214).
(b) Financial Statement Schedules
All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.   Undertakings.
The undersigned Registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)
  To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
  To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;
(iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.
(4)    That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(5)    That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;
(iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(7)   The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on July 31, 2013.
PRUDENTIAL BANCORP, INC.

By:	/s/ Thomas A. Vento
Thomas A. Vento Chairman, President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Thomas A. Vento Thomas A. Vento	Chairman, President and Chief Executive Officer (principal executive officer)	July 31, 2013
/s/ Jerome R. Balka, Esq.* Jerome R. Balka, Esq.	Director	July 31, 2013
/s/ Joseph R. Corrato* Joseph R. Corrato	Director, Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	July 31, 2013
/s/ A.J. Fanelli* A.J. Fanelli	Director	July 31, 2013
/s/ John C. Hosier* John C. Hosier	Director	July 31, 2013
/s/ Bruce E. Miller* Bruce E. Miller	Director	July 31, 2013
/s/ Francis V. Mulcahy* Francis V. Mulcahy	Director	July 31, 2013

*
  By Thomas A. Vento pursuant to power of attorney.